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08001971

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 34675

FISCAL YEAR 12-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/18/08

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中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Stock Code: 2388

ANNUAL REPORT 2007

12-31-07
AR/S


JPN/0

Delivering
Growth, Quality
and Excellence

The printed version of the 2007 Annual Report of the Company will replace this version in mid April 2008.



OUR VISION

TO BE YOUR PREMIER BANK

Combining the initials of mission and core values, we have

BOC SPIRIT

OUR MISSION

Build
customer satisfaction and provide quality and professional service

Offer
rewarding career opportunities and cultivate staff commitment

Create
values and deliver superior returns to shareholders

OUR CORE VALUES

Social Responsibility
We care for and contribute to our communities

Performance
We measure results and reward achievement

Integrity
We uphold trustworthiness and business ethics

Respect
We cherish every individual

Innovation
We encourage creativity

Teamwork
We work together to succeed

CONTENTS

Theme

In 2007, the Group made significant progress in implementing our 2006-2011 strategic plan. We not only achieved encouraging results in our major business areas but also delivered record earnings.

To welcome the 2008 Beijing Olympic Games, we selected several sport photos from the "Welcome to the Olympics - BOCHK Dynamic Action" Photo Competition for the cover and dividers of our annual report. The kaleidoscope of sport images presents energetic aspects of life in Hong Kong while demonstrating the theme of the Olympic spirit, which is "Swifter, Higher, Stronger".

Going forward, the Group will continue to maximise our value for shareholders by reinforcing our core competencies and delivering growth in our businesses.

中国银行(香港)
BANK OF CHINA (HONG KONG)

Beijing 2008

北京2008合作伙伴
BEIJING 2008 PARTNER

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and 450 ATMs and other delivery channels in Hong Kong, BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note issuing banks in Hong Kong. In addition, BOCHK and its subsidiaries have 15 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

2007 witnessed the 90th anniversary of our service in Hong Kong. Over this long period of time, the Group has developed along with Hong Kong. We have been through the ups and downs and shared the fruitful results. In celebration of our 90th anniversary, we have organised a series of events to mark the milestone of the Group. Here are some snapshots to share with you.



A Gala Evening with José Carreras presented by the Hong Kong Philharmonic Orchestra in early January unveiled the launch of our 90th anniversary celebration activities.





We sponsored the *90 Young Athletes Olympic Tour – Talented Young Hong Kong Athletes Beijing Olympic Exchange Tour*, which provided an invaluable opportunity for the young Hong Kong athletes to learn the great achievement of sports development in our Motherland.


BOC

We have specially designed a spectacular variety show held at AsiaWorld-Expo to share the joy with our 13,000 staff.



The specially designed exterior lighting of BOC Tower for our 90th anniversary





At our 90th Anniversary Celebration Reception, our Chairman Mr Xiao Gang (fifth from right of 1st row) joined hands with The Hon. Donald Tsang, Chief Executive of the HKSAR (middle of 1st row), and Mr Gao Siren, Director of the Liaison Office of the Central People's Government in the HKSAR (fifth from left of 1st row), to officiate at the lighting ceremony.





Committed to Building a Better Tomorrow – Exhibition in commemoration of the 90th Anniversary of the Bank of China in Hong Kong held at BOC Tower showcased the course of the Bank's development and growth.

FINANCIAL HIGHLIGHTS

For the year	2007 HK$'m	2006 HK$'m	Change +/(-)%
Net operating income before impairment allowances	**27,254**	21,309	27.90
Operating profit	**18,033**	16,545	8.99
Profit before taxation	**19,126**	17,139	11.59
Profit for the year	**15,817**	14,284	10.73
Profit attributable to the equity holders of the Company	**15,446**	14,007	10.27
Per share	**HK$**	HK$	+/(-)%
Earnings per share	**1.4609**	1.3248	10.27
Dividend per share	**0.9150**	0.8480	7.90
At year-end	**HK$'m**	HK$'m	+/(-)%
Capital and reserves attributable to the equity holders of the Company	**92,842**	84,655	9.67
Issued and fully paid share capital	**52,864**	52,864	-
Total assets	**1,067,637**	928,953	14.93
Financial ratios	**%**	%	
Return on average total assets[1]	**1.53**	1.56	
Return on average capital and reserves attributable to the equity holders of the Company[2]	**17.40**	17.02	
Cost to income ratio	**28.52**	30.78	
Loan to deposit ratio[3]	**51.66**	49.32	
Average liquidity ratio[4]	**50.92**	50.46	
Capital adequacy ratio[5]	**13.08**	13.99	

1. Return on average total assets = $\frac{\text{Profit for the year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

   = $\frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$

3. Loan to deposit ratio is calculated as at year end. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

5. Capital adequacy ratio as at 31 December 2007 is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. The comparatives as at 31 December 2006 are computed in accordance with the Third Schedule of the Banking Ordinance. They are not restated on the ground that different approaches are used to calculate the Group's capital requirements for the years ended 31 December 2007 and 2006.

6. Certain comparative amounts have been reclassified to conform with the current year's presentation.



Capital and reserves attributable to the equity holders of the Company
HK$'m
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
03
04
05
06
07



Total assets
HK$'m
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
03
04
05
06
07



Profit attributable to the equity holders of the Company
HK$'m
20,000
15,000
10,000
5,000
0
03
04
05
06
07

FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing from 1 January 2003 is summarised below:

For the year	**2007 HK$'m**	2006 HK$'m	2005[3] HK$'m	2004[4] HK$'m	2003[4] HK$'m
Net operating income before impairment allowances	**27,254**	21,309	18,158	15,909	17,252
Operating profit	**18,033**	16,545	15,052	12,184	9,821
Profit before taxation	**19,126**	17,139	16,502	14,252	8,691
Profit for the year	**15,817**	14,284	13,856	12,121	8,102
Profit attributable to the equity holders of the Company	**15,446**	14,007	13,596	11,963	7,963
Per share	**HK$**	HK$	HK$	HK$	HK$
Earnings per share	**1.4609**	1.3248	1.2859	1.1315	0.7532
At year-end	**HK$'m**	HK$'m	HK$'m	HK$'m	HK$'m
Advances and other accounts	**420,234**	352,858	338,403	309,211	300,094
Total assets	**1,067,637**	928,953	831,002	796,776	762,587
Daily average balance of total assets	**1,032,577**	915,900	831,789	776,792	752,058
Deposits from customers[1]	**799,565**	703,776	639,031	631,330	600,642
Total liabilities	**972,579**	842,313	749,289	727,016	701,170
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864	52,864
Capital and reserves attributable to the equity holders of the Company	**92,842**	84,655	79,935	68,521	60,261
Financial ratios	**%**	%	%	%	%
Return on average total assets	**1.53**	1.56	1.67	1.56	1.08
Cost to income ratio	**28.52**	30.78	31.75	34.72	32.79
Loan to deposit ratio[1]	**51.66**	49.32	52.27	49.61	51.38

1. Since 2005, deposits from customers also include structured deposits reported as "Financial liabilities at fair value through profit or loss".
2. On 1 January 2005, a number of new and revised HKFRSs and HKASs came into effect. The resulting changes in accounting treatment and presentation of various income statement and balance sheet items may render certain comparative figures for the years 2003 and 2004 not strictly comparable.
3. In June 2006, the Company acquired a 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if such combination had occurred from the date when the Company and BOC Life first came under common control.
4. The financial information prior to 2005 had not been restated to reflect the adoption of merger accounting upon the acquisition of BOC Life as the difference before and after restatement is insignificant.
5. Certain comparative amounts have been reclassified to conform with the current year's presentation.

Deposits from customers



HK$'m
500,000
400,000
300,000
200,000
100,000
0
03
04
05
06
07

Advances and other accounts



HK$'m
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
03
04
05
06
07


SWIFTER, HIGHER,
elcome he ear f
he Olympics ith oy

STRONGER

China Development Bank issued the first-ever RMB bonds in Hong Kong. Bank of China (Hong Kong) was one of the Joint Lead Managers and Bookrunners of this transaction.


China Development Bank





The year of 2007 was a successful year for the Group. We have made notable progress in the implementation of our 2006-2011 strategic plan and produced encouraging results in our major business areas. The marked performance was underpinned by our strong commitment to being a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

Net operating income before impairment allowances surged by 27.9% to HK$27,254 million while operating profit before impairment allowances increased by 32.1% to HK$19,481 million. While achieving strong business growth, we have also faced challenges in our treasury investments amid the volatile financial market. We have proactively managed our investment portfolio and taken some write-downs on the Group's asset-backed securities. Despite the write-downs, the Group's profit attributable to shareholders rose by 10.3% from 2006 to HK$15,446 million while earnings per share were up 10.3% to HK$1.4609, achieving another record level since its listing.

The Group's financial position remains healthy. Total assets reached HK$1,067.6 billion, up 14.9%, a milestone for the Group. Our loan quality remained excellent as our classified or impaired loan ratio further improved to 0.44% while our classified loan ratio was consistently lower than market. Capital adequacy ratio at end-2007 was 13.08%. Exposure to US subprime asset-backed securities had been significantly reduced to HK$4.1 billion from HK$12.8 billion at the end of June.

The Board is recommending a final dividend of HK$0.487 per share at the Company's Annual General Meeting on 20 May 2008. That, together with the interim dividend of HK$0.428 per share, will mean a total dividend of HK$0.915 per share for fiscal 2007, representing an increase of 7.9% versus HK$0.848 per share for fiscal 2006. The Group's 2007 total dividend payout as a percentage of profit attributable to shareholders will be 62.6%.

With our enhanced business platform, we have successfully captured the business opportunities arising from a robust economy in Hong Kong. In 2007, the Hong Kong economy remained generally upbeat and sustained above-trend growth, fuelled by private consumption, exports of merchandise and services, business investment, tourism and an active financial market. However, inflationary pressure was being felt more acutely due to strong domestic demand and the effect of imported inflation.

2007 was the second year in which BOCHK implemented its strategic plan for 2006-2011. Under our Relationship-Product-Channel (RPC) Model, we actively reinforced our business platform by consolidating existing businesses, enhancing our innovative capability and focusing on service quality. Our efforts to innovate, integrate and execute with an aim at better serving the customers' needs paid off handsomely. We saw impressive growth in both net interest income and net fees and commission income. Loans to both corporate and individual customers registered encouraging growth, particularly, higher yielding loans including trade finance, SME loans and lending through our Mainland operation. We have also reinforced our leading market positions in residential mortgage, loan syndication and Hong Kong RMB banking business.

Our net fees and commission income also increased substantially, mainly driven by robust growth in investment and insurance fee income benefiting from the buoyant stock market and IPO activities. We also made significant progress in building the Group's product manufacturing and distribution capabilities. During the year, we continued to broaden our product platform and introduced our own branded treasury and QDII products, private placement and custodian services. We also enhanced our cash management services platform.

In December 2007, our indirect wholly owned subsidiary, Nanyang Commercial Bank (China) Limited ("NCB China"), was established and commenced operation in Shanghai. NCB China will consolidate and spearhead our expansion into the Mainland RMB retail banking market. Its commencement of operation represents a vital landmark in the Group's strategic focus to offer comprehensive banking services to local Chinese enterprises and individuals as well as to Hong Kong and overseas customers with banking needs in China.

Looking forward, we expect 2008 will be a year full of opportunities as well as challenges. While we should be alert to the increasing uncertainty confronting the global credit market and the US economy, we also believe that Hong Kong's banking and financial services sector is likely to benefit from positive developments in China. To succeed, we will remain agile in responding to the changing market environment and the needs of our customers. We will continue to maximise shareholder value by delivering growth and enhancing our business capabilities. We will also capitalise on our relationship with our parent bank, Bank of China (BOC) and our presence in the Mainland to capture emerging business opportunities. This is evidenced by the Group's recent appointment by the BOC Group as the principal bank for its Asia-Pacific Loan Syndication Centre. This development will help solidify the Group's leading position in corporate banking and loan syndication while giving us an added advantage in extending our reach to markets in the Asia-Pacific region outside Hong Kong and China. As a member of BOC Group, we are also honoured to support the Beijing Olympic Games and share in the pride that everyone has for the world's most important sporting event.

Last year was the 90th anniversary of the establishment of BOC in Hong Kong. In retrospect, we take considerable pride in what we have achieved. Since its listing in 2002, the Company has been actively strengthening its corporate governance framework and business platform to deliver sustaining growth in its operating results and to enhance shareholder value. The consistently strong performance of the Group in recent years is a tribute to the Management team and our staff force as a whole. In this connection, I would like to extend my heartfelt gratitude to our employees for their dedicated efforts and intelligence. I am grateful to my fellow Board Members who are tireless in their contributions to our vision and governance. On behalf of the entire organisation, I wish to express my appreciation to our shareholders and customers for their continued support. I am confident that as we continue to build on our strengthened foundation, together with the Board's wise counsel and the support of our stakeholders, we have every reason to believe in the Group's continued success.

XIAO Gang
Chairman

25 March 2008

2007 witnessed the 90th year of our operation and the fifth anniversary of the Group's public listing in Hong Kong. In the year under review, we once again achieved encouraging business growth as we pushed forward with our strategic plan for 2006-2011. Having reinforced our business model and core competencies, we made significant progress in expanding our major businesses, particularly the high-yield segments, and capturing new business opportunities arising from the economic upturn.

Key Business Achievements

Let me first highlight our major business achievements in 2007.

- We accomplished or exceeded our growth targets on nearly all business fronts, with improvements in our key financial ratios.
- Broad-based growth was achieved in our core lending business, coupled with an advancement in our credit structure. In particular, we witnessed sturdy performance in high-yield segments such as trade finance, SME loans and Mainland lending.
- In our established business areas, we managed to maintain our market leadership and growth momentum, including loan syndication, residential mortgage and RMB banking services in Hong Kong.
- We substantially expanded our personal banking segment by boosting the growth of wealth management, retail stock brokerage and insurance service.
- Exceptionally strong growth was recorded in net fees and commission income by drastically expanding the investment and insurance segments.
- In the Mainland market, we sped up the growth of income and profit, expanded our business scope, strengthened our presence and commenced the operation of NCB (China).
- We enhanced our asset and liability management and widened our net interest margin.
- The implementation of the Relationship-Product-Channel (RPC) model, launched in early 2007, has been highly successful as witnessed by the strength of our business platform in driving organic growth and new product development while further improving our workflow, operational efficiency and service quality.
- We continued to pursue high standards of corporate governance, risk management and internal control.

Financial Performance

Thanks to the robust economic environment in our major markets and underpinned by our internal strengths, we were able to achieve remarkable business performance across the board. Net operating income before impairment allowances increased by 27.9% to HK$27,254 million. Operating profit before impairment allowances grew by 32.1% to HK$19,481 million.

Despite a significant reduction in net loan impairment write-back and the charges for impairment allowances on securities investments amid the volatile financial markets, our earnings continued to grow at a steady pace during the year. Profit attributable to shareholders grew by 10.3% to HK$15,446 million. Earnings per share increased by 10.3% to HK$1.4609.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.53% and 17.40% respectively, versus 1.56% and 17.02% respectively for 2006. As a reflection of strong growth in our business, ROA and ROE before impairment allowances rose by 0.28 percentage point and 4.03 percentage points to 1.89% and 21.95% respectively.

The Group's net interest income increased by 22.5% to HK$19,395 million due, firstly, to the growth in interest-earning assets and, secondly, to the widening of net interest margin. The Group's average interest-earning assets saw a healthy growth of 12.3% which was driven by both the expansion of its lending business and the increase in customer deposits. Our efforts in facilitating loan growth paid off well, with loans and advances to customers up by 19.0% year-on-year to HK$413,062 million. While maintaining our market leadership in residential mortgage and loan syndication, we effectively expanded the high-margin segments such as trade finance, SME loans and Mainland lending.

Against the backdrop that market interest rates became more volatile and the yield curve steepened in the latter part of the year, we succeeded in widening the Group's net interest margin due to an improved asset mix, better management in funding costs as well as higher investment yield. As net interest spread generally improved, our net interest margin widened to 2.07% from 1.90% of 2006.

Our strenuous effort in expanding the Group's fee-based income was rewarding. Net fees and commission income grew strongly, surging by 68.8% to HK$6,274 million, attributable primarily to the robust performance of the Group's stock brokerage segment. On the back of an active stock market and having enhanced our e-channels for retail customers, we boosted stock transaction volume substantially by 187.5%. Stock brokerage commission increased by 157.4% to HK$3,560 million. At the same time, by promoting our asset management business, we saw an impressive growth of 115.5% in related fee income as the sales of open-end funds surged by 125.8%. Fee income from the sales of bonds also increased by an impressive 101.0% after the introduction of private placement services which drove up the sales of structured notes by 195.8%.

Net trading income fell by 35.4% to HK$1,013 million as a result of a decrease of 28.1% in net trading income from foreign exchange and foreign exchange-related products. Should we exclude the net trading loss of foreign exchange swap contracts which arose from the Group's funding activities, the income from other foreign exchange activities would have gone up by 26.8%.



We continued to exercise a high degree of prudence in managing costs while equipping ourselves sufficiently for business growth and service enhancement. The Group's total operating expenses for 2007 increased by 18.5% to HK$7,773 million. This was due partly to our continued investment in human resources and technology and partly to salary adjustment to maintain the competitiveness of our remuneration package in the market. Notwithstanding such increases, our cost-to-income ratio was 28.52% (versus 30.78% in 2006), which was low by industry standards.

The Group's total assets increased by a healthy 14.9% to top the HK$1,000 billion mark and reached HK$1,067.6 billion by end-2007. Customer deposits increased by 13.6% to HK$799,565 million. With effective risk management and internal control, the Group's loan quality improved further. Classified or impaired loan ratio declined by 0.13 percentage point to 0.44%.

The Group's capital and liquidity positions remained strong. Consolidated capital adequacy ratio was 13.08% at the end of 2007, versus 13.99% (based on Basel I) at end-2006. Average liquidity ratio stood at 50.92% for the year of 2007, as compared with 50.46% for 2006. Our exposure to US sub-prime asset-backed securities was reduced significantly to HK$4.1 billion as at 31 December 2007, versus HK$12.8 billion as at 30 June 2007.

Business Review

The performance of our various major business streams in 2007 reflects the prowess of the Group's new business model and enhanced operating platforms in driving income and profit growth.

Personal Banking

The Group's Personal Banking business continued to expand and posted strong growth in 2007. Most strikingly we improved our income base by drastically increasing fees and commission income from stock brokerage, sales of funds and bonds, etc. while maintaining healthy growth in net interest income.

Net operating income before impairment allowances rose by a strong 40.0% to HK$14,075 million. Net interest income went up by 16.3% to HK$8,144 million with the growth of mortgage loans and other consumer lending. Other operating income soared by 94.5% to HK$5,931 million as a result of the 106.5% growth in net fees and commission income. Profit before taxation increased by 58.0% to HK$8,129 million.

The surge in fees and commission income was the result of the Group's effort in driving the growth of investment and insurance agency services through product innovation and service enhancement. To capture demand arising from the robust stock market, the Group actively promoted its stock brokerage service during the year. By reinforcing our internet and telephone banking service platform, we grew the stock brokerage business considerably by 187.5%, which was led by the 287.4% increase via automated channels. As the receiving bank for most of the large-scale IPOs in Hong Kong over the previous year, our IPO-related fees and commission income increased by 75.0%. Meanwhile, our product offerings have been expanded to meet customers' demand for more sophisticated investment products. As a result, the sales of structured notes rose by 195.8% while the sales of open-end funds grew by 125.8%. We also recorded an impressive sales growth of 45.2% in life insurance products through initiatives in product manufacturing, brand building, marketing and service enhancement. All in all, the Group's investment and insurance fee income saw a strong growth of 143.7% in 2007.

The local property market continued to revive during the year, giving rise to the demand for mortgage loans. In response, we promoted our mortgage services aggressively with a wider range of innovative mortgage products to serve the diverse needs of customers, thus growing our residential mortgage business by 9.9% year-on-year, versus the market average of 5.4%. In 2007, we have maintained our position as the market leader in mortgage business.

The wealth management segment also posted impressive results in 2007 as we placed special emphasis on customer stratification and expanded our service portfolio targeting high net-worth customers. We launched private placement services in early 2007 to offer wealth management customers various investment choices. Our brokerage service in bonds was also enhanced. Meanwhile we engaged in innovative marketing campaigns and upgraded our service quality through more vigorous staff training. By the end of the year, the number of wealth management customers and the amount of assets under our management were up significantly by 68% and 46% respectively.

The credit card segment continued to grow in terms of card issuance, cardholder spending and merchant acquiring volume, which increased by 10.2%, 24.1% and 32.3% respectively year-on-year. We owed these encouraging results to our innovative efforts in product development, marketing and system upgrade. Aside from expanding in the local market, we made a strategic move by forming a joint venture, BOC Services Company Limited, between BOC-CC and BOC in November to provide back-end support to BOC Group Bank Card in the Mainland, which will give us an advantage in developing card business in China.

We remained the market leader and further expanded our RMB banking business in Hong Kong. By end-2007, our RMB deposits grew by 41.3% year-on-year. We led the market in RMB credit card issuance and RMB card merchant acquiring businesses as well as other RMB-related banking services. With the further expansion of RMB banking business in Hong Kong, we commenced the RMB bond service in June 2007 that comprises subscription, custody and coupon collection. Furthermore, we acted as the joint lead manager, bookrunner and placing bank for the RMB bonds issued by all the three Mainland banks in Hong Kong last year.

To cope with business growth and to improve service quality, we continued to optimise our branch network by setting up more wealth management centres to serve high net-worth customers. Our internet and telephone banking platform was further reinforced to support the growth of automated stock trading.

Corporate Banking

Corporate Banking business delivered solid growth and optimised its business structure in 2007. While maintaining our market leadership in loan syndication, we focused on expanding the high-margin segments for better returns.

Net operating income before impairment allowances increased by a healthy 14.5% to HK$7,669 million. Net interest income went up by 14.6% to HK$5,739 million due mainly to loan growth in various segments. Other operating income grew by 14.4% to HK$1,930 million benefiting from the increases in loan and bills commission income as well as in fees income from both trust and payment services. Owing to a significant reduction in net release of loan impairment allowances, profit before taxation fell by 5.0% to HK$6,526 million.

The Group continued to be the top arranger in the loan syndication market covering Hong Kong, Macau and the Mainland of China. One of the syndicated loans we arranged was ranked among the top three financing projects in the Asia-Pacific region in 2007. In this connection, I am pleased to report that in early 2008 BOCHK has been appointed by the BOC group as the principal bank for its Asia-Pacific Loan Syndication Centre. This appointment enhances our position in loan syndication and facilitates us in reaching out to the Region.

The Group recorded outstanding growth in its IPO financing business. Spurred by the robust stock market and our own intense marketing effort, our IPO financing volume grew by 162.1% to HK$528 billion covering some 48 newly listed entities.

In accordance with our strategic plan, we put emphasis on growing the high-margin segments and improving our loan mix with great success in 2007. By refining our SME business model, establishing a SME marketing team, streamlining the credit approval procedure and strengthening product innovation, we attained an impressive growth of 32.2% in SME lending. At the same time, through our intensive marketing and sales effort, the outstanding balance of trade finance and the volume of trade bills increased by 43.9% and 22.9% respectively, of which SMEs accounted for an increased proportion.

In terms of new business development, we have made much headway in cash management and custody services. A cash management team has been set up to take charge of product development and marketing. In 2007, we embarked on cross-border cash management projects for large Mainland enterprises seeking global expansion. Concurrently, we have established a custody business team to provide securities settlement and custody services for institutional clients and Qualified Domestic Institutional Investors (QDIIs). Relevant service platforms have been put in place for local custody, global custody and escrow services.

Mainland Business

Our Mainland branches registered remarkable results in 2007. Operating profit before impairment allowances increased by HK$200 million or 53.5%. Total advances to customers were up by 60.9% to HK$30 billion, of which RMB loans increased by 194.2%. Customer deposits increased by 48.4% to HK$5.8 billion. Loan quality remained good with the classified loan ratio standing at 0.68%. The business scope of our branch network in China continued to expand. Of our 15 branches and sub-branches in the Mainland, 12 have been permitted to conduct RMB business (except for Mainland residents) while 13 have been qualified as QDIIs. During the year, we formed strategic alliances with a number of insurance companies to develop insurance agency business in China. Moreover, we introduced a number of QDII products that were met with enthusiastic response from Mainland customers.

The Group's wholly-owned subsidiary Nanyang Commercial Bank (China) Limited – NCB (China) in short – was officially incorporated in China on 14 December 2007 and commenced operation at its Shanghai headquarters as from 24 December 2007. This is a milestone for the Group on its way to attaining a solid presence in China as NCB (China) is an integral part of the Group's dualistic approach in developing its Mainland business. It will offer comprehensive banking services in China while BOCHK and Chiyu Banking Corporation remain foreign-funded banks focusing on corporate banking and foreign exchange businesses in China.

Treasury

The Group's Treasury business continued to grow by diversifying its investment portfolio, expanding its product offerings and capturing new demand.

Net operating income before impairment allowances increased by 18.0% to HK$6,075 million, due primarily to the 33.2% rise in net interest income which was attributable to the growth of surplus funds and higher investment yield. Other operating income decreased by 72.3% to HK$206 million, caused mainly by the net trading loss from foreign exchange swap contracts and lower net trading income from interest rate instruments and commodities. Profit before taxation decreased by 28.3% to HK$3,315 million. Impairment allowances of HK$2,133 million have been provided for the Group's portfolio of US asset-backed securities.

In view of the increasing volatility in the market, the Group closely monitored its asset and liability structure as well as the movements of credit spread. Appropriate investment strategies were adopted to grow the return on surplus funds. In addition, we captured a substantial chunk of the local IPO business during the year. In our role as receiving bank for 36 IPOs, we managed a total of over HK$1,900 billion in IPO-related funds.

We expanded our treasury product portfolio with concrete results. We embarked on a notes programme by issuing the first batch of structured notes in February 2007. Our equity warrants were also launched and are now traded on the Stock Exchange of Hong Kong. These products have attracted keen response from customers. To further diversify our product range and solidify our position in the local RMB market, we stepped up the marketing of RMB non-deliverables forward contracts.

Insurance

The Insurance segment achieved satisfactory growth in 2007 by enhancing its product offerings and service quality.

Net operating income before impairment allowances increased by a strong 58.2% to HK$378 million. Net interest income surged by 66.6% to HK$788 million due mainly to increased investment in debt securities made possible by significant growth in premium income. Other operating income grew by 40.6% to HK$9,030 million with higher net insurance premium income. Profit before taxation increased by 50.0% to HK$261 million.

The synergy effect expected of the acquisition by the Group of BOC Life in 2006 was becoming increasingly evident. Supported by the Group's extensive distribution network and through product innovation, service enhancement, and brand building, we not only heightened income and profit but also strengthened our market position and captured a larger market share in the insurance business.

Outlook

Looking ahead, we are cautiously positive about the economic prospects of our two major markets – Hong Kong and the Mainland – in 2008. The Hong Kong economy is forecast to sustain stable GDP growth as investor and consumer sentiments remain favourable. Continued improvement in the local labour market and household income will be conducive to consumer spending, property sales and the demand for banking services. Across the border, the Chinese economy is expected to stay on a healthy growth track and give rise to fresh business opportunities for Hong Kong. However, we will not underestimate the negative impact of the higher degree of uncertainty hovering over the global credit market in general and the US economy in particular. The investment market and interest rate movements would likely be subject to greater volatility. At the same time, inflationary pressure is expected to persist with internal demand and imports, thus resulting in higher operating costs – something we need to manage more proactively.

We are now into the third year of our 2006-2011 strategic plan. Our priority this year is to make the most of our successfully implemented RPC model to fortify our leading market position in Hong Kong. We will take advantage of our significantly reinforced customer relationship platforms to drive growth in product distribution through cross-selling. We will leverage our enhanced product manufacturing capabilities to develop and diversify our service portfolio. With better channel utilisation and workflow, we are now in a better position to achieve more effective marketing and sales.

Given the momentum and the good results achieved in the past year, we will strive to maintain our lead in the Group's strong segments, including mortgage lending, loan syndication and RMB banking services in Hong Kong. We will focus on further improving our loan structure by growing high ROE segments, including SME loans, trade finance, as well as personal loans and credit card business. By exploiting our enhanced customer platform and segmentation, we aim to drive the growth of wealth management services for high net-worth customers. We will also solidify our market position in fast growing areas such as investment and insurance agency services and place special emphasis on increasing non-interest income.

The Mainland sector is expected to grow in importance in the Group's development. Now that NCB (China) is in full swing, we will expand our services to customers and identify suitable locations in targeted cities to enlarge our branch network in China. At the same time, we will continue to forge closer cooperation with BOC for business development and mutual gains. In the area of personal banking, we will introduce our wealth management services to Mainland customers and expand our credit card business. On the corporate banking front, with initial success in 2007, our key emphases in the coming year are to grow our cash management and custodian services in collaboration with BOC and play an active role as service provider for big corporations, institutional clients and QDIIs in the Mainland. BOC Services Company Limited, our new joint venture with BOC, will help us strengthen bank card-related service and support in the rapidly growing Mainland market. By leveraging our position as the principal bank for BOC's Asia-Pacific Loan Syndication Centre, we will work closely with BOC to explore business opportunities in the Region.

In concluding, I wish to thank the Board of Directors for their guidance. I also wish to extend my heartfelt appreciation to my Management team and all the staff for their commitment and ingenuity that have enabled us to deliver growth, quality and excellence year after year.

HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 25 March 2008


The Launch Ceremony of Great Olympic

SWIFTER,

In celebration of the 500-day countdown to Beijing Olympic Games, we launched a host of "Great Olympic Offers", including deposit, mortgage, commercial lending and credit card services, to our customers.



HIGHER, STRONGER

Welcome the Year of the Olympics With Joy



The following sections provide an analysis of the Group's performance, financial position, and risk management. These should be read in conjunction with the financial statements included in this Annual Report.

PERFORMANCE MEASUREMENT

The Group delivered satisfactory results in 2007. The following table highlights the Group's financial performance in terms of earnings, dividend payout, cost efficiency, asset growth, loan quality, and capital strength. These encouraging results can be attributed to the successful execution of the Group's strategic plan for 2006-2011, and the generally favourable economic environment.

Financial Indicators	Performance	Result Highlights
Earnings	• Operating profit before impairment allowances increased by 32.1% to HK$19,481 million. • Profit attributable to shareholders increased by 10.3% to HK$15,446 million.	• **Both operating profit before impairment allowances and profit attributable to shareholders: record highs since IPO**
ROE[1] and ROA[2]	• ROE and ROA were 17.40% and 1.53% respectively. • ROE and ROA before impairment allowances rose by 4.03 percentage points and 0.28 percentage point to 21.95% and 1.89% respectively.	• **ROE: 17.40%** • **ROA: 1.53%**
Dividend payout ratio	The proposed final dividend plus the interim dividend represent a total payout ratio of 62.6%, which is within the range set out in the Group's dividend policy.	• **2007 full year dividend per share: up 7.9%**
Net interest income and net interest margin	• Net interest income increased by 22.5% to HK$19,395 million. • Net interest margin rose from 1.90% in 2006 to 2.07% in 2007 mainly due to the improvement in net interest spread.	• **Net interest income up 22.5%** • **Net interest margin: 2.07%**
Non-interest income[3]	Non-interest income was up 43.6%, primarily driven by investment-related agency fee income. Non-interest income to operating income[4] ratio increased by 3.15 percentage points to 28.84% due to a higher growth rate in non-interest income relative to net interest income.	• **Non-interest income to operating income ratio: 28.84%**
Cost efficiency	Cost-to-income ratio dropped further by 2.26 percentage points to 28.52% as increase in operating income outpaced that of operating expenses. Operating income increased by 27.9% while operating expenses increased by 18.5%.	• **Cost-to-income ratio: 28.52%, well below the market average**
Total assets	• Total assets increased by 14.9% to HK$1,067.6 billion as total deposits from customers grew by 14.2% to HK$793.6 billion.	• **Total assets: up 14.9%**
Loan quality	• Formation of new classified loans[5] remained at a low level, being less than 0.3% of total loans. • Classified or impaired loan[6] ratio declined by 0.13 percentage point from 0.57% in 2006 to 0.44% at end-2007.	• **Classified or impaired loan ratio: 0.44%**
Capital strength and liquidity	Capital adequacy ratio and liquidity ratio remained strong.	• **Capital adequacy ratio: 13.08%** • **Liquidity ratio: 50.92%**

(1) ROE represents return on average capital and reserves attributable to the equity holders of the Company.
(2) ROA represents return on average total assets and is defined in "Financial Highlights".
(3) Non-interest income represents net fees and commission income, net trading income, net gain/(loss) on financial instruments designated at fair value through profit or loss, net gain/(loss) on investments in securities, net insurance premium income, other operating income and net insurance benefits and claims.
(4) Operating income comprises net interest income and non-interest income as defined in (3) above.
(5) Classified loans are advances to customers which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality.
(6) Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

HIGHLIGHTS OF THE GROUP'S PROGRESS IN IMPLEMENTING THE 2006-2011 STRATEGIC PLAN

The Group formulated and implemented its 2006-2011 strategic plan in 2006 with the vision of becoming a top-quality financial services provider with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. 2007 was the second year of the implementation of this strategic plan and significant progress was recorded (For further details, please refer to Progress Update of 2006-2011 Strategic Plan on pages 49 to 50 of this report).

- The Group maintained its **leading position** in the syndication loan market covering Hong Kong, Macau and the Mainland, local residential mortgage business, Hong Kong RMB banking business, RMB card merchant acquiring business and RMB card issuing business. The Group also acted as joint lead manager and book runner for all three RMB bonds issued in Hong Kong and was the market leader in the business.

- The stronger **wealth management** platform put in place since 2005 helped significantly increase the total number of wealth management customers by 68% and assets under management by 46% in 2007. During the year, private placement services were successfully launched to better serve high net worth individuals.

- The Group completed its implementation of the **RPC model**. Dedicated and professional teams have been formed to focus on the development of product and relationship management. The Group's distribution network was further optimised. During the year, various business models were refined and workflows streamlined. As a result of these initiatives, the Group recorded broad-based growth in both deposits and loans in 2007. More importantly, strong growths were registered in the **high return segments**, such as investment and insurance business, lending by Mainland branches, trade finance and SME loans.

- The Group's **product manufacturing capabilities** were further enhanced. A range of new products were developed and launched during the year, including structured notes, equity warrants and QDII products under the Group's own brand. Securities products such as the stock broking services were upgraded to handle the significant increase in trading volume.

- The Group **expanded its service platform** to cover custody services. A custody service team was formed and major service platforms were put in place to pave the way for expansion. At the same time, the Group also formed a special purpose entity with BOC to provide back-end service support to BOC Group Bank Card in the Mainland.

- Nanyang Commercial Bank (China) Limited ("NCB (China)") was incorporated in the Mainland and business commenced in December 2007. NCB (China) is an integral part of the Group's **China business model** which adopts a dualistic approach in developing Mainland-related business.

BUSINESS ENVIRONMENT

Hong Kong Real GDP


YoY%
change
10.0
9.0
8.0
7.0
6.0
5.0
06Q1
06Q2
06Q3
06Q4
07Q1
07Q2
07Q3
07Q4
Year / Quarter

Source: Bloomberg

Hong Kong Unemployment Rate


%
4.5
4.0
3.5
3.0
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

On the back of robust economic growth in Hong Kong, the local banking sector could operate in a largely favourable environment in 2007. Boosted by strong private consumption, business investment, inbound tourism, exports of merchandise and services as well as an active financial market, Hong Kong's economy registered growth for the fourth consecutive year, with real GDP growing by 6.3% in 2007. The unemployment rate edged down further to 3.4%. However, owing to strong internal demand and the impact of imported inflation, inflationary pressure in Hong Kong mounted with the composite consumer price index rising by 3.8% by the end of the year.

Federal Funds Target Rate


%
5.5
5.0
4.5
4.0
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

HIBOR


%
6.0
5.0
4.0
3.0
1-month HIBOR
3-month HIBOR
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

HKD and USD interest rates were relatively stable in the first half of 2007 but became more volatile in the second half. In the first half of the year, US Federal Funds Target Rate remained at 5.25% while LIBOR remained flat. Meanwhile, owing to increased demand for IPO funds, HKD short-term market rates rose steadily. However, tightened interbank liquidity from credit crunch in international markets and heightened demand for local liquidity driven by IPO activities caused short-term market rates to surge in August. In September, in order to alleviate the tightened interbank market, the US Federal Reserve lowered the US Federal Funds Target Rate, which marked the beginning of the interest rate cut cycle. During the fourth quarter, US Federal Funds Target Rate was cut by an aggregate of 100 basis points to 4.25%. Banks in Hong Kong followed the rate cut and both 1-month HIBOR and LIBOR declined in the period. During the year, the yield curve steepened, as evidenced by the broader average interest spread of 52 basis points in 2007 between 2-year Exchange Fund notes and its 10-year counterparts, versus 31 basis points in 2006.

In 2007 the Group's average HKD Prime rates decreased by 44 basis points whereas the average 1-month HIBOR increased by 16 basis points. As a result, HKD Prime-to-one month HIBOR spread (hereinafter called "Prime-HIBOR spread") narrowed by 60 basis points to 3.31%.

Hang Seng Index


34,000
30,000
26,000
22,000
18,000
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

Underpinned by broad-based economic growth in Hong Kong and continuous capital inflow, the local stock market performed strongly though not without certain volatility in 2007. Driven by a large number of IPO activities and the extension of the Qualified Domestic Institutional Investor (QDII) Scheme, at one point the Hang Seng Index (HSI) rocketed to a record high of over 30,000 points in October. However, the uncertainty that started creeping in across global credit markets thereafter caused the market to become more volatile and the HSI closed at 27,813 points at end-2007, which was still 39% higher than that at end-2006. Total transaction volume more than doubled. Amid the buoyant stock market, there was strong demand for investment-linked instruments. The spate of IPO activities also boosted IPO-related lending for banks in Hong Kong.

Because of higher household income and lower mortgage rates, the local residential property market continued to revive. During the year, property prices increased significantly and the transaction volume shot up to a record high in 10 years. Inflation, together with the concern for negative real interest rates in Hong Kong resulting from aggressive US rate cuts, drove up the demand for real estate investment which in turn fueled the growth of mortgage lending.

Basically favourable economic fundamentals allowed the local banking sector to operate under a benign credit environment. The loan quality of retail banks further improved with the classified loan ratio dropping to 0.86% at end-2007.

In 2007, the local banking sector was able to benefit from the expansion of domestic demand, buoyant investment markets and improved loan quality despite inflated operating expenses and compressed margins due to intensified market competition.

CONSOLIDATED FINANCIAL REVIEW

In 2007, the Group achieved satisfactory financial results and made significant progress in implementing its strategic plan for 2006-2011. Both operating profit before impairment allowances and profit attributable to shareholders reached record highs since its IPO in 2002. Driven by strong growth in core earnings, operating profit before impairment allowances increased by HK$4,730 million, or 32.1%, to HK$19,481 million. Impairment allowances on securities and a lower net reversal of loan impairment allowances adversely affected the profit performance for the year. Despite these, the Group's profit attributable to shareholders rose by HK$1,439 million, or 10.3%, to HK$15,446 million. Earnings per share were HK$1.4609, up HK$0.1361. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.53% and 17.40% respectively. ROA and ROE before impairment allowances improved by 0.28 percentage point and 4.03 percentage points to 1.89% and 21.95% respectively.

Operating Profit before Impairment Allowances


HK$m
20,000
15,000
10,000
5,000
0
11,595
10,352
12,403
14,751
19,481
2003*
2004*
2005
2006
2007

Profit Attributable to Equity Holders


HK$m
20,000
15,000
10,000
5,000
0
7,963
11,963
13,596
14,007
15,446
2003*
2004*
2005
2006
2007

Dividend per Share


HK$
1.00
0.75
0.50
0.25
0
0.515
0.715
0.808
0.848
0.915
2003*
2004*
2005
2006
2007

Earnings per Share


HK$
2.00
1.50
1.00
0.50
0
0.7532
1.1315
1.2859
1.3248
1.4609
2003*
2004*
2005
2006
2007

* Excluding BOC Life

Financial Highlights

HK$'m, except percentage amounts	2007	2006
Operating income	**27,254**	21,309
Operating expenses	**(7,773)**	(6,558)
Operating profit before impairment allowances	**19,481**	14,751
Net (charge)/reversal of impairment allowances	**(1,448)**	1,794
Others	**1,093**	594
Profit before taxation	**19,126**	17,139
Profit attributable to equity holders of the Company	**15,446**	14,007
Earnings per share (HK$)	**1.4609**	1.3248
Return on average total assets	**1.53%**	1.56%
Return on average shareholders' funds*	**17.40%**	17.02%
Return on average total assets before impairment allowances	**1.89%**	1.61%
Return on average shareholders' funds before impairment allowances*	**21.95%**	17.92%
Net interest margin	**2.07%**	1.90%
Non-interest income ratio	**28.84%**	25.69%
Cost-to-income ratio	**28.52%**	30.78%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	2007	2006
Interest income	**46,056**	40,271
Interest expense	**(26,661)**	(24,436)
Net interest income	**19,395**	15,835
Average interest-earning assets	**938,377**	835,493
Net interest spread	**1.65%**	1.47%
Net interest margin	**2.07%**	1.90%

Net interest income increased by HK$3,560 million, or 22.5%, to HK$19,395 million in 2007. Average interest-earning assets grew by HK$102,884 million, or 12.3%, to HK$938,377 million. Net interest margin was 2.07%, up 17 basis points from 1.90% in 2006, due mainly to an increase of 18 basis points in net interest spread despite a decline of 1 basis point in the contribution from net free fund.

Market interest rates in 2007 on average were higher than in 2006. In the first half of 2007, market interest rates were relatively stable. However, the tightening of credit markets and fears of liquidity crunch led to a surge in one-month LIBOR in August 2007. After three interest rate cuts announced by the US Federal Reserve in the second half of 2007, one-month LIBOR fell from the peak of 5.82% in September 2007 to 4.60% at end-2007. Meanwhile, HKD short-term interest rates moved more or less in the same direction as USD rates. One-month HIBOR peaked at 5.70% in October 2007 and then dropped to 3.25% at end-2007. Average one-month HIBOR rose by 16 basis points to 4.28% versus 4.12% a year ago while average one-month LIBOR increased by 15 basis points to 5.25% during the same period. The Group's average HKD Prime rate was down by 44 basis points to 7.59%, thus narrowing the HKD Prime-HIBOR spread by 60 basis points to 3.31%.

The increase in the Group's net interest income was mainly driven by the growth in interest-earning assets and widening of net interest margin. Average interest earning assets grew by 12.3%, driven primarily by the increase in average customer deposits. Average gross yield on debt securities investments rose by 32 basis points following the re-pricing of debt securities. Maturing lower yielding securities were reinvested in higher yielding investments. At the same time, the Group's asset mix improved with average loans and advances to customers increased to 40.71% of total average interest-earning assets, up 0.75 percentage point from the previous year. Loan mix also improved with strong growth recorded in the higher yielding segments such as Mainland lending, SME loans and trade finance. However, as Prime-HIBOR spread narrowed and pricing pressure continued, loan spread was compressed. Weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme ("GHOS") mortgages, decreased by 10 basis points to 2.66% from 2.56% below HKD Prime rate. Meanwhile, total deposit spread widened as savings deposits spread increased with higher average market rates. The Group also made conscious effort in managing funding costs by enhancing the interest rate tier system applicable to savings deposits.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Year ended 31 December 2007		Year ended 31 December 2006	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %
Loans to banks	**207,454**	**4.01**	177,465	3.90
Debt securities investments	**331,422**	**4.92**	302,349	4.60
Loans and advances to customers	**382,040**	**5.45**	333,901	5.65
Other interest-earning assets	**17,461**	**3.73**	21,778	2.63
Total interest-earning assets	**938,377**	**4.91**	835,493	4.82
Non interest-earning assets	**94,200**	**–**	80,407	–
Total assets	**1,032,577**	**4.46**	915,900	4.40

	Year ended 31 December 2007		Year ended 31 December 2006	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**45,819**	**3.38**	44,859	2.99
Current, savings and fixed deposits	**742,152**	**3.27**	653,237	3.35
Certificate of deposits issued	**2,266**	**3.58**	3,484	3.22
Other interest-bearing liabilities	**27,189**	**2.92**	28,232	3.78
Total interest-bearing liabilities	**817,426**	**3.26**	729,812	3.35
Non interest-bearing deposits	**36,866**	**–**	32,807	–
Shareholders' funds* and non interest-bearing liabilities	**178,285**	**–**	153,281	–
Total liabilities	**1,032,577**	**2.58**	915,900	2.67

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Second Half Performance

In the second half of 2007, net interest income increased by HK$1,589 million, or 17.8%, compared to the first half. Average interest-earning assets grew by HK$109,791 million, or 12.4%. Both net interest margin and net interest spread rose by 7 basis points.

Improvement in net interest income was mainly attributable to the growth in interest-earning assets and continuous improvement in net interest margin. Higher average market interest rates and reinvestment of matured debt securities enhanced the average gross yield on debt securities by 15 basis points. Increase in higher yielding loans, including lending in the Mainland, SME loans and trade finance, also helped improve the loan spread. However, as Prime-HIBOR spread narrowed and pricing pressure continued, overall loan spread was compressed. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 1 basis point to 2.66% below the HKD Prime rate. On the other hand, deposit spread widened as average savings rate decreased amid higher average market rates.

Net Fees and Commission Income

HK$'m	2007	2006
Bills commissions	**588**	537
Loan commissions	**347**	273
Investment and insurance fee income	**4,511**	1,851
Securities brokerage (Stock broking)	**3,560**	1,383
Securities brokerage (Bonds)	**211**	105
Asset management	**683**	317
Life insurance*	**57**	46
General insurance	**96**	96
Trust services	**153**	118
Payment services	**464**	418
Credit cards	**1,027**	807
Account services	**290**	304
Guarantees	**32**	44
Currency exchange	**184**	117
RMB business	**137**	77
Correspondent banking	**37**	31
IPO-related business	**105**	60
Others	**206**	252
Fees and commission income	**8,177**	4,985
Fees and commission expenses	**(1,903)**	(1,268)
Net fees and commission income	**6,274**	3,717

* As a result of the combination with BOC Life in 2006, fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

Net fees and commission income increased by HK$2,557 million, or 68.8%, to HK$6,274 million, mainly driven by the high growth in investment and insurance fee income of HK$2,660 million or 143.7% and an increase in fees from credit card business of HK$220 million or 27.3%. To capture business opportunities arising from the buoyant stock market and IPO activities, the Group took various initiatives to drive business growth and successfully boosted its investment fee income to a record high. Fees from credit card business also showed satisfactory growth as cardholder spending and merchant acquiring volume increased by 24.1% and 32.3% respectively. Fees and commission income from RMB-related business, currency exchange, trust services, loans and payment services registered double-digit growth of 77.9%, 57.3%, 29.7%, 27.1% and 11.0% respectively. Benefiting from the IPO boom, the Group's receiving banker's fee and IPO-related brokerage fee income surged by 75.0%. As a result of the growth in transaction volume, fees and commission expenses rose by HK$635 million or 50.1%, mainly due to the increases in stock broking, credit card and RMB-related service expenses. Charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

Second Half Performance

Compared to the first half of 2007, net fees and commission income increased by HK$1,010 million, or 38.4%. The Group's stock broking business continued to perform well with the related fee income up HK$912 million or 68.9% as business volume increased. Fee income from bond sales surged by HK$81 million, or 124.6%, with strong growth in the sales of RMB-denominated bonds and structured notes. With increased business volume, commission income from loan and bills grew by 69.0% and 15.4% respectively. Fees and commission income from credit card business, RMB-related business, currency exchange and IPO-related business also increased by 18.0%, 53.7%, 52.1% and 44.2% respectively. Fees and commission expenses rose by HK$289 million, or 35.8%, mainly due to the increases in stock broking expenses, credit card expenses and business promotional expenses.

Investment and Insurance Business

HK$'m	**2007**	2006
Investment and insurance fee income		
Securities brokerage (Stock broking)	**3,560**	1,383
Securities brokerage (Bonds)	**211**	105
Asset management	**683**	317
Life insurance*	**57**	46
	4,511	1,851
Insurance income of BOC Life		
Net insurance premium income	**8,426**	6,195
Interest income	**788**	473
Net gain on financial instruments designated at fair value through profit or loss	**893**	420
Others	**15**	6
Gross insurance and investment income of BOC Life#	**10,122**	7,094
Less: net insurance benefits and claims	**(9,440)**	(6,655)
	682	439
Total investment and insurance income	**5,193**	2,290
Of which: Life insurance fee income*	**57**	46
Insurance income of BOC Life#	**682**	439
Total life insurance income	**739**	485
Investment fee income	**4,454**	1,805
Total investment and insurance income	**5,193**	2,290

* As a result of the combination with BOC Life in 2006, fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

\# Before commission expenses.

Total investment and insurance income grew strongly by 126.8%, reaching HK$5,193 million. Investment and insurance fee income increased by HK$2,660 million, or 143.7%, while BOC Life's insurance income was up HK$243 million, or 55.4%. Against the backdrop of the buoyant equity market, the Group took major initiatives to reinforce its stock trading platform and services which boosted the business volume of stock broking and related commission income substantially by 187.5% and 157.4% respectively. Commission from sales of bonds also increased by HK$106 million, or 101.0%, after the introduction of private placement services which helped boost the sales of structured notes significantly by 195.8%. At the same time, asset management fee income increased by HK$366 million, or 115.5%, with the sales of open-end funds rising by 125.8%. This was the result of the Group's product innovation initiatives, including the launch of its in-house developed open-end funds and certain thematic and China equity funds. Fee income from the Group's insurance business partner rose by HK$11 million, or 23.9%, with the increase in sales volume. On the other hand, BOC Life's insurance income increased by HK$243 million, or 55.4%, which was primarily attributable to higher interest income from securities investments. Meanwhile, net insurance premium income rose by 36.0% with the increase in the sales of all regular pay and single premium products. After accounting for the contribution of the HK$57 million fee income by the Group's insurance business partner, total life insurance income was HK$739 million, increasing by HK$254 million or 52.4% and the total business volume of life insurance products rose by 45.2%.

Second Half Performance

Compared to the first half of 2007, total investment and insurance income increased by HK$1,139 million, or 56.2%, mainly due to an increase in investment and insurance fee income of HK$983 million, or 55.7%. At the same time, insurance income of BOC Life rose by HK$156 million, or 59.3%.

Net Trading Income

HK$'m	2007	2006
Foreign exchange and foreign exchange products	**800**	1,113
Interest rate instruments	**30**	304
Equity instruments	**181**	72
Commodities	**2**	78
Net trading income	**1,013**	1,567

Net trading income recorded a decline of HK$554 million, or 35.4%. This was mainly caused by the decline in net trading income from foreign exchange and foreign exchange products as well as the decline in net trading income from interest rate instruments. Net trading income from foreign exchange and foreign exchange products decreased by HK$313 million due primarily to the net trading loss of foreign exchange swap contracts.** Meanwhile, income from other foreign exchange activities, including customer generated business, increased satisfactorily by 26.8%. Net trading income from interest rate instruments decreased by HK$274 million mainly because of the marked-to-market loss on interest rate swap contracts. Net trading income of equity instruments increased by HK$109 million, or 151.4%, primarily driven by the increases in option premium and related trading income after the successful launch of the Group's structured notes programme and equity warrants. The decrease in net trading income from commodities was mainly caused by the decline in customers' demand for bullion products as market volatility subsided as well as the increase in the net trading loss on certain commodities instruments.

Second Half Performance

Compared to the first half of 2007, net trading income increased by HK$179 million, or 42.9%, as net trading loss on foreign exchange swap contracts** was significantly lower. This was partly offset by the marked-to-market loss on interest rate swap contracts. Meanwhile, other foreign exchange activities performed satisfactorily and the related net trading income increased by 20.9%. Net trading income of equity instruments also increased by HK$41 million, or 58.6%, with higher option premium income received under the Group's structured notes programme.

** Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes without any foreign exchange risk. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income.

Net Gain/(Loss) on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	2007	2006
Net loss on financial instruments designated at FVTPL of the banking business	**(25)**	(99)
Net gain on financial instruments designated at FVTPL of BOC Life	**893**	420
Net gain on financial instruments designated at FVTPL	**868**	321

Net gain on financial instruments designated at fair value through profit or loss rose by HK$547 million, or 170.4%, mainly due to the increase in net gain on financial instruments of BOC Life arising from the capital gain from its equity investments.

Second Half Performance
Compared to the net loss of HK$394 million recorded in the first half of 2007, a net gain on financial instruments designated at fair value through profit or loss of HK$1,262 million was recorded in the second half of the year, mainly due to the marked-to-market gain of debt securities investments and capital gain from the equity investments of BOC Life.

Net Insurance Premium Income

HK$'m	2007	2006
Life and Annuity	**6,595**	5,852
Linked Long Term	**1,840**	348
Retirement Scheme	**–**	3
	8,435	6,203
Reinsurers' share of gross earned premiums	**(9)**	(8)
Net insurance premium income	**8,426**	6,195

Net insurance premium income grew by HK$2,231 million, or 36.0%, to HK$8,426 million, as premium income from sales of new insurance policies increased by 36.9%. The Group continued to improve its product mix by launching a host of promotional activities for regular pay and investment-linked products. A wide range of new single premium products was also launched to meet different customers' needs. As a result, net insurance premium income from single premium and regular premium products increased by 37.0% and 27.4% respectively. In particular, net insurance premium income from investment-linked products rose by 428.5%.

Second Half Performance
Compared to the first half of 2007, net insurance premium income rose significantly by HK$2,560 million, or 87.3%, to HK$5,493 million. The increase was mainly attributable to the 89.6% growth in premium income from sales of new insurance policies.

Net Insurance Benefits and Claims

HK$'m	2007	2006
Life and Annuity	**7,527**	6,309
Linked Long Term	**1,915**	344
Retirement Scheme	**2**	3
	9,444	6,656
Reinsurers' share of claims, benefits and surrenders paid	**(4)**	(1)
Net insurance benefits and claims	**9,440**	6,655

Net insurance benefits and claims increased by HK$2,785 million, or 41.8%, to HK$9,440 million, which was in line with the growth of net insurance premium income. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Second Half Performance

Compared to the first half of 2007, net insurance benefits and claims increased significantly by HK$4,176 million, or 158.7%, driven by the increase in business and change in market interest rates.

Operating Expenses

HK$'m, except percentage amounts	2007	2006
Staff costs	**4,656**	4,004
Premises and equipment expenses (excluding depreciation)	**958**	868
Depreciation on owned fixed assets	**787**	671
Other operating expenses	**1,372**	1,015
Operating expenses	**7,773**	6,558
Cost-to-income ratio	**28.52%**	30.78%

In line with the overall business expansion of the Group, operating expenses were up HK$1,215 million, or 18.5%, to HK$7,773 million. Staff costs rose by HK$652 million or 16.3% after pay rise and the recruitment of new staff for business expansion and infrastructure renovation. Compared to end-2006, headcount measured in full-time equivalents rose by 429 to 13,427 at end-2007.

Premises and equipment expenses increased by HK$90 million, or 10.4%, primarily due to higher rental and IT costs.

Depreciation on owned fixed assets rose by HK$116 million, or 17.3%, to HK$787 million, largely due to the appreciation of the value of bank premises and the increase in depreciation on computer equipment.

The increase of HK$357 million, or 35.2%, in other operating expenses was caused by growing business volume and higher promotional expenses.

Second Half Performance

Compared to the first half of 2007, total operating expenses rose by HK$937 million, or 27.4%, mainly due to growing business volume, the rise in promotional expenses and staff costs after salary adjustment in the second quarter of the year.

Net Reversal of Loan Impairment Allowances on Advances

HK$'m	2007	2006
Net Reversal/(Charge) of Loan Impairment Allowances on Advances		
Individual assessment		
– new allowances	**(330)**	(647)
– releases	**299**	313
– recoveries	**1,311**	2,053
Collective assessment		
– new allowances	**(625)**	(194)
– releases	**–**	203
– recoveries	**30**	62
Net Reversal of Loan Impairment Allowances on Advances	**685**	1,790

The Group recorded a net reversal of loan impairment allowances on advances of HK$685 million, down HK$1,105 million or 61.7%, compared to 2006. The decrease was mainly due to the decline in both loan recoveries and release of allowances.

As new allowances were mostly offset by the releases of allowances, net loan impairment charge from individual assessment (before recoveries) was HK$31 million, down HK$303 million. The decrease in net impairment charge (before recoveries) was caused by the decline in new allowances as loan quality continued to improve. A sum of HK$330 million of new allowances was made to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

Net charge of collective impairment allowances (before recoveries) amounted to HK$625 million, compared to the net release of HK$9 million in 2006. The increase in the net impairment charge (before recoveries) was mainly attributable to growth in the loan portfolio and the continuous refinement of the collective assessment methodology. Reduction in release of allowances due to significant improvement in loan quality during the past years also contributed to the increase in the net impairment charge.

The Group continued to make progress in recoveries of loans that were previously written off. Total recoveries in individual and collective assessment amounted to HK$1,341 million, down HK$774 million compared to 2006 during which certain large accounts were recovered.

Second Half Performance

Net reversal of loan impairment allowances rose by HK$353 million or 212.7% in the second half of 2007, mainly attributable to the recoveries of certain large accounts, which were partly offset by the increase in net impairment charge from collective assessment and individual assessment.

The Group's loan quality continued to improve with the classified or impaired loan ratio# having improved by 0.13 percentage point to 0.44% at end-2007. This was mainly due to the 9.3% reduction in classified or impaired loans and 19.0% growth in advances to customers.

Classified Loan Ratio


%
10
8
6
4
2
0
7.98%
5.82%
2.95%
1.28%
0.57%
0.44%
2002
2003
2004
2005
2006
2007

Classified loan ratio* also fell by 0.13 percentage point to a record low of 0.44% at end-2007. Over the past six years, the Group's classified loans have been reduced at a compound annual rate of 41%. Classified loan ratio dropped substantially from 7.98% at end-2002 to 0.44% at end-2007.

* Classified loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality.

Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

Net Charge of Impairment Allowances on Securities Investments

HK$'m	2007	2006
Held-to-maturity securities	(1,844)	-
Available-for-sale securities	(289)	-
Net charge of impairment allowances on securities investments	(2,133)	-

In 2007, the Group made HK$2,133 million of impairment charge for its portfolio of US asset-backed securities, as a result of the increasing market volatility and its adoption of appropriate provisioning policy.

There were further volatile movements in the market during 2008. The Group will continue to monitor the market closely and will conduct a thorough impairment assessment based on conditions at the end of the first quarter of 2008. For details about the composition and changes in the Group's investment securities portfolio, and the impairment and provisioning policies on investment, please refer to Note 28 and Note 2 to the Financial Statements.

Second Half Performance

In the second half of 2007, the Group made HK$2,133 million of impairment charge for its portfolio of US asset-backed securities.

Property Revaluation

HK$'m	2007	2006
Net gain/(loss) on revaluation of premises	19	(1)
Net gain on fair value adjustments on investment properties	1,056	574
Deferred tax	(143)	(55)
Net gain on fair value adjustments on investment properties, after tax	913	519

The aggregate impact of property revaluation before tax on the income statement was HK$1,075 million, of which HK$1,056 million came from the revaluation of investment properties and HK$19 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$143 million. As a result, the net impact of fair value adjustments on investment properties on the Group's profit attributable to equity holders in 2007 was HK$913 million. The net gain on property revaluation was in line with the trend of rising property prices in 2007.

Second Half Performance
Compared to the first half of 2007, net gain from revaluation of investment properties, after tax increased by HK$203 million because of rising local property prices in the second half of 2007.

Financial Position

HK$'m, except percentage amounts	**At 31 December 2007**	At 31 December 2006
Cash and balances with banks and other financial institutions	**159,065**	105,236
Placements with banks and other financial institutions maturing between one and twelve months	**53,154**	56,373
Hong Kong SAR Government certificates of indebtedness	**32,770**	34,750
Securities investments*	**335,623**	330,385
Advances and other accounts	**420,234**	352,858
Fixed assets and investment properties	**31,351**	27,221
Other assets**	**35,440**	22,130
Total assets	**1,067,637**	928,953
Hong Kong SAR currency notes in circulation	**32,770**	34,750
Deposits and balances of banks and other financial institutions	**60,599**	49,034
Deposits from customers	**793,606**	694,691
Debt securities in issue at amortised cost***	**2,089**	-
Insurance contract liabilities	**22,497**	14,239
Other accounts and provisions	**61,018**	49,599
Total liabilities	**972,579**	842,313
Minority interests	**2,216**	1,985
Capital and reserves attributable to the equity holders of the Company	**92,842**	84,655
Total liabilities and equity	**1,067,637**	928,953
Loan-to-deposit ratio	**51.66%**	49.32%

* Securities investments comprise investment in securities and financial assets at fair value through profit or loss.
** Interests in associates, derivative financial instruments and deferred tax assets are included in other assets.
*** Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.

Balance Sheet Mix as at 31 December 2007

HK$'m/(%)


68,210 (6%)
31,351 (3%)
159,065 (15%)
53,154 (5%)
420,234 (40%)
335,623 (31%)

Balance Sheet Mix as at 31 December 2006

HK$'m/(%)


56,880 (6%)
27,221 (3%)
105,236 (11%)
56,373 (6%)
352,858 (38%)
330,385 (36%)

- Cash and balances with banks and other financial institutions
- Placements with banks and other financial institutions maturing between one and twelve months
- Securities investments
- Advances and other accounts
- Fixed assets and investment properties
- Other assets

The Group's total assets were HK$1,067,637 million at 31 December 2007, up HK$138,684 million or 14.9% from the end of 2006. Key changes include:

- Cash and balances with banks and other financial institutions increased by HK$53,829 million, or 51.2%, mainly due to the increase in interbank placements maturing within one month.
- Advances and other accounts increased by HK$67,376 million, or 19.1%, primarily driven by the growth of advances to customers by HK$65,972 million, or 19.0%.
- Securities investments increased slightly by HK$5,238 million, or 1.6%. As of 31 December 2007, the Group's exposure in US subprime asset-backed securities fell to HK$4.1 billion from HK$12.8 billion as of end-June 2007.
- Other assets increased by HK$13,310 million, or 60.1%, as a result of the increase in derivative financial instruments and accounts receivable of shares due to increased stock transactions by customers.

Advances to Customers

HK$'m, except percentage amounts	**At 31 December 2007**	**%**	At 31 December 2006	%
Loans for use in Hong Kong	**305,677**	**74.0**	274,290	79.0
Industrial, commercial and financial	**168,656**	**40.8**	148,780	42.9
Individuals	**137,021**	**33.2**	125,510	36.1
Trade finance	**24,275**	**5.9**	16,865	4.9
Loans for use outside Hong Kong	**83,110**	**20.1**	55,935	16.1
Total advances to customers	**413,062**	**100.0**	347,090	100.0

Total advances to customers grew strongly by HK$65,972 million, or 19.0%, covering both corporate loans and individual loans. In particular, higher yielding segments including lending in the Mainland, trade finance and SME lending, recorded substantial growths of 60.9%, 43.9% and 32.2% respectively. The strong growth in loans was mainly the result of the Group's effective implementation of its strategies under the new business model as well as greater domestic demand arising from a robust economy.

Loans for use in Hong Kong grew by 11.4%:

- Lending to the industrial, commercial and financial sectors rose by HK$19,876 million, or 13.4%, to HK$168,656 million, driven by loans for property investment, transport and transport equipment and manufacturing.

- Residential mortgage loans (excluding those under GHOS) increased by HK$9,630 million, or 9.9%, to HK$106,583 million as a result of the Group's effective product innovation and marketing efforts, helped by greater demand in the property market.

- Card advances grew by HK$955 million, or 19.9%, to HK$5,761 million with the increase in cardholder spending.

- Other consumer lending increased considerably by HK$1,193 million, or 12.5%, to HK$10,708 million, mainly driven by the growths in personal loans and tax loans.

Trade finance grew strongly by HK$7,410 million, or 43.9%, thanks to the Group's intense promotional efforts, improved business model and the robust import and export trade. Meanwhile, loans for use outside Hong Kong increased considerably by HK$27,175 million or 48.6%. The increase was mainly fuelled by overseas lending and loan growth of the Group's Mainland branches.

Second Half Performance

The Group's growth momentum in total loans continued in the second half of the year. Compared to the first half figures of 2007 which included a considerable sum of IPO financing, total loans rose by HK$20,251 million, or 5.2% in the second half. Excluding the impact of IPO financing, total advances to customer would have shown an even stronger increase of 9.4%. Strong growth momentum was shown in individual loans, trade finance and loans for use outside Hong Kong. Residential mortgages increased by HK$6,466 million, or 6.5%, while trade finance rose by HK$2,677 million, or 12.4%. Loans for use outside Hong Kong grew significantly by HK$17,020 million, or 25.8%. Corporate loans in Hong Kong increased by HK$7,310 million, or 4.5%, after excluding IPO financing at the end of June 2007.

Total Advances to Customers by Currency Mix (%)


6%
16%
78%
2007.12.31
3%
14%
83%
2006.12.31
HKD
USD
Others

In terms of currency mix, advances to customers in all types of currency increased when compared to end-2006. HKD and USD advances to customers accounted for 78.4% and 15.6% respectively at the end of 2007. Other currency advances to customers accounted for 6.0%.

Deposits from Customers

HK$'m, except percentage amounts	At 31 December 2007	%	At 31 December 2006	%
Demand deposits and current accounts	**40,499**	**5.1**	30,979	4.4
Savings deposits	**286,653**	**35.9**	256,653	36.5
Time, call and notice deposits	**466,454**	**58.3**	407,059	57.8
Total deposits from customers	**793,606**	**99.3**	694,691	98.7
Structured deposits	**5,959**	**0.7**	9,085	1.3
Adjusted total deposits from customers	**799,565**	**100.0**	703,776	100.0

Total deposits from customers were HK$793,606 million, up HK$98,915 million, or 14.2%. Demand deposits and current accounts increased by 30.7% or HK$9,520 million. Savings deposits rose by 11.7% or HK$30,000 million while time, call and notice deposits increased by 14.6% or HK$59,395 million. Structured deposits, a hybrid of retail deposit and derivatives offering a higher nominal interest rate, decreased by 34.4% or HK$3,126 million, as customers chose to switch their funds under the robust investment environment. The Group's loan-to-deposit ratio increased by 2.34 percentage points to 51.66% at the end of 2007 as total loan growth outstripped deposit growth.

Second Half Performance

Total deposits from customers in the second half of 2007 declined by HK$10,308 million, or 1.3%, mainly due to the substantial amount of IPO deposits recorded in the first half. Demand deposits and current accounts dropped by 64.9%, or HK$74,944 million. Savings deposits increased by 16.2% or HK$40,003 million while time, call and notice deposits increased by 5.6% or HK$24,633 million. On the other hand, structured deposits decreased by 48.6% or HK$5,644 million. Should the estimated impact of IPO-related funds be excluded, total deposits from customers would have increased by 8.9%.

Adjusted Total Deposits from Customers by Currency Mix (%)


10%
21%
69%
2007.12.31
9%
21%
70%
2006.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 69.1% and 21.0% respectively at the end of 2007, while other currency deposits accounted for 9.9%. The Group's HKD loan-to-deposit ratio was 58.7%, up from 58.3% at end-2006, as HKD loan growth outpaced that of HKD deposit.

Loan Quality

HK$'m, except percentage amounts	At 31 December 2007	At 31 December 2006
Advances to customers	**413,062**	347,090
Classified or impaired loan ratio&	**0.44%**	0.57%
Impairment allowances	**1,385**	1,103
Regulatory reserve for general banking risks	**4,130**	3,621
Total allowances and regulatory reserve	**5,515**	4,724
Total allowances as a percentage of advances to customers	**0.34%**	0.32%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.34%**	1.36%
Impairment allowances on classified or impaired loan ratio##	**22.52%**	28.62%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.15%**	0.21%
Card advances – delinquency ratio***#	**0.28%**	0.25%

	2007	2006
Card advances – charge-off ratio#	**2.40%**	2.44%

& Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition.

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

Movement of Classified Advances to Customers

In HK$ bln	2007	2006
Beginning balance	**2.0**	4.3
New classified loans	**1.2**	0.9
Upgraded classified loans	**(0.1)**	(0.3)
Collection	**(1.1)**	(2.0)
Write-off	**(0.3)**	(0.8)
Others	**0.1**	(0.1)
Ending balance	**1.8**	2.0

The Group's loan quality continued to improve in 2007 with the classified loan ratio falling to a historical low of 0.44%, against 0.57% at end-2006. Classified loans decreased by approximately HK$0.2 billion or 9.4% to HK$1.8 billion. New classified loans remained at a low level, representing less than 0.3% of total loans outstanding. Total collections amounted to approximately HK$1.1 billion. Write-off of classified loans amounted to HK$0.3 billion.

Total impairment allowances, including both IA and CA, amounted to HK$1,385 million. Impairment allowances on classified or impaired loans ratio was 22.52%. The Group's regulatory reserve increased by HK$509 million to HK$4,130 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve with the combined delinquency and rescheduled loan ratio dropping by 0.06 percentage point from 0.21% at end-2006 to 0.15% at-end 2007. The quality of card advances remained sound, with the charge-off ratio decreasing from 2.44% to 2.40% in 2007.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 31 December 2007**	Restated At 31 December 2006 (Unaudited)
Core capital	**67,145**	68,295
Deductions	**(483)**	(486)
Core capital after deductions	**66,662**	67,809
Supplementary capital	**5,161**	4,194
Deductions	**(483)**	(486)
Supplementary capital after deductions	**4,678**	3,708
Total capital base after deductions	**71,340**	71,517
Risk-weighted assets		
Credit risk	**510,970**	426,130
Market risk	**7,998**	5,001
Operational risk	**39,139**	32,901
Deductions	**(12,875)**	(9,124)
Total risk-weighted assets	**545,232**	454,908
Capital adequacy ratios (banking group level)		
Core capital ratio	**12.23%**	14.91%
Capital adequacy ratio	**13.08%**	15.72%

	2007	2006
Average liquidity ratio	**50.92%**	50.46%

In accordance with the Banking (Capital) Rules that has become effective from 1 January 2007, the Group has adopted the Standardised Approach in calculating capital adequacy ratios at 31 December 2007, and comparable figures at 31 December 2006 have been restated accordingly.

Consolidated capital adequacy ratio of the banking group at 31 December 2007 was 13.08%, down 2.64 percentage points from end-2006 mainly due to the significant increase in risk-weighted assets. Risk-weighted assets rose by 19.9% to HK$545,232 million. The increase was primarily due to the growth of advances to customers and interbank placements.

Average liquidity ratio remained strong at 50.92%, versus 50.46% in 2006. Although the growth in average customer deposits led to an increase in average qualifying liabilities, average liquidity ratio rose slightly as average liquefiable assets increased with the growth of interbank placements and marketable debt securities.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

PERSONAL BANKING

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**8,144**	7,003	+16.3%
Other operating income	**5,931**	3,049	+94.5%
Operating income	**14,075**	10,052	+40.0%
Operating expenses	**(5,829)**	(4,853)	+20.1%
Operating profit before loan impairment allowances	**8,246**	5,199	+58.6%
Net charge of loan impairment allowances	**(112)**	(37)	+202.7%
Others	**(5)**	(18)	-72.2%
Profit before taxation	**8,129**	5,144	+58.0%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**162,634**	144,828	+12.3%
Segment liabilities	**545,397**	516,848	+5.5%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

Personal Banking registered strong growth in 2007. Operating income grew by 40.0% to HK$14,075 million, which was driven by both the 16.3% increase in net interest income and the 94.5% increase in other operating income (mainly income arising from stock broking and fund distribution). Operating profit before loan impairment allowances rose by 58.6% to HK$8,246 million. Profit before taxation was HK$8,129 million, up HK$2,985 million or 58.0% from 2006.

Net interest income rose by 16.3% to HK$8,144 million, primarily attributable to the growth in mortgage loans and other consumer lending coupled with the widening of deposit spread. Deposit spread widened as savings deposits spread increased with higher average market rates. These positive factors were partly neutralised by the compressed loan spread as a result of the narrowed Prime-HIBOR spread and keen competition.

Other operating income soared by 94.5% to HK$5,931 million mainly because of the 106.5% growth of net fees and commission income. To capture business opportunities arising from the buoyant equity market and IPO activities, the Group further enhanced its retail stock trading platform, thereby boosting its stock brokerage business substantially by 187.5% and increasing the commission income from securities trading by 157.4%. Sales of open-end funds grew by 125.8% as a result of various initiatives, including the introduction of open-end funds developed in-house by the Group and certain thematic and China equity funds. Meanwhile, commission from the sales of bonds increased by 101.0% because of the hefty rise in the sales of structured notes. During the second half of 2007, a gain arising on initial recognition of shares received from Visa Inc. also contributed to the increase in other operating income.

Operating expenses rose by 20.1% to HK$5,829 million, mainly necessitated by strong business growth and increased staff costs after pay rise.

Net charge of loan impairment allowances surged by 202.7% to HK$112 million. The increase was mainly attributable to the reduction in recoveries and the refinement of the loan impairment assessment methodology.

Advances and other accounts, including mortgage loans and card advances, increased by 10.5% to HK$142,169 million. Customer deposits increased by 4.9% to HK$513,027 million.

Driving the Growth of Investment and Insurance Businesses

Investment and insurance businesses continued to contribute significantly to the Group's earnings growth in 2007. The growth of the investment business was driven primarily by product innovation and new business initiatives. Amid the buoyant stock market and IPO boom, the Group actively promoted stock brokerage services to capture the rapidly growing demand. As a result, the business volume of stock brokerage rose substantially by 187.5% in 2007, outperforming the market growth rate of 158.7%. This was spurred by a 287.4% growth in business volume via automated channels after the initiatives taken by the Group to enhance its Telephone Banking System and internet platform. In response to customers' demand for high-yield investment products, the Group expanded the offerings of structured notes through its newly-launched private placement services. The Group also actively broadened its product range by introducing different products to meet different customer needs arising from an increasingly volatile market. As a result, there was a hefty growth of 195.8% in the sales of structured notes. Realising that investment in the China and Asian markets was becoming more and more popular, the Group launched a series of IPO funds that were thematic or related to emerging markets, China equity and property. At the same time, the Group launched a number of in-house developed open-end funds such as "NCB China Equity Fund" and "NCB China Resources Opportunities Fund". Such initiatives received overwhelming response from customers and contributed to the 125.8% growth in the sales volume of open-end funds.

The Group registered impressive volume growth in its Bancassurance business in 2007. Its business platform was also strengthened to facilitate product development, branding, marketing, and sales forces development. The Group is now in a position to offer appropriate choices of products to customers based on their needs.

At the same time, the Group widened the spectrum of life insurance products by introducing a range of tailor-made products to meet customers' diverse needs in different stages of life, namely, "Supreme Saver 07 – 5 Year Life Endowment Plan", "Healthy and Prosperous Insurance Plan", "Fortune Saving Protection Plan", "Blossom Insurance Plan" and "Healthy Junior Hospital Insurance Plan". Meanwhile, the features of existing life insurance products have been refined to ensure better product quality for customers. In addition to products, the Group has created a positive branding image and market awareness through advertising and marketing campaigns in major media in Hong Kong. At the same time, extensive forums and training courses were provided to frontline staff to upgrade their product proficiency and sales skills. As a result of these initiatives, the Group was able to capture a significant market share and attain a remarkable increase in sales of 45.2% in 2007.

Ensuring Market Leadership and Strong Growth in Residential Property Mortgage

As the property market continued to revive in 2007, the Group strove to grow its residential mortgage business through aggressive marketing and the introduction of a wider assortment of mortgage products. This resulted in a satisfactory growth of 9.9% in residential mortgages while the market growth was only 5.4% compared to 2006. In addition to the "HIBOR Mortgage Scheme" introduced in 2006, the Group offered other new mortgage plans to meet customers' diverse financial needs. During the year, the "Premium Free 75% Mortgage Insurance Programme" and "Welcome to the Olympic Smart Mortgage Scheme" were launched, the former targeting homebuyers with loan-to-value ratio slightly above 70% while the latter aiming at high net worth customers. The Group also aimed to grow its mortgage business in the property investment market by introducing the "Investment Property Mortgage Plan", a lending solution covering both rental agency and property management services. The Group maintained its leading position in the residential mortgage market with the underwriting of new mortgages increasing by 73.7% year-on-year, outperforming the market average of 50.7%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.15%.

Expanding High Net Worth Customer Base and Assets Under Management

The Group continued to serve its high net worth customers with premium services. In January 2007, the Group launched private placement service to provide wealth management customers with alternative investment opportunities in bonds and structured products. At the same time, the Group also upgraded its brokerage service in bonds trading for these customers. To promote its image as a professional wealth management service provider, the Group staged a couple of wealth management expositions to showcase its comprehensive wealth management services. In addition, a number of investment seminars were organised to update customers on the latest investment climate and opportunities. To strengthen its image as an expert in the "Art of Wealth Management" so as to expand its high net worth customer base, the Group launched a large-scale marketing campaign during the year. Meanwhile, Wealth Management Academy, an in-house training facility, was established to provide professional training to relevant staff. In 2007, the total number of wealth management customers and assets under management grew by 68% and 46% respectively versus 2006.

Continued Growth of Credit Card Business

As domestic consumption continued to increase with Hong Kong's economic growth, the Group was active in developing its card business and achieved very encouraging results. Card advances and the number of cards issued grew by 19.9% and 10.2% respectively. At the same time, cardholder spending volume and merchant acquiring volume registered healthy growth of 24.1% and 32.3% respectively. Meanwhile, the charge-off ratio dropped further to 2.40%, well below the market average.

Various innovative products were introduced during the year. To commemorate the 2008 Beijing Olympics, the Group, being the first issuer of prepaid card with Beijing 2008 Olympics mascots as the theme, issued the "VISA BOC Olympic Games Prepaid Card" in May 2007. The Group's marketing capacity was enhanced through the launch of the "Smart Statement System", the introduction of the "EMV chip credit card" and the implementation of the "Personalised Spending Privileges System", which helped the Group in analysing customers' spending behaviour and customising privileges for target customers. To further expand the merchant acquiring business, the Group employed a new internet payment gateway system, the "MasterCard Internet Gateway System", in May 2007 to better serve online merchants. To capture the growing business opportunities in the Mainland, the Group formed a special purpose entity with BOC in November to provide back-end service support to BOC Group Bank Card in the Mainland. This should be regarded as a key strategic initiative taken by the Group to expand its card business in the Mainland.

Expanding and Maintaining Market Leadership in RMB Banking Business in Hong Kong

The Group remained the market leader in Renminbi ("RMB") banking business in Hong Kong in 2007. The Group enjoyed the largest market share in the local RMB deposits-taking business with the amount of deposits growing by 41.3% year-on-year. The Group also consolidated its leading position in the RMB credit card issuing and merchant acquiring businesses. In 2007, the number of RMB credit cards issued grew by 31.6% while the RMB card acquiring volume and RMB card cardholder spending volume surged by 80.2% and 65.2% respectively. In June 2007, to capture the business opportunities arising from the issue of RMB-denominated bonds in Hong Kong, the Group launched a new RMB bond service offering customers a hassle-free solution for RMB bond subscription, custody and coupon collection. In addition, the Group introduced a series of promotional offers, including the "Welcome Offer for RMB Integrated Service" for new accounts, "Exchange Express Service", RMB preferential exchange rate, etc. All these were well received by customers. During the year, the Group also acted as the joint lead manager and bookrunner as well as placing bank for RMB bonds valued at a total of 10 billion yuan issued in Hong Kong by major Mainland banks. By the end of 2007, the number of ATMs providing RMB withdrawal service reached 252.

Channel Rationalisation and e-channel Development

To enhance service quality and support business growth, the Group continued to optimise its branch network. During the year, the Group opened 3 new branches, closed 2 old branches, renovated 34 existing branches and added 24 wealth management centres to its network in Hong Kong. By the end of 2007, the Group's service network in Hong Kong included 288 branches. Moreover, 95 Wealth Management Prime centres and 20 Wealth Management VIP centres have been in operation to provide exclusive financial services to customers. To encourage customers to use automated banking services, in addition to 459 ATM machines, the Group has installed 80 Cheque Deposit Machines and 135 Cash Deposit Machines in Hong Kong.

The Group continued to upgrade its e-banking functions, especially in investment areas. The number of e-banking customers grew by 28% and the stock trading transactions carried out through e-channels accounted for 73% of total transactions. To support dramatic growth in e-banking stock trading, the number of Automated Stock Trading telephone lines increased by 250% as compared with early 2007. Moreover, the capacity of internet stock information services was expanded to provide better service quality.

CORPORATE BANKING

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**5,739**	5,009	+14.6%
Other operating income	**1,930**	1,687	+14.4%
Operating income	**7,669**	6,696	+14.5%
Operating expenses	**(1,940)**	(1,653)	+17.4%
Operating profit before loan impairment allowances	**5,729**	5,043	+13.6%
Net release of loan impairment allowances	**797**	1,827	-56.4%
Others	**–**	(3)	N/A
Profit before taxation	**6,526**	6,867	-5.0%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**281,680**	227,527	+23.8%
Segment liabilities	**284,353**	209,363	+35.8%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

Corporate Banking recorded satisfactory results in 2007. Operating income increased by 14.5% to HK$7,669 million, which was driven by the growth in both net interest income and other operating income. After accounting for the 17.4% increase in operating expenses, operating profit before loan impairment allowances rose by 13.6% to HK$5,729 million. Owing to the significant reduction in the net release of loan impairment allowances, profit before taxation fell by 5.0% to HK$6,526 million.

Net interest income increased by 14.6% to HK$5,739 million mainly due to the growth in average loans and advances. Other operating income rose by 14.4% to HK$1,930 million, thanks to the increases in loan and bills commission income coupled with the growth in fees income from both trust services and payment services.

Operating expenses were up 17.4% to HK$1,940 million as a result of increased staff costs after pay rise and the recruitment of new staff.

Net release of loan impairment allowances were HK$797 million, down 56.4%, mainly due to the reduction of loan recoveries and increase in impairment allowances attributable to the continuous refinement of assessment methodology. Growth in advances to customers and reduction in release of allowances as loan quality improved significantly in recent years also accounted for the decrease in the net release of loan impairment allowances.

Advances and other accounts increased by 23.8% to HK$280,569 million. Customer deposits grew by 36.1% to HK$281,487 million.

Upholding Market Leadership in Loan Syndication

The Group remained the market leader in the syndicated loan market covering Hong Kong, Macau and the Mainland. According to *Basis Point*, the Group was again the top arranger in both Hong Kong-Macau and Mainland-Hong Kong-Macau syndicated loan markets in 2007. The Group's outstanding performance in loan syndication was well recognised in the market. One of its syndicated loan transactions was ranked among the top three financing projects in the Asia-Pacific region by *Euromoney*.

Spectacular Performance of IPO Financing Business

Boosted by the robust stock market and intense marketing efforts, the Group registered phenomenal growth in its IPO financing business in 2007. Supported by both corporate and personal customers, IPO financing grew by 162.1% to HK$528 billion covering a total of 48 newly listed corporations.

Growing SME Business

In order to expand its high-yielding segments and improve its loan mix, the Group regards SME business as one of its strategic focuses. In 2007 the Group made good progress in implementing its SME 5-year business plan by once again achieving double-digit growth in SME loan. During the year, the Group further refined its SME model by establishing the SME Marketing Management Unit to formulate development plans, conduct strategic analysis and carry out product design and marketing. In addition, new Commercial Centre and Commercial Service Centres were set up to enhance customer segmentation and marketing. At the same time, credit approval procedures were expedited. In order to boost its competitiveness in the SME market, the Group launched several new products and refined its existing products such as "SME Quick Loan", "Credit Card Merchant Overdraft Link" and "Commercial Customers Olympic Welcome Offer". With all these initiatives, the Group registered very encouraging growth of 32.2% in SME lending in 2007.

Substantial Expansion of Trade Finance

Under intensive promotional efforts, the Group's trade finance business attained remarkable growth in 2007. During the year, a series of promotion plans including the "Trade Peak Season Link" and "Trade Services Reward Campaign" were launched to offer attractive incentives to corporate customers. Meanwhile, a trade product team specialising in product development and marketing was set up. As a result of these initiatives, the outstanding balance of trade finance and the volume of trade bills settlement grew by 43.9% and 22.9% respectively in 2007. In addition, the constituent proportion of SME in overall trade finance business increased further and contributed to overall profitability.

Strong Growth in Cash Management

The Group made good progress in developing its cash management business. During the year, a specialised cash management team was set up to take charge of product development and marketing. The Group has been actively designing tailor-made cash management solutions and improving its service platforms. An extra-territorial cash management project was successfully launched for a major Mainland enterprise seeking international expansion. At the same time, several other cash management projects with large Chinese enterprises have been underway. Through its improved electronic platforms and effective marketing campaigns, the Group was able to increase the number of CBS Online customers significantly by 64.0% while growing the number of BOC Wealth Master customers by eight folds in 2007.

Vigorous Development of Custody Services

In view of the growing importance of the custody business, the Group established a custody service team in 2007 to deliver securities settlement and custody services for institutional clients and QDIIs. Service platforms for local custody, global custody and escrow services were set up to pave the way for expansion. The Group also worked with BOC to successfully implement a number of major QDII mandates, and acted as a major custody service provider for QDIIs in the market. At end-2007, the Group's total assets under custody amounted to HK$378 billion. During the year, the Group submitted its application for Qualified Foreign Institutional Investor ("QFII") status to the China Securities Regulatory Commission ("CSRC") in relation to investments in the Mainland's securities markets.

Extension of Clearing Service in the Mainland and Macau

In early 2007, BOCHK was re-appointed by the People's Bank of China (PBOC) to continue acting as the clearing bank for RMB-denominated businesses in Hong Kong. Since 2002, the Group has been acting as an agent in Hong Kong providing clearing service for HKD cheques and USD cheques between Shenzhen and Hong Kong as well as between Guangdong and Hong Kong. The clearing service was further expanded to Macau in 2007. Taking into account the increasing commercial activities between Hong Kong and Macau, the Group introduced "Cross Border Clearing of Hong Kong Dollar Negotiable Instruments between Macau and Hong Kong" in August 2007, under which the Group acted as an agent to provide settlement services to banks operating in Macau to collect funds from HKD cheques drawn on banks in Hong Kong.

CHINA-RELATED BUSINESS

Robust Growth of China-related Business

China-related business has all along been one of the Group's strategic focuses. Formally incorporated on 14 December 2007, Nanyang Commercial Bank (China) Limited ("NCB (China)") commenced business as from 24 December 2007 in Shanghai. This was a milestone for the development of the Group's China-related business. In 2007, the Group introduced various growth initiatives in the Mainland. In response to the emerging needs of corporate customers for flexible financing arrangement in both the Mainland and Hong Kong, several cross-border facilities were launched. Meanwhile, bilateral business referrals made between the Group and BOC continued to be rewarding with substantial benefits gained by both sides.

The Group's Mainland branches continued to deliver strong results in 2007. Operating profit before impairment allowances increased by HK$200 million, or 53.5%, due mainly to the increase in advances to customers. Total advances to customers rose by 60.9% to HK$30.0 billion, of which RMB loans surged by 194.2%. Customer deposits increased by 48.4% to HK$5.8 billion. Loan quality remained sound, with the classified loan ratio standing at 0.68%.

The business scope of the Group's Mainland branches and sub-branches continued to expand. By the end of 2007, the Group had a total of 15 branches and sub-branches in the Mainland. Among them, 12 Mainland branches and sub-branches have been permitted to conduct RMB business* while 15 Mainland branches and sub-branches have been licensed to conduct derivatives business and 14 Mainland branches and sub-branches have been allowed to provide insurance agency services. In 2007, the Group put more effort in promoting the residential mortgage business by introducing a series of new products such as the "Bi-weekly Mortgage Repayment Plan". To further expand the wealth management business in the Mainland, the Group launched a series of structured products. Besides, the Group formed a strategic alliance with insurance companies for developing insurance agency business in the Mainland. 13 Mainland branches and sub-branches were granted the qualification of QDII. During the year, the Group introduced a number of QDII products, including the "NCB China Equity Fund" and "BOCHK Bauhinia". All were well received by customers. To cater for the emerging needs of Mainland customers, a brand-new website was launched in October 2007 to enable them to access the full range of banking services via online banking.

* Except for Mainland residents

TREASURY

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**5,869**	4,406	+33.2%
Other operating income	**206**	743	-72.3%
Operating income	**6,075**	5,149	+18.0%
Operating expenses	**(627)**	(521)	+20.3%
Operating profit	**5,448**	4,628	+17.7%
Net charge of impairment allowances on securities investments	**(2,133)**	–	N/A
Others	**–**	(2)	N/A
Profit before taxation	**3,315**	4,626	-28.3%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**566,661**	517,200	+9.6%
Segment liabilities	**116,095**	98,532	+17.8%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

The Treasury segment recorded a profit before taxation of HK$3,315 million. Net interest income increased by 33.2%. The increase was offset by the decrease in other operating income, the rise in operating expenses and the net charge for impairment allowances on securities investments.

The rise in the net interest income was mainly due to the growth of surplus funds as well as higher average investment yield. Higher market interest rates and reinvestment of matured debt securities improved the investment yield in 2007.

Other operating income fell by 72.3% to HK$206 million. The fall was caused mainly by the net trading loss on foreign exchange swap contracts and the decline in net trading income from interest rate instruments and commodities. Meanwhile, the net trading income of equity instruments rose after the successful launch of structured notes and equity warrants.

Operating expenses rose by 20.3% to HK$627 million after pay rise and the recruitment of new staff.

Net charge of impairment allowances on securities investments of HK$2,133 million was made for the Group's portfolio of US asset-backed securities.

Diversifying Investment Portfolio and Growing IPO Business

The capital market was becoming increasingly volatile in 2007. Owing to the credit crunch in the second half of the year, borrowing costs surged and credit spread widened significantly which created a challenging environment for treasury management. In view of the changeable market conditions, the Group closely monitored its asset and liability structure as well as the credit spread movements, and adopted appropriate investment strategies to grow return on surplus funds. During the year, the Group adjusted its asset allocation and increased debt securities investments in large commercial banks to grow its interest income. It also strengthened its balance sheet management and structural risk management by implementing the Asset Liability Management System in August 2007. As a receiving bank for 36 IPOs in 2007, the Group managed a total amount of over HK$1,900 billion in IPO-related funds.

Expanding Product Offerings and Reinforcing Market Position in Hong Kong

The Group continued to develop its treasury products to serve customers' needs. The Group believed that the blooming investment market was offering a good opportunity for expanding the scope of its treasury products and embarked on a notes programme by issuing its first structured notes in February 2007. These products received keen response from customers. At the same time, equity warrants were launched and traded on the Stock Exchange of Hong Kong in 2007. In view of increasing market demand for hedging the RMB exchange risk, the Group strengthened its marketing initiatives on Chinese Yuan Non-Deliverable Forward Contracts ("RMB NDF Contracts"). These new products not only helped to diversify the Group's treasury product portfolio but also solidified the Group's market position in the local RMB market.

INSURANCE

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**788**	473	+66.6%
Other operating income	**9,030**	6,421	+40.6%
Operating income	**9,818**	6,894	+42.4%
Net insurance benefits and claims	**(9,440)**	(6,655)	+41.8%
Net operating income	**378**	239	+58.2%
Operating expenses	**(117)**	(65)	+80.0%
Profit before taxation	**261**	174	+50.0%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**24,545**	15,804	+55.3%
Segment liabilities	**23,182**	14,649	+58.2%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

The Group's Insurance segment delivered good results in 2007. Profit before taxation rose by 50.0% to HK$261 million. This was mainly driven by a significant increase in net interest income.

Net interest income rose by 66.6% to HK$788 million. This was primarily attributable to an increase in investments in debt securities made possible by the significant growth of premium income. Other operating income increased by 40.6% to HK$9,030 million due mainly to the growth of net insurance premium income. In line with the growth of net insurance premium income, net insurance benefits and claims increased by 41.8% to HK$9,440 million.

Operating expenses were up 80.0% to HK$117 million, primarily due to the increase in promotional expenses and recruitment of new staff.

Assets in the Insurance segment grew by 55.3% because of the increase in investments in interest rate instruments and equity instruments. Liabilities rose by 58.2% with an increase in insurance contract liabilities.

Broadening Product Range and Stepping Up Marketing Effort

Following the combination with BOC Life in 2006, the Group continued to grow its insurance business by offering a wide range of single premium products while at the same time diversifying regular pay and other investment-linked products to meet the demand of customers. New single premium products such as the "Supreme Saver 07-5-year Endowment Plan" and "Fortune Saving Protection Plan", were successfully launched with enthusiastic response from customers. At the same time, the Group broadened its product offerings of regular pay products such as the "Blossom 8-year Endowment Plan" and "Get Free Insurance Plan". Moreover, investment-linked products were further refined by means of an expanded array of investment funds. In order to boost the sales of regular pay products and investment-linked plans, a series of promotion campaigns, customer referral schemes and promotional sponsors were launched during the year. As a result, sales of regular pay products and investment-linked plans were up 27.4% and 428.5% respectively year-on-year.

The Bancassurance Academy, the Group's in-house sales training facility, continued to provide various training programmes to the Group's marketing staff. During the year, the Group further expanded its training programmes to equip frontline staff with deeper and broader professional knowledge and better sales techniques by offering more than 30 classes. On-site training was also arranged for the Group's frontline staff deployed at its branches.

Strengthening Sales Channel

Under the Group's RPC model, the sales and distribution platform of insurance products has been reinforced. Given the Group's large customer base and extensive distribution network, initiatives were taken by frontlines and BOC Life to improve the marketing efficiency within the Group. A telemarketing call centre was established in October to promote products directly to target customers. Two specialised units were also set up to serve personal customers and corporate clients separately, which helped achieve marketing effectiveness while strengthening BOC Life's team-up with the Group's other marketing units.

REGULATORY DEVELOPMENT

Basel II Capital Accord

Following the release of the new international capital adequacy framework – known as Basel II, by Basel Committee on Banking Supervision in 2004, Hong Kong banks introduced Basel II in January 2007. The new framework aligns regulatory capital requirements more closely with inherent risks and introduces new capital charge on operational risk. It also stipulates a framework for the supervisory review of capital adequacy by the regulatory authority and a greater scope of disclosure on capital adequacy and risk management.

The Group has devoted substantial resources to the implementation of Basel II and made good progress in 2007. In relation to Pillar One, Standardised Approach was adopted to calculate minimum capital requirement on credit risk, market risk and operational risk. The Group intends to gradually adopt the Foundation Internal Ratings-Based ("FIRB") approach, which is a more risk sensitive approach, on the calculation of the regulatory capital requirements. The related gap analysis together with a roadmap to meet the FIRB requirements was completed. Meanwhile, the Group has completed the development of several rating models and the related process reengineering is in progress.

Under Pillar Two, the Group has been establishing its internal capital adequacy assessment process ("ICAAP"). For the purpose of setting a target capital adequacy ratio, scorecard methodology is used in determining capital add-on and minimum capital adequacy ratio. The Group considers ICAAP as an ongoing process for capital management and periodically reviews its capital structure with the overall risk profile.

To comply with Pillar III on the disclosure requirements prescribed by the Banking (Disclosure) Rules ("Disclosure Rules"), the Group has formulated its Disclosure Policy, which is implemented in accordance with the Disclosure Rules.

IMPLEMENTATION OF RELATIONSHIP-PRODUCT-CHANNEL ("RPC") MODEL

In accordance with its 2006-2011 Strategic Plan, the Group started implementing the Relationship-Product-Channel ("RPC") Model in March 2007. The Group believes that the new business model which is based on a customer-centric management concept will enable it to better serve customers with products and services that are tailored to their needs and will enhance operational efficiency. Under this model, the Group has proceeded to reinforce its capabilities in customer relationship management, product management and channel management by adopting a more refined customer segmentation model, putting in place professional product management and servicing teams, and optimising channels and workflows. During the year, the Group made significant progress in implementing the model. This include the realignment of the organisational structure, the establishment of relationship and product management teams, the enhancement of the channel management system, the fine-tuning of the performance assessment system, the review and refinement of policies and business processes, the optimisation of the authorisation procedures and staff training being organised at all levels. Furthermore, regular communication between the teams responsible for customer relationship, product management and channel management was established to foster the understanding of customers' needs and to reinforce marketing efforts. Benefits resulting from the first year of the implementation of the RPC Model are clearly reflected in the improved performance of all business segments reported in the foregoing sections.

CORPORATE DEVELOPMENT, TECHNOLOGY AND OPERATIONS

Human Resources

The Group believes that continuous investment in human resources is critical to its long-term business growth and the realisation of its vision and strategic goals. Under the RPC model, the Group initiated various reforms to adjust the organisational structure, reposition the staff and refine the staff performance management system. New staff members were recruited to meet the needs of the business units. At the same time, the Group is in the progress of reviewing and refining various job functions and positions with a view to promoting career development, raising the staff's sense of responsibility, and encouraging initiative-taking. The aim is to further enhance the Group's performance-driven corporate culture, and attract and retain talent.

In 2007, the Group continued to provide different training programmes for all levels of staff to improve productivity and service quality. EMBA programmes and executive development programmes conducted jointly with reputable universities such as Harvard University and University of Oxford were organised for the senior management and selected staff. More than 1,700 internal training courses were organised under the staff development plan. Such courses included workshops and seminars covering economic development, risk management, legal and compliance, corporate governance, corporate culture, marketing, and leadership. In April 2007, the Group established the Wealth Management Academy to upgrade the sales capability of frontline staff. Professional qualification programmes were also offered to frontline and Mainland staff to help them acquire professional qualifications. Moreover, a three-year Management Trainee Programme and a one-year Officer Trainee Programme have also been in place since 2006.

Technology and operations

In 2007, the Group continued to execute its 5-year IT development strategy to reinforce its information technology infrastructure. To support business growth, various projects were initiated to enhance the functionality and expand the processing capacity of information technology platforms. For instance, the RMB clearing and settlement platform was strengthened to support RMB bond services. The custody platform was enhanced to expand processing capacity, improve operational efficiency and service quality. The Group also took timely initiatives to expand the capacity of its Securities Management System to cope with the record-high stock trading volume in 2007. The capacity of the telephone banking System was expanded. The teller platform has been undergoing renovation in phases. In October 2007, a new Loan System was launched to facilitate the development of new loan products and the analysis of loan performance, promote product management, and improve operational efficiency. Furthermore, the workflow for processing mortgage loans was enhanced to cope with the increasing business volume and help maintain the Group's leading position in the mortgage business.

Following the incorporation of NCB (China), the Group proceeded to streamline the operation of China-related business by refining its operational policies and procedures, optimising business processes, and organising appropriate training for staff.

As part of the Group's IT development strategy, the Financial and Financial Risk Management System ("FRMS"), to be rolled out in phases, was initiated to revamp the existing computer systems for different finance functions, including financial accounting, management reporting, multi-dimension profitability analysis, capital management, and asset and liability management. In August 2007, the Group successfully launched the Asset Liability Management System, one of the milestones of the project, while the general ledger was being revamped as planned.

CREDIT RATINGS

As at 31 December 2007	Long-term	Short-term
Fitch	A	F1
Moody's	Aa3	P-1
Standard & Poor's	A-	A-2

As at 31 December 2007, BOCHK's long-term and short-term foreign currency issuer default ratings assigned by Fitch Ratings were A and F1 respectively while the support rating was 2.

On May 30, 2007, Moody's Investors Service changed the BOCHK's outlook for long-term bank deposit ratings to stable from positive. At the same time, Aa3 long-term and P-1 short-term local and foreign currency bank deposit ratings were affirmed. BOCHK's Financial Strength Rating was C+.

On 16 February 2007, Standard & Poor's raised BOCHK's long-term counterparty credit rating to A- and affirmed its A-2 short-term counterparty credit rating.

PROGRESS UPDATE OF 2006-2011 STRATEGIC PLAN

In March 2006, the Group announced its 2006-2011 Strategic Plan which would guide it in developing into a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China, and a strategic foothold in Asia. The table below encapsulates the major progress achieved by the Group in 2007.

• Strengthening the Group's Leading Position in Hong Kong	The Group maintained its leading position in the syndication loan market covering Hong Kong, Macau and the Mainland, local residential mortgage business, Hong Kong RMB banking business, RMB card merchant acquiring business and RMB card issuing business. In ROE lucrative segments, the Group made good progress in the following areas: – **Wealth Management**: A strong wealth management platform has been created under which the total number of wealth management customers increased by 68% and assets under management rose by 46%. Investment and insurance fee income surged by 143.7%, of which fee income from stock broking and sales of funds rose significantly by 157.4% and 115.5% respectively. – **Consumer Lending**: Credit card advances and other consumer lending increased by 19.9% and 12.5% respectively. – **Cash Management**: Cash management platform was established and the Group successfully acquired as its clients a number of sizable Mainland enterprises seeking international expansion. – **SMEs**: The Group sustained double-digit growth in SME loans. The "SME Marketing Management Unit" was set up to enhance the management in this business segment. – **RMB Banking Services**: The Group remained the market leader in Hong Kong's RMB banking business and was re-appointed by PBOC to continue serving as the RMB Clearing Bank in Hong Kong. It also acted as joint lead manager and bookrunner as well as placing bank for all three RMB bonds issued in Hong Kong and was the market leader in the business.
• Developing New Capabilities in Product Manufacturing/ Distribution	– With the implementation of the RPC model, the Group's in-house product manufacturing capabilities have been reinforced. During the year, the Group launched several products under its own brand, including a notes programme in February, equity warrants in June and QDII products such as "NCB China Equity" and "BOCHK Bauhinia". – Private placement services were successfully launched to better serve high net worth customers. – Securities products such as the stock broking services were upgraded to handle the significant increase in trading volume. – To create and develop custody services, a custody service team was formed and major service platforms, covering local custody, global custody and escrow services, were built to pave the way for expansion. – The Group formed a special purpose entity with BOC to provide back-end service support to BOC Group Bank Card in the Mainland, which will give the Group an advantage in developing its card business in China. – After the acquisition of a 51% controlling stake in BOC Life, the Group actively expanded its insurance product portfolio. During the year, a range of new insurance products were introduced, and the sales of regular premium and investment-linked products increased by 27.4% and 428.5% respectively.
• Building a Stronger Presence in China	2007 was a milestone for the Group's China-related business. – During 2007, total advances to customers and customer deposits of the Group's Mainland branches increased significantly by 60.9% and 48.4% respectively. – As an integral part of the Group's dualistic approach for developing China-related business, NCB (China) was incorporated. – The Group had also submitted the application for setting up a new branch in Hangzhou. – The application for setting up a new sub-branch in Guangzhou Panyu has been approved.

• Seeking Regional Expansion	The Group set up a merger and acquisition team and has been actively seeking out M&A opportunities in the region, with a view to identifying really suitable potential targets.
• Corporate Values and Core competencies	**Corporate Values** – To support long-term business growth, the Group is in the progress of reviewing its job categorisation in order to promote career development, increase the staff's sense of responsibility and encourage initiative-taking. – The Group demonstrated its commitment to corporate social responsibility by participating actively in various social welfare and voluntary activities. For details of its involvement in community work, please refer to pages 86 to 88 – Good Corporate Citizenship. **Core Competencies** The Group received public recognition for its achievements in several key aspects during the year, ranging from disclosure to marketing and banking services. (For details, please refer to relevant sections in this report.)

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover all business processes and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure with a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of the Risk Committee ("RC"), has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The RC, a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various units of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu have also formulated their own policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its any failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the policy for the management of strategic risks. Key strategic issues have to be fully evaluated and properly endorsed by the senior management and the Board.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. It arises mainly from lending, trade finance, treasury and inter-bank transactions. For details of the Group's Credit Risk Management, please refer to Note 4 to the Financial Statements.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from trading positions taken from customer-related business and proprietary trading. For details of the Group's Market Risk Management, please refer to Note 4 to the Financial Statements.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are repricing risk, basis risk, yield curve risk and option risk. For details of the Group's Interest Rate Risk Management, please refer to Note 4 to the Financial Statements.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, liquidity ratio, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The Asset and Liability Management Committee ("ALCO") maintains oversight of liquidity risk and RC sanctions the liquidity management policies formulated by ALCO. The Treasury Department ("TD") manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to ALCO regularly. The Risk Management Department ("RMD") reviews the policies, guidelines and limits proposed by the TD.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation are the fundamental principles followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by applying respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes out insurance to minimise the impact of unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position commensurate with the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the required rate of return on capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has initiated its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum capital adequacy ratio ("CAR"), 8%, as a starting point, extra capital (capital add-on) needed to cover the risks not captured under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR for the Group's long-term growth.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

BOC Life Insurance

The principal activity of BOC Life's business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the BOC Life's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to RC on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit on any single life insured. BOC Life reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Counterparty Risk Management

BOC Life has exposure to counterparty risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages counterparty risk by placing limits on its exposure to each investment counterparty or group of counterparties. Such limits are subject to annual or more frequent review by the management.



SWIFTER,

Nanyang Commercial Bank (China) Limited, a solely owned subsidiary of the Group, was open for business on 24 December 2007 in Shanghai. It provides comprehensive, quality and professional financial services to the Mainland customers.



HIGHER, STRONGER

Welcome the Year of
the Olympics With Joy



BOARD OF DIRECTORS

Chairman
XIAO Gang#

Vice Chairmen
SUN Changji#
HE Guangbei

Directors
LI Zaohang#
ZHOU Zaiqun#
ZHANG Yanling#
LEE Raymond Wing Hung
GAO Yingxin
FUNG Victor Kwok King*
KOH Beng Seng*
SHAN Weijian*
TUNG Chee Chen*
TUNG Savio Wai-Hok*
YANG Linda Tsao*

Non-executive Directors
* Independent Non-executive Directors

SENIOR MANAGEMENT

Chief Executive
HE Guangbei

Deputy Chief Executive
LAM Yim Nam

Chief Financial Officer
LEE Raymond Wing Hung

Deputy Chief Executive
GAO Yingxin

Chief Risk Officer
CHEUNG Yau Shing

Chief Information Officer
LIU Peter Yun Kwan

Company Secretary
YEUNG Jason Chi Wai

REGISTERED OFFICE

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

AUDITORS

PricewaterhouseCoopers

SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Rooms 1712 – 1716
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADS DEPOSITARY BANK

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

WEBSITE

www.bochk.com



Mr. XIAO Gang



Mr. SUN Changji



Mr. HE Guangbei



Mr. LI Zaohang



Mr. ZHOU Zaiqun

Directors

Mr. XIAO Gang
Chairman

Aged 49, is Chairman of the Board of Directors and prior to March 2006, was Chairman of the Risk Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Xiao was Chairman and President of BOC from March 2003 to August 2004 and has been Chairman of BOC since its restructuring in August 2004. Prior to joining BOC, Mr. Xiao joined People's Bank of China ("PBOC") in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Director of the Planning and Treasury Department, Assistant Governor and Director of the Monetary Policy Department, Assistant Governor and President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of PBOC from 1998 to 2003. He was also Chairman of China Association of Banks from June 2003 to December 2004. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.

Mr. SUN Changji
Vice Chairman

Aged 65, is Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Sun was Vice Chairman of BOC from 2000 to 2004 and Executive Vice President of BOC from 1999 to 2004. He was concurrently the President of China Orient Asset Management Corporation from 1999 to 2001. In 2003, Mr. Sun was elected as a member of the Tenth National Committee of the Chinese People's Political Consultative Conference. Mr. Sun is a senior engineer (professor). He was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from 1998 to 1999 and Vice Minister of the Ministry of Machinery Industry of the PRC from 1993 to 1998. Prior to that, he was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

Mr. HE Guangbei
Vice Chairman and Chief Executive

Aged 53, is Vice Chairman and Chief Executive with overall responsibility for the business and operations of BOCHK and a member of the Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of Nanyang, Nanyang (China), Chiyu, BOC Life, Hong Kong Interbank Clearing Limited and HKICL Services Limited, Vice Chairman of Hong Kong General Chamber of Commerce, and director of Hong Kong Note Printing Limited. He is the designated representative of BOCHK to the Hong Kong Association of Banks where he served as the presiding Chairman in 2008. He holds various public positions which include member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development, Board member of Hong Kong Airport Authority, Honorary President of the Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. Mr. He joined BOC in 1980 and since then, he had assumed various positions at BOC and had been posted to its New York Branch and Paris Branch. He was Managing Director of BOC from 1999 to 2004 and Executive Vice President from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.

Mr. LI Zaohang
Non-executive Director

Aged 52, is a Non-executive Director and a member of the Nomination and Remuneration Committee of the Company and BOCHK. He joined China Construction Bank ("CCB") in 1980 and had held various positions including Manager, Branch Manager, General Managers of various departments at CCB's Head Office and Executive Vice President. In 2000, Mr. Li joined BOC as Executive Vice President and has served as Managing Director and Executive Director successively. Mr. Li graduated from Nanjing University of Information Science and Technology.

Mr. ZHOU Zaiqun
Non-executive Director

Aged 55, is a Non-executive Director and a member of the Audit Committee and Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of BOC-CC. Mr. Zhou is currently an Executive Director and Executive Vice President of BOC. He was a Managing Director of BOC from 2000 to 2004. He has over 20 years' experience in the banking industry. He was General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from 1999 to 2000 and General Manager of the Planning and Financial Department of ICBC from 1997 to 1999. Mr. Zhou obtained a master's degree from Dongbei University of Finance and Economics in 1996.



Mdm. ZHANG Yanling



Mr. LEE Raymond Wing Hung



Mr. GAO Yingxin



Dr. FUNG Victor Kwok King

Directors

Mdm. ZHANG Yanling
Non-executive Director

Aged 56, is a Non-executive Director and a member of the Risk Committee of the Company and BOCHK. She is also Executive Vice President of BOC, Chairman of Bank of China (UK) Limited and Vice Chairman of BOCI. Mdm. Zhang has been Vice Chairman of ICC Commission on Banking Technique and Practice since 2003. Mdm. Zhang joined BOC in 1977. She was Executive Assistant President of BOC from 2000 to 2002. Mdm. Zhang was General Manager of BOC, Milan Branch from 2000 to 2001 and General Manager of the Legal Department of BOC from 2001 to 2002. She was Deputy General Manager of the Training Department of BOC from 1992 to 1997, General Manager of the Banking Department from 1997 to 2000 and Managing Director of BOC from 2000 to 2004. She graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.

Mr. LEE Raymond Wing Hung
Executive Director and
Chief Financial Officer

Aged 58, is an Executive Director of the Company and the Bank as well as the Chief Financial Officer of the Group. He is also a director of Nanyang, Nanyang (China), BOC-CC and BOC Life. Mr. Lee is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. He has over 30 years' of extensive international banking experience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a Director, Alternate Chief Executive and Managing Director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a Director and Chief Executive of the Hong Kong Chinese Bank from 1999 to 2002. He was seconded by the Bank of New York in 1992 to serve as a Director and Alternate Chief Executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang, Mr. Lee was concurrently a Senior Vice President and Managing Director of the Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.

Mr. GAO Yingxin
Executive Director and
Deputy Chief Executive

Aged 45, is an Executive Director of the Company and the Bank as well as the Deputy Chief Executive in charge of Corporate Banking and Financial Institutions. He is also Vice Chairman of Nanyang (China) and director of Nanyang, BOC Insurance and BOC International (China) Limited. Before joining BOCHK, he was President and Chief Operating Officer of BOCI. Mr. Gao joined the BOC Group in 1986 where he began working on financing projects for various industries at BOC's Head Office in Beijing. In 1999, he became General Manager of Corporate Banking at BOC Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the mainland of China. He was also in charge of BOC's major financing projects. From 1995 to 1996, he worked for the Finance Department of Northern Telecom (Nortel) Head Office in Canada. Mr. Gao graduated from the East China University of Science and Technology in Shanghai with a master's degree in engineering in 1986.

Dr. FUNG Victor Kwok King
Independent Non-executive Director

Aged 62, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. He is Chairman of the Li & Fung Group of companies including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited. He is also an Independent Non-executive Director of Orient Overseas (International) Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the PRC. In public service, Dr. Fung is Vice-Chairman of International Chamber of Commerce as from January 2007. He is also Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong - Japan Business Cooperation Committee. Dr. Fung is a member of Chinese People's Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development of the Government of the Hong Kong Special Administrative Region. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.



Mr. KOH Beng Seng



Mr. SHAN Weijian



Mr. TUNG Chee Chen



Mr. TUNG Savio Wai-Hok

Directors

Mr. KOH Beng Seng
Independent Non-executive Director

Aged 57, is an Independent Non-executive Director, Chairman of Risk Committee and a member of the Audit Committee of the Company and BOCHK. Mr. Koh is currently the Chief Executive Officer of Octagon Advisors Pte Ltd, a business and management consulting company based in Singapore. He is also an independent non-executive director of three Singaporean listed companies, namely, Singapore Technologies Engineering Ltd and Fraser and Neave Limited and Great Eastern Holdings Limited, director of Sing-Han International Financial Services Limited and director of Japan Wealth Management Securities Company Limited. Mr. Koh was deputy president of United Overseas Bank ("UOB") and a member of UOB's Executive Committee from 2000 to 2004. During this period, he was in charge of UOB's operations, delivery channels, information technology, corporate services, and risk management and compliance functions and played a key role in driving the successful integration of Overseas Union Bank and UOB in 2001. Prior to that, Mr. Koh has spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group. He has also served as a director of Chartered Semiconductor Manufacturing and as a part-time adviser to the International Monetary Fund. Mr. Koh holds a Bachelor of Commerce degree from Nanyang University in Singapore and a Master of Business Administration degree from Columbia University of the USA.

Mr. SHAN Weijian
Independent Non-executive Director

Aged 54, is an Independent Non-executive Director, Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Shan is currently a Partner of TPG Capital and director of a number of companies, including Shenzhen Development Bank Co., Ltd., TCC International Holdings Limited, China Unicom Limited, Lenovo Group Limited, Taiwan Cement Corporation and Taishin Financial Holdings Co., Ltd. He was a Managing Director of JP Morgan, a director of Korea First Bank, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. He obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987 respectively.

Mr. TUNG Chee Chen
Independent Non-executive Director

Aged 65, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Mr. Tung is also the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He is an Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, U-Ming Marine Transport Corp., Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

Mr. TUNG Savio Wai-Hok
Independent Non-executive Director

Aged 56, is an Independent Non-executive Director and a member of the Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Tung was one of the founding partners and is currently Managing Director at the investment firm Investcorp. He is also the Head of Technology Investment Group. Before joining Investcorp in 1984, he worked for Chase Manhattan Bank for about 11 years, holding various positions in its front, middle and back offices and served in its offices in New York, Bahrain, Abu Dhabi and London. Mr. Tung had served on the boards of many of Investcorp portfolio companies, including Club Car, Circle K, Saks Fifth Avenue, Simmons Mattresses, Star Market, and Stratus Computer. He is currently a board member of Wireless Telecom Group and Magnum. He is also a board member and treasurer of the Aaron Diamond AIDS Research Center, an affiliate of Rockefeller University and a board member of the Committee of 100. Mr. Tung holds a BSc in Chemical Engineering from Columbia University of New York. He is a trustee of Columbia University. He is also on the board of the Columbia Investment Management Company and chairs the Finance Committee of Columbia University and is a member of the Columbia University Medical Center ("Health Science") Committee.



Mdm. YANG Linda Tsao



Mr. LAM Yim Nam



Mr. CHEUNG Yau Shing



Mr. LIU Peter Yun Kwan



Mr. YEUNG Jason Chi Wai

Directors

Mdm. YANG Linda Tsao
Independent Non-executive Director

Aged 81, is an Independent Non-executive Director of the Company and BOCHK. She is the founding chair of the Strategy and Budget Committee and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Since 2000, Mdm. Yang has chaired the Asian Corporate Governance Association (ACGA), a non-profit, member-supported organisation based in Hong Kong. ACGA is committed to promoting sound corporate governance practices among Asian business enterprises through education, research, and advocacy. She is a director of The Committee of 100 and serves on the Advisory Board of The Pacific Pension Institute. Appointed by President Clinton as Ambassador and Executive Director to the Asian Development Bank (ADB) in 1993, Mdm. Yang was the first Asian and first woman appointed by the U.S. Government to serve on the board of multilateral financial institution. At her retirement in December 1999, the then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contribution in shaping assistance program to affected countries during the Asian Financial Crisis 1997 - 1998 and to improving the bank's operations and private sector development strategy. Before that, she was California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS) and Vice Chairman of its Investment Committee. Mdm. Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University in New York.

Senior Management

Mr. LAM Yim Nam
Deputy Chief Executive

Aged 55, is the Deputy Chief Executive in charge of Personal Banking and Product Management, Channel Management and BOC-CC. He is also a Director of BOC-CC and BOC Life. Mr. Lam has over 25 years' experience in the banking industry. From 1989 to 1998, he was Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was Deputy General Manager of BOC, Hong Kong Branch from 1998 to 1999, and Acting General Manager of the National Commercial Bank, Hong Kong Branch from 2000 to 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.

Mr. CHEUNG Yau Shing
Chief Risk Officer

Aged 46, is the Chief Risk Officer of the Group in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department and Legal and Compliance Department. He is also a Director of Nanyang and Nanyang (China). Mr. Cheung has more than 20 years of experience in banking and accounting. Before joining BOCHK, he had worked for Hang Seng Bank for more than 9 years, during which he had assumed various positions including Assistant General Manager and Chief Credit Officer, Head of Credit Risk Management Department and Head of Audit Department. Before joining Hang Seng Bank, he was Vice President and Audit Manager of Chase Manhattan Bank. He had also served the Hong Kong Government and KPMG as Audit Examiner and Accountant respectively. Mr. Cheung graduated from the University of Hong Kong in 1984 with a Bachelor of Social Sciences Degree in Economics and Management Studies. He is a fellow of the Chartered Association of Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Mr. LIU Peter Yun Kwan
Chief Information Officer

Aged 56, is the Chief Information Officer of the Group. Reporting to the Chief Financial Officer, he is in charge of the Group's Information Technology Department. Mr. Liu has more than 36 years of experience in IT and financial services. He was previously Sector Head - Business Consulting Services (Financial Services Sector) of IBM China/Hong Kong Limited. Mr. Liu had also acted as Regional Chief Operating Officer of UBS Investment Bank, Managing Director and Asia Pacific Chief Operating Officer of UBS Private Banking and Global Business Technology Officer of UBS Private Banking – Asia, USA and the UK and Vice President with Chase Manhattan Bank, N.A. Before joining UBS, he had held other senior positions in information technology, operations and business management at Citibank, Hong Kong Productivity Council and John Swire & Sons (Hong Kong) Limited respectively.

Mr. YEUNG Jason Chi Wai
Company Secretary

Aged 53, is the Company Secretary of the Company and BOCHK. He is also the Secretary to the Board of Directors and Company Secretary of BOC. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the BOC Group in 2001, Mr. Yeung was General Counsel and director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

The Directors are pleased to present their report together with the audited consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2007.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 48 to the financial statements.

Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 91.

The Board has recommended a final dividend of HK$0.487 per share, amounting to approximately HK$5,149 million, subject to the approval of shareholders at the forthcoming annual general meeting to be held on Tuesday, 20 May 2008. If approved, the final dividend will be paid on Tuesday, 27 May 2008 to shareholders whose names appear on the Register of Members of the Company on Monday, 19 May 2008. Together with the interim dividend of HK$0.428 per share declared in August 2007, the total dividend payout for 2007 would be HK$0.915 per share.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Wednesday, 14 May 2008 to Monday, 19 May 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 13 May 2008. Shares of the Company will be traded ex-dividend as from Friday, 9 May 2008.

Reserves

Details of movements in the reserves of the Group are set out in the consolidated statement of changes in equity on pages 94 to 95.

Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$9 million.

Properties, Plant and Equipment

Details of movements in properties, plant and equipment of the Group are set out in Note 32 to the financial statements.

Share Capital

Details of the share capital of the Company are set out in Note 41 to the financial statements.

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

Distributable Reserves

Distributable reserves of the Company as at 31 December 2007, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$11,155 million.

Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on page 5.

Directors

The present Directors of the Company are set out on page 56. The biographical details of the Directors and senior management are set out on pages 57 to 60 of this Annual Report. The term of office for each Non-executive Director is approximately three years.

Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin were appointed as Executive Directors of the Company on 25 May 2007. Mr. Hua Qingshan resigned as Non-executive Director of the Company with effect from 15 June 2007.

Article 103 of the Company's Articles of Association provides that any Director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin being Directors so appointed, shall retire at the forthcoming annual general meeting and, being eligible, offer themselves for election.

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Mr. He Guangbei, Mdm. Zhang Yanling, Dr. Fung Victor Kwok King and Mr. Shan Weijian will retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Each of the retiring Independent Non-executive Directors, namely, Dr. Fung Victor Kwok King and Mr. Shan Weijian, has given an annual confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Dr. Fung and Mr. Shan are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and the shareholders as a whole.

Directors' Service Contracts

No Director offering for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

Messrs. Xiao Gang, Li Zaohang and Zhou Zaiqun are directors of BOC. Mdm. Zhang Yanling is a member of the senior management of BOC.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provides that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2007 are set out below:

				Number of share options					
Name of Director	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2007	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2007
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	-	-	-	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	361,500	-	-	723,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Total				7,374,600	7,013,100	361,500	-	-	6,651,600

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of Non-executive Director of the Company. According to the terms of the Pre-Listing Share Option Scheme, the options of 1,446,000 granted to Mr. Hua Qingshan on 5 July 2002 could be exercised within three months after his resignation.

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

As at 31 December 2007, the Directors, the Chief Executive and their respective associates had the following interests in the shares and underlying shares of the Company, as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

	Number of shares/underlying shares held					
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital
SUN Changji	1,590,600[1]	-	-	-	1,590,600	0.015%
HE Guangbei	823,000[2]	-	-	-	823,000	0.008%
LI Zaohang	1,446,000[1]	-	-	-	1,446,000	0.014%
ZHOU Zaiqun	1,446,000[1]	-	-	-	1,446,000	0.014%
ZHANG Yanling	1,446,000[1]	-	-	-	1,446,000	0.014%
Total	6,751,600	-	-	-	6,751,600	0.065%

Notes:

1 Such interests represented the respective Directors' interests in underlying shares in respect of the share options granted to him/her pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

2. Such interests included Mr. He's interests in 100,000 shares and interests in 723,000 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

Save as disclosed above, as at 31 December 2007, none of the Directors or the Chief Executive of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2007, the following parties had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially held 6,949,330,256 shares of the Company.

3. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 4,000,000 shares of the Company.

4. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2007, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

	Share Option Scheme	**Sharesave Plan**
Purpose	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants	Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Any employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme.
Total number of shares available for issue and percentage of issued share capital as at 31 December 2007	The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as Share Option Scheme.
Maximum entitlement of each participant	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board.

	Share Option Scheme	Sharesave Plan
Period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
Minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) Amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) Period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
Basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as Share Option Scheme.
Remaining life	The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with "Code on Corporate Governance Practices"

The Company is in full compliance with all the code provisions set out in the "Code on Corporate Governance Practices" contained in Appendix 14 of the Listing Rules and also complies with nearly all the recommended best practices set out in the said Code. For further details, please refer to the "Corporate Governance Report" contained in this Annual Report.

Major Customers

During the year, the five largest customers of the group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions which the Company disclosed in a public announcement on 4 January 2005, 11 April 2006 and 28 August 2007 and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been set, that such cap was not exceeded.

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to business units and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurring expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly.

Compliance with the Banking (Disclosure) Rules and the Listing Rules

The financial statements for the year ended 31 December 2007 comply with the requirements set out in the Banking (Disclosure) Rules under the Banking Ordinance and the applicable disclosure provisions of the Rules Governing the Listing Rules on the Stock Exchange.

Auditors

The financial statements have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming annual general meeting.

On behalf of the Board



XIAO Gang
Chairman

Hong Kong, 25 March 2008

The Company is **committed to maintaining and upholding good corporate governance** in order to protect the interests of shareholders, customers and staff. The Company abides strictly by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong. In particular, the Company is in full compliance with the guideline in the Supervisory Policy Manual module CG-1 issued by the Hong Kong Monetary Authority and entitled "Corporate Governance of Locally Incorporated Authorised Institutions". The Company also keeps its corporate governance system under constant review to ensure that it is in line with international and local best practices.

The Company is **in full compliance with all the provisions of the Code on Corporate Governance Practices** (the Code) as appended to the Listing Rules of Hong Kong. It also **complies with nearly all the recommended best practices** set out in the Code. In particular, the Company **publishes quarterly financial and business reviews** so that shareholders can be better updated of the performance, financial position and prospects of the Company.

Corporate Governance Framework

The **Board is at the core of the Company's corporate governance framework**, and there is **clear division of responsibilities between the Board and the Management**. The Board is responsible for providing high-level guidance and effective oversight of the Management. Generally, the Board is responsible for:

- formulating the Group's long-term strategy and monitoring the implementation thereof;
- reviewing and approving the annual business plan and financial budget;
- approving the annual, interim and quarterly reports;
- reviewing and monitoring risk management and internal control;
- ensuring good corporate governance and effective compliance; and
- monitoring the performance of the Management.

The Board authorises the Management to execute strategies that have been approved. The Management reports to the Board and is responsible for the day-to-day operation of the Group. **The Board has formulated clear written guidelines, which stipulate the circumstances under which the Management should report to and obtain prior approval from the Board** before making decisions or entering into any commitments on behalf of the Group. The Board will regularly review these guidelines.

To avoid the concentration of power in any single individual, the **positions of the Chairman and the Chief Executive are held by two different individuals. Their roles are distinct and are clearly established and stipulated in the Board's Mandate.** In short, the Chairman is responsible for ensuring that the Board properly discharges its responsibilities and conforms to good corporate governance practices and procedures. As the Chairman of the Board, he is also responsible for making sure that all Directors are properly briefed on issues arising at the board meetings, and that all Directors receive accurate, timely and clear information. The Chief Executive is responsible for providing leadership for the whole Management and implementing the important policies and development strategies approved by the Board.

Taking into consideration market practices and international best practices in corporate governance, **the Board has established four standing Board Committees** to assist it in carrying out its responsibilities. They are the Audit Committee, Nomination and Remuneration Committee, Risk Committee, and Strategy and Budget Committee. Should the need arise, the Board will authorise an independent board committee comprising all the independent non-executive Directors to review, approve and monitor connected transactions (including the continuing connected transactions) that should be approved by the Board.

Each of the Board Committees has a well-defined mandate. They make recommendations to the Board on relevant matters within their terms of reference, or make decisions under appropriate circumstances in accordance with the power delegated by the Board. **A secretarial department is assigned to provide support services to each Board Committee so that it can discharge its responsibilities properly and effectively.** The Board and Board Committees will participate in the annual performance appraisal of the secretarial departments to ensure the support services provided by these departments are adequate and of good quality. According to their mandates, **the Board and the Board Committees will review and evaluate their respective work process and effectiveness annually, with a view to identifying areas for improvement.**

The following chart sets out the Company's corporate governance framework.


The Board of Directors
Risk Committee
Nomination & Remuneration Committee
Strategy & Budget Committee
Audit Committee
Management

The Company's corporate website (www.bochk.com) contains detailed information on the Company's corporate governance principles and framework, the compositions of the Board and Board Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy.

Board of Directors

Non-executive Directors and independent non-executive Directors form the majority of the Board. This structure ensures the independence and objectivity of the Board's decision-making process as well as the thoroughness and impartiality of the Board's oversight of the Management. The Board acts honestly and in good faith in order to maximise long-term shareholder value and fulfill its corporate responsibility to other stakeholders of the Group. Its decisions are made objectively and in the best interests of the Group.

The Board currently has 14 members, comprising six independent non-executive Directors, five non-executive Directors and three executive Directors. Mr. Hua Qingshan resigned as a non-executive Director on 15 June 2007 due to change in work posting. On 25 May 2007, Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin were appointed executive Directors of the Company. In accordance with the Company's Articles of Association, both Mr. Lee and Mr. Gao will retire and offer themselves for election by the shareholders at the annual general meeting of the Company to be held in May 2008. Save as disclosed above, there were no other changes to the composition of the Board in 2007 and up to the date of this report.

All Directors possess extensive experience in banking and management, and over one third of them are independent non-executive Directors, of whom several are experts in financial and/or risk management. The Board has adopted the "Policy on Independence of Directors", some provisions of which are even more stringent than Rule 3.13 of the Listing Rules. The Company has received from each of the independent non-executive Directors an annual confirmation of his/her independence by reference to the Policy. On the basis of these confirmations and information available to it, the Company considers all of them to be independent. Biographical details of the Directors are set out in the "Board of Directors and Senior Management" section of this Annual Report and the Company's website at www.bochk.com.

All the existing **non-executive Directors and independent non-executive Directors** of the Company have been **appointed for a fixed term, with formal letters of appointment** setting out the key terms and conditions of their appointment. Pursuant to the Articles of Association, all Directors, including the Chairman, Vice Chairmen and Chief Executive, shall retire by rotation at least once every three years at annual general meetings and be eligible for re-election. All Directors appointed by the Board are subject to election by shareholders at the first general meeting following their appointment. The Nomination and Remuneration Committee has established a **written and formal process for the appointment of independent non-executive Directors to ensure that the appointment procedures are standardised, thorough and transparent.**

There is **no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members.** Messrs. Xiao Gang, Li Zaohang and Zhou Zaiqun are directors of BOC. Mdm. Zhang Yanling is a member of the senior management of BOC. It is expressly provided in the Board's Mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, a Board meeting attended by independent non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

The Company has arranged for **appropriate Directors' Liability Insurance Policy to indemnify the Directors for liabilities arising out of corporate activities.** The coverage and the sum insured under the policy are reviewed annually.

To ensure that newly appointed Directors have adequate understanding of the Company's business and operation, and to enable current Directors to constantly update their skills and knowledge so that they can continue to offer informed advice and contribute to the Board, the Board enforces a **formal system for the initial induction and ongoing professional development of the Directors.** In 2007, the Board invited a distinguished former regulator with extensive experience in the supervision and regulation of financial institutions to share with the Board members the role and responsibilities of the board of directors under Basel II.

Nine Board meetings were held during the year with an average attendance rate of 97%. The meeting schedule was prepared and approved by the Board in the preceding year. In general, Board agenda and meeting materials are despatched to all Board members for review at least seven days before the meetings. Board agenda is approved by the Chairman following consultation with other Board members and the Management. As a general practice, the Chairman will meet all non-executive Directors (including independent non-executive Directors) in the absence of executive Directors and the Management at the beginning of each Board meeting, in order to facilitate an open and frank discussion among the non-executive Directors. This practice has been incorporated in the Working Rules of the Board. Individual attendance records of the Directors in 2007 are set out as follows:

Director	Number of Board meetings attended	Attendance rate
Non-executive Directors		
Mr. XIAO Gang *(Chairman)*	9 out of 9	100%
Mr. SUN Changji *(Vice Chairman)*	9 out of 9	100%
Mr. HUA Qingshan *(Note 1)*	6 out of 6	100%
Mr. LI Zaohang	9 out of 9	100%
Mr. ZHOU Zaiqun	9 out of 9	100%
Mdm. ZHANG Yanling	8 out of 9	89%
Independent Non-executive Directors		
Dr. FUNG Victor Kwok King	9 out of 9	100%
Mr. KOH Beng Seng	9 out of 9	100%
Mr. SHAN Weijian	7 out of 9	78%
Mr. TUNG Chee Chen	9 out of 9	100%
Mr. TUNG Savio Wai-Hok	8 out of 9	89%
Mdm. YANG Linda Tsao	9 out of 9	100%
Executive Directors		
Mr. HE Guangbei *(Vice Chairman and Chief Executive)*	9 out of 9	100%
Mr. LEE Raymond Wing Hung *(Note 2)*	3 out of 3	100%
Mr. GAO Yingxin *(Note 2)*	3 out of 3	100%

Note 1: Mr. Hua Qingshan resigned as a non-executive Director of the Company with effect from 15 June 2007.

Note 2: Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin were appointed executive Directors of the Company on 25 May 2007.

Apart from formal Board meetings and general meetings, there are opportunities for the Board and the Management to interact and communicate on relatively less formal occasions. For example, **Board members have been invited to give a talk to the Company's middle to senior management on diverse subjects leveraging on their respective background and expertise**. In 2007, Mdm. Yang Linda Tsao, Chairlady of the Asian Corporate Governance Association, was invited to share with the Company's executives her knowledge and insights on corporate governance. Further, **off-site events have been held to enhance communication among Board members, and between the Board and the Management.**

Audit Committee

The Audit Committee currently has seven members comprising one non-executive Director and all the six independent non-executive Directors. Independent non-executive Directors make up 86% of the Committee members. The Committee is chaired by Mr. Shan Weijian, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of financial statements and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of the Head of Internal Audit;
- appointment of external auditors and assessment of their qualifications, independence and performance and, with authorisation of the Board, determination of their remuneration;
- periodic review and annual audit of the Company's and the Group's financial statements, and financial and business review;
- compliance with applicable accounting standards as well as legal and regulatory requirements on financial disclosures; and
- corporate governance framework of the Group and implementation thereof.

The work performed by the Audit Committee in 2007 included the review and, where applicable, approval of:

- the Company's Directors' Report and financial statements for the year ended 31 December 2006 and the annual results announcement that were recommended to the Board for approval;
- the Company's interim financial statements for the six months ended 30 June 2007 and the interim results announcement that were recommended to the Board for approval;
- the Company's announcements on quarterly financial and business reviews for the periods ended 31 March 2007 and 30 September 2007 that were recommended to the Board for approval;
- the audit reports and report on internal control recommendations submitted by the external auditors, and the on-site examination reports issued by regulators;
- the re-appointment of external auditors, the fees payable to external auditors for the annual audit, interim review and other non-audit services;
- the Group's internal audit plan for 2007 and key issues identified;
- the deployment of human resources and pay level of the Internal Audit, and the department's budget for 2007; and
- the 2007 key performance indicators for and 2006 performance appraisal of the Head of Internal Audit and the Internal Audit Department.

The **"Policy on Staff Reporting of Irregularities"** adopted by the Board has **proved to be effective**. Last year, reports on a number of cases were received and handled satisfactorily through the channels and procedures set out in the said Policy.

Pursuant to paragraph C.2 of the Code, the Audit Committee conducted an annual review of the effectiveness of the internal control systems of the Group in 2007. This review covered all material controls, including financial, operational and compliance controls as well as risk management. For detailed information on this topic, please refer to the "Internal Control" section below.

In accordance with international best practices, the Audit Committee engaged an independent consultant to conduct a quality assurance review on the Group's internal audit function in 2006. Following endorsement by the Audit Committee, the Internal Audit Department has been **implementing the recommendations proposed by the independent consultant with a view to further enhancing the effectiveness of the Group's internal audit function.**

Seven Audit Committee meetings were held during the year with an average attendance rate of 92%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SHAN Weijian *(Chairman)*	6 out of 7	86%
Mr. ZHOU Zaiqun	7 out of 7	100%
Dr. FUNG Victor Kwok King	6 out of 7	86%
Mr. KOH Beng Seng	6 out of 7	86%
Mr. TUNG Chee Chen	7 out of 7	100%
Mr. TUNG Savio Wai-Hok	7 out of 7	100%
Mdm. YANG Linda Tsao	6 out of 7	86%

Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has six members comprising two non-executive Directors and four independent non-executive Directors. The independent non-executive Directors represent two-thirds of the Committee members. The Committee is chaired by Mr. Sun Changji, Vice-chairman of the Board.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- selection and nomination of Directors, Board Committee members and certain senior executives as designated by the Board from time to time;
- structure, size and composition (including skills, experience and knowledge) of Directors and Board Committee members;
- remuneration of Directors, Board Committee members and senior management; and
- effectiveness of the Board and Board Committees.

The work performed by the Committee in 2007 included the review and, where applicable, approval of:

- performance appraisal of the executive Director and designated senior executives for year 2006;
- proposal on staff bonus for year 2006 and salary adjustment for year 2007 for the Group, including the designated senior executives;
- key performance indicators of the Group and the designated senior executives for year 2007;
- implementation progress of the Group's medium-term human resources strategies and other major human resources policies;
- reports on self-evaluation of the Board and Board Committees, which were analysed by the Committee. The Committee also made recommendations to the Board regarding the results of the self-evaluation, with a view to further enhancing the role and effectiveness of the Board and Board Committees;
- recruitment of a new Deputy Chief Executive in charge of financial market business lines and the terms of employment thereof;
- service agreement and terms of employment of certain designated senior executives; and
- matters relating to the appointment of directors to the boards of certain major subsidiaries of the Group.

Pursuant to the "**Policy on Directors' Remuneration**" adopted by the Company, in recommending the remuneration of Directors, the Committee makes reference to companies of comparable business type or scale, and the nature and quantity of work at both Board and Board Committee levels (including frequency of meetings and nature of agenda items) in order to compensate Directors reasonably for their time and efforts spent. The Committee will regularly review, deliberate and recommend the remuneration of Directors to the Board. Following the review by the Board, the proposed remuneration will be put to shareholders for final approval at general meetings. **No individual Director is allowed to participate in the procedures for deciding his/her individual remuneration package.** Information relating to the remuneration of each Director for 2007 is set out in Note 22 of this Annual Report. The present scale of Director's fees, including additional fees for membership of Board Committees, is given below:

Board of Directors:	
All Directors	HK$200,000 p.a.
Board Committees:	
Chairman	HK$100,000 p.a.
Other Committee members	HK$50,000 p.a.

The **Nomination and Remuneration Committee** also has the delegated responsibility to **determine the specific remuneration packages of the executive Directors and designated senior executives**, including share options, benefits in kind, pension rights, etc. Currently the principal components of the Company's remuneration packages for the executive Directors and designated senior executives include basic salary, discretionary bonus and other benefits in kind. A significant portion of the executive Directors' or designated senior executives' discretionary bonus is based on the Group's and the individual's performance during the year. The Committee reviews and recommends to the Board the annual performance targets for the executive Directors and designated senior executives by reference to the corporate goals and objectives approved by the Board from time to time. The Committee also reviews the performance of the executive Directors and designated senior executives against the targets set on an ongoing basis, and reviews and approves their specific performance-based remuneration.

The Committee has adopted the **"Procedures for the Nomination and Appointment of Independent Non-executive Directors of the Company"** and the "Procedures for the Nomination and Appointment of Independent Non-executive Directors for major subsidiaries in the Group", to formalise the procedures for such nomination and appointment and enhance the transparency in this respect. Pursuant to such procedures, an appropriate candidate was identified and appointed as independent non-executive director to the board of BOC Life in 2007.

Six Nomination and Remuneration Committee meetings were held during the year with an average attendance rate of 92%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SUN Changji *(Chairman)*	6 out of 6	100%
Mr. LI Zaohang	6 out of 6	100%
Dr. FUNG Victor Kwok King	5 out of 6	83%
Mr. SHAN Weijian	4 out of 6	67%
Mr. TUNG Chee Chen	6 out of 6	100%
Mdm. YANG Linda Tsao	6 out of 6	100%

Risk Committee

Following the resignation of Mr. Hua Qingshan as a non-executive Director and member of the Risk Committee in June 2007, the Committee currently has three members, of whom two are independent non-executive Directors and one is a non-executive Director. The Committee is chaired by Mr. Koh Beng Seng, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- formulation of the risk appetite and risk management strategy of the Group, and determination of the Group's risk profile;
- identification, assessment and management of material risks faced by the various business units of the Group;
- review and assessment of the adequacy of the Group's risk management process, system and internal control;
- review and monitoring of the Group's compliance with the risk management process, system and internal control, including the Group's compliance with prudential, legal and regulatory requirements governing the business of the Group;
- review and approval of high-level risk-related policies of the Group; and
- review of significant or high risk exposures and transactions.

The work performed by the Committee in 2007 included the following:

- review of risk management limits;
- review of Risk Management Policy Statement, Group Operating Principles and a range of risk management policies covering strategic risk, reputation risk, credit risk, market risk, operational risk, interest rate risk, liquidity risk, legal and compliance risk, and stress testing;
- review and oversight of Basel II implementation, in particular the implementation progress of Foundation Internal Ratings-Based Approach and Internal Capital Adequacy Assessment Process;
- approval of target limit for banking book investment and review of the investment strategy of the banking book;
- recommendations to the Board for further enhancing the Group's risk management framework and structure;
- review of significant or high risk exposures and transactions; and
- review of periodic risk management reports.

Six Risk Committee meetings were held during the year with 100% attendance at all the meetings. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. KOH Beng Seng *(Chairman)*	6 out of 6	100%
Mr. HUA Qingshan *(Note)*	3 out of 3	100%
Mdm. ZHANG Yanling	6 out of 6	100%
Mr. TUNG Savio Wai-Hok	6 out of 6	100%

Note: Mr. Hua Qingshan ceased to be a member of the Risk Committee with effect from 15 June 2007.

Strategy and Budget Committee

Following the resignation of Mr. Hua Qingshan as a non-executive Director and member of the Committee in June 2007, the Strategy and Budget Committee currently comprises four members, of whom two are independent non-executive Directors, one is non-executive Director, and one is the Chief Executive and executive Director. The Committee is chaired by Mdm. Yang Linda Tsao, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- review, motion and monitor the Group's medium to long term strategy;
- review and monitor the Group's regular/periodic (including annual) business plan and financial budget;
- review the process for formulating the Group's medium to long term strategy to ensure that it is sufficiently robust to take into account a range of alternatives;
- monitor the implementation of the Group's medium to long term strategy through pre-determined metrics and provide guidance to the Management; and
- make recommendations to the Board on major investments, capital expenditure and strategic commitments of the Group and monitor implementation of the same.

During the year, the Strategy and Budget Committee guided and monitored the Management's implementation of the Group's medium to long term strategic plan as approved by the Board. At the same time, the Committee reviewed the Group's 2008 – 2012 rolling strategic plan as proposed by the Management, to take into account the changes in operating environment and opportunities and challenges presented by the market. The Committee also played a prominent role in driving the formulation of the Group's key business strategies, including those for the development of China business, wealth management business, life insurance, and excess funds and capital management. The Committee monitored the implementation of the Group's budget and business plan for 2007. In planning for 2008, the Committee reviewed and endorsed the Group's 2008 financial budget and business plan, and recommended the same to the Board for approval.

Six Strategy and Budget Committee meetings were held during the year with an average attendance rate of 97%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mdm. YANG Linda Tsao *(Chairlady)*	6 out of 6	100%
Mr. HE Guangbei	6 out of 6	100%
Mr. HUA Qingshan *(Note)*	2 out of 3	67%
Mr. ZHOU Zaiqun	6 out of 6	100%
Mr. TUNG Savio Wai-Hok	6 out of 6	100%

Note: Mr. Hua Qingshan ceased to be a member of the Strategy and Budget Committee with effect from 15 June 2007.

Ad Hoc Committee

The Board established an ad hoc Independent Board Committee and an ad hoc Search Committee during the year.

Search Committee

To strengthen the business development capability of the Group, the Board set up the Search Committee in March 2007 to search for a suitably qualified candidate to fill the position of Deputy Chief Executive (Financial Markets). The Committee was chaired by Dr. Fung Victor Kwok King, independent non-executive Director. Its members included Mr. Sun Changji, Mr. He Guangbei, and independent non-executive Directors Mr. Koh Beng Seng, Mr. Shan Weijian, Mr. Tung Chee Chen, Mr. Tung Savio Wai-Hok and Mdm. Yang Linda Tsao. The Committee has engaged an independent professional search firm to assist the Committee in conducting a global and open recruitment. After several rounds of selection and with the recommendation of the Nomination and Remuneration Committee, the Board resolved to appoint Mr. Chan Tze Ching as the Deputy Chief Executive in charge of Investment Product Management, Global Markets, Treasury Department and BOC Life. Following the resignation of Mr. Chan Tze Ching for health reason in March 2008, the Committee was re-convened to conduct a global and open recruitment to search for a suitably qualified replacement.

Independent Board Committee

Pursuant to the Board's mandate, an Independent Board Committee was set up in May 2007 to review and approve the continuing connected transactions between the Company and its subsidiaries on the one hand and members of the BOC Group (other than the Company and its subsidiaries) on the other hand, for the three financial years ended 31 December 2008, 2009 and 2010. The Committee comprised all the independent non-executive Directors of the Company and was chaired by Mr. Tung Chee Chen. The Committee has engaged Commerzbank AG as the independent financial adviser for the purpose of reviewing the continuing connected transactions. On the basis of Commerzbank AG's affirmative advice and its own review, the Committee has been satisfied that the continuing connected transactions and the new annual caps imposed on such transactions for the three years 2008 - 2010 are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the independent shareholders are concerned. As the new annual caps for certain categories of continuing connected transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, such transactions are subject to the requirement of independent shareholders' approval. For such purpose, the Company has scheduled an extraordinary general meeting to be held on 20 May 2008. Shareholders please refer to the circular issued by the Company dated 1 February 2008 and notice of the extraordinary general meeting which will be issued by the Company in due course for details on the continuing connected transactions and the extraordinary general meeting. Shareholders can also view and download the aforesaid documents from the Company's website at www.bochk.com.

Directors' Securities Transactions

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. Apart from the securities of the Company, the Code applies equally to the Director's dealings in the securities of BOC which was listed on the Stock Exchange of Hong Kong in June 2006. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the said Model Code throughout year 2007.

External Auditors

Pursuant to the "Policy on External Auditors" adopted by the Board, the **Audit Committee** reviewed and monitored and **was satisfied with the independence and objectivity of PricewaterhouseCoopers**, the Group's external auditors, **and the effectiveness of their audit procedures**, based on the principles and standards set out in the policy that were in line with international best practices. Upon the recommendation of the Audit Committee, the Board will propose that PricewaterhouseCoopers be re-appointed as auditors of the Group at the Company's 2008 annual general meeting. Subject to authorisation by the shareholders, the Board will authorise the Audit Committee to determine the remuneration of PricewaterhouseCoopers.

For 2007, the fee charged by PricewaterhouseCoopers was HK$37 million, of which HK$32 million was for audit services and HK$5 million related to other services. For 2006, the fee charged by PricewaterhouseCoopers was HK$37 million, of which HK$29 million was for audit services and HK$8 million related to other services.

The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit service fees paid to PricewaterhouseCoopers in 2007 comprised mainly the tax-related services fee of HK$2 million, fee in relation to the Financial and Financial Risk Management System project of HK$1 million and miscellaneous non-audit services fee of HK$2 million.

Internal Control

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the Group's assets. According to the Board's delegation, the Management is responsible for the day-to-day operations and risk management.

The internal control system is designed to maximise assurance against material misstatement or loss; to manage the risk of system failure; and to assist in the achievement of the Group's objectives. In addition to safeguarding the Group's assets, it also ensures the maintenance of proper accounting records and compliance with relevant laws and regulations.

The Group conducts an annual review of the effectiveness of its internal control systems covering all material controls, including financial, operational and compliance controls as well as risk management. The review is conducted by making reference to the guidelines and definitions given by the regulatory and professional bodies for the purpose of assessing five different internal control elements, namely, the control environment, risk assessment, control activities, information and communication, and monitoring. The assessment covers all the major internal controls and measures, including financial, operational and compliance controls as well as risk management functions. The annual review is coordinated by the Group's Internal Audit, which, after the Management and various business departments have performed their self-assessment, will carry out an independent examination and other post-assessment work on the review process and results. The results of the 2007 review have been reported to the Audit Committee and the Board.

The key procedures that the Group has essentially established and implemented to provide internal controls are summarised as follows:

- With a Management that functions under a rational organisational structure and whose authority and responsibility are clearly delineated, the Group has formulated policies and procedures to ensure reasonable checks and balances for all the operating units, reasonable safeguard for the Group's assets, the implementation of internal controls and adherence to relevant laws and regulations and risk management in its operations.

- The Management draws up and continuously monitors the implementation of the Group's strategies, business plans and financial budgets. The accounting and management systems that are in place provide the basis for evaluating financial and operational performance.

- The Group has various risk management and human resources policies. There are specific units and personnel that are responsible for identifying, assessing and managing all the major risks. These include reputation, strategic, legal, compliance, credit, market, operational, liquidity and interest rate risks. (The Group's risk management governance structure is given on page 50 to page 53 in this Annual Report.)

- The Group has established an information technology governance structure that produces a range of reports on information systems and management, including information on the monitoring of various business units, financial information and operating performance. Such information facilitates the Management, business units and the regulatory bodies in assessing and monitoring the Group's operation and performance. Proper communication channels and reporting mechanisms are in place at various business units and levels to facilitate exchange of information.

- Pursuant to a risk-based approach and in accordance with the internal audit plan approved by the Audit Committee, the Group's Internal Audit conducts independent reviews on such aspects as financial activities, various business units, various kinds of risks, operations and activities. Audit reports are submitted directly to the Audit Committee. Internal Audit will closely follow up on the items that require attention in a systematic way and will report to the Audit Committee and the Management in a timely manner.

- The Audit Committee reviews the reports submitted by external auditors to the Group's Management in connection with the annual audit as well as the recommendations made by regulatory bodies on internal control. Internal Audit will follow up on the same to ensure timely implementation of the recommendations, and will also periodically report the status of the implementation to the Management and the Audit Committee.

The Group is committed to maintaining and upholding good corporate governance practices and internal control system of all subsidiaries and foreign operations are reviewed regularly. During the year, areas for improvement have been identified and appropriate measures have been implemented.

Communication with Shareholders and Shareholders' Rights

The Board attaches a high degree of importance to continuous communication with shareholders, especially direct dialogue with them at the Company's annual general meetings. Shareholders are therefore encouraged to actively participate at such meetings.

The Chairman of the Board, the Chairmen and members of Board Committees, and representatives of PricewaterhouseCoopers were present at the Company's 2007 annual general meeting held on 23 May 2007 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders. Resolutions passed at the Company's 2007 annual general meeting included: adoption of the Company's and the Group's 2006 financial statements, declaration of 2006 final dividend, re-election of Directors, re-appointment of auditors and grant of a general mandate to the Board to issue and repurchase shares of the Company.

The Board is aware of investors' concern regarding the potential dilution of the shareholders' value arising from the exercise of power pursuant to the grant of a general mandate to issue shares to the Board. Given its commitment to high standards of corporate governance, the Board announced at the 2007 annual general meeting certain **internal policies for the exercise of the powers granted to the Board under the general mandates to issue and repurchase shares** as follows:

- The Board will not exercise the mandate to issue shares for cash and unrelated to any asset acquisition in excess of 10% of the Company's issued share capital or at a discount that will result in significant dilution of shareholder value. In the exercise of such power to issue shares for cash, the Board will have regard to factors such as the Group's capital adequacy ratio, and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and the alternative of conducting a rights issue.

- The Board has set the triggering events for the exercise of the power to repurchase shares, which include: market price of the Company's shares is lower than the fair value of the shares; the Group has surplus funds which is in excess of its short to mid term development requirements; and the Board considers it proper and appropriate to exercise the general mandate for enhancing the return on equity or net assets or earnings per share of the Company. In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Company's shares, then the Board will consider making the purchases through a general offer, i.e. offer to all existing shareholders in proportion to their respective shareholdings. The price at which shares are repurchased will not be higher than the fair value of the shares of the Company.

The Board has resolved to adopt the above policies if it is granted by the shareholders the general mandates to issue and repurchase shares at the 2008 annual general meeting.

In order to enhance the transparency of shareholders' voting, **all the resolutions proposed at the Company's 2008 annual general meeting will be voted on by poll** as in previous years. The Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting will be posted on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkexnews.hk as soon as practicable following conclusion of the vote-counting.

In order that shareholders can have a better understanding of the agenda items to be discussed at the 2008 annual general meeting and to encourage their active participation so that exchange of views and communication can be further enhanced, **the Company has provided detailed information on the 2008 annual general meeting in a circular** which is despatched together with this Annual Report to the shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2008 annual general meeting in the form of "Frequently Asked Questions" (including how to convene an extraordinary general meeting and how to put forward a proposal for consideration by shareholders at a general meeting).

Further shareholder information is set out in the "Investor Relations" section of this Annual Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Directors' Responsibility Statement in relation to Financial Statements

The following statement should be read in conjunction with the auditors' statement of their responsibilities as set out in the auditors' report contained in this Annual Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Hong Kong Companies Ordinance to prepare financial statements, which give a true and fair view of the state of affairs of the Company. The financial statements should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements contained in this Annual Report, the Company has adopted appropriate accounting policies which have been consistently applied with the support of reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Investor Relations Policy

The Company is committed to timely and effective communication with the investment community to enhance their knowledge and understanding of the Company's goals and targets, how it seeks to achieve them and how it performs. The disclosure and presentation of accurate facts and figures are especially important to investors so that they can make an informed judgement about the Company's future prospects.

The main purpose of the Company's investor relations policy, therefore, is to enable investors to have access – on a fair and timely basis – to information that is reasonably required for making the best investment decisions. Such information includes the Company's corporate strategies, opportunities and challenges for growth and development, business performance and prospects as well as updates of major corporate developments. To achieve this purpose, the Company has in place an investor relations programme to carry out relevant communication activities.

Investor Relations Programme and Guidelines

The Company's investor relations programme is spearheaded by the Investor Relations Committee through the formulation and implementation of investor relations strategies. The Committee is chaired by the Chief Executive and comprises senior executives. Both the Board and the Committee evaluate the effectiveness of the investor relations programme on a regular basis.

To attain a high standard of investor relations practice, the Company adopts the Fair Disclosure Policy, which is available in the Group's website for public reference. The Policy contains clear guidelines to ensure that:

1. The Listing Rules and other regulatory requirements in relation to the disclosure of price-sensitive information are complied with.

2. All communications with the public, including the investment community and the media, are fair.

3. Material non-public information is not disseminated on a selective basis.

Access to Corporate Information

To ensure investors to have access to important corporate information on a fair and timely basis, the Investor Relations section of our website (http://www.bochk.com/ir) contains all relevant information to keep investors informed of BOCHK's latest development, including the latest corporate financial performance, corporate announcement, presentation materials, results announcement webcasts, corporate governance principles and practices, risk management governance structure, share price information, corporate fact sheet, as well as answers to frequently asked questions. Our website also includes a corporate calendar that provides the dates of interim and annual earnings announcements, and other significant events. An e-mail alert system option allows investors/analysts to sign up and be automatically updated.

Enhancing Long-term Shareholder Value

Stable Dividend Income

The Group is committed to providing a stable growth of dividend income to our shareholders, with reference to its core earnings performance. Over the past 5 years (2003-2007), the Group's dividend payouts have been in the range between 62.6% and 68.4% of its profit attributable to equity holders, representing dividend yields* of 2.8% to 4.9%. In terms of absolute amount, the Group has consistently increased the annual dividends, with 5-year (2003-2007) CAGR of 18.1%.

Dividend Per Share and Dividend Yield* (2003-2007)


DPS (HK$)
1
0.8
0.6
0.4
0.2
0
Dividend Yield
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2003
2004
2005
2006
2007
DIVIDEND PER SHARE
DIVIDEND YIELD

Source: Bloomberg

* Annual dividend yield is calculated based on actual dividends paid to shareholder during that year (final dividend of previous year and interim dividend of the year) and year-end closing share price.

Total Return for Shareholders

The Group is committed to enhancing shareholder value on a long-term basis. Since 2003, a total return for shareholders of 247.6% has been achieved, as measured by share price appreciation and reinvested dividend. On a three-year basis (2005-2007), the aggregate total return was 70.6% whereas for 2007 alone was 8.4%. As at 31 December 2007, the Company's market capitalisation was HK$231.0 billion, among the top 20 leading stocks on the Main Board of Hong Kong Stock Exchange in terms of market capitalisation. All these reflect solidly the recognition and endorsement by the investment community of the Company's growth direction and financial performance, the strengthening management and operating capabilities, enhancement of corporate governance, long-term prospects and growing value of the Company.

Total Shareholder Return - BOCHK vs Hang Seng Index and Hang Seng Finance Index (2003-2007)


300%
275%
250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
2003
2004
2005
2006
2007
BOCHK
HS Index
HSF Index

Source: Bloomberg

Shareholding Structure and Shareholder Base

As at 31 December 2007, the Company had 10,572,780,266 shares in issue of which approximately 34% was held by the public. The Company's 100,127 registered shareholders were distributed in various parts of the world, including Asia, Europe and North America. Apart from BOC, the Company is not aware of any major shareholders with a shareholding of more than 5% which has to be reported under the Securities and Futures Ordinance of Hong Kong. The following table shows the distribution of ownership according to the register of members and the participant shareholding report generated from the Central Clearing and Settlement System as at 31 December 2007:

Category	Number of registered shareholders	% of shareholders	Number of shares	% of total issued share capital
Individuals	99,568	99.4%	227,807,088	2.2%
Institutions, corporates and nominees	558	0.6%	3,397,969,722	32.1%
Bank of China Group	1	0.0%	6,947,003,456	65.7%
Total	100,127	100.0%	10,572,780,266	100.0%

Investor Relations Activities in 2007

The Company's investor relations activities are conducted on a global basis and are aimed to raise the awareness and understanding of international investors about the Company's investment proposition in respect of its latest financial performance, business philosophy, development strategies and growth potential. In 2007, the Company continued to provide effective channels for investors to communicate directly with the Board and senior management on a regular basis.

Annual General Meeting

At the AGM held in May 2007, the Chairmen of the Board, the Nomination and Remuneration Committee, the Risk Committee, and the Strategy and Budget Committee respectively, members of the Audit Committee as well as the Company's external auditors were present to respond to questions and comments from shareholders.

Results Announcement

At the Group's 2006 annual results announcement on 22 March 2007 and 2007 interim results announcement on 23 August 2007, the senior management led by the Chief Executive conducted briefings with analysts and the press to apprise them of the Company's operating results, business strategies and outlook, and to respond to their questions. These events, including the relevant presentation materials and announcements, were all available to the public through the Group's website, both live and as a recording.

In addition to the interim and annual results announcements, the Company also published quarterly financial and business reviews to keep shareholders updated of the latest performance, financial position and prospects of the Company.

Communication with Investors

In 2007, the Company's senior management had over 190 meetings with investors across the world. These meetings were held during global road-shows, international investor conferences and company visits. The Company is widely covered by more than 20 securities research institutions.

Investor meetings by category


3%
18%
79%
Fund Managers
Analysts
Others

Through emails and investor feedback surveys, the Company continued to promote two-way communication. The responses received from these initiatives enabled the Company to better understand the market's concerns and to formulate the Company's investor relations plan going forward.

Market Recognition

The Company's commitment to transparency and dedication to maintain high standards in disclosure won public recognition in 2007. The Company received a Special Mention under the "General Category" of Hong Kong Management Association (HKMA)'s 2007 Best Annual Reports Awards competition in recognition of the Company's high standards in the disclosure of information in its annual report.

Going Forward

Under the principles of timeliness, fairness and transparency, the Company will continue to pursue a proactive and effective investor communication programme to keep the investors adequately informed about the Company's present and future development.

Investor Relations Contact

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602 /
(852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

Shareholder Information

Financial Calendar 2008

Announcement of 2007 annual results	25 March (Tuesday)
Last day in Hong Kong of dealings in the Company's shares with entitlement to final dividend	8 May (Thursday)
Ex-dividend date	9 May (Friday)
ADS record date for final dividend	13 May (Tuesday)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	13 May (Tuesday) 4:30 p.m.
Book closure period (both days inclusive)	14 May (Wednesday) to 19 May (Monday)
Record date for final dividend	19 May (Monday)
Latest time for lodging proxy forms for 2008 Annual General Meeting	16 May (Friday) 3:00 p.m.
2008 Annual General Meeting	20 May (Tuesday) 3:00 p.m.
Final dividend payment date	27 May (Tuesday)
Announcement of 2008 interim results	Mid to late August

Annual General Meeting

The 2008 Annual General Meeting will be held at 3:00 p.m. on Tuesday, 20 May 2008 at 17/F., Bank of China Tower, 1 Garden Road, Hong Kong.

Dividends

The Directors have recommended a final dividend of HK$0.487 per share subject to the approval of shareholders at the 2008 Annual General Meeting.

Share Information

Listing

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

Ordinary shares
(as at 31 December 2007)

Issued shares: 10,572,780,266
Public float: Approximately 34%

Nominal value

HK$5.00 per share

Market capitalisation
(as at 31 December 2007)

231.02 billion

Share Price

Closing price on 30 December 2005:	HK$14.90
Closing price on 29 December 2006:	HK$21.10
Closing price on 31 December 2007:	HK$21.85
Highest trading price during the year:	HK$22.70
Lowest trading price during the year:	HK$16.78

Credit ratings (long term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

Stock codes

Ordinary shares:

The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK

Level 1 ADR Programme:

CUSIP No.:	096813209
OTC Symbol:	BHKLY

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong	Computershare Hong Kong Investor Services Limited Rooms 1806 – 1807 18th Floor, Hopewell Centre 183 Queen's Road East Telephone: (852) 2862 8555 Facsimile: (852) 2865 0990 / (852) 2529 6087 E-mail: hkinfo@computershare.com.hk
USA	Citibank Shareholder Services 250 Royall Street Canton, MA 02021, USA Telephone: 1-877-248-4237 (toll free) 1-781-575-4555 (outside USA) E-mail: Citibank@shareholders-online.com

Other Information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 – 1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkexnews.hk.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.



SWIFTER,

BOCHK fully supported the *Community Chest New Territories Walk – Route 8*. There were over 32,000 participants, including some 1,000 of our Group staff and their companions, all contributing to this record-breaking number for the Territories Walk.



HIGHER, STRONGER

Welcome the Year of the Olympics With Joy





Our Group's new uniform was unveiled at our staff variety show.



In the variety show in celebration of our 90th anniversary, our staff danced to their hearts' content while demonstrating their energetic spirit.

We recognise that people are the most valuable assets of a corporate. To echo our core value of "respect" people, we have stepped up our efforts to reform the Group's human resources mechanism, recruitment and staff training. To commemorate our 90 years of service in Hong Kong, we have specially organised a comprehensive range of activities for our employees to promote our corporate culture and enhance the team spirit, unveiling a new chapter for us.

Reforming the Human Resources Mechanism

According to the Group's business development strategy on the job-based and performance-driven human resources management platform, the Group has been continually enhancing its human resources and compensation policies. It has allocated additional resources to offer attractive remuneration to employees with major positions and good performance so as to retain, attract and motivate talent.

Moreover, to ensure that the job-based mechanism is in line with the Group's business development, the Group has constantly reviewed its organisation structures and job establishments during the year. By rationalising job establishment and developing professional job teams, the Group offers a platform for employees to fully utilise their competencies and thus enabling them to develop their careers while driving the Group's business growth through stronger motivation.

Recruiting Top Talent

To support our business development, the Group is committed to recruiting high quality talent. Against the backdrop of an active labour market in 2007, we adopted vigorous measures to raise our recruitment efficiency. Our recruitment procedures were improved through more flexible hiring terms and wider recruitment channels. Management and business professionals were recruited locally as well as from the Mainland and overseas. Our Group staff have therefore been strengthened by integrating talent from different origins.

We continued to introduce the trainee programmes in which high-potential university graduates were recruited for the Group by way of systematic and scientific assessment instruments. Subsequently, the high-flyers will be trained to become the future backbone of the Group.

Strengthening Staff Training

In 2007, we provided 1,760 courses that drew in 93,300 attendees. Our training programmes were designed for three objectives: 1) to meet the Group's development and overall human resources plans that can fulfill the business objectives of the Group; 2) to facilitate self-enhancement, and career development by establishing a learning organisation; 3) to optimise the input and utilisation of training resources and thus to enhance the overall effectiveness.

Major training activities were organised in a series of workshops and seminars and related to risk management, legal & compliance, corporate governance, corporate cultures, sales and services skills, and leadership development. To develop leadership and cultivate a pool of talent, we have conducted the CUHK "EMBA programme" and arranged executive development programmes with academic bodies such as Oxford University, Harvard Business School, Beijing University and Hong Kong University of Science and Technology for our senior management and talent pool members.

To dovetail with the RPC model, we introduced various training courses on communications and change management and to assist our frontline staff to acquire professional qualifications. The "Wealth Management





We organised a range of diverse recreational activities and training courses to promote the all-round development of our staff.

Academy of BOCHK" was established in April for our relationship managers with seminars on treasury and capital market products.

To meet the needs of our future development and retain talents for the Group, a Management Trainee (MT) Programme featuring intensive and systematic training was specially designed for the premier university graduates, and an Officer Trainee (OT) Programme was launched for fresh university graduates.

In keeping with technological advancements and to provide more flexible, convenient and cost-efficient training, we established an e-learning platform as a supplemental training channel. Furthermore, we launched an integrated self-learning programme through distance learning that was coupled with tutorials and tests for our colleagues.

Fostering Corporate Culture

In 2007 we continued to launch the "Teamwork Activities Rewards Scheme". The themes of this scheme not only included "teamwork" and "respect", but also the Olympic Motto – "swifter, higher, stronger" to welcome the Olympic year and foster the spirit of "solidarity, friendship and fair play". To compete for the "Departmental Award", respective departments and units held different activities such as tele-games, quizzes, experience sharing sessions, prize presentation ceremonies, video-clips, and photo exhibitions. Through these initiatives, our staff strengthened their recognition of our corporate culture and mutual understanding of each other. Apart from these activities, to show the Group's emphasis on "teamwork", we presented the *Cross-Department Team Award* in appreciation of the outstanding inter-departmental projects.

Promoting Staff Communications

In 2007, the Group continued to organise programmes promoting our corporate culture, namely "teamwork" and "respect". Through various recreational activities, we are glad to see better communications between staff and management, and a closer relationship among staff of different units. An award presentation ceremony was held to recognise staff contributions and achievements in 2006. A total of 10 BOC stars, 631 staff and 47 teams were granted outstanding performance awards.

To celebrate the 90th anniversary of the Group's service in Hong Kong, we launched a spectacular variety show in the AsiaWorld-Expo as well as a series of celebration activities. By doing so, our heritage and new corporate culture were communicated to over 10,000 staff members. And their sense of belonging and cohesion were also noticeably enhanced.

In line with our promotion of a healthy lifestyle, we provided a number of recreational activities for our staff in 2007. Among these activities were the spring banquet, a bowling tournament, orienteering championships involving parents and children, outward bound activities, war games, table-tennis competition, exchange activities for different sport and culture teams, and leisure classes.

Our staff are always encouraged to take part in community services and charitable activities to build up a sense of corporate social responsibility and good citizenship. With environmental issues taking center stage in recent years, we have mobilised our staff to participate in environmental-friendly activities like the *Ecotourism in Long Valley* and *Green Power Hike*, both of which aim at raising environmental awareness and helping to save the earth.


Start
Photo courtesy of The Olympic Equestrian Company

In welcoming the Beijing Olympics, we have lent full support to the *Good Luck Beijing – HKSAR 10th Anniversary Cup* Eventing Competition.

2007 marked the 90th anniversary of the service of the Group in Hong Kong. As we adhere to our motto of "Taking Root in Hong Kong and Serving Hong Kong", we clearly understand the close relationship between the long-term development of a corporate and the importance of undertaking good corporate citizenship. That's why corporate social responsibility is one of our treasured core values. We are committed to building a better tomorrow for Hong Kong by actively supporting a diverse range of community and charitable activities through the BOCHK Charitable Foundation ("The Foundation").

The Group's community caring activities cover culture and education, sports and recreation, medical and health care, environmental protection, social welfare and assistance to the needy. Our dedication to serving the community has won us the honor of being named a Caring Company by the Hong Kong Council of Social Service for five consecutive years. We also won the Prime Award for Corporate Social Responsibility 2007.



Promoting Sports Development

The Beijing 2008 Olympic Games and the staging of the Olympic Equestrian Events in Hong Kong that all Chinese people and the whole world are looking forward to have created an ideal opportunity to foster sports development and promote "Sport for All" in our city. The Group has been actively supporting a variety of activities to encourage community participation in sports, develop elite sports, and make Hong Kong a major centre for international sporting events.

We are all aware that economic development of society is inseparable from the physical and mental health of its citizens. As such, the Group promotes the "Sport for All" message in the community by supporting the *Bank of China (Hong Kong) 50th Festival of Sport* organised by the Sports Federation & Olympic Committee of Hong Kong, China ("The Federation"). For over four months' time, more than 40,000 people participated in sport activities organised by 74 National Sports Associations, making our vibrant city even more active.

Badminton is a key focus of our sports initiatives. The Foundation has a long history of nurturing talented badminton players and increasing public interest by sponsoring the general *Hong Kong Badminton Development & Training Scheme* and related initiatives such as the *Regional Badminton Training Programme, Hong Kong Open Badminton Championships* and *Badminton Doubles League cum Family Fun Day* since 1999. More than 500,000 people have participated in the scheme over the years. The Group also supported the badminton competition of the *Corporate Games* presented by the Leisure and Cultural Services Department.

To assist promising athletes in honing their talents, the Foundation continued its sponsorship of the *Hong Kong Island & Kowloon Regional Inter-school Sports Competition* and, the competition's top-honour award, the *BOCHK Bauhinia Bowls Award*. A total of 72,000 young athletes from over 270 schools participated in 8,100 matches in this competition.

The Group paid tribute to the outstanding local athletes and sports teams by becoming the title sponsor of the prestigious *Bank of China Hong*



The Visiting Fellow of HKAPA by Yundi Li aims to nurture more new pianist talents for Hong Kong.



BOCHK and the Hong Kong Chinese Orchestra joined hands to present *Majestic Drums IX*, a drum fanfare to welcome the year of the Olympics.

Kong Sports Stars Awards 2007 and honored the highest vote winner with the *Bank of China (Hong Kong) Best of the Best Hong Kong Sports Star Award.*

The *90 Young Athletes Olympic Tour – Talented Young Hong Kong Athletes Beijing Olympics Exchange Tour* organised by the Federation and the Hong Kong Olympians and Meritorious Athletes' Commission and sponsored by BOCHK provided young athletes with invaluable learning opportunities related to the Beijing Olympics as they exchange experiences with the national team athletes. This enabled them to deepen their understanding of the sports development in our motherland.

As Bank of China is the official banking partner of the Beijing 2008 Olympics, BOCHK has lent full support to the Olympics by sponsoring the *Good Luck Beijing – HKSAR 10th Anniversary Cup* Eventing Competition.

What's more, it will be the first time in Hong Kong's history to hold the 2009 East Asian Games. BOCHK is among the first group of organisations to support this event by becoming a Diamond Partner of the Games.

Enriching Cultural Life

Art is a language that crosses cultures and nationalities. The Group has sponsored a series of international arts and cultural performances throughout the past year to enrich people's lives and promote the arts and cultural development in Hong Kong.

We supported *A Gala Evening with José Carreras* presented by the Hong Kong Philharmonic Orchestra that featured one of the world's renowned tenors. The *Majestic Drums IX*, organised by the Hong Kong Chinese Orchestra and sponsored by the Group, welcomed the Beijing 2008 Olympic Games with the public by staging concerts and workshops at the Hong Kong Cultural Centre, the Bank of China Tower, and a shopping mall.

Having become a Hong Kong resident, Yundi Li has been appointed by the Hong Kong Academy for Performing Arts as a Visiting Fellow. Yundi Li has been coaching young pianists in Hong Kong in a series of master classes that were sponsored by BOCHK to broaden the horizons of local youngsters. The Group also sponsored the Hong Kong Ballet's stunning production of *Momentum* that debuted the New York City Ballet's Principal Dancer Sofiane Sylve in Hong Kong.

We sponsored the *HKDA Awards 07*, the largest and most important professional design competition in Hong Kong and Asia Pacific, organised by the Hong Kong Designers Association. The Awards recognised the outstanding achievements and creativity of designers in the fields of graphic and product design as well as new and spatial media.

Nurturing Tomorrow's Leaders

Nurturing the young generation is crucial to the long-term development of society. In 2007, the Foundation presented scholarships and bursaries amounting to HK$1 million to over 100 students from all universities and tertiary education institutions in Hong Kong, bringing the total number of beneficiary students to nearly 1,100 and the total contribution value to HK$10.4 million since 1990.

To develop closer economic integration between Hong Kong and the Mainland of China, the Group organised the *Internship Programme for Financial Professionals in the Mainland of China* for the third consecutive year. With this support, university students are able to gain a better understanding of the latest political, economic, financial, cultural and social developments of our motherland and become more familiar with the banking operations in the Mainland by undertaking an internship at the Shanghai Branch of Bank of China.

We also continued to sponsor the *Junior Police Call Leadership and*





Bank of China (Hong Kong) 50th Festival of Sport – Sport for all in a vibrant city

Management Training Project organised by the Hong Kong Police in 2007. With an aim of strengthening the management and leadership skills of the younger generation, the project provided 161 classes for more than 6,400 participants.

Enhancing Environmental Awareness

The Group spared no effort in promoting environmental awareness among teachers, parents and students at kindergarten, primary and secondary schools through the *Green School Award*. Since 2000, the number of Green Schools increased to 198 with over 1,013 participating schools.

As well, the Group sponsored the fund-raising gala evening of the Ocean Park Conservation Foundation to help advocate the conservation of wildlife and habitats in Asia. We also helped reduce computer waste during the year by donating refurbished computers to the deprived through the Hong Kong Caritas Computer Recycling Project.

Assisting the Needy

The Foundation attaches great importance to charitable causes. To that end, we sponsored the *National Renowned Chefs for the Chest* organised by the Community Chest to help raise funds for the needy in Hong Kong. One hundred acclaimed chefs from the Mainland of China and Hong Kong were invited to share their unique presentation of the "Eight Major Regional Cuisines of China" with the public. BOCHK contributed in a significant way by sponsoring the expenses of the Charity Dinner, inviting beneficiaries from the Chest's member social welfare agencies to enjoy the sponsored feast, and matching donations dollar-for-dollar with those given by designated restaurants.

The Foundation joined hands with the Hong Kong Red Cross Blood Transfusion Service again to organise the *Blood Donation Week*. Some 905 people donated blood at the Bank of China Tower, Bank of China Centre, a shopping mall and a medicoach. To encourage students at secondary schools and tertiary institutions to donate blood regularly, we supported the *Blood Donation Campaign on Campus*.

In 2007, the Group offered donations and actively participated in a wide variety of charitable activities such as the *Skills Upgrading Scheme Charity Walk* by the Education and Manpower Bureau, the *Charity Golf Tournament* and *District Elderly Campaign* by Po Leung Kuk, the *Be A Star Charity Christmas Lunch* and *Care Scheme* by the Community Chest, the *MTR Hong Kong Race Walking 2007* and *Walk for the Community* by the Li Ka Shing Faculty of Medicine. For ten consecutive years, we have been the Diamond sponsor of Po Leung Kuk.

Last but not the least, during the year, we sent out 3.03 million inserts representing a number of charitable organisations with bank statements to spread the spirit of charity among our customers.



We have specially sponsored *Zingaro*, a world-renowned creative family entertainment spectacle. This French equestrian show has won over 39,500 spectators' applause with 32 exhilarating shows in Hong Kong.

Photo by Antoine Poupel

INDEPENDENT AUDITOR'S REPORT

To the shareholders of
BOC Hong Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 91 to 215, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 25 March 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December	Notes	2007 HK$'m	2006 HK$'m
Interest income		**46,056**	40,271
Interest expense		**(26,661)**	(24,436)
Net interest income	5	**19,395**	15,835
Fees and commission income		**8,177**	4,985
Fees and commission expenses		**(1,903)**	(1,268)
Net fees and commission income	6	**6,274**	3,717
Net trading income	7	**1,013**	1,567
Net gain on financial instruments designated at fair value through profit or loss		**868**	321
Net loss on investments in securities	8	**(53)**	(5)
Net insurance premium income	9	**8,426**	6,195
Other operating income	10	**771**	334
Total operating income		**36,694**	27,964
Net insurance benefits and claims	11	**(9,440)**	(6,655)
Net operating income before impairment allowances		**27,254**	21,309
Net (charge)/reversal of impairment allowances	12	**(1,448)**	1,794
Net operating income		**25,806**	23,103
Operating expenses	13	**(7,773)**	(6,558)
Operating profit		**18,033**	16,545
Net gain from disposal of/fair value adjustments on investment properties	14	**1,064**	605
Net gain/(loss) from disposal/revaluation of properties, plant and equipment	15	**26**	(16)
Share of profits less losses of associates	30	**3**	5
Profit before taxation		**19,126**	17,139
Taxation	16	**(3,309)**	(2,855)
Profit for the year		**15,817**	14,284
Attributable to:			
Equity holders of the Company		**15,446**	14,007
Minority interests		**371**	277
		15,817	14,284
Dividends	18	**9,674**	8,966
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	19	**1.4609**	1.3248

The notes on pages 98 to 215 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December	Notes	2007 HK$'m	2006 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	23	**159,065**	105,236
Placements with banks and other financial institutions maturing between one and twelve months		**53,154**	56,373
Financial assets at fair value through profit or loss	24	**34,440**	28,294
Derivative financial instruments	25	**14,477**	7,393
Hong Kong SAR Government certificates of indebtedness		**32,770**	34,750
Advances and other accounts	26	**420,234**	352,858
Investment in securities	28	**301,183**	302,091
Interests in associates	30	**83**	60
Investment properties	31	**8,058**	7,481
Properties, plant and equipment	32	**23,293**	19,740
Deferred tax assets	39	**23**	69
Other assets	33	**20,857**	14,608
Total assets		**1,067,637**	928,953
LIABILITIES			
Hong Kong SAR currency notes in circulation	34	**32,770**	34,750
Deposits and balances of banks and other financial institutions		**60,599**	49,034
Financial liabilities at fair value through profit or loss	35	**11,405**	15,127
Derivative financial instruments	25	**11,092**	4,052
Deposits from customers	36	**793,606**	694,691
Debt securities in issue at amortised cost		**2,089**	-
Other accounts and provisions	37	**33,344**	25,901
Current tax liabilities		**1,210**	1,128
Deferred tax liabilities	39	**3,967**	3,391
Insurance contract liabilities	40	**22,497**	14,239
Total liabilities		**972,579**	842,313
EQUITY			
Share capital	41	**52,864**	52,864
Reserves	42	**39,978**	31,791
Capital and reserves attributable to the equity holders of the Company		**92,842**	84,655
Minority interests		**2,216**	1,985
Total equity		**95,058**	86,640
Total liabilities and equity		**1,067,637**	928,953

The notes on pages 98 to 215 are an integral part of these financial statements.

Approved by the Board of Directors on 25 March 2008 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

BALANCE SHEET

As at 31 December	Notes	2007 HK$'m	2006 HK$'m
ASSETS			
Bank balances		**376**	331
Investment in securities	28	**4,135**	-
Investment in subsidiaries	29	**53,764**	53,764
Other assets		**5,896**	4,736
		64,171	58,831
LIABILITIES			
Other accounts and provisions		**3**	2
EQUITY			
Share capital	41	**52,864**	52,864
Reserves	42	**11,304**	5,965
Capital and reserve attributable to the equity holders of the Company		**64,168**	58,829
Total liabilities and equity		**64,171**	58,831

The notes on pages 98 to 215 are an integral part of these financial statements.

Approved by the Board of Directors on 25 March 2008 and signed on behalf of the Board by:



XIAO Gang
Director



HE Guangbei
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2006	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the year	–	–	–	–	–	–	14,007	14,007	277	14,284
Currency translation difference	–	–	–	–	–	4	–	4	–	4
2005 final dividend paid	–	–	–	–	–	–	(5,075)	(5,075)	–	(5,075)
2006 interim dividend paid	–	–	–	–	–	–	(4,240)	(4,240)	(70)	(4,310)
Revaluation of premises	–	1,209	–	–	–	–	–	1,209	–	1,209
Release upon disposal of premises	–	(64)	–	–	–	–	64	–	–	–
Change in fair value of available-for-sale securities taken to equity	–	–	99	–	–	–	–	99	–	99
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	–	–	50	–	–	–	(247)	(197)	–	(197)
Release of reserve upon disposal of available-for-sale securities	–	–	(1)	–	–	–	(3)	(4)	–	(4)
Distribution of cash	–	–	–	–	(900)	–	–	(900)	–	(900)
Release to deferred tax liabilities	–	(165)	(18)	–	–	–	–	(183)	–	(183)
Transfer from retained earnings	–	–	–	95	457	–	(552)	–	–	–
At 31 December 2006	52,864	6,040	(115)	3,621	–	–	22,245	84,655	1,985	86,640
Company and subsidiaries	52,864	6,040	(115)	3,621	–	–	22,229	84,639		
Associates	–	–	–	–	–	–	16	16		
	52,864	6,040	(115)	3,621	–	–	22,245	84,655		

	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the year	-	-	-	-	-	15,446	15,446	371	15,817
Currency translation difference	-	-	-	-	14	-	14	-	14
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
2007 interim dividend paid	-	-	-	-	-	(4,525)	(4,525)	(78)	(4,603)
Revaluation of premises	-	2,910	-	-	-	-	2,910	17	2,927
Release upon disposal of premises	-	(23)	-	-	-	23	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(768)	-	-	-	(768)	3	(765)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	12	-	-	(115)	(103)	-	(103)
Net impairment charges transferred to profit or loss	-	-	289	-	-	-	289	-	289
Release of reserve upon disposal of available-for-sale securities	-	-	17	-	-	-	17	-	17
Release (to)/from deferred tax liabilities	-	(476)	109	-	-	-	(367)	(3)	(370)
Transfer from retained earnings	-	-	-	509	-	(509)	-	-	-
At 31 December 2007	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Company and subsidiaries	52,864	8,451	(456)	4,130	14	27,794	92,797		
Associates	-	-	-	-	-	45	45		
	52,864	8,451	(456)	4,130	14	27,839	92,842		
Representing:									
2007 final dividend proposed (Note 18)						5,149			
Others						22,690			
Retained earnings as at 31 December 2007						27,839			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39

** Merger reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million

The notes on pages 98 to 215 are an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company			
	Share capital HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Retained earnings HK$'m	Total equity HK$'m
At 1 January 2006	52,864	–	5,909	58,773
Net profit for the year (Note 17)	–	–	9,371	9,371
2005 final dividend paid	–	–	(5,075)	(5,075)
2006 interim dividend paid	–	–	(4,240)	(4,240)
At 31 December 2006	52,864	–	5,965	58,829
At 1 January 2007	**52,864**	**–**	**5,965**	**58,829**
Net profit for the year (Note 17)	**–**	**–**	**14,441**	**14,441**
2006 final dividend paid	**–**	**–**	**(4,726)**	**(4,726)**
2007 interim dividend paid	**–**	**–**	**(4,525)**	**(4,525)**
Change in fair value of available-for-sale securities taken to equity	**–**	**149**	**–**	**149**
At 31 December 2007	**52,864**	**149**	**11,155**	**64,168**

The notes on pages 98 to 215 are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	Notes	2007 HK$'m	2006 HK$'m
Cash flows from operating activities			
Operating cash inflow before taxation	43(a)	**37,047**	20,809
Hong Kong profits tax paid		**(2,822)**	(2,409)
Overseas profits tax paid		**(85)**	(55)
Net cash inflow from operating activities		**34,140**	18,345
Cash flows from investing activities			
Purchase of properties, plant and equipment	32	**(1,147)**	(736)
Acquisition of an associate	30	**(24)**	–
Proceeds from disposal of properties, plant and equipment		**40**	203
Proceeds from disposal of investment properties		**208**	560
Proceeds from dissolution/disposal of associates	30	**1**	2
Dividends received from associates	30	**3**	4
Net cash (outflow)/inflow from investing activities		**(919)**	33
Cash flows from financing activities			
Acquisition of a subsidiary		**–**	(900)
Dividends paid to equity holders of the Company		**(9,251)**	(9,315)
Dividends paid to minority shareholders		**(157)**	(70)
Net cash outflow from financing activities		**(9,408)**	(10,285)
Increase in cash and cash equivalents		**23,813**	8,093
Cash and cash equivalents at 1 January		**128,257**	120,164
Cash and cash equivalents at 31 December	43(b)	**152,070**	128,257

The notes on pages 98 to 215 are an integral part of these financial statements.

1. Principal activities

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

The Company is a limited liability company incorporated and listed in Hong Kong. The address of its registered office is 52/F, Bank of China Tower, 1 Garden Road, Hong Kong.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by the HKICPA, HK GAAP and the requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at fair value and premises which are carried at fair value or revalued amount less accumulated depreciation and accumulated impairment losses.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Newly adopted HKFRSs

In 2007, the Group adopted the new/revised HKFRSs as set out below, which are effective for annual accounting periods beginning on or after 1 January 2007 and relevant to its operations.

- HKFRS 7 — Financial Instruments: Disclosures
- HKAS 1 (Amendment) — Presentation of Financial Statements – Capital Disclosures

The standards introduce certain new disclosures relating to financial instruments while incorporating many of the requirements in HKAS 32. HKFRS 7 supersedes HKAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of HKAS 32 Financial Instruments: Disclosure and Presentation. The Group has adopted HKFRS 7 and the amendment to HKAS 1. The key impacts are more qualitative and quantitative disclosures primarily relating to fair value measurement, risk management and capital management. Accordingly the adoption of these standards does not result in any changes to the Group's accounting policies and had no effect on the Group's results of operations or financial position.

Interpretations to existing standards that have been early adopted by the Group last year

The following Interpretations to existing standards were assessed to be relevant to the Group's operations and have been early adopted by the Group last year:

- HK(IFRIC)-Int 9 — Reassessment of Embedded Derivatives
- HK(IFRIC)-Int 10 — Interim Financial Reporting and Impairment

2. Summary of significant accounting policies (continued)

2.1 *Basis of preparation (continued)*

Interpretations to existing standards already effective in 2007 but not relevant to the Group's operations

The following Interpretations to existing standards have already been effective for accounting periods beginning on 1 January 2007 but are not relevant to the Group's operations:

- HK(IFRIC)-Int 7 — Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
- HK(IFRIC)-Int 8 — Scope of HKFRS 2

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The Group has chosen not to early adopt the following standards and an interpretation to an existing standard that were issued but not yet effective for accounting periods beginning on 1 January 2007:

- HKAS 1 (Revised) Presentation of Financial Statements (effective for annual periods beginning on or after 1 January 2009). HKAS 1 (Revised) affects the presentation of owner changes in equity and of comprehensive income. It does not change recognition, measurement, or disclosure of specific transaction and other events required by other HKFRSs. The expected impact is still being assessed but the probable key impact will be on the manner in which the Group presents financial statements.

- HKFRS 8 Operating Segments (effective for annual periods beginning on or after 1 January 2009). HKFRS 8 will supersede HKAS 14 Segment Reporting, under which segments were identified and reported on risk and return analysis. Items were reported on the accounting policies used for external reporting. Under HKFRS 8, which adopts the 'management approach', segments are components of an entity regularly reviewed by the entity's management. Items are presented based on internal reporting. The Group has assessed the impact of HKFRS 8 and concluded that the adoption of the new standard is unlikely to have a significant impact on the Group's results of operations and financial position.

- HK(IFRIC)-Int 13 Customer Loyalty Programmes (effective for annual periods beginning on or after 1 July 2008). HK(IFRIC)-Int 13 clarifies that when an entity provides customers with incentives to buy goods or services under a customer loyalty programme (for example, customers accumulate loyalty points to redeem free or discounted products or service), the fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale or service. The Group is still in the process of assessing its impact on its results of operations and financial position.

Standard and interpretations to existing standards that are not yet effective and have been assessed to be not relevant to the Group's operations

- HKAS 23 (Revised) Borrowing Costs (effective for annual periods beginning on or after 1 January 2009). The revised standard removes the option of recognising as an expense those borrowing costs relating to assets that take a substantial period of time to get ready for their intended use or sale (i.e. qualifying assets). This revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009. This revised standard is not relevant to the Group's operations because the Group does not require external borrowing to finance the development of any qualifying asset.

- HK(IFRIC)-Int 11, HKFRS 2 Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). HK(IFRIC)-Int 11 addresses how the share-based payment arrangement should be accounted for in the financial statements for the subsidiary that receives services from the employees. As the Group has not issued equity instruments for payment except those exempted under HKFRS 2, HK(IFRIC)-Int 11 is not relevant to the Group's operations.

2. Summary of significant accounting policies (continued)

2.1 *Basis of preparation (continued)*

Standard and interpretations to existing standards that are not yet effective and have been assessed to be not relevant to the Group's operations (continued)

- HK(IFRIC)-Int 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 12 applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. As the Group is not involved in service concession arrangements, HK(IFRIC)-Int 12 is not relevant to the Group's operations.

- HK(IFRIC)-Int 14, HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC)-Int 14 is not relevant to the Group's operations because none of the Group's companies provide post-employment defined benefits to employees.

2.2 *Consolidation*

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(1) Subsidiaries

Subsidiaries, are all entities (including special purpose entities) over which the Group controls the composition of the Board of Directors, controls more than half of the voting power, holds more than half of the issued capital or by any other means that entitle the Group to govern the financial and operating policies of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

For acquisition of a company under common control, the merger accounting method will be applied. The principle of merger accounting is a way to combine companies under common control as though the business of the acquired company had always been carried out by the acquirer. The Group's consolidated financial statements represent the consolidated results, consolidated cash flows and consolidated financial position of the Group as if any such combination had occurred from the date when the Company and the acquired company first came under common control (i.e. no fair value adjustment on the date of combination is required). The difference between the consideration and carrying amount at the time of combination is treated as a merger reserve in equity. The effects of all transactions between the Group and the acquired company, whether occurring before or after the combination, are eliminated in preparing the consolidated financial statements of the Group. The transaction costs for the combination will be expensed in the income statement.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group not under common control. The cost of such an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed as of the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

2. Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(1) Subsidiaries (continued)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less allowance for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets including goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

Minority interest represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(2) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill, net of accumulated impairment loss and any related accumulated foreign currency translation difference.

The Group's share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

In the Company's balance sheet the investments in associates are stated at cost less allowance for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3 Segmental reporting

A business segment is a group of assets and operations engaged in providing products and services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a group of assets and operations engaged in providing products and services within a particular economic environment and that is subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

2. Summary of significant accounting policies (continued)

2.4 *Foreign currency translation (continued)*

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions using the exchange rates prevailing at the dates of the transactions and monetary assets and liabilities denominated in foreign currencies translated at the rate of exchange at the balance sheet date are recognised directly in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the securities and other changes in the carrying amount of the securities. Translation differences related to changes in the amortised cost are recognised in the income statement, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

The results and financial position of all the Group entities that have a functional currency different from Hong Kong dollars are translated into Hong Kong dollars as follows:

- assets and liabilities are translated at the closing rate at the balance sheet date;
- income and expenses are translated at average exchange rates; and
- all resulting exchange differences are recognised in the currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement, as part of the gain or loss on sale.

2.5 *Derivative financial instruments and hedge accounting*

Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Derivatives are categorised as held for trading unless they are designated as hedges and are effective hedging instruments, then they are subject to measurement under the hedge accounting requirements.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received).

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

2. Summary of significant accounting policies (continued)

2.5 Derivative financial instruments and hedge accounting (continued)

The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). Hedge accounting is used for derivatives designated in this way.

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. These criteria should be met before a hedge can be qualified to be accounted for under hedge accounting.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

For derivative instruments held for trading changes in their fair value are recognised immediately in the income statement.

2.6 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.7 Interest income and expense and fees and commission income and expense

Interest income and expense are recognised in the income statement for all financial assets and financial liabilities using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (e.g. prepayment options or incentives relating to residential mortgage loans) but does not consider future credit losses. The calculation includes fees, premiums or discounts and basis points paid or received between parties to the contract, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised as interest income or expense over the expected life of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised on the written down value using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Subsequent unwinding of the discount allowance is recognised as interest income.

Fees and commissions that are not an integral part of the effective yield are recognised on an accrual basis ratably over the period when the related service has been provided, such as administrative fee, asset management fee and custody services fee. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

2. Summary of significant accounting policies (continued)

2.8 Financial assets

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments and available-for-sale financial assets. Management determines the classification of investments at initial recognition. The classification depends on the purpose for which the financial assets were held. All financial assets are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their amortised costs.

(1) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception.

A financial asset which has been acquired or incurred principally for the purpose of selling in the short term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking is classified as held-for-trading. Derivatives are also classified as held for trading unless they are designated as effective hedges.

A financial asset, other than one held for trading, will be designated as a financial asset at fair value through profit or loss, if it meets the criteria set out below, and is so designated by management:

- eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring the financial assets or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the key management; or

- relates to financial assets containing one or more embedded derivative that significantly modifies the cash flow resulting from those financial assets.

These assets are recognised initially at fair value, with transaction costs taken directly to the consolidated income statement, and are subsequently re-measured at fair value.

Gains and losses from changes in the fair value of such assets (excluding the interest component) are reported in net trading income or net gain on financial instruments designated at fair value through profit or loss. The interest component is reported as part of interest income. Dividends on equity instruments of this category are recognised in the consolidated income statement when the Group's right to receive payment is established.

2. Summary of significant accounting policies (continued)

2.8 *Financial assets (continued)*

(2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including placements with and advances to banks and other financial institutions, investment debt securities without an active market and loans and advances to customers. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate method less allowances for impairment losses.

(3) Held-to-maturity

Financial assets classified as held-to-maturity are those traded in active markets, with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale. They are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest method less allowances for impairment losses.

(4) Available-for-sale

Financial assets classified as available-for-sale are those that are either designated as such or are not classified in any of the other categories. They are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available-for-sale financial assets are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at fair value. Unrealised gains and losses arising from changes in the fair value of investments are recognised directly in equity, until the financial asset is disposed of or impaired at which time the cumulative gain or loss previously recognised in equity should be transferred to the consolidated income statement. However, interest which includes the amortisation of premium and discount is calculated using the effective interest method and is recognised in the consolidated income statement. Dividends on equity instruments classified as available-for-sale are recognised in the consolidated income statement when the Group's right to receive payment is established.

2.9 *Financial liabilities*

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) Trading liabilities

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the short term. Derivatives are also classified as held for trading unless they are designated as effective hedges. It is measured at fair value and any gains and losses from changes in fair value are recognised in the income statement.

2. Summary of significant accounting policies (continued)

2.9 Financial liabilities (continued)

(2) Financial liabilities designated at fair value through profit or loss

A financial liability can be designated at fair value through profit or loss if it is so designated at inception. Financial liabilities so designated include certain certificates of deposit issued and certain deposits received from customers that are embedded with derivatives. A financial liability is typically so designated if it meets the following criteria:

- eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring the financial liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the key management; or

- relates to financial liabilities containing one or more embedded derivative that significantly modifies the cash flow resulting from those financial liabilities.

Financial liabilities designated at fair value through profit or loss are measured at fair value and any gains and losses from changes in fair value are recognised in the income statement.

(3) Deposits, debt securities in issue and other liabilities

Deposits and debt securities in issue other than those classified as trading liabilities or designated at fair value through profit or loss, together with other liabilities are carried at amortised cost or at cost. Any difference (if available) between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period using the effective interest method.

2.10 Recognition and de-recognition of financial instruments

Purchases and sales of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity are recognised on the trade date, the date on which the Group purchases or sells the assets. Loans and receivables (except investment securities without an active market) are recognised when cash is advanced to the borrowers. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Trading liabilities, financial liabilities designated at fair value through profit or loss and debt securities in issue are recognised on the trade date. Deposits other than trading liabilities are recognised when money is received from customers, other liabilities are recognised when such obligations arise. Financial liabilities are de-recognised from the balance sheet when and only when the obligation specified in the contract is discharged, cancelled or expired. If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in net trading income.

Securities and bills sold to a counter-party with an obligation to repurchase at a pre-determined price on a specified future date under a repurchase agreement are referred to as Repos. Securities and bills purchased from a counter-party with an obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement are referred to as Reverse repos.

2. Summary of significant accounting policies (continued)

2.10 Recognition and de-recognition of financial instruments (continued)

Repos are initially recorded as due to banks, placements from banks and other financial institutions, as appropriate, at the actual amount of cash received from the counter-party. The financial assets used to collateralise repurchase agreements are recorded as investment securities or financial assets at fair value through profit or loss. Reverse repos are initially recorded in the balance sheet as cash and due from banks or placements with banks and other financial institutions, as appropriate, at the actual amount of cash paid to the counter-party. The financial assets received as collateral under reverse repurchase agreements are not recorded on the balance sheet. The difference between sale and repurchase price is recognised as interest income or interest expense over the life of the agreements using the effective interest method.

2.11 Determination of fair value of financial instruments

The fair values of financial assets and financial liabilities that are quoted in active markets are based on current bid prices and current ask prices respectively. If the market for financial assets and financial liabilities is not active (such as unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

2.12 Precious metals

Precious metals comprise gold, silver and other precious metals. Precious metals are initially recognised at fair value and subsequently re-measured at their respective market prices as of the balance sheet date. Mark-to-market gains or losses on precious metals are included in net trading income.

2.13 Impairment of financial assets

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets may be impaired includes observable data that comes to the attention of the Group about the following probable loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payment;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

(v) the disappearance of an active market or downgrading below investment grade level for that financial asset because of financial difficulties; or

2. Summary of significant accounting policies (continued)

2.13 Impairment of financial assets (continued)

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

(1) Assets carried at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment together with all other financial assets that are not individually significant or for which impairment has not yet been identified. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective assessment of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

2. Summary of significant accounting policies (continued)

2.13 Impairment of financial assets (continued)

(1) Assets carried at amortised cost (continued)

When a loan is uncollectible, it is written off against the related allowance for impairment losses. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses in the income statement.

If, in a subsequent period, the amount of allowance for impairment losses decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Loans whose terms have been renegotiated with substantial difference in the terms are no longer considered to be past due but are treated as new loans.

(2) Assets classified as available-for-sale

If evidence of impairment exists for available-for-sale financial assets, the cumulative losses, measured as the difference between the acquisition cost or amortised cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. With respect to equity instruments, such reversals are made through the reserve for fair value change of available-for-sale securities within equity.

2.14 Impairment of investment in subsidiaries and associates and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation, but are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2. Summary of significant accounting policies (continued)

2.15 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a contract between the holder and the debtor.

Financial guarantees are initially recognised as financial liabilities and reported under "Other accounts and provisions" in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis. Any changes in the liability relating to financial guarantees are taken to the income statement.

2.16 Fixed assets

(1) Premises, equipment, fixtures and fittings

Premises comprise primarily branches and offices. Premises are shown at fair value based on periodic, but at least annually, valuations by external independent valuers less subsequent depreciation. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. In the intervening periods, the directors review the carrying amount of premises, by reference to the open market value of similar properties, and adjustments are made when there has been a material change. All equipment, fixtures and fittings are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items.

Subsequent costs are included in an asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of premises are credited to the premises revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same individual asset are charged against premises revaluation reserve directly in equity; all other decreases are expensed in the income statement. Any subsequent increases are credited to the income statement up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line method to write down the cost or revalued amount of such assets over their estimated useful lives as follows:

- Premises — Over the remaining period of lease
- Equipment, fixtures and fittings — 3-15 years

The useful lives of assets are reviewed, and adjusted if appropriate, as of each balance sheet date.

2. Summary of significant accounting policies (continued)

2.16 Fixed assets (continued)

(1) Premises, equipment, fixtures and fittings (continued)

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. Impairment loss is reversed through the premises revaluation reserve or income statement as appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

(2) Property under development

Property under development represents assets under construction or being installed and is stated at cost less impairment losses. Cost includes equipment cost, cost of development, construction, installation, interest and other direct costs attributable to the development. Items classified as property under development are transferred to premises or investment properties when such assets are ready for their intended use, and the depreciation charge commences from the month such assets are transferred to premises.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. The recoverable amount is the asset's fair value less costs to sell. Impairment losses or reversals are charged to the income statement.

2.17 Investment properties

Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the Group, are classified as investment properties. Properties leased out within group companies are classified as investment properties in individual companies' financial statements and as premises in consolidated financial statements. Land held under operating lease is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it is a finance lease.

Investment properties are recognised initially at cost, including related transaction costs. After initial recognition, investment properties are measured at fair value assessed by professional valuers on the basis of open market value. If this information is not available, alternative valuation methods are used such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the guidance issued by the International Valuation Standards Committee.

2. Summary of significant accounting policies (continued)

2.17 Investment properties (continued)

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Any changes in fair value are reported directly in the income statement. Deferred income tax is provided on revaluation surpluses of investment properties in accordance with HKAS-Int 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" on HKAS 12 "Income Taxes".

If an investment property becomes owner-occupied, it is reclassified as premises, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of premises becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of premises under HKAS 16 "Property, Plant and Equipment". However, if a fair value gain reverses a previous revaluation loss or impairment loss, the gain is recognised in the income statement up to the amount previously debited.

2.18 Leases

(1) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where the Group is a lessor, the land and buildings subject to the operating lease are accounted for as investment properties. Rental income from operating leases is recognised on a straight-line basis over the lease term.

(2) Finance leases on properties

Where the land and buildings elements of leasehold properties held for own use can be split reliably at inception of the lease, leasehold land and land use rights are recognised as operating leases if they have indefinite economic lives. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the income statement immediately. Where the land and buildings cannot be split reliably at inception of the lease, the land and buildings elements will continue to be treated as finance leases and measured at fair value.

Separate measurements of the land and buildings elements are not required when the Group's interest in both land and buildings is classified as investment properties as if they are finance leases and are measured at fair value.

2. Summary of significant accounting policies (continued)

2.18 Leases (continued)

(2) Finance leases on properties (continued)

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the then newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties to reflect the circumstances at the time of the Merger.

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties between the land and buildings elements. Any means of subsequent allocation of the valuation of the leasehold properties at the date of Merger between the land and buildings elements would be notional and therefore would not represent reliable information. It is determined that the values of the land and buildings elements of the Group's leasehold properties cannot be reliably split and the leasehold properties are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 "Property, Plant and Equipment" by which assets held for own use arising under these finance leases are measured at fair value less any accumulated depreciation and impairment losses.

2.19 Insurance contracts

(1) Insurance contracts classification, recognition and measurement

The Group's insurance subsidiary issues insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group's insurance subsidiary issues long term business insurance contracts, which insure events associated with human life (for example death, survival, or total permanent disability) over a long duration. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised.

For linked long term insurance contracts with embedded derivatives (which are closely related to the host insurance contracts) linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of underlying assets, and includes a liability for contractual benefits that are expected to be incurred in the future which is recorded when the premiums are recognised.

Retirement scheme management category III, as defined in the Insurance Companies Ordinance, insurance contracts insure events associated with human life under retirement schemes. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised. The portion of the premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability.

Premiums are recognised as revenue when they become payable by the contract holders before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred.

2. Summary of significant accounting policies (continued)

2.19 Insurance contracts (continued)

(1) Insurance contracts classification, recognition and measurement (continued)

The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

(2) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities. In performing these tests, current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the consolidated income statement, with a provision established for losses arising from the liability adequacy test.

2.20 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months from the date of acquisition, including cash, balances with banks and other financial institutions, short-term bills and notes classified as investment securities and certificates of deposit.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.22 Employee benefits

(1) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the income statement as incurred and represent contributions payable by the Group to the schemes. Contributions made by the Group that are forfeited by those employees who leave the ORSO scheme prior to the full vesting of their entitlement to the contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

(2) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

2. Summary of significant accounting policies (continued)

2.22 *Employee benefits (continued)*

(3) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

2.23 *Deferred income taxes*

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment provisions, depreciation of property and equipment, revaluation of certain assets including available-for-sale securities and properties, and tax losses carried forward. However, the deferred income tax is not recognised if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax liabilities are provided in full on all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is charged or credited in the income statement except for deferred income tax relating to fair value re-measurement of available-for-sale investments and revaluation of premises which are charged or credited directly to equity, in which case the deferred income tax is also credited or charged directly to equity and is subsequently recognised in the income statement together with the realisation of the deferred gain and loss.

2.24 *Repossessed assets*

Repossessed assets are initially recognised at the lower of their fair value less costs to sell or the amortised cost of the related outstanding loans on the date of repossession, and the related loans and advances together with the related impairment allowances are derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or fair values less costs to sell and are reported as 'Non-current assets held for sale' under 'Other assets'.

2.25 *Fiduciary activities*

The Group commonly acts as a trustee, or in other fiduciary capacities, that result in its holding or managing assets on behalf of individuals, trusts and other institutions. These assets and any income or losses arising thereon are excluded from these financial statements, as they are not assets of the Group.

2. Summary of significant accounting policies (continued)

2.26 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When the inflow is virtually certain, it will be recognised as an asset.

2.27 Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if the Group has the ability, directly and indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

3. Critical accounting estimates and judgements in applying accounting policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Areas susceptible to changes in essential estimates and judgements, which affect the carrying amount of assets and liabilities, are set out below. The effect of changes to either the key assumptions or other estimation uncertainties will be presented below if it is practicable to determine. It is possible that actual results may require material adjustments to the estimates referred to below.

3.1 Impairment allowances on loans and advances

The Group reviews its loan portfolios to assess impairment at least on a quarterly basis. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

3. Critical accounting estimates and judgements in applying accounting policies (continued)

3.2 Impairment of held-to-maturity and available-for-sale investments

The Group reviews its held-to-maturity and available-for-sale investment portfolios to assess impairment at least on a quarterly basis. In determining whether any of these investments is impaired, risk characteristics and performance such as delinquency, prepayment rate, credit enhancement, rating, market price etc will be assessed. The Group makes estimates on the default rate and loss severity of each investment with reference to market performance of the portfolios, current payment status of the issuers or performance of the underlying assets, or economic conditions that correlate with defaults on the collateralised assets. The methodology and assumptions used for the assessments are reviewed regularly.

3.3 Fair values of derivatives financial instruments

The fair values of derivatives financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry. To the extent practical, the models use only observable data.

3.4 Fair value of structured investment vehicle

One of the Group's non-banking subsidiaries has invested in a structured investment vehicle managed by a third party portfolio manager, which is included in the Group's investment portfolio classified as financial assets at fair value through profit or loss. As there is no active market for this investment, management has assessed the fair value with reference to valuation received from the the third party portfolio manager. As at 31 December 2007, the net carrying amount of this investment in the structured investment vehicle was approximately HK$100 million.

3.5 Held-to-maturity investments

The Group follows the guidance of HKAS 39 in classifying certain non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to hold these investments to maturity other than for specific circumstances defined in HKAS 39, such as selling an insignificant amount close to maturity, it will be required to reclassify the entire portfolio of assets as available-for-sale. The investments would then be measured at fair value and not amortised cost. As at 31 December 2007, the fair value of the entire portfolio of held-to-maturity investments is approximately equal to its carrying amount.

3. Critical accounting estimates and judgements in applying accounting policies (continued)

3.6 Estimate of future benefit payments and premiums arising from long term insurance contracts

In determining the Group's long term business liabilities under insurance contracts, the Group follows the Insurance Companies Ordinance (Determination of Long Term Liabilities) Regulation and makes prudent assumptions which include appropriate margins for adverse deviation of the relevant factors. Estimates are made as to the expected number of deaths for each of the years in which the Group is exposed to risk. The Group bases these estimates on standard industry and Hong Kong Assured Lives Mortality Table HKA01 that reflect recent historical mortality experience, adjusted where appropriate to reflect the Group's own experience. For contracts that insure the risk of longevity, appropriate prudent allowances are made for expected mortality improvements. The estimated number of deaths determines the value of the benefit payments and the value of the valuation premiums. The main source of uncertainty is that epidemics such as AIDS, SARS, avian flu and wide-ranging lifestyle changes, such as in eating, smoking and exercise habits, could result in future mortality being significantly worse than in the past for the age groups in which the Group has significant exposure to mortality risk. However, continuing improvements in medical care and social conditions could result in improvements in longevity in excess of those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

Were the number of deaths in future years to differ by 10% from management's estimate, the liability would increase by approximately HK$72.6 million, which accounts for 0.36% of the liability. In this case, it is assumed there is no relief arising from reinsurance contracts held.

For linked long term insurance contracts with a life cover component, it is assumed that the Group will be able to increase mortality risk charges in future years in line with emerging mortality experience.

Estimates are also made as to future investment income arising from the assets backing long term insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments. Were the average future investment returns to differ by 50 basis points from management's estimates, the insurance liability would increase by approximately HK$1,009 million. In this case, there is no relief arising from reinsurance contracts held.

The Group has also assessed whether a provision for expense is necessary in accordance with the Insurance Companies Ordinance. A provision for expense is the amount to meet the total net cost that would likely be incurred in fulfilling contracts if the Group were to cease to transact new business 12 months after the valuation date. For simplicity, the Group has assumed it will carry on selling new business rather than ceases in 12 months period.

A resilience reserve was set up and included in long term business fund liabilities in accordance with the Insurance Companies Ordinance (Determination of Long Term Liabilities) Regulations to provide a prudent provision against the effects of possible future changes to the value of the assets to meet the liabilities. The resilience reserve was set up based on the appointed actuary advice of a 50 basis points change in market yield. The amount of resilience reserve to be set up depends on the degree of change in interest rate assumed.

4. Financial risk management

The Group is exposed to financial risks as a result of engaging in a variety of business activities. The principal financial risks are credit risk, market risk (including currency risk, interest rate risk and other price risk) and liquidity risk. This note summarises the Group's exposures to these risks, as well as its objectives, policies and processes for managing and the methods used to measure these risks.

Financial risk management framework

The Group's management governance structure is designed to cover all business processes and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a robust risk management organisational structure with a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of the Risk Committee, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies.

The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

The Group has put in place appropriate internal control systems, including establishment of an organisation structure that sets adequately clear lines of authority and responsibility for monitoring compliance with policies, procedures and limits. Proper reporting lines also provide sufficient independence of the control functions from the business areas, as well as adequate segregation of duties throughout the organisation which helps to promote an appropriate internal control environment.

Product development

To ensure effective risk assessment and monitoring, the Group developed a comprehensive product development and management framework and issued the "Product Development and Management Guideline", which clearly defines the roles and responsibilities of all related units, and the proper risk assessment procedures for the product development process.

4. Financial risk management (continued)

Product development (continued)

In accordance with the strategic objectives set by the Management, the respective product management units are responsible for formulating business and product development plans, and ESPD shall ensure the plans are aligned with the Bank's overall strategies. Risk Management Department, Legal and Compliance Department and Finance Department etc. are accountable for risk assessment and review.

Apart from product development, the respective business units shall work closely with relevant risk evaluating departments to identify and assess all the related risks. Based on the consideration of segregation of duties, risk evaluating departments shall conduct independent review on risk management procedures and assessment results. Products can only be launched after the risk management procedures are fulfilled and endorsed by all risk evaluating departments.

4.1 Credit Risk

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group and will cause a financial loss. It arises mainly from lending, trade finance, treasury and inter-bank transactions.

Credit risk management framework

The Group has formulated a comprehensive set of credit risk management policies and procedures, and appropriate credit risk limits to manage and control credit risk that may arise. These policies, procedures and credit risk limits are regularly reviewed to cope with changes in market and business strategies.

The Group's organisation structure establishes a clear set of authority and responsibility for monitoring compliance with policies, procedures and limits.

A Chief Credit Officer ("CCO") has been appointed effective from February 2007. The CCO reports directly to the CRO and is responsible for the management of credit risk and for the formulation of all credit policies and procedures. Various units of the Group have their respective credit risk management responsibilities. Business units act as the first line of defense while risk management units, which are independent from the business units, are responsible for the day-to-day management of credit risks. The Risk Management Department ("RMD") has the primary responsibility for drafting, reviewing and updating credit risk management policies and procedures. The Group's principal banking subsidiaries, Nanyang and Chiyu, have also formulated their own credit risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

The Board of Directors delegates credit approval authority to the CE. The CE can further delegate to the subordinates within his limit authorised by the Board of Directors. The Group sets the limits of credit approval authority according to the transactions' nature, customers'/counterparties' creditworthiness, the level of transaction risk, and the size of the credit exposure.

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Credit risk measurement and control

Loans and advances

Different credit approval and control procedures are adopted according to the level of risk associated with the customer, counterparty or transaction. Corporate and financial institution credit applications are independently reviewed and objectively assessed by risk management units. A small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group identifies credit concentration risk by industry, geography, customer and counterparty risk. The Group monitors changes to counterparties credit risk, quality of the credit portfolio and risk concentrations, and reports regularly to the Group's management.

The Group's internal loan grading system divides loans into 5 categories with reference to HKMA's guidelines. RMD provides regular credit management information reports and ad hoc reports to the Management Committee ("MC"), RC and Board of Directors to facilitate their continuous monitoring on credit risk.

"Pass" represents loans where the borrower is current in meeting its repayment obligations and full repayment of interest and principal is not in doubt.

"Special Mention" represents loans where the borrowers are experiencing difficulties which may threaten the Group's position. Ultimate loss is not expected at this stage but could occur if adverse conditions persist.

"Substandard" represents loans where the borrower displays a definable weakness that is likely to jeopardise repayment.

"Doubtful" represents loans where collection in full is improbable and the Group expects to sustain a loss of principal and/or interest, taking into account the net realisable value of the collateral.

"Loss" represents loans which are considered uncollectible after all collection options (such as the realisation of collateral or the institution of legal proceedings) have been exhausted.

Debt securities and derivatives

For investments on debt securities and securitisation assets, the external credit rating and assessment on credit quality of the underlying assets are used for managing the credit risk involved. Credit limits are established on a customer and security issuer basis. For derivatives, the Group sets customer limits to manage the credit risk involved and follows the same approval and control processes as loans and advances. On-going monitoring and stop-loss procedures are established.

Settlement risk arises from derivatives in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty or customer to cover all settlement risk arising from the Group's market transactions on any single day.

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Collateral held as security and other credit enhancements

The valuation and management of collateral have been documented in the policy covering acceptance criteria, validity of collateral, loan-to-value ratio, haircut ratio, valuation and insurance, etc. The collateral is revalued on a regular basis, though the frequency and the method used varies with the type of collateral involved and the nature and the risk of the underlying credit. The Group has established a mechanism to update the value of its main type of collateral, real properties, with the use of public index on a portfolio basis. Collaterals are insured with the Group as the beneficiary. In the personal sector, the main types of collateral are real properties, cash deposits, securities and investment funds. In the commercial and industrial sector, the main types of collateral are real properties, securities, receivables, cash deposits and machinery.

For loans guaranteed by a third party guarantor, the Group will assess the guarantor's financial condition, credit history and ability to meet obligations.

As at 31 December 2007, the Group did not hold any collateral which it is permitted to sell or re-pledge in the absence of default by the borrower (2006: Nil).

Credit exposures

Maximum exposures to credit risk before collateral held or other credit enhancements are summarised as follows:

	2007 HK$'m	2006 HK$'m
Credit risk exposures relating to on-balance sheet assets are as follows:		
Cash and balances with banks and other financial institutions	**159,065**	105,236
Placements with banks and other financial institutions maturing between 1 and 12 months	**53,154**	56,373
Financial assets at fair value through profit or loss – debt securities	**30,856**	26,402
Derivative financial instruments	**14,477**	7,393
Hong Kong SAR Government certificates of indebtedness	**32,770**	34,750
Advances and other accounts	**420,234**	352,858
Investment in securities		
– debt securities – available-for-sale	**100,073**	100,339
– debt securities – held-to-maturity	**165,428**	165,588
– debt securities – loans and receivables	**31,102**	36,114
Other assets	**20,857**	14,608
Credit risk exposures relating to off-balance sheet items are as follows:		
Letters of guarantee issued	**9,407**	8,778
Loan commitment and other credit related liabilities	**221,896**	179,003
	1,259,319	1,087,442

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances

Gross loans and advances before loan impairment allowances are summarised by product type as follows:

	2007 HK$'m	2006 HK$'m
Advances to customers		
Personal		
– Mortgages	**121,663**	111,870
– Credit cards	**5,641**	4,713
– Others	**14,404**	12,793
Corporate		
– Commercial loans	**247,079**	200,849
– Trade finance	**24,275**	16,865
	413,062	347,090
Trade bills	**5,334**	3,128
Advances to banks and other financial institutions	**3,223**	3,743
Total	**421,619**	353,961

Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is past due and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred and that loss event(s) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If there is objective evidence that an impairment loss on loans has been incurred, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows generated by the financial asset. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the holder of the asset about the loss events.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

- Significant financial difficulty incurred by the borrower;
- A breach of contract, such as a default or delinquency in interest or principal payment;
- For economic or legal reasons related to the borrower's financial difficulty, the Group has granted to the borrower a concession that it would not otherwise consider;
- Probable that the borrower will become bankrupt or undergo other financial reorganisation; or
- Other observable data indicating that there is a measurable decrease in the estimated future cash flows from such loans and advances.

(a) *Advances neither overdue nor impaired*

Advances that were neither overdue nor impaired are analysed by internal credit grades as follows:

	2007			
	Pass HK$'m	Special mention HK$'m	Substandard or below HK$'m	Total HK$'m
Advances to customers				
Personal				
– Mortgages	118,583	229	112	118,924
– Credit cards	5,397	–	–	5,397
– Others	13,737	78	20	13,835
Corporate				
– Commercial loans	243,140	908	349	244,397
– Trade finance	23,052	795	4	23,851
	403,909	2,010	485	406,404
Trade bills	5,255	74	1	5,330
Advances to banks and other financial institutions	3,223	–	–	3,223
Total	412,387	2,084	486	414,957

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(a) Advances neither overdue nor impaired (continued)

	2006			
	Pass HK$'m	Special mention HK$'m	Substandard or below HK$'m	Total HK$'m
Advances to customers				
Personal				
– Mortgages	108,469	219	91	108,779
– Credit cards	4,503	–	–	4,503
– Others	12,057	59	41	12,157
Corporate				
– Commercial loans	195,867	1,862	131	197,860
– Trade finance	15,392	1,101	1	16,494
	336,288	3,241	264	339,793
Trade bills	3,101	23	–	3,124
Advances to banks and other financial institutions	3,743	–	–	3,743
Total	343,132	3,264	264	346,660

The occurrence of loss event(s) may not necessarily result in impairment loss where the loans are fully collateralised. While such loans are of "substandard" or lower grades, they are regarded as not being impaired and have been included in the above table.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue but not impaired*

The gross amount of advances overdue but not impaired is analysed as follows:

	2007				
	Overdue for 3 months or less HK$'m	Overdue for 6 months or less but over 3 months HK$'m	Overdue for 1 year or less but over 6 months HK$'m	Overdue for over 1 year HK$'m	Total HK$'m
Advances to customers					
Personal					
– Mortgages	2,465	77	45	48	2,635
– Credit cards	221	–	–	–	221
– Others	428	3	12	31	474
Corporate					
– Commercial loans	1,997	54	42	203	2,296
– Trade finance	315	7	2	11	335
	5,426	141	101	293	5,961
Trade bills	4	–	–	–	4
Total	5,430	141	101	293	5,965

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue but not impaired (continued)*

	2006				
	Overdue for 3 months or less HK$'m	Overdue for 6 months or less but over 3 months HK$'m	Overdue for 1 year or less but over 6 months HK$'m	Overdue for over 1 year HK$'m	Total HK$'m
Advances to customers					
Personal					
– Mortgages	2,754	77	77	49	2,957
– Credit cards	193	17	–	–	210
– Others	467	9	22	39	537
Corporate					
– Commercial loans	2,056	31	24	337	2,448
– Trade finance	213	2	1	13	229
	5,683	136	124	438	6,381
Trade bills	3	–	–	–	3
Total	5,686	136	124	438	6,384

	2007 HK$'m	2006 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**11,428**	12,461
Covered portion of advances to customers	**4,929**	5,645
Uncovered portion of advances to customers	**1,032**	736

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(c) Impaired advances

Advances individually identified to be impaired are analysed by product type as follows:

	2007	2006
	HK$'m	HK$'m
Advances to customers		
Personal		
– Mortgages	**104**	134
– Credit cards	**23**	–
– Others	**95**	99
Corporate		
– Commercial loans	**386**	541
– Trade finance	**89**	142
	697	916
Trade bills	**–**	1
Total	**697**	917
Loan impairment allowances made in respect of such advances	**403**	546

The loan impairment allowances were made after taking into account the value of collateral in respect of impaired advances.

	2007	2006
	HK$'m	HK$'m
Current market value of collateral held against the covered portion of advances to customers	**559**	614
Covered portion of advances to customers	**410**	470
Uncovered portion of advances to customers	**287**	446

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(c) *Impaired advances (continued)*

Classified or impaired advances to customers are analysed as follows:

	2007 HK$'m	2006 HK$'m
Gross classified or impaired advances to customers	**1,803**	1,988
Gross classified or impaired advances to customers as a percentage of gross advances to customers	**0.44%**	0.57%
Individually assessed loan impairment allowances made in respect of such advances	**381**	546

Classified or impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

(d) *Advances overdue for more than 3 months*

The gross amount of advances overdue for more than 3 months is analysed as follows:

	2007		2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**242**	**0.06%**	318	0.09%
– one year or less but over six months	**163**	**0.04%**	202	0.06%
– over one year	**652**	**0.16%**	838	0.24%
Advances overdue for over three months	**1,057**	**0.26%**	1,358	0.39%
Individually assessed loan impairment allowances made in respect of such advances	**305**		438	

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(d) Advances overdue for more than 3 months (continued)

	2007 HK$'m	2006 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**1,970**	2,175
Covered portion of advances to customers	**847**	987
Uncovered portion of advances to customers	**210**	371

Collateral held against overdue or impaired loans is principally represented by charges over business assets such as commercial and residential premises for corporate loans and mortgages over residential properties for personal loans.

As at 31 December 2007 and 2006, there were no advances to banks and other financial institutions that were overdue for more than three months.

(e) Rescheduled advances

	2007		2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers net of amounts included in advances overdue for more than 3 months	**186**	**0.05%**	216	0.06%

As at 31 December 2007, the total rescheduled advances to customers during the year amounted to HK$88 million (2006: HK$62 million).

As at 31 December 2007 and 2006, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(f) Concentration of advances to customers

(i) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	17,979	33.97%	16	18	3	52
- Property investment	65,963	86.50%	343	961	14	187
- Financial concerns	12,346	6.05%	-	14	-	43
- Stockbrokers	242	12.10%	-	-	-	-
- Wholesale and retail trade	13,572	65.05%	238	382	85	41
- Manufacturing	14,468	58.08%	138	550	37	48
- Transport and transport equipment	21,001	21.11%	3	25	1	60
- Recreational activities	30	93.53%	-	-	-	-
- Information technology	2,009	37.39%	-	2	-	6
- Others	21,046	41.70%	90	584	16	65
Individuals						
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	13,969	99.78%	129	599	8	13
- Loans for purchase of other residential properties	106,583	99.87%	284	2,078	18	81
- Credit card advances	5,761	-	23	245	-	63
- Others	10,708	79.61%	119	314	50	14
Total loans for use in Hong Kong	305,677	73.31%	1,383	5,772	232	673
Trade finance	24,275	40.71%	105	399	73	77
Loans for use outside Hong Kong	83,110	39.76%	315	375	76	254
Gross advances to customers	413,062	64.64%	1,803	6,546	381	1,004

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(i) Sectoral analysis of gross advances to customers (continued)

	2006					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	19,290	19.33%	24	281	4	37
- Property investment	55,943	85.49%	320	1,170	28	110
- Financial concerns	10,721	8.48%	4	24	-	26
- Stockbrokers	65	25.65%	-	-	-	-
- Wholesale and retail trade	13,019	61.87%	248	456	61	26
- Manufacturing	12,417	54.27%	154	402	42	26
- Transport and transport equipment	15,548	17.55%	4	17	2	30
- Recreational activities	33	91.36%	-	-	-	-
- Information technology	1,586	57.12%	-	1	-	3
- Others	20,158	33.13%	148	404	29	41
Individuals						
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,236	99.14%	141	679	20	4
- Loans for purchase of other residential properties	96,953	99.11%	359	2,350	23	29
- Credit card advances	4,806	-	17	210	-	65
- Others	9,515	83.21%	159	435	57	9
Total loans for use in Hong Kong	274,290	71.36%	1,578	6,429	266	406
Trade finance	16,865	40.98%	157	365	98	35
Loans for use outside Hong Kong	55,935	24.30%	253	329	182	116
Gross advances to customers	347,090	62.30%	1,988	7,123	546	557

* Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(i) Sectoral analysis of gross advances to customers (continued)

The amount of new impairment allowances charged to the income statement, and classified or impaired loans written off during the year are shown below:

	2007		2006	
	New impairment allowances HK$'m	Classified or impaired loans written off HK$'m	New impairment allowances HK$'m	Classified or impaired loans written off HK$'m
Loans for use in Hong Kong				
Industrial, commercial and financial				
– Property development	25	-	8	-
– Property investment	99	9	39	288
– Financial concerns	22	-	2	-
– Stockbrokers	-	-	-	-
– Wholesale and retail trade	149	98	90	81
– Manufacturing	58	18	170	207
– Transport and transport equipment	31	-	2	-
– Recreational activities	-	-	-	6
– Information technology	3	-	-	-
– Others	77	5	64	4
Individuals				
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	13	4	24	4
– Loans for purchase of other residential properties	79	1	34	7
– Credit card advances	124	126	138	116
– Others	50	50	106	50
Total loans for use in Hong Kong	730	311	677	763
Trade finance	76	15	99	37
Loans for use outside Hong Kong	149	1	65	48
Gross advances to customers	955	327	841	848

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and overdue advances is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

Gross advances to customers

	2007	2006
	HK$'m	HK$'m
Hong Kong	**351,102**	306,911
Mainland China	**39,050**	22,984
Others	**22,910**	17,195
	413,062	347,090
Collectively assessed loan impairment allowances in respect of the gross advances to customers		
Hong Kong	**827**	480
Mainland China	**124**	54
Others	**53**	23
	1,004	557

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Overdue advances

	2007 HK$'m	2006 HK$'m
Hong Kong	**6,221**	6,815
Mainland China	**278**	230
Others	**47**	78
	6,546	7,123
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**284**	449
Mainland China	**46**	7
Others	**2**	4
	332	460
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**60**	47
Mainland China	**10**	9
	70	56

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Classified or impaired advances

	2007 HK$'m	2006 HK$'m
Hong Kong	**1,572**	1,909
Mainland China	**223**	52
Others	**8**	27
	1,803	1,988
Individually assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**333**	526
Mainland China	**46**	13
Others	**2**	7
	381	546
Collectively assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**19**	15
Mainland China	**6**	8
	25	23

Repossessed assets

During the year, the Group obtained assets by taking possession of collateral held as security. The nature and carrying value of such assets are summarised as follows:

	Carrying value	
	2007 HK$'m	2006 HK$'m
Commercial properties	**10**	45
Residential properties	**43**	140
Others	**–**	1
	53	186

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Repossessed assets (continued)

The estimated market value of repossessed assets held by the Group as at 31 December 2007 amounted to HK$116 million (2006: HK$309 million). They comprise properties in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

When the repossessed assets are not readily convertible into cash, the Group may consider the following alternatives:

- adjusting the selling prices
- selling the loans together with the assets
- arranging loan restructuring

Debt securities

The following table presents an analysis of debt securities neither overdue nor impaired as at 31 December by rating agency designation, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	2007				
	Financial assets at fair value through profit or loss HK$'m	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Aaa	3,294	42,166	47,912	-	93,372
Aa1 to Aa3	12,238	28,588	60,364	-	101,190
A1 to A3	7,370	10,686	16,376	-	34,432
Lower than A3	1,136	1,459	1,313	-	3,908
Unrated	6,818	16,618	35,725	31,102	90,263
	30,856	99,517	161,690	31,102	323,165

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Debt securities (continued)

	2006				
	Financial assets at fair value through profit or loss HK$'m	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Aaa	3,052	49,889	58,924	–	111,865
Aa1 to Aa3	10,554	17,797	64,848	–	93,199
A1 to A3	5,548	12,955	18,685	–	37,188
Lower than A3	414	881	3,422	–	4,717
Unrated	6,834	18,817	19,709	36,114	81,474
	26,402	100,339	165,588	36,114	328,443

For the above debt securities with no issue rating, their issuer ratings are analysed as follows:

	2007				
	Financial assets at fair value through profit or loss HK$'m	**Available-for-sale securities HK$'m**	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
Aaa	**29**	**2,486**	**5,859**	**8,572**	**16,946**
Aa1 to Aa3	**4,234**	**8,166**	**20,467**	**19,365**	**52,232**
A1 to A3	**2,085**	**3,818**	**3,765**	**80**	**9,748**
Lower than A3	**175**	**440**	**50**	**–**	**665**
Unrated	**295**	**1,708**	**5,584**	**3,085**	**10,672**
	6,818	**16,618**	**35,725**	**31,102**	**90,263**

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Debt securities (continued)

	2006				
	Financial assets at fair value through profit or loss HK$'m	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Aaa	10	3,422	1,689	3,494	8,615
Aa1 to Aa3	4,637	10,586	10,498	29,463	55,184
A1 to A3	1,793	3,191	4,974	3,080	13,038
Lower than A3	20	349	464	–	833
Unrated	374	1,269	2,084	77	3,804
	6,834	18,817	19,709	36,114	81,474

The table below represents an analysis of the carrying value of investment in securities by credit rating and credit risk characteristic, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	2007			
	US subprime mortgage related HK$'m	**Alt-A HK$'m**	**Others HK$'m**	**Total HK$'m**
Aaa	**4,118**	**6,567**	**83,687**	**94,372**
Aa1 to Aa3	**–**	**–**	**88,952**	**88,952**
A1 to A3	**–**	**–**	**27,062**	**27,062**
Lower than A3	**–**	**–**	**2,772**	**2,772**
Unrated*	**–**	**–**	**83,445**	**83,445**
	4,118	**6,567**	**285,918**	**296,603**

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Debt securities (continued)

	2006			
	US subprime mortgage related HK$'m	Alt-A HK$'m	Others HK$'m	Total HK$'m
Aaa	15,809	8,124	84,880	108,813
Aa1 to Aa3	–	–	82,645	82,645
A1 to A3	–	–	31,640	31,640
Lower than A3	–	–	4,303	4,303
Unrated*	–	389	74,251	74,640
	15,809	8,513	277,719	302,041

* For the above debt securities with no issue rating, their issuer ratings are analysed on page 138.

The Group defines US subprime mortgage related debt securities as those that are supported by US residential subprime mortgage loans to borrowers. As at 31 December 2007, the Group's exposure to the US subprime mortgage market was limited to investments in the US subprime mortgage related debt securities.

All US subprime mortgage related debt securities held by the Group are classified in "Investment in securities" as available-for-sale or held-to-maturity. As at 31 December 2007, the carrying values of US subprime mortgage related debt securities classified as available-for-sale and held-to-maturity were HK$392 million and HK$3,726 million respectively (2006: HK$7,384 million and HK$8,425 million).

With regard to risk management of the debt securities, the Group analyses important factors of its US mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as different attachment points and timing of cash flows.

The Group's impairment charge on available-for-sale and held-to-maturity debt securities held at 31 December 2007 amounted to HK$190 million and HK$1,682 million respectively (2006: Nil). The carrying values of the available-for-sale and held-to-maturity debt securities considered impaired as at 31 December 2007 were HK$556 million and HK$3,738 million respectively (2006: Nil).

Included in the above were impairment charges on US subprime mortgage related debt securities held at 31 December 2007 amounting to HK$1,253 million (2006: Nil) and the carrying value of these impaired securities as at 31 December 2007 amounted to HK$2,856 million (2006: Nil).

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Debt securities (continued)

The Group's impairment charge on US Alt-A mortgage backed securities held at 31 December 2007 amounted to HK$573 million (2006: Nil). The carrying value of these impaired securities as at 31 December 2007 was HK$1,380 million (2006: Nil).

As at 31 December 2007 and 2006, there were no overdue debt securities.

4.2 Market Risk

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from trading positions taken from customer-related business and proprietary trading in the above-mentioned financial instruments, which are subject to daily marked-to-market valuation. The risk includes potential losses arising from changes in foreign exchange and interest rates as well as equities and commodities prices.

Market risk management framework

Market risk is managed within various major risk limits approved by the RC, including risk positions and/or risk factor sensitivities. Since April 2007 BOCHK also formally applied Value-at-Risk (VAR), limit as a daily risk management tool. These overall risk limits are divided into sub-limits by reference to different risk products, including interest rate, foreign exchange rate, commodity price and equity products. Transactions are classified into different risk product categories according to the prominent type of risk inherent in the transactions.

The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits. Market risk management framework of the Group comprises three levels. The Board of Directors and the Risk Committee are the ultimate decision making authority. Formulation of the risk management procedures and implementation mechanism, and monitoring of the compliance are mainly responsible by senior management (including CE and CRO). RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits and are regularly reported to the senior management. Nanyang and Chiyu have their own independent risk monitoring units to monitor limit compliance on a daily basis.

The Group's control of market risk is based on restricting individual operations to trading within various market risk limits approved by the RC, and a list of permissible instruments authorised by senior management, as well as enforcing rigorous new product approval procedures to ensure all risks arising are thoroughly identified, properly measured and adequately controlled.

The Group also uses the VAR technique to measure potential losses and market risks of its trading book for reporting to the RC and senior management on a periodic basis. VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence.

The Group has changed its VAR calculation from a variance/co-variance basis to historical simulation basis with effect from April 2007. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR. Movements in market prices are calculated by reference to market data from the last two years.

4. Financial risk management (continued)

4.2 Market Risk (continued)

VAR

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m		At 31 December	Minimum for the year	Maximum for the year	Average for the year
VAR for all market risk	– 2007	3.2	1.4	10.4	4.1
	– 2006	1.5	1.3	5.0	2.8
VAR for foreign exchange	– 2007	2.7	1.0	9.4	4.0
risk products	– 2006	1.7	0.7	5.3	2.8
VAR for interest rate risk products	– 2007	1.5	0.5	3.9	1.6
	– 2006	0.7	0.7	3.0	1.6
VAR for equity risk products	– 2007	0.4	0.1	1.1	0.4
	– 2006	0.5	0.1	1.0	0.3
VAR for commodity risk products	– 2007	0.0	0.0	0.4	0.1
	– 2006	0.0	0.0	0.3	0.0

In 2007, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$3.06 million (2006: HK$2.5 million). The standard deviation of these daily trading revenues was HK$3.34 million (2006: HK$1.5 million).

1 Structural FX positions have been excluded

2 Revenues from structural FX positions and back to back transactions have been excluded

Although it is a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

- the use of a one-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. Stress testing program of the trading book includes sensitivity testing on changes in risk factors with various degrees of severity, as well as scenario analysis on historical events including the 1997 Asian Crisis and the 11 September Event in 2001. The Group's stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Currency risk

The tables below summarise the Group's exposure to foreign currency exchange rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,849	49,833	71,731	1,147	160	1,815	3,530	159,065
Placements with banks and other financial institutions maturing between one and twelve months	375	23,854	28,750	-	-	-	175	53,154
Financial assets at fair value through profit or loss	917	8,997	24,286	-	-	-	240	34,440
Derivative financial instruments	-	773	13,703	-	-	-	1	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	32,770	-	-	-	-	32,770
Advances and other accounts	13,335	71,309	323,495	4,202	1,667	1,006	5,220	420,234
Investment in securities								
– Available-for-sale securities	90	62,612	26,697	7,005	28	1,321	6,900	104,653
– Held-to-maturity securities	864	84,686	59,565	2,486	-	1,554	16,273	165,428
– Loans and receivables	-	3,594	26,511	428	-	-	569	31,102
Interests in associates	-	-	83	-	-	-	-	83
Investment properties	-	-	8,058	-	-	-	-	8,058
Properties, plant and equipment	72	1	23,220	-	-	-	-	23,293
Other assets (including deferred tax assets)	69	947	19,361	161	61	145	136	20,860
Total assets	46,571	306,606	658,230	15,429	1,916	5,841	33,044	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,770	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	27,173	19,422	9,090	147	2,141	92	2,534	60,599
Financial liabilities at fair value through profit or loss	-	2,717	8,688	-	-	-	-	11,405
Derivative financial instruments	-	1,257	9,824	-	-	-	11	11,092
Deposits from customers	17,360	166,416	548,223	8,432	2,492	12,284	38,399	793,606
Debt securities in issue at amortised cost	-	667	1,422	-	-	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	574	9,751	26,706	311	31	387	761	38,521
Insurance contract liabilities	-	4,284	18,213	-	-	-	-	22,497
Total liabilities	45,107	204,514	654,936	8,890	4,664	12,763	41,705	972,579
Net on-balance sheet position	1,464	102,092	3,294	6,539	(2,748)	(6,922)	(8,661)	95,058
Off-balance sheet net notional position*	394	(97,215)	89,481	(6,478)	2,436	7,050	8,975	4,643
Contingent liabilities and commitments	4,873	55,183	163,697	4,693	1,017	259	1,581	231,303

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Currency risk (continued)

	2006							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	24,898	29,341	45,941	1,073	680	824	2,479	105,236
Placements with banks and other financial institutions maturing between one and twelve months	283	9,166	46,516	-	-	-	408	56,373
Financial assets at fair value through profit or loss	-	8,598	17,644	1,041	-	-	1,011	28,294
Derivative financial instruments	-	203	7,190	-	-	-	-	7,393
Hong Kong SAR Government certificates of indebtedness	-	-	34,750	-	-	-	-	34,750
Advances and other accounts	4,559	54,737	285,796	2,505	1,678	1,001	2,582	352,858
Investment in securities								
– Available-for-sale securities	-	58,627	29,012	4,200	-	2,118	6,432	100,389
– Held-to-maturity securities	-	98,960	45,780	3,815	-	1,790	15,243	165,588
– Loans and receivables	-	2,556	32,909	-	-	302	347	36,114
Interests in associates	-	-	60	-	-	-	-	60
Investment properties	-	-	7,481	-	-	-	-	7,481
Properties, plant and equipment	69	1	19,670	-	-	-	-	19,740
Other assets (including deferred tax assets)	59	294	13,818	99	122	85	200	14,677
Total assets	29,868	262,483	586,567	12,733	2,480	6,120	28,702	928,953
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	34,750	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	17,198	16,587	12,590	1,112	415	97	1,035	49,034
Financial liabilities at fair value through profit or loss	-	4,329	10,798	-	-	-	-	15,127
Derivative financial instruments	-	450	3,602	-	-	-	-	4,052
Deposits from customers	10,994	143,913	485,066	5,893	3,609	11,968	33,248	694,691
Other accounts and provisions (including current and deferred tax liabilities)	451	8,369	20,497	274	131	92	606	30,420
Insurance contract liabilities	-	2,130	12,109	-	-	-	-	14,239
Total liabilities	28,643	175,778	579,412	7,279	4,155	12,157	34,889	842,313
Net on-balance sheet position	1,225	86,705	7,155	5,454	(1,675)	(6,037)	(6,187)	86,640
Off-balance sheet net notional position	54	(83,503)	77,982	(5,501)	1,817	6,012	6,433	3,294
Contingent liabilities and commitments	2,666	42,196	137,875	2,643	527	117	1,757	187,781

4. Financial risk management (continued)

4.2 Market Risk (continued)

Interest rate risk

BOCHK has formulated an "Interest Rate Risk Management Policy" which sets out the framework and the methodologies to identify, measure, monitor and control interest rate risk.

Both the members of the Asset and Liability Management Committee ("ALCO") and Risk Committee ("RC") are responsible for interest rate risk management. ALCO maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and reports the results to ALCO regularly. The Risk Management Department reviews the policies, guidelines and limits proposed by Treasury Department.

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

- repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

- yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening yield curves, causing adverse effects on net interest income or economic value

- basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

- option risk – exercise of the options embedded in assets, liabilities and OBS inducing a change in the cashflows of assets and liabilities

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk and yield curve risk. As the risk is complicated by having optionality embedded in certain products, the behavioural assumptions are made to reflect more accurately the interest rate risk exposures. The key assumption in gap analysis includes the replacement of contractual maturity of mortgage-backed and asset-backed securities by weighted average life projected from prepayment modelling. This gap analysis provides the Group with a static view of the maturity and repricing characteristics of its interest rate sensitive balance sheet positions.

Based on repricing gap, sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve assuming parallel shifts on both sides. Limits on Earnings at Risk and Economic Value at Risk, which are the risk appetites sanctioned by RC, are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base. The results are reported to ALCO and RC on a monthly basis respectively.

4. Financial risk management (continued)

4.2 Market Risk (continued)

Interest rate risk (continued)

Yield curve risk is also assessed by the impacts on earnings and economic value arising from steepening or flattening of the yield curve.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

In addition, the impact of optionality on non-maturity liabilities and prepayment of mortgage loans are evaluated under different stress scenarios.

The interest rate risk exposures in BOCHK are controlled through the use of limits:

1. Earnings at Risk limit

2. Economic Value at Risk limit

3. Interest Rate Mismatch Gap limits

In addition to adopting limits for interest rate risk control, the Group hedges its interest rate exposures by interest rate derivatives, of which plain vanilla interest rate swaps are used in most cases.

Before launching a new product or business, relevant departments are required to go through a risk assessment process, which include assessment of underlying interest rate risk and consideration of the adequacy of current risk management mechanism. Any material impact on interest rate risk noted during the risk assessment process will be reported to the Chief Financial Officer.

4. Financial risk management (continued)

4.2 Market Risk (continued)

Interest rate risk (continued)

The tables below summarise the Group's exposure to interest rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Derivative financial instruments are principally used to reduce the Group's exposure to interest rate movements. The carrying amounts are presented under the column captioned 'Non-interest bearing'.

	2007						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	152,746	-	-	-	-	6,319	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss	3,562	1,839	2,164	5,894	17,397	3,584	34,440
Derivative financial instruments	-	-	-	-	-	14,477	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	32,770	32,770
Advances and other accounts	328,750	58,396	19,372	9,487	643	3,586	420,234
Investment in securities							
– Available-for-sale securities	11,668	21,320	6,257	19,959	40,869	4,580	104,653
– Held-to-maturity securities	25,562	43,920	18,534	43,022	34,390	-	165,428
– Loans and receivables	7,459	11,444	12,199	-	-	-	31,102
Interests in associates	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	-	-	-	-	-	20,880	20,880
Total assets	529,747	179,149	69,450	78,362	93,299	117,630	1,067,637
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	32,770	32,770
Deposits and balances of banks and other financial institutions	45,728	3,428	6,897	-	-	4,546	60,599
Financial liabilities at fair value through profit or loss	6,600	2,355	1,531	919	-	-	11,405
Derivative financial instruments	-	-	-	-	-	11,092	11,092
Deposits from customers	623,009	98,440	35,157	547	-	36,453	793,606
Debt securities in issue at amortised cost	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	7,624	107	-	128	-	30,662	38,521
Insurance contract liabilities	-	-	-	-	-	22,497	22,497
Total liabilities	682,961	104,330	45,562	1,706	-	138,020	972,579
Interest sensitivity gap	(153,214)	74,819	23,888	76,656	93,299	(20,390)	95,058

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Interest rate risk (continued)

	2006						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	99,157	-	-	-	-	6,079	105,236
Placements with banks and other financial institutions maturing between one and twelve months	-	47,717	8,656	-	-	-	56,373
Financial assets at fair value through profit or loss	4,623	4,729	1,829	3,243	11,977	1,893	28,294
Derivative financial instruments	-	-	-	-	-	7,393	7,393
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	34,750	34,750
Advances and other accounts	303,273	32,873	11,096	2,487	420	2,709	352,858
Investment in securities							
– Available-for-sale securities	5,578	14,102	5,402	27,529	47,728	50	100,389
– Held-to-maturity securities	25,050	38,721	32,265	41,105	28,447	-	165,588
– Loans and receivables	2,429	12,753	20,932	-	-	-	36,114
Interests in associates	-	-	-	-	-	60	60
Investment properties	-	-	-	-	-	7,481	7,481
Properties, plant and equipment	-	-	-	-	-	19,740	19,740
Other assets (including deferred tax assets)	-	-	-	-	-	14,677	14,677
Total assets	440,110	150,895	80,180	74,364	88,572	94,832	928,953
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	34,750	34,750
Deposits and balances of banks and other financial institutions	44,271	955	2,692	-	-	1,116	49,034
Financial liabilities at fair value through profit or loss	6,025	3,603	3,460	2,039	-	-	15,127
Derivative financial instruments	-	-	-	-	-	4,052	4,052
Deposits from customers	565,717	77,894	21,891	996	18	28,175	694,691
Other accounts and provisions (including current and deferred tax liabilities)	6,298	99	-	-	-	24,023	30,420
Insurance contract liabilities	-	-	-	-	-	14,239	14,239
Total liabilities	622,311	82,551	28,043	3,035	18	106,355	842,313
Interest sensitivity gap	(182,201)	68,344	52,137	71,329	88,554	(11,523)	86,640

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Interest rate risk (continued)

Sensitivity analysis to market risk exposure of banking book of the Group

The Group is principally exposed to HKD and USD in terms of interest rate risk. At 31 December 2007, if HKD and USD market interest rates had been 100 basis point higher with other variables held constant, profit after tax for the year would have been reduced by HK$102 million (2006: HK$462 million) because the positive interest sensitivity gaps within one year are shortened compared with 2006. Reserves would have been reduced by HK$1,598 million (2006: HK$1,831 million).

Interest rate exposures in banking book

The following is a summary of possible effects of market interest rates shocks on the Group's interest rate exposure in its banking book. BOC Life and BOC-CC are excluded from the analysis below:

	Impact on positions at 31 December	
Earnings perspective	**2007**	2006
Scenarios	**HK$'m**	HK$'m
Down 100 basis points parallel shift in HK dollar yield curves	**(402)**	(303)
Up 100 basis points parallel shift in US dollar yield curves	**(562)**	(908)

The projections illustrate that stressful changes in market interest rates in response to exceptional but plausible events would have adverse effects both on earnings over the next twelve months and economic value. While the possible effect of interest rates shock on earnings is assessed by changes in net interest income, the possible impact on economic value is measured in terms of expected net future cash flow discounted by projected market rates. To construct stressful scenarios, severe assumptions are made, including a change in the correlation between HK dollar and US dollar interest rates, on the two separate perspectives of earnings and economic value. Simplified assumptions are also made on the projections, such as a parallel movement of interest rates for the banking book positions of all repricing or maturity dates. In the absence of actions that would be taken to mitigate the impact of interest rates shock, all positions are assumed to run to maturity and reprice or mature simultaneously within a given time band.

4. Financial risk management (continued)

4.3 Liquidity Risk

Liquidity risk is the risk that the Group may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses.

Liquidity risk management framework

The liquidity risk management framework of the Group comprises three levels. The Board of Directors and the Risk Committee are the ultimate decision making authority and are responsible for the compliance with regulatory requirements. Formulation of the risk management procedures and implementation mechanism and monitoring of the compliance are mainly the responsibilities of senior management (including Chief Executive, Chief Financial Officer, Chief Risk Officer and the Asset and Liability Management Committee). Daily management of liquidity is carried out by the treasury functions, which is assisted by other functional departments, including the finance and risk management departments which monitor the liquidity risk and provide regular reports to the management and local regulatory bodies.

The liquidity management process is adopted at the Group level. The principal subsidiaries of the Group execute their risk management strategies independently, subject to risk policies that are consistent with those of the Group, and report to the Group's management on a regular basis.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct inter-bank placements.

The Group has developed a robust liquidity risk management mechanism which aims at enabling the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice. The objective is achieved through maintenance of a highly-liquefiable assets portfolio and establishment of a diversified portfolio of liabilities.

Risk management process includes:

- Perform cash-flow projections under normal and stressed scenarios, using the net mismatch gap between assets and liabilities to estimate the prospective net funding requirements;
- Maintain a minimum mismatch ratio to control the size of the cumulative net mismatch positions;
- Maintain strong liquidity ratios to comply with both internal and external regulatory requirements;
- Ensure sound and sufficient funding sources and maintain stable and diversified core deposits;
- Maintain a proper level of highly liquid assets to serve as a liquidity buffer for emergency needs;
- Monitor the structure and stability of the deposit portfolio;
- Assess the ability to borrow from the inter-bank money market and monitor the portfolio of lenders to avoid over-reliance on the money market for funding;
- Maintain a proper contingency plan, which includes setting early warning signals (including internal indicators and market indicators) with timely monitoring procedures and establishing a management reporting system and contingency procedures.

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

Liquidity risk management framework (continued)

The Group has set up three Key Risk Indicators: 1-month liquidity ratio, 1-month mismatch ratio and loan-to-deposit ratio which are used as the major tools in the identification, measurement, monitoring and control of the liquidity risk by setting limits on, assess and monitor the ratios on a regular basis. The Group also utilises cash flow analysis, and monitors deposit stability, concentration of deposits from large depositors and liquidity profile of the investment portfolio.

Before launching a new product or business, relevant departments are required to go through a risk assessment process, which includes assessment of underlying liquidity risk and consideration of the adequacy of the current risk management mechanism. Any material impact on liquidity risk noted during the risk assessment process will be reported to the Chief Financial Officer.

(a) Analysis of undiscounted cash flows by contractual maturities

Non-derivative cash flows

The table below presents the cash flows payable by the Group as at 31 December for non-derivative financial liabilities by remaining contractual maturities.

	2007					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Hong Kong SAR currency notes in circulation	32,770	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	50,290	3,456	6,951	-	-	60,697
Financial liabilities at fair value through profit or loss	2,563	1,966	4,788	1,976	364	11,657
Deposits from customers	659,884	99,025	35,789	585	-	795,283
Debt securities in issue at amortised cost	7	13	2,021	116	-	2,157
Other financial liabilities	29,192	412	450	133	501	30,688
	774,706	104,872	49,999	2,810	865	933,252

	2006					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Hong Kong SAR currency notes in circulation	34,750	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	45,400	961	2,713	-	-	49,074
Financial liabilities at fair value through profit or loss	1,937	1,849	6,159	5,492	377	15,814
Deposits from customers	594,233	78,037	22,633	984	18	695,905
Other financial liabilities	22,706	803	395	525	158	24,587
	699,026	81,650	31,900	7,001	553	820,130

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

(a) Analysis of undiscounted cash flows by contractual maturities (continued)

Derivative cash flows

(i) Derivatives settled on a net basis

The Group's derivatives that will be settled on a net basis include:

- Foreign exchange derivatives: non-deliverable OTC currency options, currency futures, non-deliverable currency forwards;
- Interest rate derivatives: interest rate swaps;
- Equity derivatives: exchange traded equity options; and
- Bullion derivatives: bullion margin contracts.

The table below analyses the Group's derivative financial liabilities as at 31 December that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows of derivatives with net negative fair value.

	2007					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a net basis						
– Foreign exchange derivatives	(7,221)	(12)	456	21	-	(6,756)
– Interest rate derivatives	(1)	(23)	(143)	(309)	(66)	(542)
– Equity derivatives	–	(58)	-	-	-	(58)
– Bullion derivatives	(1,110)	-	–	-	-	(1,110)
	(8,332)	(93)	313	(288)	(66)	(8,466)

	2006					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a net basis						
– Foreign exchange derivatives	(2,515)	(1)	28	1	-	(2,487)
– Interest rate derivatives	(7)	(28)	(96)	(103)	(8)	(242)
– Bullion derivatives	(438)	-	–	-	-	(438)
	(2,960)	(29)	(68)	(102)	(8)	(3,167)

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

(a) Analysis of undiscounted cash flows by contractual maturities (continued)

Derivative cash flows (continued)

(ii) Derivatives settled on a gross basis

The Group's derivatives that will be settled on a gross basis include OTC currency options, currency forwards and cross currency interest rate swaps, OTC equity options, equity linked swaps and bullion swaps.

The table below analyses the Group's derivative financial instruments as at 31 December that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the gross contractual undiscounted cash flows for all derivatives that are settled on a gross basis.

	2007					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a gross basis						
– Foreign exchange derivatives:						
– Outflow	(96,928)	(52,508)	(24,477)	(1,869)	-	(175,782)
– Inflow	96,743	52,301	24,380	1,866	-	175,290
– Interest rate derivatives:						
– Outflow	-	-	-	-	-	-
– Inflow	-	316	-	-	-	316
– Equity derivatives:						
– Outflow	(128)	(70)	(1,002)	(28)	-	(1,228)
– Inflow	221	99	1,002	28	-	1,350
– Bullion derivatives:						
– Outflow	(223)	(427)	(715)	-	-	(1,365)
– Inflow	-	-	-	-	-	-
Total outflow	(97,279)	(53,005)	(26,194)	(1,897)	-	(178,375)
Total inflow	96,964	52,716	25,382	1,894	-	176,956

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

(a) Analysis of undiscounted cash flows by contractual maturities (continued)

Derivative cash flows (continued)

(ii) Derivatives settled on a gross basis (continued)

	2006					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a gross basis						
– Foreign exchange derivatives:						
– Outflow	(140,864)	(43,390)	(10,085)	(85)	-	(194,424)
– Inflow	141,186	43,520	10,082	85	-	194,873
– Equity derivatives:						
– Outflow	(14)	(1)	-	-	-	(15)
– Inflow	12	1	-	-	-	13
– Bullion derivatives:						
– Outflow	(103)	(371)	(638)	-	-	(1,112)
– Inflow	-	-	-	-	-	-
Total outflow	(140,981)	(43,762)	(10,723)	(85)	-	(195,551)
Total inflow	141,198	43,521	10,082	85	-	194,886

Off-balance sheet items

Loan commitments

The contractual amounts of the Group's off-balance sheet financial instruments as at 31 December 2007 that commit it to extend credit to customers and other facilities amounting to HK$193,027 million (2006: HK$158,404 million) are maturing no later than 1 year.

Financial guarantees and other financial facilities

Financial guarantees as at 31 December 2007 amounting to HK$38,276 million (2006: HK$29,377 million) are maturing no later than 1 year.

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

(b) Maturity analysis

Tables below analyse assets and liabilities of the Group as at 31 December into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	40,100	118,965	-	-	-	-	-	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	-	-	-	80	-	-	-	80
– others	-	1,697	779	2,342	1,307	32	-	6,157
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	415	393	2,316	-	3,124
– others	-	36	343	272	5,376	15,468	-	21,495
– equity securities	-	-	-	-	-	-	3,584	3,584
Derivative financial instruments	12,686	228	129	929	459	46	-	14,477
Hong Kong SAR Government certificates of indebtedness	32,770	-	-	-	-	-	-	32,770
Advances and other accounts								
– advances to customers	21,196	16,345	25,968	43,608	173,120	130,067	1,373	411,677
– trade bills	12	2,815	2,227	280	-	-	-	5,334
– advances to banks and other financial institutions	27	-	600	440	2,156	-	-	3,223
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	701	462	2,614	3,689	-	-	7,466
– others	-	5,886	3,776	7,515	30,790	44,084	556	92,607
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,097	1,490	2,426	6,351	624	-	11,988
– others	-	4,278	12,309	17,166	81,918	34,031	3,738	153,440
– debt securities held for loans and receivables	-	7,459	11,444	12,199	-	-	-	31,102
– equity securities	-	-	-	-	-	-	4,580	4,580
Interests in associates	-	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	3,360	16,219	24	174	202	-	901	20,880
Total assets	110,151	175,726	101,781	101,384	305,761	226,668	46,166	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	32,770	-	-	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	28,200	22,074	3,428	6,897	-	-	-	60,599
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	-	1,086	868	-	-	1,954
– others	-	2,554	1,925	3,680	983	309	-	9,451
Derivative financial instruments	8,320	418	355	954	831	214	-	11,092
Deposits from customers	329,544	329,918	98,440	35,157	547	-	-	793,606
Debt securities in issue at amortised cost	-	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	15,446	15,543	1,071	1,660	4,100	-	701	38,521
Insurance contract liabilities	2,054	-	-	535	13,786	6,122	-	22,497
Total liabilities	416,334	370,507	105,219	51,946	21,227	6,645	701	972,579
Net liquidity gap	(306,183)	(194,781)	(3,438)	49,438	284,534	220,023	45,465	95,058

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

(b) Maturity analysis (continued)

	2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,973	74,263	-	-	-	-	-	105,236
Placements with banks and other financial institutions maturing between one and twelve months	-	-	47,717	8,656	-	-	-	56,373
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	-	10	104	227	72	-	-	413
– others	-	1,120	2,322	3,304	3,024	171	-	9,941
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	52	803	1,454	-	2,309
– others	-	211	23	413	2,438	10,654	-	13,739
– equity securities	-	-	-	-	-	-	1,892	1,892
Derivative financial instruments	6,218	537	217	109	274	38	-	7,393
Hong Kong SAR Government certificates of indebtedness	34,750	-	-	-	-	-	-	34,750
Advances and other accounts								
– advances to customers	28,497	8,085	15,471	39,287	136,122	116,931	1,594	345,987
– trade bills	76	1,670	1,030	350	-	-	2	3,128
– advances to banks and other financial institutions	-	-	156	940	2,647	-	-	3,743
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	157	-	2,512	5,479	-	-	8,148
– others	-	1,735	5,643	4,101	30,893	49,819	-	92,191
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,600	1,205	3,176	3,386	-	-	9,367
– others	-	3,759	7,700	35,308	79,067	30,387	-	156,221
– debt securities held for loans and receivables	-	2,429	12,753	20,932	-	-	-	36,114
– equity securities	-	-	-	-	-	-	50	50
Interests in associates	-	-	-	-	-	-	60	60
Investment properties	-	-	-	-	-	-	7,481	7,481
Properties, plant and equipment	-	-	-	-	-	-	19,740	19,740
Other assets (including deferred tax assets)	4,185	9,773	2	247	131	163	176	14,677
Total assets	104,699	105,349	94,343	119,614	264,336	209,617	30,995	928,953
Liabilities								
Hong Kong SAR currency notes in circulation	34,750	-	-	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	20,982	24,405	955	2,692	-	-	-	49,034
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	-	514	1,984	-	-	2,498
– others	-	1,922	1,810	5,443	3,152	302	-	12,629
Derivative financial instruments	2,963	231	86	90	590	92	-	4,052
Deposits from customers	289,650	304,216	77,585	22,272	950	18	-	694,691
Other accounts and provisions (including current and deferred tax liabilities)	13,919	9,615	1,226	1,253	3,963	-	444	30,420
Insurance contract liabilities	-	51	3	4	8,081	5,429	671	14,239
Total liabilities	362,264	340,440	81,665	32,268	18,720	5,841	1,115	842,313
Net liquidity gap	(257,565)	(235,091)	12,678	87,346	245,616	203,776	29,880	86,640

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

(b) Maturity analysis (continued)

The above maturity classifications have been prepared in accordance with relevant provisions under the Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Indefinite". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under the Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

The above analysis in respect of insurance contract liabilities represents the estimated timing of net cash outflows resulting from recognised insurance contract liabilities on the balance sheet as at 31 December.

4.4 Insurance Risk

The Group is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. The Group manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in the Group's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon the Group's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

4. Financial risk management (continued)

4.5 Capital Management

The major objective of the Group's capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the required rate of return on capital.

The Group has developed and maintained a sound framework of policies and controls on capital management to support the development of the Group's business and to meet the statutory capital adequacy ratio. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

For the implementation of Basel II in 2007, the Group has adopted the standardised approach under Pillar one to calculate the capital charge on credit risk, market risk and operational risk in compliance with the Banking (Capital) Rules. This new regulatory capital framework aligns regulatory capital requirements more closely with the inherent risks.

In 2007, the Group has established an Internal Capital Adequacy Assessment Process (ICAAP). Through this process, each material risk from the Group's main activities is assessed by pre-defined assessment models, and a comprehensive judgment of the overall risk profile is decided subsequently by taking into account the Group's governance culture. Finally, the minimum CAR is derived through the procedures to relate the Group's overall risk profile to its capital adequacy. The minimum CAR aims to cover the various material risks undertaken by the Group. The Group considers this ICAAP process as an on-going process for capital management and periodically reviews its capital structure and adjusts the capital structure in relation to the overall risk profile.

In addition, the annual capital plans of the Group are drawn up and discussed by the ALCO and submitted to the board for approval. The plan is built up by assessing the impacts by various factors upon CAR such as the business strategies, return on equity, risk appetite, credit rating, as well as regulatory requirements, and based on this study to derive our future capital demand and the way to obtain the capital sources. The plan is to ensure the Group's capital adequacy and achieve optimal capital structure in order to align with our business development and risk profile.

(a) Capital adequacy ratio

	2007	2006
Capital adequacy ratio	**13.08%**	13.99%
Core capital ratio	**12.23%**	13.39%

The capital ratios as at 31 December 2007 are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. The comparatives as at 31 December 2006 are computed in accordance with the Third Schedule of the Banking Ordinance. They are not restated on the ground that different approaches are used to calculate the Group's capital requirements for the years ended 31 December 2007 and 2006.

The differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 220.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(b) Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 31 December and reported to the HKMA is analysed as follows:

	2007 HK$'m	2006 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**22,611**	20,281
Profit and loss account	**207**	3,970
Minority interests	**1,284**	1,164
	67,145	68,458
Deductions from core capital	**(483)**	–
Core capital	**66,662**	68,458
Supplementary capital:		
Reserves on revaluation of holdings of available-for-sale securities	**18**	(115)
Reserves on revaluation of holdings of securities designated at fair value through profit or loss	**9**	(3)
Collective loan impairment allowances	**1,004**	557
Regulatory reserve	**4,130**	3,621
	5,161	4,060
Deductions from supplementary capital	**(483)**	–
Supplementary capital	**4,678**	4,060
Deductions from total capital base	**–**	(971)
Total capital base after deductions	**71,340**	71,547

The comparatives are not restated on the ground that different approaches are used to calculate the Group's regulatory capital for the years ended 31 December 2007 and 2006.

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 220. Investment costs in such subsidiaries are deducted from the capital base.

4. Financial risk management (continued)

4.5 *Capital Management (continued)*

(c) Capital charge for credit, market and operational risks

The capital adequacy ratios shown above are calculated on the consolidation basis for regulatory purposes in accordance with the Banking (Capital) Rules. The table below summaries the capital requirements and capital charge calculated by applying 8% on the risk-weighted amounts, computed on the same consolidation basis for credit, market, and operational risks. As different approaches are used to calculate the capital requirements since adoption of the Banking (Capital) Rules in 2007, presentation of the comparative quantitative information is exempted.

	2007 HK$'m
Credit risk	40,878
Market risk	640
Operational risk	3,131
	44,649

(i) Capital requirements for credit risk

	2007					
	Total exposures	Exposures after CRM*		Risk-weighted amount		Capital requirement**
		Rated	Unrated	Rated	Unrated	
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
On-balance sheet exposures						
Sovereign	46,140	47,096	-	603	-	48
Public sector entity	6,091	22,366	-	4,473	-	358
Multilateral development bank	1,396	1,396	-	-	-	-
Bank	357,628	349,758	12,481	90,907	4,856	7,661
Securities firm	34	-	13	-	6	1
Corporate	297,638	77,134	208,248	34,861	208,248	19,449
Cash items	37,446	-	37,446	-	-	-
Regulatory retail	29,867	-	28,232	-	21,174	1,694
Residential mortgage loans	137,562	-	121,271	-	48,718	3,897
Other exposures which are not past due	37,667	-	36,892	-	36,891	2,951
Past due exposures	1,080	71	1,009	14	1,095	89
Total for on-balance sheet exposures	952,549	497,821	445,592	130,858	320,988	36,148
Off-balance sheet exposures						
Off-balance sheet exposures other than OTC derivative transactions or credit derivative contracts	54,841	8,046	46,795	4,864	42,494	3,789
OTC derivative transactions	3,717	2,565	1,152	643	1,101	139
Total for off-balance sheet exposures	58,558	10,611	47,947	5,507	43,595	3,928
Total for non-securitisation exposures	1,011,107	508,432	493,539	136,365	364,583	40,076
Securitisation exposures	50,110	50,110	-	10,022	-	802
	1,061,217	558,542	493,539	146,387	364,583	40,878
Deducted from capital base	-					

* Recognised credit risk mitigation satisfying the requirements and conditions set out in the Banking (Capital) Rules

** For disclosure purposes, capital requirement is calculated by applying 8% on the risk-weighted amount, which may differ from the Group's actual regulatory capital

The Group used STC approach for calculation of credit risk.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(i) Capital requirements for credit risk (continued)

The ECAIs recognised by the Group includes Standard & Poor's, Moody's and Fitch. The Group adopted external rating based approach to determine the risk weight of the following classes of exposures, including those of securitisation exposures:

- Sovereign
- Public sector entity
- Multilateral development bank
- Bank
- Securities firm
- Corporate

The process the Group used to map ECAI issuer ratings to exposures booked in the banking book is a process prescribed in Part 4 of the Banking (Capital) Rules.

Counterparty credit risk exposures

Counterparty credit risk in trading book is subject to the same risk management framework as in banking book. The Group established credit limit through formal credit approval procedures to control the pre-settlement credit risk arising from derivatives transactions and settlement limit to control the settlement risk arising from foreign exchange-related transactions in both the trading book and banking book. The Group monitors the risk exposure due to fluctuations in the market value by determining the current exposure value of the transactions.

As the Group has not implemented capital allocation policy, there is no internal capital assigned for counterparty credit exposures.

The Group's policy for securing and managing collateral is applicable in managing counterparty credit risk. Besides, we established prudent eligibility criteria and haircut policy of debt securities secured as collateral for repo-style transactions.

The Group formulated policy for classification of credit assets according to the probability of default of individual counterparty and the period of overdue. If there is objective evidence that an impairment loss has been incurred, impairment allowance will be provided according to regulatory and HK accounting requirements.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(i) Capital requirements for credit risk (continued)

Counterparty credit risk exposures (continued)

The following table summarises the Group's exposures to counterparty credit risk arising from OTC derivative transactions:

	2007 HK$'m
Gross total positive fair value	**1,239**
Credit equivalent amount	**3,717**
Less: recognised collateral	**-**
Net credit equivalent amount	**3,717**
Net credit equivalent amount analysed by type of issuer:	
Sovereign	**8**
Bank	**2,654**
Corporate	**1,006**
Others	**49**
	3,717
Risk weighted amount analysed by type of issuer:	
Sovereign	**8**
Bank	**685**
Corporate	**1,002**
Others	**49**
	1,744
Notional amount of recognised credit derivative contracts which provide credit protection	**-**

There is no effect of bilateral netting agreement on the credit equivalent amounts of the derivative transactions.

There are no outstanding repo-style transactions or credit derivative contracts as at 31 December 2007.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(i) Capital requirements for credit risk (continued)

Credit risk mitigation

For those collaterals recognised under capital management, the Group has well-defined policies and procedures for collateral valuation and management which is compliant with the operational requirements for recognised collateral for credit risk mitigation stated in the Banking (Capital) Rules.

The main types of recognised collaterals include cash deposit, gold bullion, debt securities, equities and funds for non past-due exposures. In addition, real property collateral is also recognised for past due exposures. Those collaterals taken by the Group are compliant with the comprehensive approach in its treatment of recognised collateral for credit risk mitigation in capital calculation as mentioned in the Banking (Capital) Rules.

According to the Banking (Capital) Rules, the recognised guarantees for credit risk mitigation under STC approach includes the guarantee given by sovereign, public sector entity, multilateral development bank, bank, securities firm with a lower risk weights than the counterparty; or corporate with external credit rating A- or above.

The concentration risk management for collaterals is embedded in the collateral management policy, including stress testing. Under Pillar two, we have adopted a scorecard methodology to assess our credit concentration risk and consider whether add-on capital charge is needed to cover this risk.

Up to the date of report, the Group has not used any recognised credit derivative contracts, on- or off-balance sheet recognised netting for credit risk mitigation yet.

Exposures, other than those arising from OTC derivative transactions and repo-style transactions, covered by recognised credit risk mitigation are analysed as follows:

	2007	
	Covered by recognised collateral HK$'m	**Covered by recognised guarantees HK$'m**
On-balance sheet exposures		
Securities firm	**21**	**–**
Corporate	**6,593**	**16,950**
Regulatory retail	**1,590**	**45**
Residential mortgage loans	**157**	**16,134**
Other exposures which are not past due	**775**	**–**
Past due exposures	**862**	**74**
Off-balance sheet exposures	**9,069**	**8,612**
	19,067	**41,815**

Asset securitisation

The Group has not acted as an originating institution in respect of securitisation transactions during the year.

4. Financial risk management (continued)

4.5 *Capital Management (continued)*

(c) Capital charge for credit, market and operational risks (continued)

(ii) Capital charge for market risk

	2007 HK$'m
Interest rate exposures	450
Equity exposures	56
Foreign exchange exposures	132
Commodity exposures	2
	640

The Group used STM approach for calculation of market risk.

The Group's positions covered by STM approach are as follows:

	2007	
	Long HK$'m	Short HK$'m
Interest rate exposures	208,062	207,180
Equity exposures	333	303
Foreign exchange exposures (Net)	1,458	–
Commodities exposures	11	20
	209,864	207,503

Equity exposures in banking book

Equity holdings in other entities are accounted for in accordance with the underlying intentions of holdings, at the outset of the acquisition of the respective equity exposures. Bookings for the equity holdings taken for relationship and strategic reasons will be separated from the bookings for equity holdings taken for other reasons (including the reason of capital appreciation).

Gains or losses related to equity exposures are summarised below:

	2007 HK$'m	2006 HK$'m
Realised gains from sales or liquidations	1	7
Unrealised gains on revaluation recognised in reserves but not through profit or loss	27	–
Unrealised gains included in supplementary capital	18	–

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(iii) Capital charge for operational risk

	2007 HK$'m
Capital charge for operational risk	3,131

The Group used STO approach for calculation of operational risk.

4.6 Fair values of financial assets and liabilities

Fair value estimates are made at a specific point in time based on relevant market information and information about various financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instrument as far as practicable.

Balances with banks and other financial institutions and Trade bills

The maturities of these financial assets and liabilities are within one year and the carrying value approximates fair value.

Advances to customers, banks and other financial institutions

Substantially all the advances to customers, banks and other financial institutions are on floating rate terms, bear interest at prevailing market interest rates and their carrying value approximates fair value.

Held-to-maturity securities

Fair value for held-to-maturity securities is based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics. Their carrying value approximates fair value.

Loans and receivables, Certificates of deposit issued and Debt securities in issue

A discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity and their carrying value approximates fair value.

Deposits from customers

Substantially all the deposits from customers mature within one year from balance sheet date and their carrying value approximates fair value.

5. Net interest income

	2007 HK$'m	2006 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**8,311**	6,915
Advances to customers	**20,803**	18,871
Listed investments	**2,593**	2,463
Unlisted investments	**13,698**	11,449
Others	**651**	573
	46,056	40,271
Interest expense		
Due to banks, customers and other financial institutions	**(25,787)**	(23,256)
Debt securities in issue	**(103)**	(112)
Others	**(771)**	(1,068)
	(26,661)	(24,436)
Net interest income	**19,395**	15,835

Included within interest income is HK$47 million (2006: HK$88 million) of interest with respect to income recognised on advances classified as impaired for the year ended 31 December 2007. Interest accrued on impaired investment in securities amounted to HK$1 million (2006: Nil).

Included within interest income and interest expense are HK$44,791 million (2006: HK$39,167 million) and HK$25,907 million (2006: HK$23,644 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

6. Net fees and commission income

	2007 HK$'m	2006 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**3,560**	1,383
– Bonds	**211**	105
Credit cards	**1,027**	807
Asset management	**683**	317
Bills commissions	**588**	537
Payment services	**464**	418
Loan commissions	**347**	273
Insurance	**153**	142
Trust services	**153**	118
Guarantees	**32**	44
Others		
– currency exchange	**184**	117
– safe deposit box	**182**	181
– RMB business	**137**	77
– information search	**42**	39
– correspondent banking	**37**	31
– low deposit balance accounts	**33**	42
– BOC cards	**28**	29
– postage and telegrams	**27**	28
– agency services	**20**	14
– dormant accounts	**20**	24
– sundries	**249**	259
	8,177	4,985
Fees and commission expenses	**(1,903)**	(1,268)
Net fees and commission income	**6,274**	3,717
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**403**	328
– Fees and commission expenses	**(58)**	(119)
	345	209
– trust and other fiduciary activities		
– Fees and commission income	**254**	183
– Fees and commission expenses	**(6)**	(4)
	248	179

7. Net trading income

	2007 HK$'m	2006 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**800**	1,113
– interest rate instruments	**30**	304
– equity instruments	**181**	72
– commodities	**2**	78
	1,013	1,567

Comparatives for the year ended 31 December 2006 have been reclassified as a result of excluding gains and losses related to financial instruments at fair value through profit or loss other than those held for trading, which are shown as net gain on financial instruments designated at fair value through profit or loss on the consolidated income statement on page 91.

8. Net loss on investments in securities

	2007 HK$'m	2006 HK$'m
Net loss from disposal of available-for-sale securities	**(55)**	(7)
Net gain from redemption of held-to-maturity securities	**2**	2
	(53)	(5)

9. Net insurance premium income

	2007 HK$'m	2006 HK$'m
Gross earned premiums	**8,435**	6,203
Less: Gross written premiums ceded to reinsurers	**(9)**	(8)
Net insurance premium income	**8,426**	6,195

10. Other operating income

	2007 HK$'m	2006 HK$'m
Dividend income from investments in securities		
– unlisted investments	**15**	21
Gross rental income from investment properties	**254**	213
Less: Outgoings in respect of investment properties	**(52)**	(56)
Others	**554**	156
	771	334

Included in the "Outgoings in respect of investment properties" is HK$3 million (2006: HK$9 million) of direct operating expenses related to investment properties that were not let during the year.

11. Net insurance benefits and claims

	2007 HK$'m	2006 HK$'m
Claims, benefits and surrenders paid	**1,360**	400
Movement in liabilities	**8,084**	6,256
Gross claims, benefits and surrenders paid and movement in liabilities	**9,444**	6,656
Less: Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(4)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**9,440**	6,655

12. Net (charge)/reversal of impairment allowances

	2007 HK$'m	2006 HK$'m
Advances to customers		
Individually assessed		
– new allowances	**(330)**	(647)
– releases	**299**	313
– recoveries	**1,311**	2,053
Net reversal of individually assessed loan impairment allowances (Note 27)	**1,280**	1,719
Collectively assessed		
– new allowances	**(625)**	(194)
– releases	**–**	203
– recoveries	**30**	62
Net (charge)/reversal of collectively assessed loan impairment allowances (Note 27)	**(595)**	71
Net reversal of loan impairment allowances	**685**	1,790
Available-for-sale securities		
Net charge of impairment losses on available-for-sale securities		
– Individually assessed	**(289)**	–
Held-to-maturity securities		
Net charge of impairment allowances on held-to-maturity securities		
– Individually assessed (Note 28)	**(1,844)**	–
Properties, plant and equipment		
Reversal of impairment losses on premises (Note 32)	**–**	8
Impairment losses on other fixed assets (Note 32)	**–**	(4)
	–	4
Net (charge)/reversal of impairment allowances	**(1,448)**	1,794

13. Operating expenses

	2007 HK$'m	2006 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**4,341**	3,714
– termination benefit	**14**	15
– pension cost	**301**	275
	4,656	4,004
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**347**	308
– information technology	**378**	344
– others	**233**	216
	958	868
Depreciation (Note 32)	**787**	671
Auditors' remuneration		
– audit services	**32**	29
– non-audit services	**5**	8
Other operating expenses	**1,335**	978
	7,773	6,558

14. Net gain from disposal of/fair value adjustments on investment properties

	2007 HK$'m	2006 HK$'m
Net gain on disposal of investment properties	**8**	31
Net gain on fair value adjustments on investment properties (Note 31)	**1,056**	574
	1,064	605

15. Net gain/(loss) from disposal/revaluation of properties, plant and equipment

	2007 HK$'m	2006 HK$'m
Net gain on disposal of premises	**23**	9
Net loss on disposal of other fixed assets	**(16)**	(24)
Net gain/(loss) on revaluation of premises (Note 32)	**19**	(1)
	26	(16)

16. Taxation

Taxation in the income statement represents:

	2007 HK$'m	2006 HK$'m
Hong Kong profits tax		
– current year taxation	**2,985**	2,632
– (over)/under-provision in prior years	**(29)**	3
Deferred tax charge (Note 39)	**252**	152
Hong Kong profits tax	**3,208**	2,787
Overseas taxation	**101**	68
	3,309	2,855

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2007 HK$'m	2006 HK$'m
Profit before taxation	**19,126**	17,139
Calculated at a taxation rate of 17.5% (2006: 17.5%)	**3,347**	2,999
Effect of different taxation rates in other countries	**5**	(10)
Income not subject to taxation	**(121)**	(223)
Expenses not deductible for taxation purposes	**107**	92
Tax losses not recognised	**1**	1
Utilisation of previously unrecognised tax losses	**(1)**	(7)
(Over)/Under-provision in prior years	**(29)**	3
Taxation charge	**3,309**	2,855
Effective tax rate	**17.3%**	16.7%

17. Profit attributable to equity holders of the Company

The profit of the Company for the year ended 31 December 2007 attributable to equity holders of the Company and dealt with in the financial statements of the Company amounted to HK$14,441 million (2006: HK$9,371 million).

18. Dividends

	2007		2006	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend paid	**0.428**	**4,525**	0.401	4,240
Proposed final dividend	**0.487**	**5,149**	0.447	4,726
	0.915	**9,674**	0.848	8,966

At a meeting held on 23 August 2007, the Board declared an interim dividend of HK$0.428 per ordinary share for the first half of 2007 amounting to approximately HK$4,525 million.

At a meeting held on 25 March 2008, the Board proposed to declare a final dividend of HK$0.487 per ordinary share for the year ended 31 December 2007 amounting to approximately HK$5,149 million. This declared final dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

19. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2007 of approximately HK$15,446 million (2006: HK$14,007 million) and on the ordinary shares in issue of 10,572,780,266 shares (2006: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2007 (2006: Nil).

20. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2007 amounted to approximately HK$261 million (2006: approximately HK$240 million), after a deduction of forfeited contributions of approximately HK$15 million (2006: approximately HK$19 million). For the MPF Scheme, the Group contributed approximately HK$28 million (2006: approximately HK$21 million) for the year ended 31 December 2007.

21. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the year 2007 (2006: Nil).

(b) *Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 31 December 2007 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2007	**8,459,100**	**3,980,450**	**1,446,000**	**13,885,550**	**8.5**
Transfer	**(1,446,000)**	**-**	**1,446,000**	**-**	**8.5**
Less: Share options exercised during the year	**(361,500)**	**(1,727,350)**	**(1,446,000)**	**(3,534,850)**	**8.5**
At 31 December 2007	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
Exercisable at 31 December 2007	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
At 1 January 2006	8,459,100	8,302,650	1,446,000	18,207,750	8.5
Less: Share options exercised during the year	-	(4,278,700)	-	(4,278,700)	8.5
Less: Share options lapsed during the year	-	(43,500)	-	(43,500)	8.5
At 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Exercisable at 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5

* Represented share options held by ex-directors of the Group

21. Share option schemes (continued)

(b) *Pre-Listing Share Option Scheme (continued)*

Share options were exercised on a regular basis throughout the year, the weighted average share price during the year was HK$19.38 (2006: HK$16.50).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

22. Directors' and senior management's emoluments

(a) *Directors' emoluments*

Details of the emoluments paid to or receivable by the directors of the Company in respect of their services rendered for the Company and managing the subsidiaries within the Group during the year are as follows:

For the year 2007	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Contributions to pension schemes HK$'000	Bonus HK$'000	Total HK$'000
Executive Directors					
He Guangbei	100	5,326	–	3,000	8,426
Lee Raymond Wing Hung	259	3,044	112	1,339	4,754
Gao Yingxin	100	2,278	–	1,120	3,498
	459	10,648	112	5,459	16,678
Non-executive Directors					
Xiao Gang	–	–	–	–	–
Sun Changji	300	–	–	–	300
Hua Qingshan	137	–	–	–	137
Li Zaohang	250	–	–	–	250
Zhou Zaiqun	300	–	–	–	300
Zhang Yanling	250	–	–	–	250
Fung Victor Kwok King*	300	–	–	–	300
Koh Beng Seng*	350	–	–	–	350
Shan Weijian*	350	–	–	–	350
Tung Chee Chen*	300	–	–	–	300
Tung Savio Wai-Hok*	350	–	–	–	350
Yang Linda Tsao*	400	–	–	–	400
	3,287	–	–	–	3,287
	3,746	10,648	112	5,459	19,965

22. Directors' and senior management's emoluments (continued)

(a) Directors' emoluments (continued)

For the year 2006	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Bonus HK$'000	Total HK$'000
Executive Director				
He Guangbei	300	4,658	1,818	6,776
Non-executive Directors				
Xiao Gang	222	–	–	222
Sun Changji	300	–	–	300
Hua Qingshan	300	–	–	300
Li Zaohang	250	–	–	250
Zhou Zaiqun	300	–	–	300
Zhang Yanling	250	–	–	250
Fung Victor Kwok King*	300	–	–	300
Koh Beng Seng*	272	–	–	272
Shan Weijian*	350	–	–	350
Tung Chee Chen*	300	–	–	300
Tung Savio Wai-Hok*	350	–	–	350
Yang Linda Tsao*	400	–	–	400
	3,894	4,658	1,818	10,370

Note

* Independent Non-executive Directors

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme as set out in Note 21(b). Full details of the scheme are stated in Note 21. During the year, certain options were exercised, but no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the income statement.

For the year ended 31 December 2007, one of the directors waived emoluments of HK$200,000 (2006: Nil).

22. Directors' and senior management's emoluments (continued)

(b) Five highest paid individuals

For the year ended 31 December 2007, one of the five highest paid individuals in the Group was appointed as an executive director, and together with the existing director, there are 2 (2006: 1) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 3 (2006: 4) individuals during the year are as follows:

	2007 **HK$'m**	2006 HK$'m
Basic salaries and allowances	**11**	13
Discretionary bonuses	**4**	6
Contributions to pension schemes	**1**	1
Amount paid as an inducement to join the Group	**4**	–
	20	**20**

Emoluments of individuals were within the following bands:

	Number of individuals	
	2007	2006
HK$3,500,001 – HK$4,000,000	–	1
HK$4,000,001 – HK$4,500,000	–	1
HK$5,500,001 – HK$6,000,000	**1**	1
HK$6,000,001 – HK$6,500,000	–	1
HK$6,500,001 – HK$7,000,000	**1**	–
HK$7,500,001 – HK$8,000,000	**1**	–

23. Cash and balances with banks and other financial institutions

	2007 **HK$'m**	2006 HK$'m
Cash	**3,334**	2,981
Balances with central banks	**30,627**	23,745
Balances with banks and other financial institutions	**6,139**	4,247
Placements with banks and other financial institutions maturing within one month	**118,965**	74,263
	159,065	105,236

24. Financial assets at fair value through profit or loss

	Trading securities		Financial assets designated at fair value through profit or loss		Total	
	2007 HK$'m	2006 HK$'m	**2007 HK$'m**	2006 HK$'m	**2007 HK$'m**	2006 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**190**	262	**895**	908	**1,085**	1,170
– Listed outside Hong Kong	**537**	3,683	**2,687**	2,185	**3,224**	5,868
	727	3,945	**3,582**	3,093	**4,309**	7,038
– Unlisted	**5,510**	6,409	**21,037**	12,955	**26,547**	19,364
	6,237	10,354	**24,619**	16,048	**30,856**	26,402
Equity securities						
– Listed in Hong Kong	**327**	19	**349**	262	**676**	281
– Unlisted	**94**	42	**2,814**	1,569	**2,908**	1,611
	421	61	**3,163**	1,831	**3,584**	1,892
Total	**6,658**	10,415	**27,782**	17,879	**34,440**	28,294

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	2007 HK$'m	2006 HK$'m
Sovereigns	**4,197**	4,073
Public sector entities	**1,333**	1,958
Banks and other financial institutions	**24,820**	20,020
Corporate entities	**4,090**	2,243
	34,440	28,294

Financial assets at fair value through profit or loss are analysed as follows:

	2007 HK$'m	2006 HK$'m
Treasury bills	**3,517**	3,616
Certificates of deposit held	**3,204**	2,722
Other financial assets at fair value through profit or loss	**27,719**	21,956
	34,440	28,294

25. Derivative financial instruments and hedge accounting

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

25. Derivative financial instruments and hedge accounting (continued)

(a) *Derivative financial instruments*

The Group trades derivative products (both exchange-traded or OTC) mainly for customer business. The Group strictly follows risk management policies in providing derivative products to our customers and in trading of derivative products in the interbank market.

Derivatives are also used to manage the interest rate risk of the banking book. A derivative instrument must be included in the approved product list before any transactions for that instrument can be made. There are limits to control the notional amount of exposure arising from derivative transactions, and the maximum tenor of the deal and management alert limit (MAL) in profit and loss is set. Every derivative transaction must be input into the relevant system for settlement, mark to market revaluation, reporting and control.

The following tables summarise the contract/notional amounts of each significant type of derivative financial instrument as at 31 December:

	2007			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting* HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	258,556	–	1,495	260,051
Swaps	156,554	–	–	156,554
Foreign currency option contracts				
– Options purchased	5,607	–	–	5,607
– Options written	5,875	–	–	5,875
	426,592	–	1,495	428,087
Interest rate contracts				
Futures	226	–	–	226
Swaps	36,714	6,708	3,253	46,675
Interest rate option contracts				
– Swaptions written	780	–	–	780
– Bond options written	780	–	–	780
	38,500	6,708	3,253	48,461
Bullion contracts	12,950	–	–	12,950
Equity contracts	5,378	–	–	5,378
Other contracts	172	–	–	172
Total	483,592	6,708	4,748	495,048

* Derivative transactions which do not qualify as hedges for accounting purposes but are managed in conjunction with the financial instruments designated at fair value through profit or loss are separately disclosed in compliance with the requirements set out in the Banking (Disclosure) Rules.

25. Derivative financial instruments and hedge accounting (continued)

(a) Derivative financial instruments (continued)

	2006			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	147,240	–	–	147,240
Swaps	171,471	–	–	171,471
Foreign currency option contracts				
– Options purchased	1,479	–	–	1,479
– Options written	3,102	–	–	3,102
	323,292	–	–	323,292
Interest rate contracts				
Futures	89	–	–	89
Swaps	28,319	467	4,240	33,026
Interest rate option contracts				
– Swaptions written	31	–	–	31
– Bond options written	311	–	–	311
	28,750	467	4,240	33,457
Bullion contracts	7,330	–	–	7,330
Equity contracts	954	–	–	954
Other contracts	201	–	–	201
Total	360,527	467	4,240	365,234

25. Derivative financial instruments and hedge accounting (continued)

(a) *Derivative financial instruments (continued)*

The following tables summarise the fair values of each class of derivative financial instrument as at 31 December:

	2007							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	12,588	-	-	12,588	(7,822)	-	(10)	(7,832)
Swaps	269	-	-	269	(634)	-	-	(634)
Foreign currency option contracts								
- Options purchased	48	-	-	48	-	-	-	-
- Options written	-	-	-	-	(51)	-	-	(51)
	12,905	-	-	12,905	(8,507)	-	(10)	(8,517)
Interest rate contracts								
Swaps	492	10	23	525	(885)	(124)	(90)	(1,099)
Interest rate option contracts								
- Swaptions written	-	-	-	-	(17)	-	-	(17)
- Bond options written	-	-	-	-	(23)	-	-	(23)
	492	10	23	525	(925)	(124)	(90)	(1,139)
Bullion contracts	774	-	-	774	(1,110)	-	-	(1,110)
Equity contracts	273	-	-	273	(326)	-	-	(326)
Total	14,444	10	23	14,477	(10,868)	(124)	(100)	(11,092)

	2006							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	6,033	-	-	6,033	(2,529)	-	-	(2,529)
Swaps	775	-	-	775	(302)	-	-	(302)
Foreign currency option contracts								
- Options purchased	8	-	-	8	-	-	-	-
- Options written	-	-	-	-	(12)	-	-	(12)
	6,816	-	-	6,816	(2,843)	-	-	(2,843)
Interest rate contracts								
Swaps	313	7	34	354	(632)	(4)	(130)	(766)
Interest rate option contracts								
- Bond options written	-	-	-	-	(3)	-	-	(3)
	313	7	34	354	(635)	(4)	(130)	(769)
Bullion contracts	219	-	-	219	(438)	-	-	(438)
Equity contracts	4	-	-	4	(2)	-	-	(2)
Total	7,352	7	34	7,393	(3,918)	(4)	(130)	(4,052)

25. Derivative financial instruments and hedge accounting (continued)

(a) Derivative financial instruments (continued)

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	2007 HK$'m	2006 HK$'m
Exchange rate contracts		
Forwards	**1,017**	23
Swaps	**492**	494
Foreign currency option contracts		
– Options purchased	**19**	8
Interest rate contracts		
Swaps	**104**	47
Bullion contracts	**63**	19
Equity contracts	**49**	16
	1,744	607

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. The comparative figures are computed in accordance with the Third Schedule of the Banking Ordinance. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 52% (2006: 61%) of the Group's transactions in derivative contracts are conducted with other financial institutions.

(b) Hedge accounting

The Group designated all derivatives held for hedging as fair value hedges.

The Group uses interest rate swaps to hedge against change in fair value of financial assets arising from movements in market rates.

Gains or losses on fair value hedges for the year are as follows:

	2007 HK$'m	2006 HK$'m
Net gain/(loss) on		
– hedging instruments	**(125)**	8
– hedged items	**114**	(9)
	(11)	(1)

26. Advances and other accounts

	2007 HK$'m	2006 HK$'m
Personal loans and advances	**141,708**	129,376
Corporate loans and advances	**271,354**	217,714
Advances to customers	**413,062**	347,090
Loan impairment allowances		
– Individually assessed	**(381)**	(546)
– Collectively assessed	**(1,004)**	(557)
	411,677	345,987
Trade bills	**5,334**	3,128
Advances to banks and other financial institutions	**3,223**	3,743
Total	**420,234**	352,858

As at 31 December 2007, advances to customers included accrued interest on gross advances of HK$1,454 million (2006: HK$1,236 million).

27. Loan impairment allowances

	2007		
	Individual assessment		
	Personal HK$'m	Corporate HK$'m	Total HK$'m
At 1 January 2007	117	429	546
Credited to income statement (Note 12)	(52)	(1,228)	(1,280)
Loans written off during the year as uncollectible	(27)	(145)	(172)
Recoveries	50	1,261	1,311
Unwind of discount on allowance	(6)	(18)	(24)
At 31 December 2007	82	299	381

27. Loan impairment allowances (continued)

	2007		
	Collective assessment		
	Personal HK$'m	**Corporate HK$'m**	**Total HK$'m**
At 1 January 2007	**107**	**450**	**557**
Charged to income statement (Note 12)	**197**	**398**	**595**
Loans written off during the year as uncollectible	**(155)**	**–**	**(155)**
Recoveries	**30**	**–**	**30**
Unwind of discount on allowance	**(6)**	**(17)**	**(23)**
At 31 December 2007	**173**	**831**	**1,004**

	2006		
	Individual assessment		
	Personal HK$'m	Corporate HK$'m	Total HK$'m
At 1 January 2006	37	946	983
Charged/(Credited) to income statement (Note 12)	63	(1,782)	(1,719)
Loans written off during the year as uncollectible	(36)	(670)	(706)
Recoveries	56	1,997	2,053
Unwind of discount on allowance	(3)	(62)	(65)
At 31 December 2006	117	429	546

	2006		
	Collective assessment		
	Personal HK$'m	Corporate HK$'m	Total HK$'m
At 1 January 2006	233	498	731
Credited to income statement (Note 12)	(27)	(44)	(71)
Loans written off during the year as uncollectible	(142)	–	(142)
Recoveries	47	15	62
Unwind of discount on allowance	(4)	(19)	(23)
At 31 December 2006	107	450	557

28. Investment in securities

	2007 HK$'m	2006 HK$'m
The Group		
(a) Available-for-sale securities		
Debt securities		
– Listed in Hong Kong	**3,659**	4,800
– Listed outside Hong Kong	**18,455**	13,023
	22,114	17,823
– Unlisted	**77,959**	82,516
	100,073	100,339
Equity securities		
– Listed in Hong Kong	**4,135**	–
– Unlisted	**445**	50
	4,580	50
	104,653	100,389
(b) Held-to-maturity securities		
Listed, at amortised cost		
– in Hong Kong	**4,107**	3,935
– outside Hong Kong	**21,078**	24,629
	25,185	28,564
Unlisted, at amortised cost	**141,925**	137,024
	167,110	165,588
Impairment allowances	**(1,682)**	–
	165,428	165,588
(c) Loans and receivables		
Unlisted, at amortised cost	**31,102**	36,114
Total	**301,183**	302,091
Market value of listed held-to-maturity securities	**24,776**	28,029

28. Investment in securities (continued)

	2007 HK$'m	2006 HK$'m
The Company		
Available-for-sale securities		
Equity securities		
– Listed in Hong Kong	**4,135**	–

Investment in securities is analysed by type of issuer as follows:

	2007			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
The Group				
Sovereigns	**13,402**	**1,814**	**–**	**15,216**
Public sector entities	**9,673**	**20,530**	**–**	**30,203**
Banks and other financial institutions	**47,989**	**108,547**	**31,102**	**187,638**
Corporate entities	**33,589**	**34,537**	**–**	**68,126**
	104,653	**165,428**	**31,102**	**301,183**

	2006			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
The Group				
Sovereigns	13,180	1,768	–	14,948
Public sector entities	6,933	21,166	–	28,099
Banks and other financial institutions	34,873	102,823	36,114	173,810
Corporate entities	45,403	39,831	–	85,234
	100,389	165,588	36,114	302,091

As at 31 December 2007, all of the available-for-sale securities held by the Company are issued by banks and other financial institutions (2006: Nil).

28. Investment in securities (continued)

The movements in investment in securities are summarised as follows:

	2007		
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**
The Group			
At 1 January 2007	**100,389**	**165,588**	**36,114**
Additions	**107,581**	**93,912**	**59,147**
Disposals, redemptions and maturity	**(104,590)**	**(94,989)**	**(65,713)**
Amortisation	**378**	**225**	**1,472**
Change in fair value	**(654)**	**-**	**-**
Impairment losses	**-**	**(1,844)**	**-**
Exchange differences	**1,549**	**2,536**	**82**
At 31 December 2007	**104,653**	**165,428**	**31,102**

	2006		
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m
The Group			
At 1 January 2006	52,243	178,521	13,080
Additions	107,789	55,135	80,872
Disposals, redemptions and maturity	(61,732)	(69,847)	(59,046)
Amortisation	855	(40)	1,109
Change in fair value	90	–	–
Exchange differences	1,144	1,819	99
At 31 December 2006	100,389	165,588	36,114

28. Investment in securities (continued)

	Available-for-sale securities	
	2007	2006
	HK$'m	HK$'m
The Company		
At 1 January	**–**	–
Additions	**3,986**	–
Change in fair value	**149**	–
At 31 December	**4,135**	–

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		Held-to-maturity securities	
	2007	2006	**2007**	2006
	HK$'m	HK$'m	**HK$'m**	HK$'m
The Group				
Treasury bills	**9,396**	7,566	**200**	100
Certificates of deposit held	**7,466**	8,148	**11,988**	9,367
Others	**87,791**	84,675	**153,240**	156,121
	104,653	100,389	**165,428**	165,588

The movements in impairment allowances on held-to-maturity securities are summarised as follows:

	2007	2006
	HK$'m	HK$'m
The Group		
At 1 January	**–**	–
Debited to income statement (Note 12)	**1,844**	–
Disposals	**(162)**	–
At 31 December	**1,682**	–

29. Investment in subsidiaries

	2007 HK$'m	2006 HK$'m
Unlisted shares, at cost	**53,764**	53,764

The particulars of all direct and indirect subsidiaries of the Company are set out in the Appendix of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2007:

Name	Country of incorporation & place of operation	Particulars of issued share capital	Interest held	Principal activities
Bank of China (Hong Kong) Limited	Hong Kong	43,042,840,858 ordinary shares of HK$1 each	*100%	Banking business
BOC Group Life Assurance Company Limited	Hong Kong	86,800,000 ordinary shares of HK$10 each	*51%	Life insurance business
Nanyang Commercial Bank, Limited	Hong Kong	6,000,000 ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong	3,000,000 ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong	4,800,000 ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong	250,000 ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

30. Interests in associates

	2007 HK$'m	2006 HK$'m
At 1 January	**60**	61
Investment cost addition	**24**	–
Share of result	**4**	6
Share of tax	**(1)**	(1)
Dividends received	**(3)**	(4)
Dissolution of an associate	**(1)**	–
Disposal of an associate	**–**	(2)
At 31 December	**83**	60

The Group's interests in its associates, all of which are unlisted, are as follows:

Name	**CJM Insurance Brokers Limited**		**Joint Electronic Teller Services Limited**		**BOC Services Company Limited**	
Place of incorporation	**2007** and 2006 **Hong Kong**		**2007** and 2006 **Hong Kong**		**2007 PRC**	
Particulars of issued share capital/ registered capital	**6,000,000 ordinary shares of HK$1 each**		**100,238 ordinary shares of HK$100 each**		**Registered capital RMB50,000,000**	
Principal activities	**Insurance broker**		**Operation of a private inter-bank message switching network in respect of ATM services**		**Credit card back-end service support**	
	2007 HK$'000	2006 HK$'000	**2007 HK$'000**	2006 HK$'000	**2007 HK$'000**	2006 HK$'000
Assets	**64,331**	66,807	**354,104**	350,912	**53,677**	–
Liabilities	**51,815**	52,772	**77,593**	75,615	**–**	–
Revenues	**10,330**	11,214	**70,033**	70,921	**–**	–
Profit after taxation	**1,481**	2,866	**33,649**	32,586	**–**	–
	2007	2006	**2007**	2006	**2007**	2006
Interest held	**33.33%**	33.33%	**19.96%**	19.96%	**45.00%**	–

Trilease International Limited completed winding up procedures on 7 April 2007.

BOC Services Company Limited was established in Beijing in November 2007.

31. Investment properties

	2007 HK$'m	2006 HK$'m
At 1 January	**7,481**	7,626
Disposals	**(200)**	(529)
Fair value gains (Note 14)	**1,056**	574
Reclassification to properties, plant and equipment (Note 32)	**(279)**	(190)
At 31 December	**8,058**	7,481

As at 31 December 2007, investment properties are included in the consolidated balance sheet at valuation carried out at 31 December 2007 on the basis of their fair value by an independent firm of chartered surveyors, Savills Valuation and Professional Services Limited.

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2007 HK$'m	2006 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**7,251**	6,687
On medium-term lease (10 – 50 years)	**528**	545
On short-term lease (less than 10 years)	**48**	40
Held outside Hong Kong		
On long-term lease (over 50 years)	**3**	4
On medium-term lease (10 – 50 years)	**224**	201
On short-term lease (less than 10 years)	**4**	4
	8,058	7,481

32. Properties, plant and equipment

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2007	**17,906**	**–**	**1,834**	**19,740**
Additions	**–**	**–**	**1,147**	**1,147**
Disposals	**(16)**	**–**	**(17)**	**(33)**
Revaluation	**2,946**	**–**	**–**	**2,946**
Depreciation for the year (Note 13)	**(332)**	**–**	**(455)**	**(787)**
Reclassification from investment properties (Note 31)	**279**	**–**	**–**	**279**
Exchange adjustments	**–**	**–**	**1**	**1**
Net book value at 31 December 2007	**20,783**	**–**	**2,510**	**23,293**
At 31 December 2007				
Cost or valuation	**20,783**	**–**	**5,642**	**26,425**
Accumulated depreciation and impairment	**–**	**–**	**(3,132)**	**(3,132)**
Net book value at 31 December 2007	**20,783**	**–**	**2,510**	**23,293**
Net book value at 1 January 2006	16,989	11	1,491	18,491
Additions	–	–	736	736
Disposals	(186)	(7)	(25)	(218)
Revaluation	1,208	–	–	1,208
Depreciation for the year (Note 13)	(303)	–	(368)	(671)
Reclassification from investment properties (Note 31)	190	–	–	190
Reversal of/(provision for) impairment losses (Note 12)	8	(4)	–	4
Net book value at 31 December 2006	17,906	–	1,834	19,740
At 31 December 2006				
Cost or valuation	17,906	–	4,658	22,564
Accumulated depreciation and impairment	–	–	(2,824)	(2,824)
Net book value at 31 December 2006	17,906	–	1,834	19,740
The analysis of cost or valuation of the above assets is as follows:				
At 31 December 2007				
At cost	**–**	**–**	**5,642**	**5,642**
At valuation	**20,783**	**–**	**–**	**20,783**
	20,783	**–**	**5,642**	**26,425**
At 31 December 2006				
At cost	–	–	4,658	4,658
At valuation	17,906	–	–	17,906
	17,906	–	4,658	22,564

32. Properties, plant and equipment (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2007 HK$'m	2006 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**12,955**	11,224
On medium-term lease (10 – 50 years)	**7,584**	6,452
Held outside Hong Kong		
On long-term lease (over 50 years)	**57**	54
On medium-term lease (10 – 50 years)	**170**	160
On short-term lease (less than 10 years)	**17**	16
	20,783	17,906

As at 31 December 2007, premises are included in the consolidated balance sheet at valuation carried out at 31 December 2007 on the basis of their fair value by an independent firm of chartered surveyors, Savills Valuation and Professional Services Limited.

As a result of the above-mentioned revaluations, changes in value of the Group's premises were recognised in the Group's premises revaluation reserve, the income statement and minority interests respectively as follows:

	2007 HK$'m	2006 HK$'m
Increase in valuation credited to premises revaluation reserve	**2,910**	1,209
Increase/(decrease) in valuation credited to income statement (Note 15)	**19**	(1)
Increase in valuation credited to minority interests	**17**	–
	2,946	1,208

As at 31 December 2007, the net book value of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses was HK$6,072 million (2006: HK$5,750 million).

33. Other assets

	2007 HK$'m	2006 HK$'m
Repossessed assets	**76**	201
Precious metals	**1,741**	1,534
Accounts receivable and prepayments	**19,040**	12,873
	20,857	14,608

34. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

35. Financial liabilities at fair value through profit or loss

	2007 HK$'m	2006 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 38)	**3,492**	3,544
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 36)	**5,959**	9,085
– Certificates of deposit issued	**1,954**	2,498
	7,913	11,583
	11,405	15,127

The amount of change in their fair values, during the year and cumulatively, attributable to changes in credit risk is insignificant. The carrying amount of financial liabilities designated at fair value through profit or loss as at 31 December 2007 is less than the amount that the Group would be contractually required to pay at maturity to the holder by HK$44 million (2006: HK$96 million).

36. Deposits from customers

	2007 HK$'m	2006 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**793,606**	694,691
Structured deposits reported as financial liabilities at fair value through profit or loss (Note 35)	**5,959**	9,085
	799,565	703,776
Analysed by:		
Demand deposits and current accounts		
– corporate customers	**32,645**	24,624
– individual customers	**7,854**	6,355
	40,499	30,979
Savings deposits		
– corporate customers	**76,668**	67,806
– individual customers	**209,985**	188,847
	286,653	256,653
Time, call and notice deposits		
– corporate customers	**172,342**	114,039
– individual customers	**300,071**	302,105
	472,413	416,144
	799,565	703,776

37. Other accounts and provisions

	2007 HK$'m	2006 HK$'m
Other accounts payable	**33,335**	25,895
Provisions	**9**	6
	33,344	25,901

38. Assets pledged as security

As at 31 December 2007, liabilities of the Group amounting to HK$3,492 million (2006: HK$3,544 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$3,836 million (2006: HK$3,564 million) included in "Trading securities" and "Available-for-sale securities".

39. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income Taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

2007

	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	**401**	**3,155**	**(71)**	**(89)**	**(74)**	**3,322**
Charged/(credited) to income statement (Note 16)	**132**	**143**	**56**	**(80)**	**1**	**252**
Charged/(credited) to equity and minority interests	**–**	**479**	**–**	**–**	**(109)**	**370**
At 31 December 2007	**533**	**3,777**	**(15)**	**(169)**	**(182)**	**3,944**

2006

	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2006	357	2,941	(72)	(127)	(112)	2,987
Charged to income statement (Note 16)	44	49	1	38	20	152
Charged to equity	–	165	–	–	18	183
At 31 December 2006	401	3,155	(71)	(89)	(74)	3,322

39. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2007 HK$'m	2006 HK$'m
Deferred tax assets	(23)	(69)
Deferred tax liabilities	3,967	3,391
	3,944	3,322

	2007 HK$'m	2006 HK$'m
Deferred tax assets to be recovered after more than twelve months	(23)	(69)
Deferred tax liabilities to be settled after more than twelve months	4,115	3,434
	4,092	3,365

The deferred tax charged/(credited) to equity during the year is as follows:

	2007 HK$'m	2006 HK$'m
Fair value reserves in shareholders' equity:		
– premises	476	165
– available-for-sale securities	(109)	18
– minority interests	3	–
	370	183

40. Insurance contract liabilities

	2007 HK$'m	2006 HK$'m
Gross and net		
At 1 January	14,239	7,968
Benefits paid	(881)	(235)
Claims incurred and movement in liabilities	9,139	6,506
At 31 December	22,497	14,239

41. Share capital

	2007 HK$'m	2006 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5 each	**52,864**	52,864

42. Reserves

The Group's and the Company's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity and statement of changes in equity respectively on pages 94 to 96 of the financial statements.

43. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow before taxation

	2007 HK$'m	2006 HK$'m
Operating profit	**18,033**	16,545
Depreciation	**787**	671
Net charge/(reversal) of impairment allowances	**1,448**	(1,794)
Unwind of discount on impairment	**(47)**	(88)
Advances written off net of recoveries	**1,014**	1,267
Change in cash and balances with banks and other financial institutions with original maturity over three months	**(27,873)**	11,878
Change in placements with banks and other financial institutions with original maturity over three months	**(2,613)**	(12,977)
Change in financial assets at fair value through profit or loss	**(5,297)**	(7,771)
Change in derivative financial instruments	**(44)**	(2,350)
Change in advances and other accounts	**(67,658)**	(13,844)
Change in investment in securities	**1,053**	(54,358)
Change in other assets	**(6,317)**	(6,844)
Change in deposits and balances of banks and other financial institutions	**11,565**	8,379
Change in financial liabilities at fair value through profit or loss	**(3,722)**	3,374
Change in deposits from customers	**98,915**	62,033
Change in certificates of deposit issued at amortised cost	**–**	(136)
Change in debt securities in issue at amortised cost	**2,089**	–
Change in other accounts and provisions	**7,443**	10,549
Change in insurance contract liabilities	**8,258**	6,271
Exchange difference	**13**	4
Operating cash inflow before taxation	**37,047**	20,809
Cash flows from operating activities included:		
– Interest received	**44,927**	39,585
– Interest paid	**27,023**	23,660
– Dividend received	**15**	21

43. Notes to consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	2007 HK$'m	2006 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**126,019**	100,063
Placements with banks and other financial institutions with original maturity within three months	**13,939**	19,771
Treasury bills with original maturity within three months	**10,244**	6,782
Certificates of deposit held with original maturity within three months	**1,868**	1,641
	152,070	128,257

44. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	2007 HK$'m	2006 HK$'m
Direct credit substitutes	**2,120**	1,285
Transaction-related contingencies	**7,075**	7,150
Trade-related contingencies	**29,081**	20,942
Commitments that are unconditionally cancellable without prior notice	**50,034**	–
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	**–**	113,059
– up to one year	**84,804**	–
– over one year	**58,189**	45,345
	231,303	187,781
Credit risk weighted amount	**47,356**	30,076

The calculation basis of credit risk weighted amount has been set out in Note 25 to the financial statements. The 2006 comparative figures are computed in accordance with the Third Schedule of the Banking Ordinance.

45. Capital commitments

The Group has the following outstanding capital commitments not provided for in the financial statements:

	2007 HK$'m	2006 HK$'m
Authorised and contracted for but not provided for	**165**	162
Authorised but not contracted for	**1**	5
	166	167

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

46. Operating lease commitments

(a) *The Group as lessee*

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	2007 HK$'m	2006 HK$'m
Land and buildings		
– not later than one year	**321**	280
– later than one year but not later than five years	**297**	273
– later than five years	**–**	1
	618	554
Computer equipment		
– not later than one year	**–**	1

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

46. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	2007 HK$'m	2006 HK$'m
Land and buildings		
– not later than one year	**251**	216
– later than one year but not later than five years	**215**	219
	466	435

The Group leases its investment properties (Note 31) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases includes contingent rentals.

47. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

48. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Information about four business segments is provided in segmental reporting. They are Personal Banking, Corporate Banking, Treasury and Insurance.

Both Personal Banking and Corporate Banking segments provide general banking services. Personal Banking serves individual customers while Corporate Banking deals with non individual customers. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

48. Segmental reporting (continued)

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

	2007							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(8,552)	5,067	22,015	788	77	19,395	-	19,395
– inter-segment	16,696	672	(16,146)	-	(1,222)	-	-	-
	8,144	5,739	5,869	788	(1,145)	19,395	-	19,395
Net fees and commission income/(expenses)	4,983	1,778	47	(307)	(116)	6,385	(111)	6,274
Net trading income	538	151	236	-	87	1,012	1	1,013
Net (loss)/gain on financial instruments designated at fair value through profit or loss	-	-	(25)	893	-	868	-	868
Net loss on investments in securities	-	-	(53)	-	-	(53)	-	(53)
Net insurance premium income	-	-	-	8,429	-	8,429	(3)	8,426
Other operating income	410	1	1	15	1,688	2,115	(1,344)	771
Total operating income	14,075	7,669	6,075	9,818	514	38,151	(1,457)	36,694
Net insurance benefits and claims	-	-	-	(9,440)	-	(9,440)	-	(9,440)
Net operating income before impairment allowances	14,075	7,669	6,075	378	514	28,711	(1,457)	27,254
Net (charge)/reversal of impairment allowances	(112)	797	(2,133)	-	-	(1,448)	-	(1,448)
Net operating income	13,963	8,466	3,942	378	514	27,263	(1,457)	25,806
Operating expenses	(5,829)	(1,940)	(627)	(117)	(717)	(9,230)	1,457	(7,773)
Operating profit/(loss)	8,134	6,526	3,315	261	(203)	18,033	-	18,033
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	1,064	1,064	-	1,064
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	(5)	-	-	-	31	26	-	26
Share of profits less losses of associates	-	-	-	-	3	3	-	3
Profit before taxation	8,129	6,526	3,315	261	895	19,126	-	19,126
Assets								
Segment assets	162,634	281,680	566,661	24,545	37,567	1,073,087	(5,771)	1,067,316
Interests in associates	-	-	-	-	83	83	-	83
Unallocated corporate assets	-	-	-	-	238	238	-	238
	162,634	281,680	566,661	24,545	37,888	1,073,408	(5,771)	1,067,637
Liabilities								
Segment liabilities	545,397	284,353	116,095	23,182	2,539	971,566	(5,771)	965,795
Unallocated corporate liabilities	-	-	-	-	6,784	6,784	-	6,784
	545,397	284,353	116,095	23,182	9,323	978,350	(5,771)	972,579
Other information								
Additions of properties, plant and equipment	14	8	-	2	1,123	1,147	-	1,147
Depreciation	234	90	56	2	405	787	-	787
Amortisation of securities	-	-	2,075	-	-	2,075	-	2,075

48. Segmental reporting (continued)

	2006							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(8,386)	4,797	18,870	473	81	15,835	-	15,835
– inter-segment	15,389	212	(14,464)	-	(1,137)	-	-	-
	7,003	5,009	4,406	473	(1,056)	15,835	-	15,835
Net fees and commission income/(expenses)	2,413	1,530	(5)	(206)	44	3,776	(59)	3,717
Net trading income	588	120	858	-	-	1,566	1	1,567
Net (loss)/gain on financial instruments designated at fair value through profit or loss	-	-	(99)	420	-	321	-	321
Net (loss)/gain on investments in securities	-	-	(11)	-	6	(5)	-	(5)
Net insurance premium income	-	-	-	6,198	-	6,198	(3)	6,195
Other operating income	48	37	-	9	1,416	1,510	(1,176)	334
Total operating income	10,052	6,696	5,149	6,894	410	29,201	(1,237)	27,964
Net insurance benefits and claims	-	-	-	(6,655)	-	(6,655)	-	(6,655)
Net operating income before impairment allowances	10,052	6,696	5,149	239	410	22,546	(1,237)	21,309
Net (charge)/reversal of impairment allowances	(37)	1,827	-	-	4	1,794	-	1,794
Net operating income	10,015	8,523	5,149	239	414	24,340	(1,237)	23,103
Operating expenses	(4,853)	(1,653)	(521)	(65)	(703)	(7,795)	1,237	(6,558)
Operating profit/(loss)	5,162	6,870	4,628	174	(289)	16,545	-	16,545
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	605	605	-	605
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	(18)	(3)	(2)	-	7	(16)	-	(16)
Share of profits less losses of associates	-	-	-	-	5	5	-	5
Profit before taxation	5,144	6,867	4,626	174	328	17,139	-	17,139
Assets								
Segment assets	144,828	227,527	517,200	15,804	26,889	932,248	(3,576)	928,672
Interests in associates	-	-	-	-	60	60	-	60
Unallocated corporate assets	-	-	-	-	221	221	-	221
	144,828	227,527	517,200	15,804	27,170	932,529	(3,576)	928,953
Liabilities								
Segment liabilities	516,848	209,363	98,532	14,649	173	839,565	(3,576)	835,989
Unallocated corporate liabilities	-	-	-	-	6,324	6,324	-	6,324
	516,848	209,363	98,532	14,649	6,497	845,889	(3,576)	842,313
Other information								
Additions of properties, plant and equipment	-	-	-	-	736	736	-	736
Depreciation	178	78	46	1	368	671	-	671
Amortisation of securities	-	-	1,924	-	-	1,924	-	1,924

49. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

	2007	2006
	HK$'m	HK$'m
Aggregate amount of relevant loans outstanding at year end	**622**	184
Maximum aggregate amount of relevant loans outstanding during the year	**839**	347

50. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

The Group provides loans and credit facilities to related parties in the normal course of business. Such transactions are conducted with terms that are no more favourable than those contracted with third party customers of the Group.

Transactions with related parties, which the Group entered into during the year are summarised as follows:

(a) Advances to third parties guaranteed by BOC group companies

As at 31 December 2007, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$3,693 million (2006: HK$2,522 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

		2007		
	Notes	**Immediate and intermediate holding companies HK$'m**	**Associates HK$'m**	**Other related parties[1] HK$'m**
Income statement items:				
Interest income	(i)	**596**	**–**	**25**
Interest expense	(ii)	**(442)**	**(3)**	**(332)**
(Insurance premium paid)/ insurance commission received (net)	(iii)	**–**	**(2)**	**28**
Administrative services fees received/receivable	(iv)	**33**	**–**	**43**
Rental fees received/receivable	(iv)	**–**	**–**	**29**
Credit card commission paid/ payable (net)	(v)	**(96)**	**–**	**(3)**
Securities brokerage commission paid/payable (net)	(v)	**–**	**–**	**(496)**
Rental, property management and letting agency fees paid/payable	(v)	**–**	**–**	**(82)**
Funds selling commission received	(vi)	**–**	**–**	**224**
Correspondent banking fee received	(vii)	**14**	**–**	**–**
Loans services fees received		**–**	**–**	**2**
Net trading gains/(losses)		**11**	**–**	**(96)**

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		2006		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	602	–	19
Interest expense	(ii)	(679)	(4)	(234)
(Insurance premium paid)/ insurance commission received (net)	(iii)	–	(2)	31
Administrative services fees received/receivable	(iv)	33	–	21
Rental fees received/receivable	(iv)	–	–	17
Credit card commission paid/ payable (net)	(v)	(82)	–	(2)
Securities brokerage commission paid/payable (net)	(v)	–	–	(177)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(79)
Funds selling commission received	(vi)	–	–	54
Correspondent banking fee received	(vii)	10	–	–
Loans services fees received		–	–	9
Net trading gains/(losses)		68	–	(174)

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties¹ HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	22,854	–	30
Placements with banks and other financial institutions maturing between one and twelve months	(i)	8,917	–	–
Financial assets at fair value through profit or loss		438	–	2,097
Derivative financial instruments assets	(viii)	30	–	3
Advances and other accounts	(i)	21	–	–
Investment in securities		347	–	–
Other assets	(ix)	64	–	5,154
Deposits and balances of banks and other financial institutions	(ii)	15,478	–	680
Deposits from customers	(ii)	74	85	7,158
Derivative financial instruments liabilities	(viii)	14	–	23
Other accounts and provisions	(ix)	100	–	5,538
Off-balance sheet items:				
Contingent liabilities and commitments	(x)	2,248	–	3,722

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		2006		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	8,027	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	5,272	–	102
Financial assets at fair value through profit or loss		1	–	1,706
Derivative financial instruments assets	(viii)	15	–	–
Advances and other accounts	(i)	64	–	–
Other assets	(ix)	54	–	4,163
Deposits and balances of banks and other financial institutions	(ii)	20,722	–	1,390
Deposits from customers	(ii)	157	77	6,417
Derivative financial instruments liabilities	(viii)	13	–	–
Other accounts and provisions	(ix)	88	–	3,853
Off-balance sheet items:				
Contingent liabilities and commitments	(x)	2,836	–	722

[1] Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC group companies at the relevant market rates at the time of the transactions.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC group companies. The Group also pays rental fees to BOC group companies. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes: (continued)

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC group companies. As at 31 December 2007 the aggregate notional amount of such derivative transactions amounted to HK$13,219 million (2006: HK$15,918 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$33 million (2006: HK$15 million) and HK$37 million (2006: HK$13 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC group companies. The amounts mainly represent the account receivables from and payables to a subsidiary of BOC in relation to dealing in securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(x) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms.

(c) Key management personnel

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and senior management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior years, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the year ended 31 December 2007 and 31 December 2006 is detailed as follows:

	2007 **HK$'m**	2006 HK$'m
Salaries and other short-term employee benefits	**43**	34
Post-employment benefits	**1**	1
	44	35

50. Significant related party transactions (continued)

(d) Transactions with Ministry of Finance and The People's Bank of China

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the year end, and the related income and expenses for the year are as follows:

	2007		2006	
	Interest income/ (expense) HK$'m	**Outstanding balance at end of the year HK$'m**	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m
Advances to customers/banks and other financial institutions	**8**	**120**	10	164
Treasury bonds	**62**	**1,600**	87	1,578
Due from banks and other financial institutions	**262**	**29,405**	226	23,693
Due to banks and other financial institutions	**(1)**	**1**	–	–

(e) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the year ended 31 December 2007 (2006: Nil).

50. Significant related party transactions (continued)

(e) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the year end, and the related income and expenses for the year are as follows:

	2007		2006	
	Interest income/ (expense) HK$'m	**Outstanding balance at end of the year HK$'m**	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m
Advances to customers/banks and other financial institutions	**–**	**23**	–	29
Investment in securities	**89**	**2,433**	66	1,270
Financial assets at fair value through profit or loss	**–**	**9**	–	25
Due from banks and other financial institutions	**85**	**1,443**	35	854
Due to banks and other financial institutions	**(21)**	**2,417**	(1)	77

(f) Transactions with other state-controlled entities

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

50. Significant related party transactions (continued)

(f) Transactions with other state-controlled entities (continued)

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the year and therefore are not disclosed.

Details of other transactions and balances with state-controlled entities conducted in the ordinary course of business are set forth below:

(i) Financial assets/financial liabilities

	2007		2006	
	Interest income/ (expense) HK$'m	**Outstanding balance at end of the year HK$'m**	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m
Advances to customers/ banks and other financial institutions (Gross)	**1,899**	**39,828**	1,697	32,248
Individually assessed loan impairment allowances	**–**	**28**	–	88
Investment in securities	**323**	**7,158**	349	7,640
Financial assets at fair value through profit or loss	**31**	**1,219**	14	377
Due from banks and other financial institutions	**452**	**6,970**	270	4,746
Due to banks and other financial institutions	**(286)**	**18,667**	(195)	10,949
Deposits from customers	**(1,163)**	**29,927**	(1,406)	26,613

(ii) Contingent liabilities and commitments (including guarantees)

	2007 HK$'m	2006 HK$'m
Contingent liabilities and commitments (including guarantees)	**36,145**	26,273

(iii) Outstanding derivative transactions (notional amount)

	2007 HK$'m	2006 HK$'m
Outstanding derivative transactions (notional amount)	**1,686**	618

51. Liquidity ratio

	2007	2006
Average liquidity ratio	**50.92%**	50.46%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

52. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the basis of delta-weighted positions of all foreign exchange options contracts.

	2007							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Pound Sterling**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**327,003**	**2,019**	**15,739**	**27,376**	**6,028**	**44,929**	**7,364**	**430,458**
Spot liabilities	**(224,622)**	**(4,764)**	**(9,215)**	**(24,055)**	**(12,951)**	**(44,055)**	**(19,615)**	**(339,277)**
Forward purchases	**159,983**	**22,718**	**25,775**	**22,051**	**25,907**	**26,760**	**43,162**	**326,356**
Forward sales	**(257,677)**	**(20,215)**	**(32,238)**	**(25,426)**	**(18,858)**	**(26,322)**	**(30,823)**	**(411,559)**
Net options position	**107**	**(16)**	**(17)**	**22**	**(5)**	**–**	**(9)**	**82**
Net long/(short) position	**4,794**	**(258)**	**44**	**(32)**	**121**	**1,312**	**79**	**6,060**
Net structural position	**84**	**–**	**–**	**–**	**–**	**459**	**–**	**543**

	2006							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	280,010	2,538	12,922	22,642	6,150	28,521	7,357	360,140
Spot liabilities	(189,454)	(4,346)	(7,485)	(18,126)	(12,217)	(27,729)	(18,185)	(277,542)
Forward purchases	126,163	12,131	15,728	8,009	26,833	1,173	39,626	229,663
Forward sales	(211,509)	(10,313)	(21,195)	(12,533)	(20,786)	(1,098)	(28,627)	(306,061)
Net options position	1,340	(12)	19	(24)	(14)	–	6	1,315
Net long/(short) position	6,550	(2)	(11)	(32)	(34)	867	177	7,515
Net structural position	83	–	–	–	–	309	–	392

53. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2007				
Asia, other than Hong Kong				
– Mainland China	**56,017**	**30,926**	**29,699**	**116,642**
– Others	**75,767**	**469**	**19,585**	**95,821**
	131,784	**31,395**	**49,284**	**212,463**
North America				
– United States	**9,726**	**27,179**	**78,144**	**115,049**
– Others	**18,081**	**95**	**68**	**18,244**
	27,807	**27,274**	**78,212**	**133,293**
Western Europe				
– Germany	**42,651**	**–**	**2,331**	**44,982**
– Others	**155,136**	**3**	**11,827**	**166,966**
	197,787	**3**	**14,158**	**211,948**
Total	**357,378**	**58,672**	**141,654**	**557,704**

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2006				
Asia, other than Hong Kong				
– Mainland China	37,202	25,052	18,486	80,740
– Others	67,088	569	16,710	84,367
	104,290	25,621	35,196	165,107
North America				
– United States	8,923	25,232	74,712	108,867
– Others	12,391	101	133	12,625
	21,314	25,333	74,845	121,492
Western Europe				
– Germany	38,204	–	3,620	41,824
– Others	149,973	133	16,819	166,925
	188,177	133	20,439	208,749
Total	313,781	51,087	130,480	495,348

54. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures in Mainland China to non-bank counterparties at 31 December are summarised as follows:

	2007			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**60,275**	**44,693**	**104,968**	**23**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**23,142**	**17,535**	**40,677**	**13**
Other non-bank Mainland China exposures	**10,133**	**8,261**	**18,394**	**8**
	93,550	**70,489**	**164,039**	**44**

	2006			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	46,516	32,102	78,618	183
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	15,998	10,830	26,828	16
Other non-bank Mainland China exposures	9,943	4,941	14,884	18
	72,457	47,873	120,330	217

55. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

56. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

57. Approval of financial statements

The financial statements were approved and authorised for issue by the Board of Directors on 25 March 2008.

1. Connected transactions

In 2007, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions for the purposes of the Listing Rules. Central SAFE is the ultimate controlling shareholder of the Company, with the stated purpose of exercising the rights of an equity investor on behalf of the PRC Government and not to have any commercial operations. For the purposes of this report, therefore, Central SAFE and her associates has not been treated as connected persons to the Company.

The transactions fell into the following two categories:

1. de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14A.33 of the Listing Rules;

2. certain regular banking transactions entered into on a continual basis throughout the year. On 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimus threshold and set out caps in respect of such transactions for the three years 2005-2007. These transactions were conducted in the ordinary course of its business and on normal commercial terms. On 11 April 2006 the Company has announced its intention to revise the caps for Inter-bank Capital Markets transactions, and has got the approval from the independent shareholders. On 28 August 2007 the Company has announced again to revise the caps for Securities transactions. Details of these continuing connected transactions are set out below and are described in the announcements which may be viewed at the Company's website.

Type of Transaction	2007 Cap HK$'m	2007 Actual Amount HK$'m
Securities Transactions	1,100	511
Fund Distribution Transactions	250	223
Credit Card Services	290	96
Information Technology Services	140	66
Property Transactions	160	112
Bank-note Delivery	120	69
Insurance Agency	530	386
Provision of Insurance Cover	130	70
Foreign Exchange Transactions	550	18
Trading of Interests in Loans	18,500	1,347
Inter-bank Capital Markets	18,000	1,848

2. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the consolidated financial statements. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs. Comparative figures to the below reconciliation which presented under previous PRC GAAP in the prior year are restated accordingly.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC(BVI)
approximately 66%
The Company

2. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reported to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

(a) Re-measurement of carrying value of treasury products

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) Restatement of carrying value of bank premises

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

2. Reconciliation between HKFRSs vs IFRS/CAS (continued)

(c) *Deferred tax adjustments*

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in future years.

Profit after tax/Net assets reconciliation

HKFRSs Vs IFRS/CAS

	Profit after tax		Net assets	
	2007	2006	**2007**	2006
	HK$'m	HK$'m	**HK$'m**	HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**15,817**	14,284	**95,058**	86,640
Add: IFRS/CAS adjustments				
Re-measurement of carrying value of treasury products	**(146)**	(226)	**1**	44
Restatement of carrying value of bank premises	**125**	164	**(9,990)**	(7,295)
Deferred tax adjustments	**(3)**	28	**1,692**	1,230
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS/CAS	**15,793**	14,250	**86,761**	80,619

Note CAS 2006 figures have been restated

SUBSIDIARIES OF THE COMPANY

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding

SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (China) Limited	PRC 14 December 2007	Registered capital RMB2,500,000,000	100.00%	Banking business
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services

SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Champion Leader International Limited completed winding up procedures on 8 April 2007.

Excellent Way Properties Limited completed winding up procedures on 12 May 2007.

Remarks:

Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	The Audit Committee
"ADR"	American Depositary Receipt
"ADS(s)"	American Depositary Share(s)
"ALCO"	The Asset and Liability Management Committee
"ATM"	Automated Teller Machine
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOCHK" or "the Bank"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHK Charitable Foundation"	Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOC International Holdings Limited, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CCO"	Chief Credit Officer
"CE"	Chief Executive
"CRO"	Chief Risk Officer
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"ECAI(s)"	External Credit Assessment Institution(s)
"ESPD"	The Economics & Strategic Planning Department
"Fitch"	Fitch Ratings
"GDP"	Gross Domestic Product

Terms	Meanings
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Moody's"	Moody's Investors Service
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"Nanyang (China)"	Nanyang Commercial Bank (China) Limited, a company incorporated under the laws of the PRC and a wholly owned subsidiary of Nanyang
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"QDII(s)"	Qualified Domestic Institutional Investor(s)
"QFII"	Qualified Foreign Institutional Investor
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME(s)"	Small and medium-sized enterprise(s)
"STC approach"	Standardised (Credit Risk) Approach
"STM approach"	Standardised (Market Risk) Approach
"STO approach"	Standardised (Operational Risk) Approach
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Standard & Poor's"	Standard & Poor's Ratings Services
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"TD"	The Treasury Department
"UK"	United Kingdom
"US" or "USA"	the United States of America
"VAR"	Value at Risk

Bank of China (Hong Kong) – Branch Network
Hong Kong Island

Central & Western District

Bank of China Tower Branch	1 Garden Road, Hong Kong	2826 6888
Sheung Wan Branch	252 Des Voeux Road Central, Hong Kong	2541 1601
Queen's Road West (Sheung Wan) Branch	2-12 Queen's Road West, Sheung Wan, Hong Kong	2815 6888
Connaught Road Central Branch	13-14 Connaught Road Central, Hong Kong	2841 0410
Central District Branch	2A Des Voeux Road Central, Hong Kong	2160 8888
Central District (Wing On House) Branch	71 Des Voeux Road Central, Hong Kong	2843 6111
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui, Hong Kong	2819 7277
Western District Branch	386-388 Des Voeux Road West, Hong Kong	2549 9828
Queen's Road Central Branch	81-83 Queen's Road Central, Hong Kong	2533 1288
Bonham Road Branch	63 Bonham Road, Hong Kong	2517 7066
IFC Wealth Management Centre	Shop 3001, Level 3, IFC Mall, 1 Harbour View Street, Central, Hong Kong	2523 8180
Kennedy Town Branch	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong	2818 6162
Caine Road Branch	57 Caine Road, Hong Kong	2521 3318
First Street Branch	55A First Street, Sai Ying Pun, Hong Kong	2517 3399
United Centre Branch	Shop 1021, United Centre, 95 Queensway, Hong Kong	2861 1889
Wyndham Street Branch	1-3 Wyndham Street, Central, Hong Kong	2843 2888
Des Voeux Road West Branch	111-119 Des Voeux Road West, Hong Kong	2546 1134
Gilmar Street Branch	136 Des Voeux Road Central, Hong Kong	2135 1123
Shun Tak Centre Branch	Shop 225, 2/F, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	2291 6081

Wan Chai District

Jardine's Bazaar Branch	G/F, Siki Centre, No. 23 Jardine's Bazaar, Causeway Bay, Hong Kong	2882 1383
Gloucester Road Wealth Management Centre	Unit 3, G/F, Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong	2511 8933
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai, Hong Kong	2835 6118
Johnston Road Branch	152-158 Johnston Road, Wan Chai, Hong Kong	2574 8257
Harbour Road Branch	26 Harbour Road, Wan Chai, Hong Kong	2827 8407
Happy Valley Branch	11 King Kwong Street, Happy Valley, Hong Kong	2833 6668
Causeway Bay Branch	18 Percival Street, Causeway Bay, Hong Kong	2572 4273
Wan Chai (China Overseas Building) Branch	139 Hennessy Road, Wan Chai, Hong Kong	2529 0866
Wan Chai (Wu Chung House) Branch	213 Queen's Road East, Wan Chai, Hong Kong	2392 0909
Hennessy Road (Wan Chai) Branch	310-312 Hennessy Road, Wan Chai, Hong Kong	2923 5628
Wan Chai Road Branch	127-135 Wan Chai Road, Wan Chai, Hong Kong	2577 4862

Eastern District

Siu Sai Wan Branch	Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong	2505 2399
Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong	2886 0612
Taikoo Shing Branch Safe Box Service Centre	Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong	2385 4582
North Point Branch	Roca Centre, 464 King's Road, North Point, Hong Kong	2811 8880
North Point (King's Centre) Branch	193-209 King's Road, North Point, Hong Kong	2286 2000
North Point (Hang Ying Building) Branch	Shop B1, 318-328 King's Road, North Point, Hong Kong	2887 1199
North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong	2562 6108
Sai Wan Ho Branch	142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong	2886 3344
Heng Fa Chuen Branch	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong	2897 1131
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan, Hong Kong	2885 9311
City Garden Branch	233 Electric Road, North Point, Hong Kong	2571 2878
King's Road Branch	131-133 King's Road, North Point, Hong Kong	2887 0282
Chai Wan Branch	Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong	2558 6433
Chai Wan Branch Safe Box Service Centre	27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong	2557 0248
Healthy Village Branch	Shop 1 & 2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong	2563 2278
Sheung On Street Branch	77 Sheung On Street, Chai Wan, Hong Kong	2897 0923
Aldrich Garden Branch	Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong	3196 4956
Shau Kei Wan (Po Man Building) Branch	260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	2568 5711
Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan, Hong Kong	2557 3283
Quarry Bay Branch	Parkvale, 1060 King's Road, Quarry Bay, Hong Kong	2564 0333

Southern District

Tin Wan Branch	2-12 Ka Wo Street, Tin Wan, Hong Kong	2553 0135
Stanley Branch	Shop 401, Shopping Centre, Stanley Plaza, Hong Kong	2813 2290
Aberdeen Branch	25 Wu Pak Street, Aberdeen, Hong Kong	2553 4165
South Horizons Branch	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong	2580 0345
South Horizons Branch Safe Box Service Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong	2555 7477
Wah Kwai Estate Branch	Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong	2550 2298
Wong Chuk Hang Road Branch	40 Wong Chuk Hang Road, Hong Kong	2814 8272
Chi Fu Landmark Branch	Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong	2551 2282
Ap Lei Chau Branch	13-15 Wai Fung Street, Ap Lei Chau, Hong Kong	2554 6487

Kowloon

Kowloon City District

Prince Edward Road (Kowloon City) Branch	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan, Kowloon	2364 4344
Pak Tai Street Branch	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hung Hom (Eldex Industrial Building) Branch	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8353
Hung Hom Wealth Management Centre	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2170 0838
OUHK Branch	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Branch	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Branch	Shop G6, Site 11, Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
Nga Tsin Wai Road Branch	25 Nga Tsin Wai Road, Kowloon City, Kowloon	2383 2316
Waterloo Road Branch	Shop A2, Man Kee Mansion, 86 Waterloo Road, Kowloon	2363 9231

Wong Tai Sin District

Tai Yau Street Branch	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Branch	Shop 51, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Branch	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Branch	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Branch	43-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Branch	Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Branch	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Branch	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Lok Fu Branch	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Tseuk Luk Street Wealth Management Centre	86 Tseuk Luk Street, San Po Kong, Kowloon	2326 7883
Sheung Fung Street Branch	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Branch	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088

Bank of China (Hong Kong) – Branch Network (continued)

Kwun Tong District		
Kowloon Bay Wealth Management Centre	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2759 9339
Kowloon Bay Branch	17 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Branch	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2763 5456
169 Ngau Tau Kok Road Branch	169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2750 7311
177 Ngau Tau Kok Road Branch	177 Ngau Tau Kok Road, Ngau Tau Kok Kowloon	2927 4321
Ping Tin Estate Branch	Shop 225, 2/F, Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Branch	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Sau Mau Ping Branch	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Branch	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Branch	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Yau Tong Branch	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Tsui Ping Estate Branch	Shop 116, 1/F, Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Branch	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Wealth Management Centre	Shop P8A, Telford Gardens, Kowloon Bay, Kowloon	2758 3987
Telford Gardens Branch	Shop P2, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Branch	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Branch	327 Ngau Tau Kok Road, Kwun Tong, Kowloon	2389 3301
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Yau Tsim Mong District		
Tai Kok Tsui Branch	73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	2395 3269
Shan Tung Street Branch	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Shanghai Street (Prince Edward) Branch	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Prince Edward Branch	774 Nathan Road, Kowloon	2399 3000
Tsim Sha Tsui Branch	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon	2739 0308
Jordan Branch	328-330 Nathan Road, Kowloon	2928 6111
Jordan Road Branch	1/F, Sino Cheer Plaza, 23-29 Jordan Road, Kowloon	2730 0883
Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Mong Kok Branch	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Prince Edward Road West (Mong Kok) Branch	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Branch	50-52 Mong Kok Road, Mong Kok, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Branch	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Branch	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Branch	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Cameron Road Wealth Management Centre	30 Cameron Road, Tsim Sha Tsui, Kowloon	2312 0010
Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2311 3822
Olympian City Branch	Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon	2749 2110
Fuk Tsun Street Branch	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Branch	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Branch	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164

Sham Shui Po District		
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Branch	Unit LG256, Festival Walk, Kowloon Tong, Kowloon	2265 7288
Yu Chau Street Branch	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
Dragon Centre Branch	Shop 206A, Dragon Centre, 37K Yen Chow Street, Sham Shui Po, Kowloon	2738 3236
Lei Cheng Uk Estate Branch	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Branch	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Branch	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Branch	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Branch	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
223 Nam Cheong Street Branch	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 2 Mei Foo Sun Chuen Branch	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8332
Mei Foo VIP Centre	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 8003
Mei Foo Mount Sterling Mall Branch	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Lai Chi Kok Road Branch	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Branch	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Branch	147-149 Castle Peak Road, Sham Shui Po, Kowloon	2708 3678

New Territories & Outlying Islands

Sha Tin District		
Jat Min Chuen Branch	Shop 1, G/F, Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories	2647 8734
41 Tai Wai Road Branch	41-45 Tai Wai Road, Sha Tin, New Territories	2929 4288
74 Tai Wai Road Branch	74-76 Tai Wai Road, Sha Tin, New Territories	2699 9523
Fo Tan Branch	No 2, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories	2691 7193
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Sha Tin, New Territories	2605 6556
City One Sha Tin Branch	Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories	2648 8083
Sha Tin VIP Centre	Shop 18, L1, Shatin Plaza, Sha Tin, New Territories	2686 7668
Sha Kok Estate Branch	Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories	2648 0302
Heng On Estate Branch	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories	2642 0111
Ma On Shan Plaza Branch	Shop 2103, Level 2, Ma On Shan Plaza, Sai Sha Road, Ma On Shan, New Territories	2631 0063
Lung Hang Estate Branch	103 Lung Hang Commercial Centre, Sha Tin, New Territories	2605 8618
New Town Plaza Branch	Shop 608, Level 6 Phase One, New Town Plaza, Sha Tin, New Territories	2606 6163
Sunshine City Branch	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories	2631 1011
Lek Yuen Branch	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories	2605 3021
Tai Po District		
Tai Kwong Lane Branch	16-22 Tai Kwong Lane, Tai Po Market, New Territories	2652 2131
Tai Po Branch	68-70 Po Heung Street, Tai Po Market, New Territories	2657 212
Tai Po Plaza Branch	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories	2665 5890
On Chee Road Branch	Shop 10-11, Jade Plaza, 3 On Chee Road Tai Po, New Territories	2665 1966
Fu Heng Estate Branch	Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories	2661 6278
Fu Shin Estate Branch	Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories	2663 2788
Kwong Fuk Road Branch	40-50 Kwong Fuk Road, Tai Po Market, New Territories	2658 2268

Bank of China (Hong Kong) – Branch Network (continued)

Sai Kung District		
Sai Kung Branch	7-11 Wan King Path, Sai Kung, New Territories	2792 1465
East Point City Branch	Shop 101, East Point City, Tseung Kwan O, New Territories	2628 7238
Hau Tak Estate Branch	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories	2703 5203
HKUST Branch	The Hong Kong University of Science & Technology, Clear Water Bay Road New Territories	2358 2345
Tseung Kwan O Plaza Branch	Shop 112-125, Level 1, Tseung Kwan O Plaza, Tseung Kwan O, New Territories	2702 0282
Metro City Branch	Shop 209, Level 2, Metro City Phase 1, Tseung Kwan O, New Territories	2701 4962
Tsuen Wan District		
Tai Wo Hau Branch	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories	2429 0304
407 Castle Peak Road Branch	407-411 Castle Peak Road, Tsuen Wan, New Territories	2920 3211
Clague Garden Branch	Shop 1-3, Commercial Complex, Clague Garden Estate 24 Hoi Shing Road, Tsuen Wan, New Territories	2412 2202
Tsuen Wan Branch	297-299 & 313 Sha Tsui Road, Tsuen Wan, New Territories	2411 1321
Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan, New Territories	2406 9932
Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories	2416 6577
Tsuen Wan VIP Centre	31-33 Chung On Street, Tsuen Wan, New Territories	2406 8908
Sham Tseng Branch	Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories	2491 0038
Fuk Loi Estate Branch	129-135 Sha Tsui Road, Tsuen Wan, New Territories	2499 0755
Texaco Road Branch	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories	2414 4287
Kwai Tsing District		
Ha Kwai Chung Branch	192-194 Hing Fong Road, Kwai Chung, New Territories	2424 9823
Sheung Kwai Chung Branch	7-11 Shek Yi Road, Sheung Kwai Chung, New Territories	2480 6161
Cheung Hong Estate Branch	201-202 Commercial Centre No 2, Cheung Hong Estate Tsing Yi Island New Territories	2497 7718
Cheung Fat Estate Branch	Shop 317, Cheung Fat Shopping Centre, Tsing Yi Island, New Territories	2433 1689
Cheung Hong Estate Commercial Centre Branch	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi Island, New Territories	2497 0325
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island, New Territories	2436 9298
Lei Muk Shue Branch	Shop 22, Lei Muk Shue Shopping Centre, Kwai Chung, New Territories	2428 5731
Metroplaza Branch	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories	2420 2686
Kwai Cheong Road Branch	40 Kwai Cheong Road, Kwai Chung, New Territories	2480 3311
Kwai Chung Branch	432-436 Castle Peak Road, Kwai Chung, New Territories	2410 9133
Kwai Chung Road Branch	1009 Kwai Chung Road, Kwai Chung New Territories	2424 3021
Kwai Chung Plaza Branch	A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories	2920 2468
Tuen Mun District		
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories	2450 8377
Tuen Mun Wealth Management Centre	Shop 5, Level 1, North Wing, Trend Plaza, Tuen Mun, New Territories	2404 9777
Tuen Mun Fa Yuen Branch	Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories	2453 1033
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories	2457 3501
Siu Hong Court Branch	226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories	2466 6703
Leung King Estate Branch	Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories	2463 3855
Kin Wing Street Branch	24-30 Kin Wing Street, Tuen Mun, New Territories	2465 2212
Venice Gardens Branch	Shop13-15, G/F, Venice Gardens, Leung Tak Street, Tuen Mun, New Territories	2455 1288
Butterfly Estate Branch	Shop 123-130, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories	2920 5188

Yuen Long District		
Tai Tong Road Branch	Shop A135, 1/F, Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories	2479 2113
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories	2474 2211
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long, New Territories	2476 2193
Yuen Long (Hang Fat Mansion) Branch	8-18 Castle Peak Road, Yuen Long, New Territories	2475 3777
Tin Shui Estate Branch	Shop 103-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories	2445 8728
Kau Yuk Road Branch	18-24 Kau Yuk Road, Yuen Long, New Territories	2473 2833
Kingswood Villas Branch	A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories	2448 3313
Kingswood Ginza Branch	Shop G71, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories	2616 4233
North District		
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui, New Territories	2671 0155
Sheung Shui VIP Centre	33 San Fung Avenue, Sheung Shui, New Territories	2639 9233
Sheung Shui Centre Branch	Shop 1007-1009, Level 1 Sheung Shui Centre, Sheung Shui, New Territories	2670 3131
Sha Tau Kok Branch	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories	2674 4011
Flora Plaza Branch	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling New Territories	2675 6683
Fanling Centre Branch	Shop 2D-E & H, Fanling Centre, Fanling, New Territories	2669 7899
Choi Yuen Estate Branch	Shop 4, F3 Level, Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories	2671 6783
136 San Fung Ave Branch	136 San Fung Avenue, Sheung Shui, New Territories	2670 6138
Luen Wo Market Branch	17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories	2675 5113
Luen Shing Street Branch	Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories	2675 6113
Outlying Island District		
Cheung Chau Branch	53-55 Tai Sun Street, Cheung Chau, New Territories	2981 0021
Hong Kong International Airport Branch	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

Mainland Branches

Shenzhen Branch	G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road Shenzhen, China	(86-755) 8233 0230
Shenzhen Baoan Sub-Branch	Unit 108 Xushida Garden, Xin An Si Road, Baoan District 34-2, Shenzhen, China	(86-755) 2785 3302
Shenzhen Futian Sub-Branch	1/F, Shen Ye Garden Club House, Caitian Road, Futian District, Shenzhen, China	(86-755) 8294 2929
Shantou Branch	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Branch	Room A103-A107, Tomorrow Square, 389 Nanjing West Road, Shanghai, China	(86-21) 2306 9090
Qingdao Branch	G/F, 6 Yan Xiao Road, Qingdao, China	(86-532) 8573 2329

Network & Corporate Banking Centres

Corporate Business	10/F, Bank of China Tower 1 Garden Road Hong Kong	2826 6889
Corporate Finance	10/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6491
Commercial Business I	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6409
Commercial Business II	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	3419 3555
Commercial Business III	Unit 701-706, The Gateway Tower 3 (Prudential Tower), 21 Canton Road, Tsim Sha Tsui, Kowloon	2247 8888
Financial Institutions	33/F, Bank of China Tower 1 Garden Road Hong Kong	2903 6666
Hong Kong Central and West Commercial Centre Hong Kong Central and West SME Centre	24/F, Bank of China Tower, 1 Garden Road, Hong Kong	2846 2682
Hong Kong East Commercial Centre Hong Kong East SME Centre	3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong	2833 8790
Kowloon East Commercial Centre Kowloon East SME Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7303
San Po Kong Commercial Centre San Po Kong SME Centre	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon	2263 4903
Hung Hom Commercial Centre Hung Hom SME Centre	Room 507 5/F, Tower A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0183
Kowloon West Commercial Centre Kowloon West SME Centre	9/F, Kwangtung Provincial Bank Building, 589 Nathan Road, Mong Kok, Kowloon	3412 1688

Network & Corporate Banking Centres (continued)

Tsim Sha Tsui Commercial Centre Tsim Sha Tsui SME Centre	Shop UG 01, Inter-Continental Plaza, 94 Granville Road, Tsimshatsui, Kowloon	2301 9788
New Territories East Commercial Centre New Territories East SME Centre	3/F, 68-70 Po Heung Street, Tai Po Market, Tai Po, New Territories	2654 3222
Fo Tan Commercial Centre Fo Tan SME Centre	Room 1408-1411, 1415-1416 and 1419, 14/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories	2687 5665
New Territories West Commercial Centre New Territories West SME Centre	Room 1720-1724 and 1716B-1719, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, New Territories	3412 7044
Yuen Long Commercial Centre Yuen Long SME Centre	4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, New Territories	2442 8788
Causeway Bay Commercial Services Centre	2/F, 18 Percival Street, Causeway Bay, Hong Kong	2892 7032
Cheung Sha Wan Commercial Services Centre	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2310 5923
Shun Tak Centre Commercial Services Centre	Shop 225, 2/F, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong	2108 9662
Trade Product	5/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon	3196 3544
Trade Services Centre	6/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon	3193 3388

Nanyang Commercial Bank– Branch Network

Head Office	151 Des Voeux Road, Central, Hong Kong	2852 0888
Hong Kong Island		
Western Branch	128 Bonham Strand East, Sheung Wan, Hong Kong	2851 1100
Causeway Bay Branch	472 Hennessy Road, Causeway Bay, Hong Kong	2832 9888
Happy Valley Branch	29 Wong Nei Chung Road, Happy Valley, Hong Kong	2893 3383
Kennedy Town Branch	86 Belcher's Street, Kennedy Town, Hong Kong	2817 1946
Quarry Bay Branch	1014 King's Road, Quarry Bay, Hong Kong	2563 2286
Des Voeux Road West Branch	334 Des Voeux Road West, Hong Kong	2540 4532
Aberdeen Branch	171 Aberdeen Main Road, Aberdeen, Hong Kong	2553 4115
North Point Branch	351 King's Road, North Point, Hong Kong	2566 8116
Sheung Wan Branch	21 Connaught Road West, Sheung Wan, Hong Kong	2559 0888
Sai Wan Ho Branch	63 Shaukeiwan Road, Sai Wan Ho, Hong Kong	2567 0315
Wanchai Branch	123 Johnston Road, Wanchai, Hong Kong	2574 8118
Causeway Centre Branch	Shop 16, Causeway Centre, 28 Harbour Road, Wanchai, Hong Kong	2827 6338
Central District Branch	56-58 Wellington Street, Central, Hong Kong	2522 5011
Sunning Road Branch	8 Sunning Road, Causeway Bay, Hong Kong	2882 7668
Kowloon		
Mongkok Branch	727 Nathan Road, Mongkok, Kowloon	2394 8206
Yaumati Branch	309 Nathan Road, Yaumati, Kowloon	2782 9888
Ferry Point Branch	Shops D-F, G/F, Best-O-Best Commercial Centre, 32-36 Ferry Street, Yaumati, Kowloon	2332 0738
Homantin Branch	71A Waterloo Road, Homantin, Kowloon	2715 7518
Nathan Road Branch	570 Nathan Road, Mongkok, Kowloon	2780 0166
Laichikok Road Branch	236 Laichikok Road, Shamshuipo, Kowloon	2396 4164
Jordan Road Branch	20 Jordan Road, Yaumati, Kowloon	2735 3301
Tokwawan Branch	62 Tokwawan Road, Kowloon	2764 6666
Kwun Tong Branch	410 Kwun Tong Road, Kowloon	2389 6266
Tsimshatsui Branch	Shop A, 1/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon	2376 3988
Hunghom Branch	69A Wuhu Street, Hunghom, Kowloon	2362 2301
Shamshuipo Branch	198-200 Tai Po Road, Shamshuipo, Kowloon	2777 0147
Yee On Street Branch	Shops 4-6, G/F, Yee On Centre, 45 Hong Ning Road, Kowloon	2790 6688
Peninsula Centre Branch	Shop G48 Peninsula Centre 67, Mody Road, Tsim Sha Tsui, Kowloon	2722 0823
San Po Kong Branch	41-45, Yin Hing Street, San Po Kong, Kowloon	2323 5555
Kowloon City Branch	86 Nga Tsin Wai Road, Kowloon City, Kowloon	2716 6033
Laguna City Branch	Shop No. 26, Phase 1 Laguna City, Cha Kwo Ling Road, Kowloon	2772 3336
New Territories		
Kwai Chung Branch	100 Lei Muk Road, Kwai Chung, New Territories	2480 1118
Tai Po Branch	Shop No. 11, G/F, Treasure Garden 1 On Chee Road, Tai Po, New Territories	2656 5201
Yuen Long Branch	G/F, Tung Yik Building Tai Tong Road, Yuen Long, New Territories	2479 0231
Ha Kwai Chung Branch	180 Hing Fong Road, Kwai Chung, New Territories	2429 4242
Tsuen Wan Branch	78 Chung On Street, Tsuen Wan, New Territories	2492 0243
Sheung Shui Branch	31 Fu Hing Street, Sheung Shui, New Territories	2679 4333
Tuen Mun Branch	Forward Mansion, Yan Ching Circuit, Tuen Mun, New Territories	2459 8131
Shatin Branch	Shop 7-8, Lucky Plaza, Shatin, New Territories	2605 9188
Fou Wah Centre Branch	Shop A, 2/F, Fou Wah Centre, 210 Castle Peak Road, Tsuen Wan, New Territories	2498 4411
Sai Kung Branch	Shop 11-12 Sai Kung Garden, Man Nin Street, New Territories	2791 1122
Cheung Sha Wan Commercial Banking Centre	Unit 1005, Tower II, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2785 6182
Overseas		
San Francisco Branch	31/F, 50 California Street, San Francisco, CA94111, USA	(1-415) 398 8866

Nanyang Commercial Bank (China) – Branch Network

The Mainland of China		
Head Office	1A/F-2A/F, Block F, Hi-tech King World, 666-668 Beijing Rd E., Shanghai, China	(86-21) 5308 8888
Shenzhen Branch	Nanyang Mansion, 2002 Jian She Road, Luohu District, Shenzhen, China	(86-755) 2515 6333
Shenzhen Shekou Sub-Branch	G/F, Finance Centre, Taizi Road, Shekou, Shenzhen, China	(86-755) 2682 8788
Haikou Branch	Room 702-703, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Branch	Room 402, Skygalleria CITIC Plaza, 233 Tianhe North Road, Guangzhou, China	(86-20) 3891 2668
Dalian Branch	1/F, Li Yuan Mansion, 16-18 Mingze Street, Zhongshan District, Dalian, Liaoning Province, China	(86-411) 8282 3636
Beijing Branch	No. 8B, Jian Guo Men Wai Da Jie, Chaoyang District, Beijing, China	(86-10) 6568 4728
Shanghai Branch	Room B201-B202, Tomorrow Square, 389 Nanjing West Road, Shanghai, China	(86-21) 2306 9033

Chiyu Banking Corporation – Branch Network

Head Office	78 Des Voeux Road Central, Hong Kong	2843 0111
Hong Kong Island		
North Point Branch	390-394 King's Road, North Point, Hong Kong	2570 6381
Wanchai Branch	325 Hennessy Road, Wanchai, Hong Kong	2572 2823
Sheung Wan Branch	22-24 Bonham Strand West, Hong Kong	2544 1678
Western Branch	443 Queen's Road West, Hong Kong	2548 2298
Quarry Bay Branch	967-967A, King's Road, Quarry Bay, Hong Kong	2811 3131
Kowloon		
Hung Hom Branch	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Branch	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Branch	235-237 Laichikok Road, Kowloon	2789 8668
San Po Kong Branch	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Branch	117-119 Shanghai Street, Yaumatei, Kowloon	2332 2533
Castle Peak Road Branch	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Branch	Shop No. 10 G/F, Kai Lok House Kai Yip Estate, Kowloon Bay, Kowloon	2796 3968
Tokwawan Branch	G/F, Shop No. 11-13, 78 Tokwawan Road, Kowloon	2765 6118
Tsz Wan Shan Branch	Shop 703A, 7/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon	2322 3313
New Territories		
Tuen Mun Yau Oi Estate Branch	Shop No. 103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, New Territories	2452 3666
Kwai Hing Estate Branch	Shop No. 1, G/F, Hing Yat House Kwai Hing Estate, Kwai Chung, New Territories	2487 3332
Tai Po Tai Wo Estate Branch	Shop No. 112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, New Territories	2656 3386
Belvedere Garden Branch	Shop No. 5A, G/F, Belvedere Square, Tsuen Wan, New Territories	2411 6789
Tsuen Wan Branch	Shop No. 1 & 1d, Level 7 Discovery Park Commercial Centre, Tsuen Wan, New Territories	2413 8111
Shatin Sui Wo Court Branch	Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, New Territories	2601 5888
Ma On Shan Branch	Shop 313, Level 3, Ma On Shan Plaza Bayshore Tower, Ma On Shan, New Territories	2640 0733
Sheung Tak Estate Branch	Shop No. 238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, New Territories	2178 2278
The Mainland of China		
Xiamen Branch	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592) 5851 691
Fuzhou Branch	1/F, International Building, 210 Wusi Road, Fuzhou Fujian Province, China	(86-591) 8781 0078

Be environmentally friendly for our better future

As a good corporate citizen, we do not use lamination and spot UV as normally adopted by the industry in our annual report 2007. Instead, we use varnishing, an environmentally friendly technique. The whole report is also printed on recyclable and elemental chlorine free paper. This demonstrates our efforts in working for the betterment of our future generations.

TdA – concept and design tda.com.hk

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

2007 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors of the Company (the "Board") is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2007. This announcement, containing the full text of the 2007 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to information to accompany preliminary announcements of annual results. Printed version of the Company's 2007 Annual Report will be delivered to the shareholders of the Company and available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.bochk.com in mid April 2008.

2007 witnessed the 90th anniversary of our service in Hong Kong. Over this long period of time, the Group has developed along with Hong Kong. We have been through the ups and downs and shared the fruitful results. In celebration of our 90th anniversary, we have organised a series of events to mark the milestone of the Group. Here are some snapshots to share with you.



A Gala Evening with José Carreras presented by the Hong Kong Philharmonic Orchestra in early January unveiled the launch of our 90th anniversary celebration activities.





We sponsored the *90 Young Athletes Olympic Tour – Talented Young Hong Kong Athletes Beijing Olympic Exchange Tour*, which provided an invaluable opportunity for the young Hong Kong athletes to learn the great achievement of sports development in our Motherland.





We have specially designed a spectacular variety show held at AsiaWorld-Expo to share the joy with our 13,000 staff.





At our 90th Anniversary Celebration Reception, our Chairman Mr Xiao Gang (fifth from right of 1st row) joined hands with The Hon. Donald Tsang, Chief Executive of the HKSAR (middle of 1st row), and Mr Gao Siren, Director of the Liaison Office of the Central People's Government in the HKSAR (fifth from left of 1st row), to officiate at the lighting ceremony.





Committed to Building a Better Tomorrow – Exhibition in commemoration of the 90th Anniversary of the Bank of China in Hong Kong held at BOC Tower showcased the course of the Bank's development and growth.

For the year	2007 HK$'m	2006 HK$'m	Change +/(-)%
Net operating income before impairment allowances	**27,254**	21,309	27.90
Operating profit	**18,033**	16,545	8.99
Profit before taxation	**19,126**	17,139	11.59
Profit for the year	**15,817**	14,284	10.73
Profit attributable to the equity holders of the Company	**15,446**	14,007	10.27
Per share	**HK$**	HK$	+/(-)%
Earnings per share	**1.4609**	1.3248	10.27
Dividend per share	**0.9150**	0.8480	7.90
At year-end	**HK$'m**	HK$'m	+/(-)%
Capital and reserves attributable to the equity holders of the Company	**92,842**	84,655	9.67
Issued and fully paid share capital	**52,864**	52,864	–
Total assets	**1,067,637**	928,953	14.93
Financial ratios	**%**	%	
Return on average total assets[1]	**1.53**	1.56	
Return on average capital and reserves attributable to the equity holders of the Company[2]	**17.40**	17.02	
Cost to income ratio	**28.52**	30.78	
Loan to deposit ratio[3]	**51.66**	49.32	
Average liquidity ratio[4]	**50.92**	50.46	
Capital adequacy ratio[5]	**13.08**	13.99	

1. Return on average total assets = $\frac{\text{Profit for the year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

   = $\frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$

3. Loan to deposit ratio is calculated as at year end. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

5. Capital adequacy ratio as at 31 December 2007 is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. The comparatives as at 31 December 2006 are computed in accordance with the Third Schedule of the Banking Ordinance. They are not restated on the ground that different approaches are used to calculate the Group's capital requirements for the years ended 31 December 2007 and 2006.

6. Certain comparative amounts have been reclassified to conform with the current year's presentation.

Capital and reserves attributable to the equity holders of the Company


HK$'m
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
03
04
05
06
07

Total assets


HK$'m
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
03
04
05
06
07

Profit attributable to the equity holders of the Company


HK$'m
20,000
15,000
10,000
5,000
0
03
04
05
06
07

FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing from 1 January 2003 is summarised below:

For the year	2007 HK$'m	2006 HK$'m	2005[3] HK$'m	2004[4] HK$'m	2003[4] HK$'m
Net operating income before impairment allowances	**27,254**	21,309	18,158	15,909	17,252
Operating profit	**18,033**	16,545	15,052	12,184	9,821
Profit before taxation	**19,126**	17,139	16,502	14,252	8,691
Profit for the year	**15,817**	14,284	13,856	12,121	8,102
Profit attributable to the equity holders of the Company	**15,446**	14,007	13,596	11,963	7,963
Per share	**HK$**	HK$	HK$	HK$	HK$
Earnings per share	**1.4609**	1.3248	1.2859	1.1315	0.7532
At year-end	**HK$'m**	HK$'m	HK$'m	HK$'m	HK$'m
Advances and other accounts	**420,234**	352,858	338,403	309,211	300,094
Total assets	**1,067,637**	928,953	831,002	796,776	762,587
Daily average balance of total assets	**1,032,577**	915,900	831,789	776,792	752,058
Deposits from customers[1]	**799,565**	703,776	639,031	631,330	600,642
Total liabilities	**972,579**	842,313	749,289	727,016	701,170
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864	52,864
Capital and reserves attributable to the equity holders of the Company	**92,842**	84,655	79,935	68,521	60,261
Financial ratios	**%**	%	%	%	%
Return on average total assets	**1.53**	1.56	1.67	1.56	1.08
Cost to income ratio	**28.52**	30.78	31.75	34.72	32.79
Loan to deposit ratio[1]	**51.66**	49.32	52.27	49.61	51.38

1. Since 2005, deposits from customers also include structured deposits reported as "Financial liabilities at fair value through profit or loss".

2. On 1 January 2005, a number of new and revised HKFRSs and HKASs came into effect. The resulting changes in accounting treatment and presentation of various income statement and balance sheet items may render certain comparative figures for the years 2003 and 2004 not strictly comparable.

3. In June 2006, the Company acquired a 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if such combination had occurred from the date when the Company and BOC Life first came under common control.

4. The financial information prior to 2005 had not been restated to reflect the adoption of merger accounting upon the acquisition of BOC Life as the difference before and after restatement is insignificant.

5. Certain comparative amounts have been reclassified to conform with the current year's presentation.

Deposits from customers


HK$'m
500,000
400,000
300,000
200,000
100,000
0
03
04
05
06
07

Advances and other accounts


HK$'m
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
03
04
05
06
07


SWIFTER, HIGHER,
elcome he ear f
he Olympics ith oy

STRONGER

China Development Bank issued the first-ever RMB bonds in Hong Kong. Bank of China (Hong Kong) was one of the Joint Lead Managers and Bookrunners of this transaction.


HSBC





The year of 2007 was a successful year for the Group. We have made notable progress in the implementation of our 2006-2011 strategic plan and produced encouraging results in our major business areas. The marked performance was underpinned by our strong commitment to being a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

Net operating income before impairment allowances surged by 27.9% to HK$27,254 million while operating profit before impairment allowances increased by 32.1% to HK$19,481 million. While achieving strong business growth, we have also faced challenges in our treasury investments amid the volatile financial market. We have proactively managed our investment portfolio and taken some write-downs on the Group's asset-backed securities. Despite the write-downs, the Group's profit attributable to shareholders rose by 10.3% from 2006 to HK$15,446 million while earnings per share were up 10.3% to HK$1.4609, achieving another record level since its listing.

The Group's financial position remains healthy. Total assets reached HK$1,067.6 billion, up 14.9%, a milestone for the Group. Our loan quality remained excellent as our classified or impaired loan ratio further improved to 0.44% while our classified loan ratio was consistently lower than market. Capital adequacy ratio at end-2007 was 13.08%. Exposure to US subprime asset-backed securities had been significantly reduced to HK$4.1 billion from HK$12.8 billion at the end of June.

The Board is recommending a final dividend of HK$0.487 per share at the Company's Annual General Meeting on 20 May 2008. That, together with the interim dividend of HK$0.428 per share, will mean a total dividend of HK$0.915 per share for fiscal 2007, representing an increase of 7.9% versus HK$0.848 per share for fiscal 2006. The Group's 2007 total dividend payout as a percentage of profit attributable to shareholders will be 62.6%.

With our enhanced business platform, we have successfully captured the business opportunities arising from a robust economy in Hong Kong. In 2007, the Hong Kong economy remained generally upbeat and sustained above-trend growth, fuelled by private consumption, exports of merchandise and services, business investment, tourism and an active financial market. However, inflationary pressure was being felt more acutely due to strong domestic demand and the effect of imported inflation.

2007 was the second year in which BOCHK implemented its strategic plan for 2006-2011. Under our Relationship-Product-Channel (RPC) Model, we actively reinforced our business platform by consolidating existing businesses, enhancing our innovative capability and focusing on service quality. Our efforts to innovate, integrate and execute with an aim at better serving the customers' needs paid off handsomely. We saw impressive growth in both net interest income and net fees and commission income. Loans to both corporate and individual customers registered encouraging growth, particularly, higher yielding loans including trade finance, SME loans and lending through our Mainland operation. We have also reinforced our leading market positions in residential mortgage, loan syndication and Hong Kong RMB banking business.

Our net fees and commission income also increased substantially, mainly driven by robust growth in investment and insurance fee income benefiting from the buoyant stock market and IPO activities. We also made significant progress in building the Group's product manufacturing and distribution capabilities. During the year, we continued to broaden our product platform and introduced our own branded treasury and QDII products, private placement and custodian services. We also enhanced our cash management services platform.

In December 2007, our indirect wholly owned subsidiary, Nanyang Commercial Bank (China) Limited ("NCB China"), was established and commenced operation in Shanghai. NCB China will consolidate and spearhead our expansion into the Mainland RMB retail banking market. Its commencement of operation represents a vital landmark in the Group's strategic focus to offer comprehensive banking services to local Chinese enterprises and individuals as well as to Hong Kong and overseas customers with banking needs in China.

Looking forward, we expect 2008 will be a year full of opportunities as well as challenges. While we should be alert to the increasing uncertainty confronting the global credit market and the US economy, we also believe that Hong Kong's banking and financial services sector is likely to benefit from positive developments in China. To succeed, we will remain agile in responding to the changing market environment and the needs of our customers. We will continue to maximise shareholder value by delivering growth and enhancing our business capabilities. We will also capitalise on our relationship with our parent bank, Bank of China (BOC) and our presence in the Mainland to capture emerging business opportunities. This is evidenced by the Group's recent appointment by the BOC Group as the principal bank for its Asia-Pacific Loan Syndication Centre. This development will help solidify the Group's leading position in corporate banking and loan syndication while giving us an added advantage in extending our reach to markets in the Asia-Pacific region outside Hong Kong and China. As a member of BOC Group, we are also honoured to support the Beijing Olympic Games and share in the pride that everyone has for the world's most important sporting event.

Last year was the 90th anniversary of the establishment of BOC in Hong Kong. In retrospect, we take considerable pride in what we have achieved. Since its listing in 2002, the Company has been actively strengthening its corporate governance framework and business platform to deliver sustaining growth in its operating results and to enhance shareholder value. The consistently strong performance of the Group in recent years is a tribute to the Management team and our staff force as a whole. In this connection, I would like to extend my heartfelt gratitude to our employees for their dedicated efforts and intelligence. I am grateful to my fellow Board Members who are tireless in their contributions to our vision and governance. On behalf of the entire organisation, I wish to express my appreciation to our shareholders and customers for their continued support. I am confident that as we continue to build on our strengthened foundation, together with the Board's wise counsel and the support of our stakeholders, we have every reason to believe in the Group's continued success.



XIAO Gang
Chairman

25 March 2008

2007 witnessed the 90th year of our operation and the fifth anniversary of the Group's public listing in Hong Kong. In the year under review, we once again achieved encouraging business growth as we pushed forward with our strategic plan for 2006-2011. Having reinforced our business model and core competencies, we made significant progress in expanding our major businesses, particularly the high-yield segments, and capturing new business opportunities arising from the economic upturn.

Key Business Achievements

Let me first highlight our major business achievements in 2007.

- We accomplished or exceeded our growth targets on nearly all business fronts, with improvements in our key financial ratios.
- Broad-based growth was achieved in our core lending business, coupled with an advancement in our credit structure. In particular, we witnessed sturdy performance in high-yield segments such as trade finance, SME loans and Mainland lending.
- In our established business areas, we managed to maintain our market leadership and growth momentum, including loan syndication, residential mortgage and RMB banking services in Hong Kong.
- We substantially expanded our personal banking segment by boosting the growth of wealth management, retail stock brokerage and insurance service.
- Exceptionally strong growth was recorded in net fees and commission income by drastically expanding the investment and insurance segments.
- In the Mainland market, we sped up the growth of income and profit, expanded our business scope, strengthened our presence and commenced the operation of NCB (China).
- We enhanced our asset and liability management and widened our net interest margin.
- The implementation of the Relationship-Product-Channel (RPC) model, launched in early 2007, has been highly successful as witnessed by the strength of our business platform in driving organic growth and new product development while further improving our workflow, operational efficiency and service quality.
- We continued to pursue high standards of corporate governance, risk management and internal control.

Financial Performance

Thanks to the robust economic environment in our major markets and underpinned by our internal strengths, we were able to achieve remarkable business performance across the board. Net operating income before impairment allowances increased by 27.9% to HK$27,254 million. Operating profit before impairment allowances grew by 32.1% to HK$19,481 million.

Despite a significant reduction in net loan impairment write-back and the charges for impairment allowances on securities investments amid the volatile financial markets, our earnings continued to grow at a steady pace during the year. Profit attributable to shareholders grew by 10.3% to HK$15,446 million. Earnings per share increased by 10.3% to HK$1.4609.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.53% and 17.40% respectively, versus 1.56% and 17.02% respectively for 2006. As a reflection of strong growth in our business, ROA and ROE before impairment allowances rose by 0.28 percentage point and 4.03 percentage points to 1.89% and 21.95% respectively.

The Group's net interest income increased by 22.5% to HK$19,395 million due, firstly, to the growth in interest-earning assets and, secondly, to the widening of net interest margin. The Group's average interest-earning assets saw a healthy growth of 12.3% which was driven by both the expansion of its lending business and the increase in customer deposits. Our efforts in facilitating loan growth paid off well, with loans and advances to customers up by 19.0% year-on-year to HK$413,062 million. While maintaining our market leadership in residential mortgage and loan syndication, we effectively expanded the high-margin segments such as trade finance, SME loans and Mainland lending.

Against the backdrop that market interest rates became more volatile and the yield curve steepened in the latter part of the year, we succeeded in widening the Group's net interest margin due to an improved asset mix, better management in funding costs as well as higher investment yield. As net interest spread generally improved, our net interest margin widened to 2.07% from 1.90% of 2006.

Our strenuous effort in expanding the Group's fee-based income was rewarding. Net fees and commission income grew strongly, surging by 68.8% to HK$6,274 million, attributable primarily to the robust performance of the Group's stock brokerage segment. On the back of an active stock market and having enhanced our e-channels for retail customers, we boosted stock transaction volume substantially by 187.5%. Stock brokerage commission increased by 157.4% to HK$3,560 million. At the same time, by promoting our asset management business, we saw an impressive growth of 115.5% in related fee income as the sales of open-end funds surged by 125.8%. Fee income from the sales of bonds also increased by an impressive 101.0% after the introduction of private placement services which drove up the sales of structured notes by 195.8%.



Net trading income fell by 35.4% to HK$1,013 million as a result of a decrease of 28.1% in net trading income from foreign exchange and foreign exchange-related products. Should we exclude the net trading loss of foreign exchange swap contracts which arose from the Group's funding activities, the income from other foreign exchange activities would have gone up by 26.8%.

We continued to exercise a high degree of prudence in managing costs while equipping ourselves sufficiently for business growth and service enhancement. The Group's total operating expenses for 2007 increased by 18.5% to HK$7,773 million. This was due partly to our continued investment in human resources and technology and partly to salary adjustment to maintain the competitiveness of our remuneration package in the market. Notwithstanding such increases, our cost-to-income ratio was 28.52% (versus 30.78% in 2006), which was low by industry standards.

The Group's total assets increased by a healthy 14.9% to top the HK$1,000 billion mark and reached HK$1,067.6 billion by end-2007. Customer deposits increased by 13.6% to HK$799,565 million. With effective risk management and internal control, the Group's loan quality improved further. Classified or impaired loan ratio declined by 0.13 percentage point to 0.44%.

The Group's capital and liquidity positions remained strong. Consolidated capital adequacy ratio was 13.08% at the end of 2007, versus 13.99% (based on Basel I) at end-2006. Average liquidity ratio stood at 50.92% for the year of 2007, as compared with 50.46% for 2006. Our exposure to US sub-prime asset-backed securities was reduced significantly to HK$4.1 billion as at 31 December 2007, versus HK$12.8 billion as at 30 June 2007.

Business Review

The performance of our various major business streams in 2007 reflects the prowess of the Group's new business model and enhanced operating platforms in driving income and profit growth.

Personal Banking

The Group's Personal Banking business continued to expand and posted strong growth in 2007. Most strikingly we improved our income base by drastically increasing fees and commission income from stock brokerage, sales of funds and bonds, etc. while maintaining healthy growth in net interest income.

Net operating income before impairment allowances rose by a strong 40.0% to HK$14,075 million. Net interest income went up by 16.3% to HK$8,144 million with the growth of mortgage loans and other consumer lending. Other operating income soared by 94.5% to HK$5,931 million as a result of the 106.5% growth in net fees and commission income. Profit before taxation increased by 58.0% to HK$8,129 million.

The surge in fees and commission income was the result of the Group's effort in driving the growth of investment and insurance agency services through product innovation and service enhancement. To capture demand arising from the robust stock market, the Group actively promoted its stock brokerage service during the year. By reinforcing our internet and telephone banking service platform, we grew the stock brokerage business considerably by 187.5%, which was led by the 287.4% increase via automated channels. As the receiving bank for most of the large-scale IPOs in Hong Kong over the previous year, our IPO-related fees and commission income increased by 75.0%. Meanwhile, our product offerings have been expanded to meet customers' demand for more sophisticated investment products. As a result, the sales of structured notes rose by 195.8% while the sales of open-end funds grew by 125.8%. We also recorded an impressive sales growth of 45.2% in life insurance products through initiatives in product manufacturing, brand building, marketing and service enhancement. All in all, the Group's investment and insurance fee income saw a strong growth of 143.7% in 2007.

The local property market continued to revive during the year, giving rise to the demand for mortgage loans. In response, we promoted our mortgage services aggressively with a wider range of innovative mortgage products to serve the diverse needs of customers, thus growing our residential mortgage business by 9.9% year-on-year, versus the market average of 5.4%. In 2007, we have maintained our position as the market leader in mortgage business.

The wealth management segment also posted impressive results in 2007 as we placed special emphasis on customer stratification and expanded our service portfolio targeting high net-worth customers. We launched private placement services in early 2007 to offer wealth management customers various investment choices. Our brokerage service in bonds was also enhanced. Meanwhile we engaged in innovative marketing campaigns and upgraded our service quality through more vigorous staff training. By the end of the year, the number of wealth management customers and the amount of assets under our management were up significantly by 68% and 46% respectively.

The credit card segment continued to grow in terms of card issuance, cardholder spending and merchant acquiring volume, which increased by 10.2%, 24.1% and 32.3% respectively year-on-year. We owed these encouraging results to our innovative efforts in product development, marketing and system upgrade. Aside from expanding in the local market, we made a strategic move by forming a joint venture, BOC Services Company Limited, between BOC-CC and BOC in November to provide back-end support to BOC Group Bank Card in the Mainland, which will give us an advantage in developing card business in China.

We remained the market leader and further expanded our RMB banking business in Hong Kong. By end-2007, our RMB deposits grew by 41.3% year-on-year. We led the market in RMB credit card issuance and RMB card merchant acquiring businesses as well as other RMB-related banking services. With the further expansion of RMB banking business in Hong Kong, we commenced the RMB bond service in June 2007 that comprises subscription, custody and coupon collection. Furthermore, we acted as the joint lead manager, bookrunner and placing bank for the RMB bonds issued by all the three Mainland banks in Hong Kong last year.

To cope with business growth and to improve service quality, we continued to optimise our branch network by setting up more wealth management centres to serve high net-worth customers. Our internet and telephone banking platform was further reinforced to support the growth of automated stock trading.

Corporate Banking

Corporate Banking business delivered solid growth and optimised its business structure in 2007. While maintaining our market leadership in loan syndication, we focused on expanding the high-margin segments for better returns.

Net operating income before impairment allowances increased by a healthy 14.5% to HK$7,669 million. Net interest income went up by 14.6% to HK$5,739 million due mainly to loan growth in various segments. Other operating income grew by 14.4% to HK$1,930 million benefiting from the increases in loan and bills commission income as well as in fees income from both trust and payment services. Owing to a significant reduction in net release of loan impairment allowances, profit before taxation fell by 5.0% to HK$6,526 million.

The Group continued to be the top arranger in the loan syndication market covering Hong Kong, Macau and the Mainland of China. One of the syndicated loans we arranged was ranked among the top three financing projects in the Asia-Pacific region in 2007. In this connection, I am pleased to report that in early 2008 BOCHK has been appointed by the BOC group as the principal bank for its Asia-Pacific Loan Syndication Centre. This appointment enhances our position in loan syndication and facilitates us in reaching out to the Region.

The Group recorded outstanding growth in its IPO financing business. Spurred by the robust stock market and our own intense marketing effort, our IPO financing volume grew by 162.1% to HK$528 billion covering some 48 newly listed entities.

In accordance with our strategic plan, we put emphasis on growing the high-margin segments and improving our loan mix with great success in 2007. By refining our SME business model, establishing a SME marketing team, streamlining the credit approval procedure and strengthening product innovation, we attained an impressive growth of 32.2% in SME lending. At the same time, through our intensive marketing and sales effort, the outstanding balance of trade finance and the volume of trade bills increased by 43.9% and 22.9% respectively, of which SMEs accounted for an increased proportion.

In terms of new business development, we have made much headway in cash management and custody services. A cash management team has been set up to take charge of product development and marketing. In 2007, we embarked on cross-border cash management projects for large Mainland enterprises seeking global expansion. Concurrently, we have established a custody business team to provide securities settlement and custody services for institutional clients and Qualified Domestic Institutional Investors (QDIIs). Relevant service platforms have been put in place for local custody, global custody and escrow services.

Mainland Business

Our Mainland branches registered remarkable results in 2007. Operating profit before impairment allowances increased by HK$200 million or 53.5%. Total advances to customers were up by 60.9% to HK$30 billion, of which RMB loans increased by 194.2%. Customer deposits increased by 48.4% to HK$5.8 billion. Loan quality remained good with the classified loan ratio standing at 0.68%. The business scope of our branch network in China continued to expand. Of our 15 branches and sub-branches in the Mainland, 12 have been permitted to conduct RMB business (except for Mainland residents) while 13 have been qualified as QDIIs. During the year, we formed strategic alliances with a number of insurance companies to develop insurance agency business in China. Moreover, we introduced a number of QDII products that were met with enthusiastic response from Mainland customers.

The Group's wholly-owned subsidiary Nanyang Commercial Bank (China) Limited – NCB (China) in short – was officially incorporated in China on 14 December 2007 and commenced operation at its Shanghai headquarters as from 24 December 2007. This is a milestone for the Group on its way to attaining a solid presence in China as NCB (China) is an integral part of the Group's dualistic approach in developing its Mainland business. It will offer comprehensive banking services in China while BOCHK and Chiyu Banking Corporation remain foreign-funded banks focusing on corporate banking and foreign exchange businesses in China.

Treasury

The Group's Treasury business continued to grow by diversifying its investment portfolio, expanding its product offerings and capturing new demand.

Net operating income before impairment allowances increased by 18.0% to HK$6,075 million, due primarily to the 33.2% rise in net interest income which was attributable to the growth of surplus funds and higher investment yield. Other operating income decreased by 72.3% to HK$206 million, caused mainly by the net trading loss from foreign exchange swap contracts and lower net trading income from interest rate instruments and commodities. Profit before taxation decreased by 28.3% to HK$3,315 million. Impairment allowances of HK$2,133 million have been provided for the Group's portfolio of US asset-backed securities.

In view of the increasing volatility in the market, the Group closely monitored its asset and liability structure as well as the movements of credit spread. Appropriate investment strategies were adopted to grow the return on surplus funds. In addition, we captured a substantial chunk of the local IPO business during the year. In our role as receiving bank for 36 IPOs, we managed a total of over HK$1,900 billion in IPO-related funds.

We expanded our treasury product portfolio with concrete results. We embarked on a notes programme by issuing the first batch of structured notes in February 2007. Our equity warrants were also launched and are now traded on the Stock Exchange of Hong Kong. These products have attracted keen response from customers. To further diversify our product range and solidify our position in the local RMB market, we stepped up the marketing of RMB non-deliverables forward contracts.

Insurance

The Insurance segment achieved satisfactory growth in 2007 by enhancing its product offerings and service quality.

Net operating income before impairment allowances increased by a strong 58.2% to HK$378 million. Net interest income surged by 66.6% to HK$788 million due mainly to increased investment in debt securities made possible by significant growth in premium income. Other operating income grew by 40.6% to HK$9,030 million with higher net insurance premium income. Profit before taxation increased by 50.0% to HK$261 million.

The synergy effect expected of the acquisition by the Group of BOC Life in 2006 was becoming increasingly evident. Supported by the Group's extensive distribution network and through product innovation, service enhancement, and brand building, we not only heightened income and profit but also strengthened our market position and captured a larger market share in the insurance business.

Outlook

Looking ahead, we are cautiously positive about the economic prospects of our two major markets – Hong Kong and the Mainland – in 2008. The Hong Kong economy is forecast to sustain stable GDP growth as investor and consumer sentiments remain favourable. Continued improvement in the local labour market and household income will be conducive to consumer spending, property sales and the demand for banking services. Across the border, the Chinese economy is expected to stay on a healthy growth track and give rise to fresh business opportunities for Hong Kong. However, we will not underestimate the negative impact of the higher degree of uncertainty hovering over the global credit market in general and the US economy in particular. The investment market and interest rate movements would likely be subject to greater volatility. At the same time, inflationary pressure is expected to persist with internal demand and imports, thus resulting in higher operating costs – something we need to manage more proactively.

We are now into the third year of our 2006-2011 strategic plan. Our priority this year is to make the most of our successfully implemented RPC model to fortify our leading market position in Hong Kong. We will take advantage of our significantly reinforced customer relationship platforms to drive growth in product distribution through cross-selling. We will leverage our enhanced product manufacturing capabilities to develop and diversify our service portfolio. With better channel utilisation and workflow, we are now in a better position to achieve more effective marketing and sales.

Given the momentum and the good results achieved in the past year, we will strive to maintain our lead in the Group's strong segments, including mortgage lending, loan syndication and RMB banking services in Hong Kong. We will focus on further improving our loan structure by growing high ROE segments, including SME loans, trade finance, as well as personal loans and credit card business. By exploiting our enhanced customer platform and segmentation, we aim to drive the growth of wealth management services for high net-worth customers. We will also solidify our market position in fast growing areas such as investment and insurance agency services and place special emphasis on increasing non-interest income.

The Mainland sector is expected to grow in importance in the Group's development. Now that NCB (China) is in full swing, we will expand our services to customers and identify suitable locations in targeted cities to enlarge our branch network in China. At the same time, we will continue to forge closer cooperation with BOC for business development and mutual gains. In the area of personal banking, we will introduce our wealth management services to Mainland customers and expand our credit card business. On the corporate banking front, with initial success in 2007, our key emphases in the coming year are to grow our cash management and custodian services in collaboration with BOC and play an active role as service provider for big corporations, institutional clients and QDIIs in the Mainland. BOC Services Company Limited, our new joint venture with BOC, will help us strengthen bank card-related service and support in the rapidly growing Mainland market. By leveraging our position as the principal bank for BOC's Asia-Pacific Loan Syndication Centre, we will work closely with BOC to explore business opportunities in the Region.

In concluding, I wish to thank the Board of Directors for their guidance. I also wish to extend my heartfelt appreciation to my Management team and all the staff for their commitment and ingenuity that have enabled us to deliver growth, quality and excellence year after year.



HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 25 March 2008


The Launch Ceremony of Great Olympi

SWIFTER,

In celebration of the 500-day countdown to Beijing Olympic Games, we launched a host of "Great Olympic Offers", including deposit, mortgage, commercial lending and credit card services, to our customers.




HIGHER, STRONGER

The following sections provide an analysis of the Group's performance, financial position, and risk management. These should be read in conjunction with the financial statements included in this Annual Report.

PERFORMANCE MEASUREMENT

The Group delivered satisfactory results in 2007. The following table highlights the Group's financial performance in terms of earnings, dividend payout, cost efficiency, asset growth, loan quality, and capital strength. These encouraging results can be attributed to the successful execution of the Group's strategic plan for 2006-2011, and the generally favourable economic environment.

Financial Indicators	Performance	Result Highlights
Earnings	• Operating profit before impairment allowances increased by 32.1% to HK$19,481 million. • Profit attributable to shareholders increased by 10.3% to HK$15,446 million.	• **Both operating profit before impairment allowances and profit attributable to shareholders: record highs since IPO**
ROE[1] and ROA[2]	• ROE and ROA were 17.40% and 1.53% respectively. • ROE and ROA before impairment allowances rose by 4.03 percentage points and 0.28 percentage point to 21.95% and 1.89% respectively.	• **ROE: 17.40%** • **ROA: 1.53%**
Dividend payout ratio	The proposed final dividend plus the interim dividend represent a total payout ratio of 62.6%, which is within the range set out in the Group's dividend policy.	• **2007 full year dividend per share: up 7.9%**
Net interest income and net interest margin	• Net interest income increased by 22.5% to HK$19,395 million. • Net interest margin rose from 1.90% in 2006 to 2.07% in 2007 mainly due to the improvement in net interest spread.	• **Net interest income up 22.5%** • **Net interest margin: 2.07%**
Non-interest income[3]	Non-interest income was up 43.6%, primarily driven by investment-related agency fee income. Non-interest income to operating income[4] ratio increased by 3.15 percentage points to 28.84% due to a higher growth rate in non-interest income relative to net interest income.	• **Non-interest income to operating income ratio: 28.84%**
Cost efficiency	Cost-to-income ratio dropped further by 2.26 percentage points to 28.52% as increase in operating income outpaced that of operating expenses. Operating income increased by 27.9% while operating expenses increased by 18.5%.	• **Cost-to-income ratio: 28.52%, well below the market average**
Total assets	• Total assets increased by 14.9% to HK$1,067.6 billion as total deposits from customers grew by 14.2% to HK$793.6 billion.	• **Total assets: up 14.9%**
Loan quality	• Formation of new classified loans[5] remained at a low level, being less than 0.3% of total loans. • Classified or impaired loan[6] ratio declined by 0.13 percentage point from 0.57% in 2006 to 0.44% at end-2007.	• **Classified or impaired loan ratio: 0.44%**
Capital strength and liquidity	Capital adequacy ratio and liquidity ratio remained strong.	• **Capital adequacy ratio: 13.08%** • **Liquidity ratio: 50.92%**

(1) ROE represents return on average capital and reserves attributable to the equity holders of the Company.
(2) ROA represents return on average total assets and is defined in "Financial Highlights".
(3) Non-interest income represents net fees and commission income, net trading income, net gain/(loss) on financial instruments designated at fair value through profit or loss, net gain/(loss) on investments in securities, net insurance premium income, other operating income and net insurance benefits and claims.
(4) Operating income comprises net interest income and non-interest income as defined in (3) above.
(5) Classified loans are advances to customers which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality.
(6) Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

HIGHLIGHTS OF THE GROUP'S PROGRESS IN IMPLEMENTING THE 2006-2011 STRATEGIC PLAN

The Group formulated and implemented its 2006-2011 strategic plan in 2006 with the vision of becoming a top-quality financial services provider with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. 2007 was the second year of the implementation of this strategic plan and significant progress was recorded (For further details, please refer to Progress Update of 2006-2011 Strategic Plan on pages 49 to 50 of this report).

- The Group maintained its **leading position** in the syndication loan market covering Hong Kong, Macau and the Mainland, local residential mortgage business, Hong Kong RMB banking business, RMB card merchant acquiring business and RMB card issuing business. The Group also acted as joint lead manager and book runner for all three RMB bonds issued in Hong Kong and was the market leader in the business.

- The stronger **wealth management** platform put in place since 2005 helped significantly increase the total number of wealth management customers by 68% and assets under management by 46% in 2007. During the year, private placement services were successfully launched to better serve high net worth individuals.

- The Group completed its implementation of the **RPC model**. Dedicated and professional teams have been formed to focus on the development of product and relationship management. The Group's distribution network was further optimised. During the year, various business models were refined and workflows streamlined. As a result of these initiatives, the Group recorded broad-based growth in both deposits and loans in 2007. More importantly, strong growths were registered in the **high return segments**, such as investment and insurance business, lending by Mainland branches, trade finance and SME loans.

- The Group's **product manufacturing capabilities** were further enhanced. A range of new products were developed and launched during the year, including structured notes, equity warrants and QDII products under the Group's own brand. Securities products such as the stock broking services were upgraded to handle the significant increase in trading volume.

- The Group **expanded its service platform** to cover custody services. A custody service team was formed and major service platforms were put in place to pave the way for expansion. At the same time, the Group also formed a special purpose entity with BOC to provide back-end service support to BOC Group Bank Card in the Mainland.

- Nanyang Commercial Bank (China) Limited ("NCB (China)") was incorporated in the Mainland and business commenced in December 2007. NCB (China) is an integral part of the Group's **China business model** which adopts a dualistic approach in developing Mainland-related business.

BUSINESS ENVIRONMENT

Hong Kong Real GDP


YoY% change
10.0
9.0
8.0
7.0
6.0
5.0
06Q1
06Q2
06Q3
06Q4
07Q1
07Q2
07Q3
07Q4
Year / Quarter

Source: Bloomberg

Hong Kong Unemployment Rate


%
4.5
4.0
3.5
3.0
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

On the back of robust economic growth in Hong Kong, the local banking sector could operate in a largely favourable environment in 2007. Boosted by strong private consumption, business investment, inbound tourism, exports of merchandise and services as well as an active financial market, Hong Kong's economy registered growth for the fourth consecutive year, with real GDP growing by 6.3% in 2007. The unemployment rate edged down further to 3.4%. However, owing to strong internal demand and the impact of imported inflation, inflationary pressure in Hong Kong mounted with the composite consumer price index rising by 3.8% by the end of the year.

Federal Funds Target Rate


%
5.5
5.0
4.5
4.0
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

HIBOR


%
6.0
5.0
4.0
3.0
1-month HIBOR
3-month HIBOR
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

HKD and USD interest rates were relatively stable in the first half of 2007 but became more volatile in the second half. In the first half of the year, US Federal Funds Target Rate remained at 5.25% while LIBOR remained flat. Meanwhile, owing to increased demand for IPO funds, HKD short-term market rates rose steadily. However, tightened interbank liquidity from credit crunch in international markets and heightened demand for local liquidity driven by IPO activities caused short-term market rates to surge in August. In September, in order to alleviate the tightened interbank market, the US Federal Reserve lowered the US Federal Funds Target Rate, which marked the beginning of the interest rate cut cycle. During the fourth quarter, US Federal Funds Target Rate was cut by an aggregate of 100 basis points to 4.25%. Banks in Hong Kong followed the rate cut and both 1-month HIBOR and LIBOR declined in the period. During the year, the yield curve steepened, as evidenced by the broader average interest spread of 52 basis points in 2007 between 2-year Exchange Fund notes and its 10-year counterparts, versus 31 basis points in 2006.

In 2007 the Group's average HKD Prime rates decreased by 44 basis points whereas the average 1-month HIBOR increased by 16 basis points. As a result, HKD Prime-to-one month HIBOR spread (hereinafter called "Prime-HIBOR spread") narrowed by 60 basis points to 3.31%.

Hang Seng Index


34,000
30,000
26,000
22,000
18,000
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Source: Bloomberg

Underpinned by broad-based economic growth in Hong Kong and continuous capital inflow, the local stock market performed strongly though not without certain volatility in 2007. Driven by a large number of IPO activities and the extension of the Qualified Domestic Institutional Investor (QDII) Scheme, at one point the Hang Seng Index (HSI) rocketed to a record high of over 30,000 points in October. However, the uncertainty that started creeping in across global credit markets thereafter caused the market to become more volatile and the HSI closed at 27,813 points at end-2007, which was still 39% higher than that at end-2006. Total transaction volume more than doubled. Amid the buoyant stock market, there was strong demand for investment-linked instruments. The spate of IPO activities also boosted IPO-related lending for banks in Hong Kong.

Because of higher household income and lower mortgage rates, the local residential property market continued to revive. During the year, property prices increased significantly and the transaction volume shot up to a record high in 10 years. Inflation, together with the concern for negative real interest rates in Hong Kong resulting from aggressive US rate cuts, drove up the demand for real estate investment which in turn fueled the growth of mortgage lending.

Basically favourable economic fundamentals allowed the local banking sector to operate under a benign credit environment. The loan quality of retail banks further improved with the classified loan ratio dropping to 0.86% at end-2007.

In 2007, the local banking sector was able to benefit from the expansion of domestic demand, buoyant investment markets and improved loan quality despite inflated operating expenses and compressed margins due to intensified market competition.

CONSOLIDATED FINANCIAL REVIEW

In 2007, the Group achieved satisfactory financial results and made significant progress in implementing its strategic plan for 2006-2011. Both operating profit before impairment allowances and profit attributable to shareholders reached record highs since its IPO in 2002. Driven by strong growth in core earnings, operating profit before impairment allowances increased by HK$4,730 million, or 32.1%, to HK$19,481 million. Impairment allowances on securities and a lower net reversal of loan impairment allowances adversely affected the profit performance for the year. Despite these, the Group's profit attributable to shareholders rose by HK$1,439 million, or 10.3%, to HK$15,446 million. Earnings per share were HK$1.4609, up HK$0.1361. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.53% and 17.40% respectively. ROA and ROE before impairment allowances improved by 0.28 percentage point and 4.03 percentage points to 1.89% and 21.95% respectively.

Operating Profit before Impairment Allowances


HK$m
20,000
15,000
10,000
5,000
0
11,595
10,352
12,403
14,751
19,481
2003*
2004*
2005
2006
2007

Profit Attributable to Equity Holders


HK$m
20,000
15,000
10,000
5,000
0
7,963
11,963
13,596
14,007
15,446
2003*
2004*
2005
2006
2007

Dividend per Share


HK$
1.00
0.75
0.50
0.25
0
0.515
0.715
0.808
0.848
0.915
2003*
2004*
2005
2006
2007

Earnings per Share


HK$
2.00
1.50
1.00
0.50
0
0.7532
1.1315
1.2859
1.3248
1.4609
2003*
2004*
2005
2006
2007

* Excluding BOC Life

Financial Highlights

HK$'m, except percentage amounts	2007	2006
Operating income	**27,254**	21,309
Operating expenses	**(7,773)**	(6,558)
Operating profit before impairment allowances	**19,481**	14,751
Net (charge)/reversal of impairment allowances	**(1,448)**	1,794
Others	**1,093**	594
Profit before taxation	**19,126**	17,139
Profit attributable to equity holders of the Company	**15,446**	14,007
Earnings per share (HK$)	**1.4609**	1.3248
Return on average total assets	**1.53%**	1.56%
Return on average shareholders' funds*	**17.40%**	17.02%
Return on average total assets before impairment allowances	**1.89%**	1.61%
Return on average shareholders' funds before impairment allowances*	**21.95%**	17.92%
Net interest margin	**2.07%**	1.90%
Non-interest income ratio	**28.84%**	25.69%
Cost-to-income ratio	**28.52%**	30.78%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	2007	2006
Interest income	**46,056**	40,271
Interest expense	**(26,661)**	(24,436)
Net interest income	**19,395**	15,835
Average interest-earning assets	**938,377**	835,493
Net interest spread	**1.65%**	1.47%
Net interest margin	**2.07%**	1.90%

Net interest income increased by HK$3,560 million, or 22.5%, to HK$19,395 million in 2007. Average interest-earning assets grew by HK$102,884 million, or 12.3%, to HK$938,377 million. Net interest margin was 2.07%, up 17 basis points from 1.90% in 2006, due mainly to an increase of 18 basis points in net interest spread despite a decline of 1 basis point in the contribution from net free fund.

Market interest rates in 2007 on average were higher than in 2006. In the first half of 2007, market interest rates were relatively stable. However, the tightening of credit markets and fears of liquidity crunch led to a surge in one-month LIBOR in August 2007. After three interest rate cuts announced by the US Federal Reserve in the second half of 2007, one-month LIBOR fell from the peak of 5.82% in September 2007 to 4.60% at end-2007. Meanwhile, HKD short-term interest rates moved more or less in the same direction as USD rates. One-month HIBOR peaked at 5.70% in October 2007 and then dropped to 3.25% at end-2007. Average one-month HIBOR rose by 16 basis points to 4.28% versus 4.12% a year ago while average one-month LIBOR increased by 15 basis points to 5.25% during the same period. The Group's average HKD Prime rate was down by 44 basis points to 7.59%, thus narrowing the HKD Prime-HIBOR spread by 60 basis points to 3.31%.

The increase in the Group's net interest income was mainly driven by the growth in interest-earning assets and widening of net interest margin. Average interest earning assets grew by 12.3%, driven primarily by the increase in average customer deposits. Average gross yield on debt securities investments rose by 32 basis points following the re-pricing of debt securities. Maturing lower yielding securities were reinvested in higher yielding investments. At the same time, the Group's asset mix improved with average loans and advances to customers increased to 40.71% of total average interest-earning assets, up 0.75 percentage point from the previous year. Loan mix also improved with strong growth recorded in the higher yielding segments such as Mainland lending, SME loans and trade finance. However, as Prime-HIBOR spread narrowed and pricing pressure continued, loan spread was compressed. Weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme ("GHOS") mortgages, decreased by 10 basis points to 2.66% from 2.56% below HKD Prime rate. Meanwhile, total deposit spread widened as savings deposits spread increased with higher average market rates. The Group also made conscious effort in managing funding costs by enhancing the interest rate tier system applicable to savings deposits.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Year ended 31 December 2007		Year ended 31 December 2006	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %
Loans to banks	**207,454**	**4.01**	177,465	3.90
Debt securities investments	**331,422**	**4.92**	302,349	4.60
Loans and advances to customers	**382,040**	**5.45**	333,901	5.65
Other interest-earning assets	**17,461**	**3.73**	21,778	2.63
Total interest-earning assets	**938,377**	**4.91**	835,493	4.82
Non interest-earning assets	**94,200**	**–**	80,407	–
Total assets	**1,032,577**	**4.46**	915,900	4.40

	Year ended 31 December 2007		Year ended 31 December 2006	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**45,819**	**3.38**	44,859	2.99
Current, savings and fixed deposits	**742,152**	**3.27**	653,237	3.35
Certificate of deposits issued	**2,266**	**3.58**	3,484	3.22
Other interest-bearing liabilities	**27,189**	**2.92**	28,232	3.78
Total interest-bearing liabilities	**817,426**	**3.26**	729,812	3.35
Non interest-bearing deposits	**36,866**	**–**	32,807	–
Shareholders' funds* and non interest-bearing liabilities	**178,285**	**–**	153,281	–
Total liabilities	**1,032,577**	**2.58**	915,900	2.67

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Second Half Performance
In the second half of 2007, net interest income increased by HK$1,589 million, or 17.8%, compared to the first half. Average interest-earning assets grew by HK$109,791 million, or 12.4%. Both net interest margin and net interest spread rose by 7 basis points.

Improvement in net interest income was mainly attributable to the growth in interest-earning assets and continuous improvement in net interest margin. Higher average market interest rates and reinvestment of matured debt securities enhanced the average gross yield on debt securities by 15 basis points. Increase in higher yielding loans, including lending in the Mainland, SME loans and trade finance, also helped improve the loan spread. However, as Prime-HIBOR spread narrowed and pricing pressure continued, overall loan spread was compressed. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 1 basis point to 2.66% below the HKD Prime rate. On the other hand, deposit spread widened as average savings rate decreased amid higher average market rates.

Net Fees and Commission Income

HK$'m	**2007**	2006
Bills commissions	**588**	537
Loan commissions	**347**	273
Investment and insurance fee income	**4,511**	1,851
Securities brokerage (Stock broking)	**3,560**	1,383
Securities brokerage (Bonds)	**211**	105
Asset management	**683**	317
Life insurance*	**57**	46
General insurance	**96**	96
Trust services	**153**	118
Payment services	**464**	418
Credit cards	**1,027**	807
Account services	**290**	304
Guarantees	**32**	44
Currency exchange	**184**	117
RMB business	**137**	77
Correspondent banking	**37**	31
IPO-related business	**105**	60
Others	**206**	252
Fees and commission income	**8,177**	4,985
Fees and commission expenses	**(1,903)**	(1,268)
Net fees and commission income	**6,274**	3,717

* As a result of the combination with BOC Life in 2006, fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

Net fees and commission income increased by HK$2,557 million, or 68.8%, to HK$6,274 million, mainly driven by the high growth in investment and insurance fee income of HK$2,660 million or 143.7% and an increase in fees from credit card business of HK$220 million or 27.3%. To capture business opportunities arising from the buoyant stock market and IPO activities, the Group took various initiatives to drive business growth and successfully boosted its investment fee income to a record high. Fees from credit card business also showed satisfactory growth as cardholder spending and merchant acquiring volume increased by 24.1% and 32.3% respectively. Fees and commission income from RMB-related business, currency exchange, trust services, loans and payment services registered double-digit growth of 77.9%, 57.3%, 29.7%, 27.1% and 11.0% respectively. Benefiting from the IPO boom, the Group's receiving banker's fee and IPO-related brokerage fee income surged by 75.0%. As a result of the growth in transaction volume, fees and commission expenses rose by HK$635 million or 50.1%, mainly due to the increases in stock broking, credit card and RMB-related service expenses. Charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

Second Half Performance

Compared to the first half of 2007, net fees and commission income increased by HK$1,010 million, or 38.4%. The Group's stock broking business continued to perform well with the related fee income up HK$912 million or 68.9% as business volume increased. Fee income from bond sales surged by HK$81 million, or 124.6%, with strong growth in the sales of RMB-denominated bonds and structured notes. With increased business volume, commission income from loan and bills grew by 69.0% and 15.4% respectively. Fees and commission income from credit card business, RMB-related business, currency exchange and IPO-related business also increased by 18.0%, 53.7%, 52.1% and 44.2% respectively. Fees and commission expenses rose by HK$289 million, or 35.8%, mainly due to the increases in stock broking expenses, credit card expenses and business promotional expenses.

Investment and Insurance Business

HK$'m	2007	2006
Investment and insurance fee income		
Securities brokerage (Stock broking)	**3,560**	1,383
Securities brokerage (Bonds)	**211**	105
Asset management	**683**	317
Life insurance*	**57**	46
	4,511	1,851
Insurance income of BOC Life		
Net insurance premium income	**8,426**	6,195
Interest income	**788**	473
Net gain on financial instruments designated at fair value through profit or loss	**893**	420
Others	**15**	6
Gross insurance and investment income of BOC Life#	**10,122**	7,094
Less: net insurance benefits and claims	**(9,440)**	(6,655)
	682	439
Total investment and insurance income	**5,193**	2,290
Of which: Life insurance fee income*	**57**	46
Insurance income of BOC Life#	**682**	439
Total life insurance income	**739**	485
Investment fee income	**4,454**	1,805
Total investment and insurance income	**5,193**	2,290

* As a result of the combination with BOC Life in 2006, fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

\# Before commission expenses.

Total investment and insurance income grew strongly by 126.8%, reaching HK$5,193 million. Investment and insurance fee income increased by HK$2,660 million, or 143.7%, while BOC Life's insurance income was up HK$243 million, or 55.4%. Against the backdrop of the buoyant equity market, the Group took major initiatives to reinforce its stock trading platform and services which boosted the business volume of stock broking and related commission income substantially by 187.5% and 157.4% respectively. Commission from sales of bonds also increased by HK$106 million, or 101.0%, after the introduction of private placement services which helped boost the sales of structured notes significantly by 195.8%. At the same time, asset management fee income increased by HK$366 million, or 115.5%, with the sales of open-end funds rising by 125.8%. This was the result of the Group's product innovation initiatives, including the launch of its in-house developed open-end funds and certain thematic and China equity funds. Fee income from the Group's insurance business partner rose by HK$11 million, or 23.9%, with the increase in sales volume. On the other hand, BOC Life's insurance income increased by HK$243 million, or 55.4%, which was primarily attributable to higher interest income from securities investments. Meanwhile, net insurance premium income rose by 36.0% with the increase in the sales of all regular pay and single premium products. After accounting for the contribution of the HK$57 million fee income by the Group's insurance business partner, total life insurance income was HK$739 million, increasing by HK$254 million or 52.4% and the total business volume of life insurance products rose by 45.2%.

Second Half Performance

Compared to the first half of 2007, total investment and insurance income increased by HK$1,139 million, or 56.2%, mainly due to an increase in investment and insurance fee income of HK$983 million, or 55.7%. At the same time, insurance income of BOC Life rose by HK$156 million, or 59.3%.

Net Trading Income

HK$'m	**2007**	2006
Foreign exchange and foreign exchange products	**800**	1,113
Interest rate instruments	**30**	304
Equity instruments	**181**	72
Commodities	**2**	78
Net trading income	**1,013**	1,567

Net trading income recorded a decline of HK$554 million, or 35.4%. This was mainly caused by the decline in net trading income from foreign exchange and foreign exchange products as well as the decline in net trading income from interest rate instruments. Net trading income from foreign exchange and foreign exchange products decreased by HK$313 million due primarily to the net trading loss of foreign exchange swap contracts.** Meanwhile, income from other foreign exchange activities, including customer generated business, increased satisfactorily by 26.8%. Net trading income from interest rate instruments decreased by HK$274 million mainly because of the marked-to-market loss on interest rate swap contracts. Net trading income of equity instruments increased by HK$109 million, or 151.4%, primarily driven by the increases in option premium and related trading income after the successful launch of the Group's structured notes programme and equity warrants. The decrease in net trading income from commodities was mainly caused by the decline in customers' demand for bullion products as market volatility subsided as well as the increase in the net trading loss on certain commodities instruments.

Second Half Performance

Compared to the first half of 2007, net trading income increased by HK$179 million, or 42.9%, as net trading loss on foreign exchange swap contracts** was significantly lower. This was partly offset by the marked-to-market loss on interest rate swap contracts. Meanwhile, other foreign exchange activities performed satisfactorily and the related net trading income increased by 20.9%. Net trading income of equity instruments also increased by HK$41 million, or 58.6%, with higher option premium income received under the Group's structured notes programme.

** Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes without any foreign exchange risk. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income.

Net Gain/(Loss) on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	2007	2006
Net loss on financial instruments designated at FVTPL of the banking business	**(25)**	(99)
Net gain on financial instruments designated at FVTPL of BOC Life	**893**	420
Net gain on financial instruments designated at FVTPL	**868**	321

Net gain on financial instruments designated at fair value through profit or loss rose by HK$547 million, or 170.4%, mainly due to the increase in net gain on financial instruments of BOC Life arising from the capital gain from its equity investments.

Second Half Performance
Compared to the net loss of HK$394 million recorded in the first half of 2007, a net gain on financial instruments designated at fair value through profit or loss of HK$1,262 million was recorded in the second half of the year, mainly due to the marked-to-market gain of debt securities investments and capital gain from the equity investments of BOC Life.

Net Insurance Premium Income

HK$'m	2007	2006
Life and Annuity	**6,595**	5,852
Linked Long Term	**1,840**	348
Retirement Scheme	**–**	3
	8,435	6,203
Reinsurers' share of gross earned premiums	**(9)**	(8)
Net insurance premium income	**8,426**	6,195

Net insurance premium income grew by HK$2,231 million, or 36.0%, to HK$8,426 million, as premium income from sales of new insurance policies increased by 36.9%. The Group continued to improve its product mix by launching a host of promotional activities for regular pay and investment-linked products. A wide range of new single premium products was also launched to meet different customers' needs. As a result, net insurance premium income from single premium and regular premium products increased by 37.0% and 27.4% respectively. In particular, net insurance premium income from investment-linked products rose by 428.5%.

Second Half Performance
Compared to the first half of 2007, net insurance premium income rose significantly by HK$2,560 million, or 87.3%, to HK$5,493 million. The increase was mainly attributable to the 89.6% growth in premium income from sales of new insurance policies.

Net Insurance Benefits and Claims

HK$'m	2007	2006
Life and Annuity	**7,527**	6,309
Linked Long Term	**1,915**	344
Retirement Scheme	**2**	3
	9,444	6,656
Reinsurers' share of claims, benefits and surrenders paid	**(4)**	(1)
Net insurance benefits and claims	**9,440**	6,655

Net insurance benefits and claims increased by HK$2,785 million, or 41.8%, to HK$9,440 million, which was in line with the growth of net insurance premium income. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Second Half Performance

Compared to the first half of 2007, net insurance benefits and claims increased significantly by HK$4,176 million, or 158.7%, driven by the increase in business and change in market interest rates.

Operating Expenses

HK$'m, except percentage amounts	2007	2006
Staff costs	**4,656**	4,004
Premises and equipment expenses (excluding depreciation)	**958**	868
Depreciation on owned fixed assets	**787**	671
Other operating expenses	**1,372**	1,015
Operating expenses	**7,773**	6,558
Cost-to-income ratio	**28.52%**	30.78%

In line with the overall business expansion of the Group, operating expenses were up HK$1,215 million, or 18.5%, to HK$7,773 million. Staff costs rose by HK$652 million or 16.3% after pay rise and the recruitment of new staff for business expansion and infrastructure renovation. Compared to end-2006, headcount measured in full-time equivalents rose by 429 to 13,427 at end-2007.

Premises and equipment expenses increased by HK$90 million, or 10.4%, primarily due to higher rental and IT costs.

Depreciation on owned fixed assets rose by HK$116 million, or 17.3%, to HK$787 million, largely due to the appreciation of the value of bank premises and the increase in depreciation on computer equipment.

The increase of HK$357 million, or 35.2%, in other operating expenses was caused by growing business volume and higher promotional expenses.

Second Half Performance

Compared to the first half of 2007, total operating expenses rose by HK$937 million, or 27.4%, mainly due to growing business volume, the rise in promotional expenses and staff costs after salary adjustment in the second quarter of the year.

Net Reversal of Loan Impairment Allowances on Advances

HK$'m	**2007**	2006
Net Reversal/(Charge) of Loan Impairment Allowances on Advances		
Individual assessment		
– new allowances	**(330)**	(647)
– releases	**299**	313
– recoveries	**1,311**	2,053
Collective assessment		
– new allowances	**(625)**	(194)
– releases	**–**	203
– recoveries	**30**	62
Net Reversal of Loan Impairment Allowances on Advances	**685**	1,790

The Group recorded a net reversal of loan impairment allowances on advances of HK$685 million, down HK$1,105 million or 61.7%, compared to 2006. The decrease was mainly due to the decline in both loan recoveries and release of allowances.

As new allowances were mostly offset by the releases of allowances, net loan impairment charge from individual assessment (before recoveries) was HK$31 million, down HK$303 million. The decrease in net impairment charge (before recoveries) was caused by the decline in new allowances as loan quality continued to improve. A sum of HK$330 million of new allowances was made to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

Net charge of collective impairment allowances (before recoveries) amounted to HK$625 million, compared to the net release of HK$9 million in 2006. The increase in the net impairment charge (before recoveries) was mainly attributable to growth in the loan portfolio and the continuous refinement of the collective assessment methodology. Reduction in release of allowances due to significant improvement in loan quality during the past years also contributed to the increase in the net impairment charge.

The Group continued to make progress in recoveries of loans that were previously written off. Total recoveries in individual and collective assessment amounted to HK$1,341 million, down HK$774 million compared to 2006 during which certain large accounts were recovered.

Second Half Performance
Net reversal of loan impairment allowances rose by HK$353 million or 212.7% in the second half of 2007, mainly attributable to the recoveries of certain large accounts, which were partly offset by the increase in net impairment charge from collective assessment and individual assessment.

The Group's loan quality continued to improve with the classified or impaired loan ratio# having improved by 0.13 percentage point to 0.44% at end-2007. This was mainly due to the 9.3% reduction in classified or impaired loans and 19.0% growth in advances to customers.

Classified Loan Ratio


%
10
8
6
4
2
0
7.98%
5.82%
2.95%
1.28%
0.57%
0.44%
2002
2003
2004
2005
2006
2007

Classified loan ratio* also fell by 0.13 percentage point to a record low of 0.44% at end-2007. Over the past six years, the Group's classified loans have been reduced at a compound annual rate of 41%. Classified loan ratio dropped substantially from 7.98% at end-2002 to 0.44% at end-2007.

* Classified loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality.

\# Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

Net Charge of Impairment Allowances on Securities Investments

HK$'m	2007	2006
Held-to-maturity securities	(1,844)	–
Available-for-sale securities	(289)	–
Net charge of impairment allowances on securities investments	(2,133)	–

In 2007, the Group made HK$2,133 million of impairment charge for its portfolio of US asset-backed securities, as a result of the increasing market volatility and its adoption of appropriate provisioning policy.

There were further volatile movements in the market during 2008. The Group will continue to monitor the market closely and will conduct a thorough impairment assessment based on conditions at the end of the first quarter of 2008. For details about the composition and changes in the Group's investment securities portfolio, and the impairment and provisioning policies on investment, please refer to Note 28 and Note 2 to the Financial Statements.

Second Half Performance

In the second half of 2007, the Group made HK$2,133 million of impairment charge for its portfolio of US asset-backed securities.

Property Revaluation

HK$'m	2007	2006
Net gain/(loss) on revaluation of premises	19	(1)
Net gain on fair value adjustments on investment properties	1,056	574
Deferred tax	(143)	(55)
Net gain on fair value adjustments on investment properties, after tax	913	519

The aggregate impact of property revaluation before tax on the income statement was HK$1,075 million, of which HK$1,056 million came from the revaluation of investment properties and HK$19 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$143 million. As a result, the net impact of fair value adjustments on investment properties on the Group's profit attributable to equity holders in 2007 was HK$913 million. The net gain on property revaluation was in line with the trend of rising property prices in 2007.

Second Half Performance

Compared to the first half of 2007, net gain from revaluation of investment properties, after tax increased by HK$203 million because of rising local property prices in the second half of 2007.

Financial Position

HK$'m, except percentage amounts	**At 31 December 2007**	At 31 December 2006
Cash and balances with banks and other financial institutions	**159,065**	105,236
Placements with banks and other financial institutions maturing between one and twelve months	**53,154**	56,373
Hong Kong SAR Government certificates of indebtedness	**32,770**	34,750
Securities investments*	**335,623**	330,385
Advances and other accounts	**420,234**	352,858
Fixed assets and investment properties	**31,351**	27,221
Other assets**	**35,440**	22,130
Total assets	**1,067,637**	928,953
Hong Kong SAR currency notes in circulation	**32,770**	34,750
Deposits and balances of banks and other financial institutions	**60,599**	49,034
Deposits from customers	**793,606**	694,691
Debt securities in issue at amortised cost***	**2,089**	-
Insurance contract liabilities	**22,497**	14,239
Other accounts and provisions	**61,018**	49,599
Total liabilities	**972,579**	842,313
Minority interests	**2,216**	1,985
Capital and reserves attributable to the equity holders of the Company	**92,842**	84,655
Total liabilities and equity	**1,067,637**	928,953
Loan-to-deposit ratio	**51.66%**	49.32%

* Securities investments comprise investment in securities and financial assets at fair value through profit or loss.

** Interests in associates, derivative financial instruments and deferred tax assets are included in other assets.

*** Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.

Balance Sheet Mix as at 31 December 2007


HK$'m/(%)
68,210 (6%)
31,351 (3%)
159,065 (15%)
53,154 (5%)
420,234 (40%)
335,623 (31%)

Balance Sheet Mix as at 31 December 2006


HK$'m/(%)
56,880 (6%)
27,221 (3%)
105,236 (11%)
56,373 (6%)
352,858 (38%)
330,385 (36%)

- Cash and balances with banks and other financial institutions
- Placements with banks and other financial institutions maturing between one and twelve months
- Securities investments
- Advances and other accounts
- Fixed assets and investment properties
- Other assets

The Group's total assets were HK$1,067,637 million at 31 December 2007, up HK$138,684 million or 14.9% from the end of 2006. Key changes include:

- Cash and balances with banks and other financial institutions increased by HK$53,829 million, or 51.2%, mainly due to the increase in interbank placements maturing within one month.

- Advances and other accounts increased by HK$67,376 million, or 19.1%, primarily driven by the growth of advances to customers by HK$65,972 million, or 19.0%.

- Securities investments increased slightly by HK$5,238 million, or 1.6%. As of 31 December 2007, the Group's exposure in US subprime asset-backed securities fell to HK$4.1 billion from HK$12.8 billion as of end-June 2007.

- Other assets increased by HK$13,310 million, or 60.1%, as a result of the increase in derivative financial instruments and accounts receivable of shares due to increased stock transactions by customers.

Advances to Customers

HK$'m, except percentage amounts	At 31 December 2007	%	At 31 December 2006	%
Loans for use in Hong Kong	**305,677**	**74.0**	274,290	79.0
Industrial, commercial and financial	**168,656**	**40.8**	148,780	42.9
Individuals	**137,021**	**33.2**	125,510	36.1
Trade finance	**24,275**	**5.9**	16,865	4.9
Loans for use outside Hong Kong	**83,110**	**20.1**	55,935	16.1
Total advances to customers	**413,062**	**100.0**	347,090	100.0

Total advances to customers grew strongly by HK$65,972 million, or 19.0%, covering both corporate loans and individual loans. In particular, higher yielding segments including lending in the Mainland, trade finance and SME lending, recorded substantial growths of 60.9%, 43.9% and 32.2% respectively. The strong growth in loans was mainly the result of the Group's effective implementation of its strategies under the new business model as well as greater domestic demand arising from a robust economy.

Loans for use in Hong Kong grew by 11.4%:

- Lending to the industrial, commercial and financial sectors rose by HK$19,876 million, or 13.4%, to HK$168,656 million, driven by loans for property investment, transport and transport equipment and manufacturing.
- Residential mortgage loans (excluding those under GHOS) increased by HK$9,630 million, or 9.9%, to HK$106,583 million as a result of the Group's effective product innovation and marketing efforts, helped by greater demand in the property market.
- Card advances grew by HK$955 million, or 19.9%, to HK$5,761 million with the increase in cardholder spending.
- Other consumer lending increased considerably by HK$1,193 million, or 12.5%, to HK$10,708 million, mainly driven by the growths in personal loans and tax loans.

Trade finance grew strongly by HK$7,410 million, or 43.9%, thanks to the Group's intense promotional efforts, improved business model and the robust import and export trade. Meanwhile, loans for use outside Hong Kong increased considerably by HK$27,175 million or 48.6%. The increase was mainly fuelled by overseas lending and loan growth of the Group's Mainland branches.

Second Half Performance

The Group's growth momentum in total loans continued in the second half of the year. Compared to the first half figures of 2007 which included a considerable sum of IPO financing, total loans rose by HK$20,251 million, or 5.2% in the second half. Excluding the impact of IPO financing, total advances to customer would have shown an even stronger increase of 9.4%. Strong growth momentum was shown in individual loans, trade finance and loans for use outside Hong Kong. Residential mortgages increased by HK$6,466 million, or 6.5%, while trade finance rose by HK$2,677 million, or 12.4%. Loans for use outside Hong Kong grew significantly by HK$17,020 million, or 25.8%. Corporate loans in Hong Kong increased by HK$7,310 million, or 4.5%, after excluding IPO financing at the end of June 2007.

Total Advances to Customers by Currency Mix (%)


6%
16%
78%
2007.12.31
3%
14%
83%
2006.12.31
HKD
USD
Others

In terms of currency mix, advances to customers in all types of currency increased when compared to end-2006. HKD and USD advances to customers accounted for 78.4% and 15.6% respectively at the end of 2007. Other currency advances to customers accounted for 6.0%.

Deposits from Customers

HK$'m, except percentage amounts	At 31 December 2007	%	At 31 December 2006	%
Demand deposits and current accounts	**40,499**	**5.1**	30,979	4.4
Savings deposits	**286,653**	**35.9**	256,653	36.5
Time, call and notice deposits	**466,454**	**58.3**	407,059	57.8
Total deposits from customers	**793,606**	**99.3**	694,691	98.7
Structured deposits	**5,959**	**0.7**	9,085	1.3
Adjusted total deposits from customers	**799,565**	**100.0**	703,776	100.0

Total deposits from customers were HK$793,606 million, up HK$98,915 million, or 14.2%. Demand deposits and current accounts increased by 30.7% or HK$9,520 million. Savings deposits rose by 11.7% or HK$30,000 million while time, call and notice deposits increased by 14.6% or HK$59,395 million. Structured deposits, a hybrid of retail deposit and derivatives offering a higher nominal interest rate, decreased by 34.4% or HK$3,126 million, as customers chose to switch their funds under the robust investment environment. The Group's loan-to-deposit ratio increased by 2.34 percentage points to 51.66% at the end of 2007 as total loan growth outstripped deposit growth.

Second Half Performance

Total deposits from customers in the second half of 2007 declined by HK$10,308 million, or 1.3%, mainly due to the substantial amount of IPO deposits recorded in the first half. Demand deposits and current accounts dropped by 64.9%, or HK$74,944 million. Savings deposits increased by 16.2% or HK$40,003 million while time, call and notice deposits increased by 5.6% or HK$24,633 million. On the other hand, structured deposits decreased by 48.6% or HK$5,644 million. Should the estimated impact of IPO-related funds be excluded, total deposits from customers would have increased by 8.9%.

Adjusted Total Deposits from Customers by Currency Mix (%)


10%
21%
69%
2007.12.31
9%
21%
70%
2006.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 69.1% and 21.0% respectively at the end of 2007, while other currency deposits accounted for 9.9%. The Group's HKD loan-to-deposit ratio was 58.7%, up from 58.3% at end-2006, as HKD loan growth outpaced that of HKD deposit.

Loan Quality

HK$'m, except percentage amounts	At 31 December 2007	At 31 December 2006
Advances to customers	**413,062**	347,090
Classified or impaired loan ratio&	**0.44%**	0.57%
Impairment allowances	**1,385**	1,103
Regulatory reserve for general banking risks	**4,130**	3,621
Total allowances and regulatory reserve	**5,515**	4,724
Total allowances as a percentage of advances to customers	**0.34%**	0.32%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.34%**	1.36%
Impairment allowances on classified or impaired loan ratio##	**22.52%**	28.62%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.15%**	0.21%
Card advances – delinquency ratio**#	**0.28%**	0.25%

	2007	2006
Card advances – charge-off ratio#	**2.40%**	2.44%

& Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition.

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

Movement of Classified Advances to Customers

In HK$ bln	2007	2006
Beginning balance	**2.0**	4.3
New classified loans	**1.2**	0.9
Upgraded classified loans	**(0.1)**	(0.3)
Collection	**(1.1)**	(2.0)
Write-off	**(0.3)**	(0.8)
Others	**0.1**	(0.1)
Ending balance	**1.8**	2.0

The Group's loan quality continued to improve in 2007 with the classified loan ratio falling to a historical low of 0.44%, against 0.57% at end-2006. Classified loans decreased by approximately HK$0.2 billion or 9.4% to HK$1.8 billion. New classified loans remained at a low level, representing less than 0.3% of total loans outstanding. Total collections amounted to approximately HK$1.1 billion. Write-off of classified loans amounted to HK$0.3 billion.

Total impairment allowances, including both IA and CA, amounted to HK$1,385 million. Impairment allowances on classified or impaired loans ratio was 22.52%. The Group's regulatory reserve increased by HK$509 million to HK$4,130 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve with the combined delinquency and rescheduled loan ratio dropping by 0.06 percentage point from 0.21% at end-2006 to 0.15% at-end 2007. The quality of card advances remained sound, with the charge-off ratio decreasing from 2.44% to 2.40% in 2007.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 31 December 2007**	Restated At 31 December 2006 (Unaudited)
Core capital	**67,145**	68,295
Deductions	**(483)**	(486)
Core capital after deductions	**66,662**	67,809
Supplementary capital	**5,161**	4,194
Deductions	**(483)**	(486)
Supplementary capital after deductions	**4,678**	3,708
Total capital base after deductions	**71,340**	71,517
Risk-weighted assets		
Credit risk	**510,970**	426,130
Market risk	**7,998**	5,001
Operational risk	**39,139**	32,901
Deductions	**(12,875)**	(9,124)
Total risk-weighted assets	**545,232**	454,908
Capital adequacy ratios (banking group level)		
Core capital ratio	**12.23%**	14.91%
Capital adequacy ratio	**13.08%**	15.72%

	2007	2006
Average liquidity ratio	**50.92%**	50.46%

In accordance with the Banking (Capital) Rules that has become effective from 1 January 2007, the Group has adopted the Standardised Approach in calculating capital adequacy ratios at 31 December 2007, and comparable figures at 31 December 2006 have been restated accordingly.

Consolidated capital adequacy ratio of the banking group at 31 December 2007 was 13.08%, down 2.64 percentage points from end-2006 mainly due to the significant increase in risk-weighted assets. Risk-weighted assets rose by 19.9% to HK$545,232 million. The increase was primarily due to the growth of advances to customers and interbank placements.

Average liquidity ratio remained strong at 50.92%, versus 50.46% in 2006. Although the growth in average customer deposits led to an increase in average qualifying liabilities, average liquidity ratio rose slightly as average liquefiable assets increased with the growth of interbank placements and marketable debt securities.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

PERSONAL BANKING

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**8,144**	7,003	+16.3%
Other operating income	**5,931**	3,049	+94.5%
Operating income	**14,075**	10,052	+40.0%
Operating expenses	**(5,829)**	(4,853)	+20.1%
Operating profit before loan impairment allowances	**8,246**	5,199	+58.6%
Net charge of loan impairment allowances	**(112)**	(37)	+202.7%
Others	**(5)**	(18)	-72.2%
Profit before taxation	**8,129**	5,144	+58.0%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**162,634**	144,828	+12.3%
Segment liabilities	**545,397**	516,848	+5.5%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

Personal Banking registered strong growth in 2007. Operating income grew by 40.0% to HK$14,075 million, which was driven by both the 16.3% increase in net interest income and the 94.5% increase in other operating income (mainly income arising from stock broking and fund distribution). Operating profit before loan impairment allowances rose by 58.6% to HK$8,246 million. Profit before taxation was HK$8,129 million, up HK$2,985 million or 58.0% from 2006.

Net interest income rose by 16.3% to HK$8,144 million, primarily attributable to the growth in mortgage loans and other consumer lending coupled with the widening of deposit spread. Deposit spread widened as savings deposits spread increased with higher average market rates. These positive factors were partly neutralised by the compressed loan spread as a result of the narrowed Prime-HIBOR spread and keen competition.

Other operating income soared by 94.5% to HK$5,931 million mainly because of the 106.5% growth of net fees and commission income. To capture business opportunities arising from the buoyant equity market and IPO activities, the Group further enhanced its retail stock trading platform, thereby boosting its stock brokerage business substantially by 187.5% and increasing the commission income from securities trading by 157.4%. Sales of open-end funds grew by 125.8% as a result of various initiatives, including the introduction of open-end funds developed in-house by the Group and certain thematic and China equity funds. Meanwhile, commission from the sales of bonds increased by 101.0% because of the hefty rise in the sales of structured notes. During the second half of 2007, a gain arising on initial recognition of shares received from Visa Inc. also contributed to the increase in other operating income.

Operating expenses rose by 20.1% to HK$5,829 million, mainly necessitated by strong business growth and increased staff costs after pay rise.

Net charge of loan impairment allowances surged by 202.7% to HK$112 million. The increase was mainly attributable to the reduction in recoveries and the refinement of the loan impairment assessment methodology.

Advances and other accounts, including mortgage loans and card advances, increased by 10.5% to HK$142,169 million. Customer deposits increased by 4.9% to HK$513,027 million.

Driving the Growth of Investment and Insurance Businesses

Investment and insurance businesses continued to contribute significantly to the Group's earnings growth in 2007. The growth of the investment business was driven primarily by product innovation and new business initiatives. Amid the buoyant stock market and IPO boom, the Group actively promoted stock brokerage services to capture the rapidly growing demand. As a result, the business volume of stock brokerage rose substantially by 187.5% in 2007, outperforming the market growth rate of 158.7%. This was spurred by a 287.4% growth in business volume via automated channels after the initiatives taken by the Group to enhance its Telephone Banking System and internet platform. In response to customers' demand for high-yield investment products, the Group expanded the offerings of structured notes through its newly-launched private placement services. The Group also actively broadened its product range by introducing different products to meet different customer needs arising from an increasingly volatile market. As a result, there was a hefty growth of 195.8% in the sales of structured notes. Realising that investment in the China and Asian markets was becoming more and more popular, the Group launched a series of IPO funds that were thematic or related to emerging markets, China equity and property. At the same time, the Group launched a number of in-house developed open-end funds such as "NCB China Equity Fund" and "NCB China Resources Opportunities Fund". Such initiatives received overwhelming response from customers and contributed to the 125.8% growth in the sales volume of open-end funds.

The Group registered impressive volume growth in its Bancassurance business in 2007. Its business platform was also strengthened to facilitate product development, branding, marketing, and sales forces development. The Group is now in a position to offer appropriate choices of products to customers based on their needs.

At the same time, the Group widened the spectrum of life insurance products by introducing a range of tailor-made products to meet customers' diverse needs in different stages of life, namely, "Supreme Saver 07 – 5 Year Life Endowment Plan", "Healthy and Prosperous Insurance Plan", "Fortune Saving Protection Plan", "Blossom Insurance Plan" and "Healthy Junior Hospital Insurance Plan". Meanwhile, the features of existing life insurance products have been refined to ensure better product quality for customers. In addition to products, the Group has created a positive branding image and market awareness through advertising and marketing campaigns in major media in Hong Kong. At the same time, extensive forums and training courses were provided to frontline staff to upgrade their product proficiency and sales skills. As a result of these initiatives, the Group was able to capture a significant market share and attain a remarkable increase in sales of 45.2% in 2007.

Ensuring Market Leadership and Strong Growth in Residential Property Mortgage

As the property market continued to revive in 2007, the Group strove to grow its residential mortgage business through aggressive marketing and the introduction of a wider assortment of mortgage products. This resulted in a satisfactory growth of 9.9% in residential mortgages while the market growth was only 5.4% compared to 2006. In addition to the "HIBOR Mortgage Scheme" introduced in 2006, the Group offered other new mortgage plans to meet customers' diverse financial needs. During the year, the "Premium Free 75% Mortgage Insurance Programme" and "Welcome to the Olympic Smart Mortgage Scheme" were launched, the former targeting homebuyers with loan-to-value ratio slightly above 70% while the latter aiming at high net worth customers. The Group also aimed to grow its mortgage business in the property investment market by introducing the "Investment Property Mortgage Plan", a lending solution covering both rental agency and property management services. The Group maintained its leading position in the residential mortgage market with the underwriting of new mortgages increasing by 73.7% year-on-year, outperforming the market average of 50.7%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.15%.

Expanding High Net Worth Customer Base and Assets Under Management

The Group continued to serve its high net worth customers with premium services. In January 2007, the Group launched private placement service to provide wealth management customers with alternative investment opportunities in bonds and structured products. At the same time, the Group also upgraded its brokerage service in bonds trading for these customers. To promote its image as a professional wealth management service provider, the Group staged a couple of wealth management expositions to showcase its comprehensive wealth management services. In addition, a number of investment seminars were organised to update customers on the latest investment climate and opportunities. To strengthen its image as an expert in the "Art of Wealth Management" so as to expand its high net worth customer base, the Group launched a large-scale marketing campaign during the year. Meanwhile, Wealth Management Academy, an in-house training facility, was established to provide professional training to relevant staff. In 2007, the total number of wealth management customers and assets under management grew by 68% and 46% respectively versus 2006.

Continued Growth of Credit Card Business

As domestic consumption continued to increase with Hong Kong's economic growth, the Group was active in developing its card business and achieved very encouraging results. Card advances and the number of cards issued grew by 19.9% and 10.2% respectively. At the same time, cardholder spending volume and merchant acquiring volume registered healthy growth of 24.1% and 32.3% respectively. Meanwhile, the charge-off ratio dropped further to 2.40%, well below the market average.

Various innovative products were introduced during the year. To commemorate the 2008 Beijing Olympics, the Group, being the first issuer of prepaid card with Beijing 2008 Olympics mascots as the theme, issued the "VISA BOC Olympic Games Prepaid Card" in May 2007. The Group's marketing capacity was enhanced through the launch of the "Smart Statement System", the introduction of the "EMV chip credit card" and the implementation of the "Personalised Spending Privileges System", which helped the Group in analysing customers' spending behaviour and customising privileges for target customers. To further expand the merchant acquiring business, the Group employed a new internet payment gateway system, the "MasterCard Internet Gateway System", in May 2007 to better serve online merchants. To capture the growing business opportunities in the Mainland, the Group formed a special purpose entity with BOC in November to provide back-end service support to BOC Group Bank Card in the Mainland. This should be regarded as a key strategic initiative taken by the Group to expand its card business in the Mainland.

Expanding and Maintaining Market Leadership in RMB Banking Business in Hong Kong

The Group remained the market leader in Renminbi ("RMB") banking business in Hong Kong in 2007. The Group enjoyed the largest market share in the local RMB deposits-taking business with the amount of deposits growing by 41.3% year-on-year. The Group also consolidated its leading position in the RMB credit card issuing and merchant acquiring businesses. In 2007, the number of RMB credit cards issued grew by 31.6% while the RMB card acquiring volume and RMB card cardholder spending volume surged by 80.2% and 65.2% respectively. In June 2007, to capture the business opportunities arising from the issue of RMB-denominated bonds in Hong Kong, the Group launched a new RMB bond service offering customers a hassle-free solution for RMB bond subscription, custody and coupon collection. In addition, the Group introduced a series of promotional offers, including the "Welcome Offer for RMB Integrated Service" for new accounts, "Exchange Express Service", RMB preferential exchange rate, etc. All these were well received by customers. During the year, the Group also acted as the joint lead manager and bookrunner as well as placing bank for RMB bonds valued at a total of 10 billion yuan issued in Hong Kong by major Mainland banks. By the end of 2007, the number of ATMs providing RMB withdrawal service reached 252.

Channel Rationalisation and e-channel Development

To enhance service quality and support business growth, the Group continued to optimise its branch network. During the year, the Group opened 3 new branches, closed 2 old branches, renovated 34 existing branches and added 24 wealth management centres to its network in Hong Kong. By the end of 2007, the Group's service network in Hong Kong included 288 branches. Moreover, 95 Wealth Management Prime centres and 20 Wealth Management VIP centres have been in operation to provide exclusive financial services to customers. To encourage customers to use automated banking services, in addition to 459 ATM machines, the Group has installed 80 Cheque Deposit Machines and 135 Cash Deposit Machines in Hong Kong.

The Group continued to upgrade its e-banking functions, especially in investment areas. The number of e-banking customers grew by 28% and the stock trading transactions carried out through e-channels accounted for 73% of total transactions. To support dramatic growth in e-banking stock trading, the number of Automated Stock Trading telephone lines increased by 250% as compared with early 2007. Moreover, the capacity of internet stock information services was expanded to provide better service quality.

CORPORATE BANKING

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**5,739**	5,009	+14.6%
Other operating income	**1,930**	1,687	+14.4%
Operating income	**7,669**	6,696	+14.5%
Operating expenses	**(1,940)**	(1,653)	+17.4%
Operating profit before loan impairment allowances	**5,729**	5,043	+13.6%
Net release of loan impairment allowances	**797**	1,827	-56.4%
Others	**–**	(3)	N/A
Profit before taxation	**6,526**	6,867	-5.0%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**281,680**	227,527	+23.8%
Segment liabilities	**284,353**	209,363	+35.8%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

Corporate Banking recorded satisfactory results in 2007. Operating income increased by 14.5% to HK$7,669 million, which was driven by the growth in both net interest income and other operating income. After accounting for the 17.4% increase in operating expenses, operating profit before loan impairment allowances rose by 13.6% to HK$5,729 million. Owing to the significant reduction in the net release of loan impairment allowances, profit before taxation fell by 5.0% to HK$6,526 million.

Net interest income increased by 14.6% to HK$5,739 million mainly due to the growth in average loans and advances. Other operating income rose by 14.4% to HK$1,930 million, thanks to the increases in loan and bills commission income coupled with the growth in fees income from both trust services and payment services.

Operating expenses were up 17.4% to HK$1,940 million as a result of increased staff costs after pay rise and the recruitment of new staff.

Net release of loan impairment allowances were HK$797 million, down 56.4%, mainly due to the reduction of loan recoveries and increase in impairment allowances attributable to the continuous refinement of assessment methodology. Growth in advances to customers and reduction in release of allowances as loan quality improved significantly in recent years also accounted for the decrease in the net release of loan impairment allowances.

Advances and other accounts increased by 23.8% to HK$280,569 million. Customer deposits grew by 36.1% to HK$281,487 million.

Upholding Market Leadership in Loan Syndication

The Group remained the market leader in the syndicated loan market covering Hong Kong, Macau and the Mainland. According to *Basis Point*, the Group was again the top arranger in both Hong Kong-Macau and Mainland-Hong Kong-Macau syndicated loan markets in 2007. The Group's outstanding performance in loan syndication was well recognised in the market. One of its syndicated loan transactions was ranked among the top three financing projects in the Asia-Pacific region by *Euromoney*.

Spectacular Performance of IPO Financing Business

Boosted by the robust stock market and intense marketing efforts, the Group registered phenomenal growth in its IPO financing business in 2007. Supported by both corporate and personal customers, IPO financing grew by 162.1% to HK$528 billion covering a total of 48 newly listed corporations.

Growing SME Business

In order to expand its high-yielding segments and improve its loan mix, the Group regards SME business as one of its strategic focuses. In 2007 the Group made good progress in implementing its SME 5-year business plan by once again achieving double-digit growth in SME loan. During the year, the Group further refined its SME model by establishing the SME Marketing Management Unit to formulate development plans, conduct strategic analysis and carry out product design and marketing. In addition, new Commercial Centre and Commercial Service Centres were set up to enhance customer segmentation and marketing. At the same time, credit approval procedures were expedited. In order to boost its competitiveness in the SME market, the Group launched several new products and refined its existing products such as "SME Quick Loan", "Credit Card Merchant Overdraft Link" and "Commercial Customers Olympic Welcome Offer". With all these initiatives, the Group registered very encouraging growth of 32.2% in SME lending in 2007.

Substantial Expansion of Trade Finance

Under intensive promotional efforts, the Group's trade finance business attained remarkable growth in 2007. During the year, a series of promotion plans including the "Trade Peak Season Link" and "Trade Services Reward Campaign" were launched to offer attractive incentives to corporate customers. Meanwhile, a trade product team specialising in product development and marketing was set up. As a result of these initiatives, the outstanding balance of trade finance and the volume of trade bills settlement grew by 43.9% and 22.9% respectively in 2007. In addition, the constituent proportion of SME in overall trade finance business increased further and contributed to overall profitability.

Strong Growth in Cash Management

The Group made good progress in developing its cash management business. During the year, a specialised cash management team was set up to take charge of product development and marketing. The Group has been actively designing tailor-made cash management solutions and improving its service platforms. An extra-territorial cash management project was successfully launched for a major Mainland enterprise seeking international expansion. At the same time, several other cash management projects with large Chinese enterprises have been underway. Through its improved electronic platforms and effective marketing campaigns, the Group was able to increase the number of CBS Online customers significantly by 64.0% while growing the number of BOC Wealth Master customers by eight folds in 2007.

Vigorous Development of Custody Services

In view of the growing importance of the custody business, the Group established a custody service team in 2007 to deliver securities settlement and custody services for institutional clients and QDIIs. Service platforms for local custody, global custody and escrow services were set up to pave the way for expansion. The Group also worked with BOC to successfully implement a number of major QDII mandates, and acted as a major custody service provider for QDIIs in the market. At end-2007, the Group's total assets under custody amounted to HK$378 billion. During the year, the Group submitted its application for Qualified Foreign Institutional Investor ("QFII") status to the China Securities Regulatory Commission ("CSRC") in relation to investments in the Mainland's securities markets.

Extension of Clearing Service in the Mainland and Macau

In early 2007, BOCHK was re-appointed by the People's Bank of China (PBOC) to continue acting as the clearing bank for RMB-denominated businesses in Hong Kong. Since 2002, the Group has been acting as an agent in Hong Kong providing clearing service for HKD cheques and USD cheques between Shenzhen and Hong Kong as well as between Guangdong and Hong Kong. The clearing service was further expanded to Macau in 2007. Taking into account the increasing commercial activities between Hong Kong and Macau, the Group introduced "Cross Border Clearing of Hong Kong Dollar Negotiable Instruments between Macau and Hong Kong" in August 2007, under which the Group acted as an agent to provide settlement services to banks operating in Macau to collect funds from HKD cheques drawn on banks in Hong Kong.

CHINA-RELATED BUSINESS

Robust Growth of China-related Business

China-related business has all along been one of the Group's strategic focuses. Formally incorporated on 14 December 2007, Nanyang Commercial Bank (China) Limited ("NCB (China)") commenced business as from 24 December 2007 in Shanghai. This was a milestone for the development of the Group's China-related business. In 2007, the Group introduced various growth initiatives in the Mainland. In response to the emerging needs of corporate customers for flexible financing arrangement in both the Mainland and Hong Kong, several cross-border facilities were launched. Meanwhile, bilateral business referrals made between the Group and BOC continued to be rewarding with substantial benefits gained by both sides.

The Group's Mainland branches continued to deliver strong results in 2007. Operating profit before impairment allowances increased by HK$200 million, or 53.5%, due mainly to the increase in advances to customers. Total advances to customers rose by 60.9% to HK$30.0 billion, of which RMB loans surged by 194.2%. Customer deposits increased by 48.4% to HK$5.8 billion. Loan quality remained sound, with the classified loan ratio standing at 0.68%.

The business scope of the Group's Mainland branches and sub-branches continued to expand. By the end of 2007, the Group had a total of 15 branches and sub-branches in the Mainland. Among them, 12 Mainland branches and sub-branches have been permitted to conduct RMB business* while 15 Mainland branches and sub-branches have been licensed to conduct derivatives business and 14 Mainland branches and sub-branches have been allowed to provide insurance agency services. In 2007, the Group put more effort in promoting the residential mortgage business by introducing a series of new products such as the "Bi-weekly Mortgage Repayment Plan". To further expand the wealth management business in the Mainland, the Group launched a series of structured products. Besides, the Group formed a strategic alliance with insurance companies for developing insurance agency business in the Mainland. 13 Mainland branches and sub-branches were granted the qualification of QDII. During the year, the Group introduced a number of QDII products, including the "NCB China Equity Fund" and "BOCHK Bauhinia". All were well received by customers. To cater for the emerging needs of Mainland customers, a brand-new website was launched in October 2007 to enable them to access the full range of banking services via online banking.

* Except for Mainland residents

TREASURY

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**5,869**	4,406	+33.2%
Other operating income	**206**	743	-72.3%
Operating income	**6,075**	5,149	+18.0%
Operating expenses	**(627)**	(521)	+20.3%
Operating profit	**5,448**	4,628	+17.7%
Net charge of impairment allowances on securities investments	**(2,133)**	–	N/A
Others	**–**	(2)	N/A
Profit before taxation	**3,315**	4,626	-28.3%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**566,661**	517,200	+9.6%
Segment liabilities	**116,095**	98,532	+17.8%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

The Treasury segment recorded a profit before taxation of HK$3,315 million. Net interest income increased by 33.2%. The increase was offset by the decrease in other operating income, the rise in operating expenses and the net charge for impairment allowances on securities investments.

The rise in the net interest income was mainly due to the growth of surplus funds as well as higher average investment yield. Higher market interest rates and reinvestment of matured debt securities improved the investment yield in 2007.

Other operating income fell by 72.3% to HK$206 million. The fall was caused mainly by the net trading loss on foreign exchange swap contracts and the decline in net trading income from interest rate instruments and commodities. Meanwhile, the net trading income of equity instruments rose after the successful launch of structured notes and equity warrants.

Operating expenses rose by 20.3% to HK$627 million after pay rise and the recruitment of new staff.

Net charge of impairment allowances on securities investments of HK$2,133 million was made for the Group's portfolio of US asset-backed securities.

Diversifying Investment Portfolio and Growing IPO Business

The capital market was becoming increasingly volatile in 2007. Owing to the credit crunch in the second half of the year, borrowing costs surged and credit spread widened significantly which created a challenging environment for treasury management. In view of the changeable market conditions, the Group closely monitored its asset and liability structure as well as the credit spread movements, and adopted appropriate investment strategies to grow return on surplus funds. During the year, the Group adjusted its asset allocation and increased debt securities investments in large commercial banks to grow its interest income. It also strengthened its balance sheet management and structural risk management by implementing the Asset Liability Management System in August 2007. As a receiving bank for 36 IPOs in 2007, the Group managed a total amount of over HK$1,900 billion in IPO-related funds.

Expanding Product Offerings and Reinforcing Market Position in Hong Kong

The Group continued to develop its treasury products to serve customers' needs. The Group believed that the blooming investment market was offering a good opportunity for expanding the scope of its treasury products and embarked on a notes programme by issuing its first structured notes in February 2007. These products received keen response from customers. At the same time, equity warrants were launched and traded on the Stock Exchange of Hong Kong in 2007. In view of increasing market demand for hedging the RMB exchange risk, the Group strengthened its marketing initiatives on Chinese Yuan Non-Deliverable Forward Contracts ("RMB NDF Contracts"). These new products not only helped to diversify the Group's treasury product portfolio but also solidified the Group's market position in the local RMB market.

INSURANCE

HK$'m, except percentage amounts	**Full-year ended 31 December 2007**	Restated Full-year ended 31 December 2006	Increase/ (decrease)
Net interest income	**788**	473	+66.6%
Other operating income	**9,030**	6,421	+40.6%
Operating income	**9,818**	6,894	+42.4%
Net insurance benefits and claims	**(9,440)**	(6,655)	+41.8%
Net operating income	**378**	239	+58.2%
Operating expenses	**(117)**	(65)	+80.0%
Profit before taxation	**261**	174	+50.0%

	At 31 December 2007	Restated At 31 December 2006	Increase/ (decrease)
Segment assets	**24,545**	15,804	+55.3%
Segment liabilities	**23,182**	14,649	+58.2%

Note: For additional segmental information, see Note 48 to the Financial Statements.

Results

The Group's Insurance segment delivered good results in 2007. Profit before taxation rose by 50.0% to HK$261 million. This was mainly driven by a significant increase in net interest income.

Net interest income rose by 66.6% to HK$788 million. This was primarily attributable to an increase in investments in debt securities made possible by the significant growth of premium income. Other operating income increased by 40.6% to HK$9,030 million due mainly to the growth of net insurance premium income. In line with the growth of net insurance premium income, net insurance benefits and claims increased by 41.8% to HK$9,440 million.

Operating expenses were up 80.0% to HK$117 million, primarily due to the increase in promotional expenses and recruitment of new staff.

Assets in the Insurance segment grew by 55.3% because of the increase in investments in interest rate instruments and equity instruments. Liabilities rose by 58.2% with an increase in insurance contract liabilities.

Broadening Product Range and Stepping Up Marketing Effort

Following the combination with BOC Life in 2006, the Group continued to grow its insurance business by offering a wide range of single premium products while at the same time diversifying regular pay and other investment-linked products to meet the demand of customers. New single premium products such as the "Supreme Saver 07-5-year Endowment Plan" and "Fortune Saving Protection Plan", were successfully launched with enthusiastic response from customers. At the same time, the Group broadened its product offerings of regular pay products such as the "Blossom 8-year Endowment Plan" and "Get Free Insurance Plan". Moreover, investment-linked products were further refined by means of an expanded array of investment funds. In order to boost the sales of regular pay products and investment-linked plans, a series of promotion campaigns, customer referral schemes and promotional sponsors were launched during the year. As a result, sales of regular pay products and investment-linked plans were up 27.4% and 428.5% respectively year-on-year.

The Bancassurance Academy, the Group's in-house sales training facility, continued to provide various training programmes to the Group's marketing staff. During the year, the Group further expanded its training programmes to equip frontline staff with deeper and broader professional knowledge and better sales techniques by offering more than 30 classes. On-site training was also arranged for the Group's frontline staff deployed at its branches.

Strengthening Sales Channel

Under the Group's RPC model, the sales and distribution platform of insurance products has been reinforced. Given the Group's large customer base and extensive distribution network, initiatives were taken by frontlines and BOC Life to improve the marketing efficiency within the Group. A telemarketing call centre was established in October to promote products directly to target customers. Two specialised units were also set up to serve personal customers and corporate clients separately, which helped achieve marketing effectiveness while strengthening BOC Life's team-up with the Group's other marketing units.

REGULATORY DEVELOPMENT

Basel II Capital Accord

Following the release of the new international capital adequacy framework – known as Basel II, by Basel Committee on Banking Supervision in 2004, Hong Kong banks introduced Basel II in January 2007. The new framework aligns regulatory capital requirements more closely with inherent risks and introduces new capital charge on operational risk. It also stipulates a framework for the supervisory review of capital adequacy by the regulatory authority and a greater scope of disclosure on capital adequacy and risk management.

The Group has devoted substantial resources to the implementation of Basel II and made good progress in 2007. In relation to Pillar One, Standardised Approach was adopted to calculate minimum capital requirement on credit risk, market risk and operational risk. The Group intends to gradually adopt the Foundation Internal Ratings-Based ("FIRB") approach, which is a more risk sensitive approach, on the calculation of the regulatory capital requirements. The related gap analysis together with a roadmap to meet the FIRB requirements was completed. Meanwhile, the Group has completed the development of several rating models and the related process reengineering is in progress.

Under Pillar Two, the Group has been establishing its internal capital adequacy assessment process ("ICAAP"). For the purpose of setting a target capital adequacy ratio, scorecard methodology is used in determining capital add-on and minimum capital adequacy ratio. The Group considers ICAAP as an ongoing process for capital management and periodically reviews its capital structure with the overall risk profile.

To comply with Pillar III on the disclosure requirements prescribed by the Banking (Disclosure) Rules ("Disclosure Rules"), the Group has formulated its Disclosure Policy, which is implemented in accordance with the Disclosure Rules.

IMPLEMENTATION OF RELATIONSHIP-PRODUCT-CHANNEL ("RPC") MODEL

In accordance with its 2006-2011 Strategic Plan, the Group started implementing the Relationship-Product-Channel ("RPC") Model in March 2007. The Group believes that the new business model which is based on a customer-centric management concept will enable it to better serve customers with products and services that are tailored to their needs and will enhance operational efficiency. Under this model, the Group has proceeded to reinforce its capabilities in customer relationship management, product management and channel management by adopting a more refined customer segmentation model, putting in place professional product management and servicing teams, and optimising channels and workflows. During the year, the Group made significant progress in implementing the model. This include the realignment of the organisational structure, the establishment of relationship and product management teams, the enhancement of the channel management system, the fine-tuning of the performance assessment system, the review and refinement of policies and business processes, the optimisation of the authorisation procedures and staff training being organised at all levels. Furthermore, regular communication between the teams responsible for customer relationship, product management and channel management was established to foster the understanding of customers' needs and to reinforce marketing efforts. Benefits resulting from the first year of the implementation of the RPC Model are clearly reflected in the improved performance of all business segments reported in the foregoing sections.

CORPORATE DEVELOPMENT, TECHNOLOGY AND OPERATIONS

Human Resources

The Group believes that continuous investment in human resources is critical to its long-term business growth and the realisation of its vision and strategic goals. Under the RPC model, the Group initiated various reforms to adjust the organisational structure, reposition the staff and refine the staff performance management system. New staff members were recruited to meet the needs of the business units. At the same time, the Group is in the progress of reviewing and refining various job functions and positions with a view to promoting career development, raising the staff's sense of responsibility, and encouraging initiative-taking. The aim is to further enhance the Group's performance-driven corporate culture, and attract and retain talent.

In 2007, the Group continued to provide different training programmes for all levels of staff to improve productivity and service quality. EMBA programmes and executive development programmes conducted jointly with reputable universities such as Harvard University and University of Oxford were organised for the senior management and selected staff. More than 1,700 internal training courses were organised under the staff development plan. Such courses included workshops and seminars covering economic development, risk management, legal and compliance, corporate governance, corporate culture, marketing, and leadership. In April 2007, the Group established the Wealth Management Academy to upgrade the sales capability of frontline staff. Professional qualification programmes were also offered to frontline and Mainland staff to help them acquire professional qualifications. Moreover, a three-year Management Trainee Programme and a one-year Officer Trainee Programme have also been in place since 2006.

Technology and operations

In 2007, the Group continued to execute its 5-year IT development strategy to reinforce its information technology infrastructure. To support business growth, various projects were initiated to enhance the functionality and expand the processing capacity of information technology platforms. For instance, the RMB clearing and settlement platform was strengthened to support RMB bond services. The custody platform was enhanced to expand processing capacity, improve operational efficiency and service quality. The Group also took timely initiatives to expand the capacity of its Securities Management System to cope with the record-high stock trading volume in 2007. The capacity of the telephone banking System was expanded. The teller platform has been undergoing renovation in phases. In October 2007, a new Loan System was launched to facilitate the development of new loan products and the analysis of loan performance, promote product management, and improve operational efficiency. Furthermore, the workflow for processing mortgage loans was enhanced to cope with the increasing business volume and help maintain the Group's leading position in the mortgage business.

Following the incorporation of NCB (China), the Group proceeded to streamline the operation of China-related business by refining its operational policies and procedures, optimising business processes, and organising appropriate training for staff.

As part of the Group's IT development strategy, the Financial and Financial Risk Management System ("FRMS"), to be rolled out in phases, was initiated to revamp the existing computer systems for different finance functions, including financial accounting, management reporting, multi-dimension profitability analysis, capital management, and asset and liability management. In August 2007, the Group successfully launched the Asset Liability Management System, one of the milestones of the project, while the general ledger was being revamped as planned.

CREDIT RATINGS

As at 31 December 2007	Long-term	Short-term
Fitch	A	F1
Moody's	Aa3	P-1
Standard & Poor's	A-	A-2

As at 31 December 2007, BOCHK's long-term and short-term foreign currency issuer default ratings assigned by Fitch Ratings were A and F1 respectively while the support rating was 2.

On May 30, 2007, Moody's Investors Service changed the BOCHK's outlook for long-term bank deposit ratings to stable from positive. At the same time, Aa3 long-term and P-1 short-term local and foreign currency bank deposit ratings were affirmed. BOCHK's Financial Strength Rating was C+.

On 16 February 2007, Standard & Poor's raised BOCHK's long-term counterparty credit rating to A- and affirmed its A-2 short-term counterparty credit rating.

PROGRESS UPDATE OF 2006-2011 STRATEGIC PLAN

In March 2006, the Group announced its 2006-2011 Strategic Plan which would guide it in developing into a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China, and a strategic foothold in Asia. The table below encapsulates the major progress achieved by the Group in 2007.

• Strengthening the Group's Leading Position in Hong Kong	The Group maintained its leading position in the syndication loan market covering Hong Kong, Macau and the Mainland, local residential mortgage business, Hong Kong RMB banking business, RMB card merchant acquiring business and RMB card issuing business. In ROE lucrative segments, the Group made good progress in the following areas: - **Wealth Management**: A strong wealth management platform has been created under which the total number of wealth management customers increased by 68% and assets under management rose by 46%. Investment and insurance fee income surged by 143.7%, of which fee income from stock broking and sales of funds rose significantly by 157.4% and 115.5% respectively. - **Consumer Lending**: Credit card advances and other consumer lending increased by 19.9% and 12.5% respectively. - **Cash Management**: Cash management platform was established and the Group successfully acquired as its clients a number of sizable Mainland enterprises seeking international expansion. - **SMEs**: The Group sustained double-digit growth in SME loans. The "SME Marketing Management Unit" was set up to enhance the management in this business segment. - **RMB Banking Services**: The Group remained the market leader in Hong Kong's RMB banking business and was re-appointed by PBOC to continue serving as the RMB Clearing Bank in Hong Kong. It also acted as joint lead manager and bookrunner as well as placing bank for all three RMB bonds issued in Hong Kong and was the market leader in the business.
• Developing New Capabilities in Product Manufacturing/ Distribution	- With the implementation of the RPC model, the Group's in-house product manufacturing capabilities have been reinforced. During the year, the Group launched several products under its own brand, including a notes programme in February, equity warrants in June and QDII products such as "NCB China Equity" and "BOCHK Bauhinia". - Private placement services were successfully launched to better serve high net worth customers. - Securities products such as the stock broking services were upgraded to handle the significant increase in trading volume. - To create and develop custody services, a custody service team was formed and major service platforms, covering local custody, global custody and escrow services, were built to pave the way for expansion. - The Group formed a special purpose entity with BOC to provide back-end service support to BOC Group Bank Card in the Mainland, which will give the Group an advantage in developing its card business in China. - After the acquisition of a 51% controlling stake in BOC Life, the Group actively expanded its insurance product portfolio. During the year, a range of new insurance products were introduced, and the sales of regular premium and investment-linked products increased by 27.4% and 428.5% respectively.
• Building a Stronger Presence in China	2007 was a milestone for the Group's China-related business. - During 2007, total advances to customers and customer deposits of the Group's Mainland branches increased significantly by 60.9% and 48.4% respectively. - As an integral part of the Group's dualistic approach for developing China-related business, NCB (China) was incorporated. - The Group had also submitted the application for setting up a new branch in Hangzhou. - The application for setting up a new sub-branch in Guangzhou Panyu has been approved.

• Seeking Regional Expansion	The Group set up a merger and acquisition team and has been actively seeking out M&A opportunities in the region, with a view to identifying really suitable potential targets.
• Corporate Values and Core competencies	**Corporate Values** – To support long-term business growth, the Group is in the progress of reviewing its job categorisation in order to promote career development, increase the staff's sense of responsibility and encourage initiative-taking. – The Group demonstrated its commitment to corporate social responsibility by participating actively in various social welfare and voluntary activities. For details of its involvement in community work, please refer to pages 86 to 88 – Good Corporate Citizenship. **Core Competencies** The Group received public recognition for its achievements in several key aspects during the year, ranging from disclosure to marketing and banking services. (For details, please refer to relevant sections in this report.)

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover all business processes and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure with a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of the Risk Committee ("RC"), has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The RC, a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various units of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu have also formulated their own policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its any failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the policy for the management of strategic risks. Key strategic issues have to be fully evaluated and properly endorsed by the senior management and the Board.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. It arises mainly from lending, trade finance, treasury and inter-bank transactions. For details of the Group's Credit Risk Management, please refer to Note 4 to the Financial Statements.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from trading positions taken from customer-related business and proprietary trading. For details of the Group's Market Risk Management, please refer to Note 4 to the Financial Statements.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are repricing risk, basis risk, yield curve risk and option risk. For details of the Group's Interest Rate Risk Management, please refer to Note 4 to the Financial Statements.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, liquidity ratio, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The Asset and Liability Management Committee ("ALCO") maintains oversight of liquidity risk and RC sanctions the liquidity management policies formulated by ALCO. The Treasury Department ("TD") manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to ALCO regularly. The Risk Management Department ("RMD") reviews the policies, guidelines and limits proposed by the TD.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation are the fundamental principles followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by applying respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes out insurance to minimise the impact of unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position commensurate with the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the required rate of return on capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has initiated its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum capital adequacy ratio ("CAR"), 8%, as a starting point, extra capital (capital add-on) needed to cover the risks not captured under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR for the Group's long-term growth.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

BOC Life Insurance

The principal activity of BOC Life's business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the BOC Life's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to RC on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit on any single life insured. BOC Life reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Counterparty Risk Management

BOC Life has exposure to counterparty risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages counterparty risk by placing limits on its exposure to each investment counterparty or group of counterparties. Such limits are subject to annual or more frequent review by the management.



SWIFTER,

Nanyang Commercial Bank (China) Limited, a solely owned subsidiary of the Group, was open for business on 24 December 2007 in Shanghai. It provides comprehensive, quality and professional financial services to the Mainland customers.



HIGHER, STRONGER

Welcome the Year of the Olympics with Joy



CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman
XIAO Gang#

Vice Chairmen
SUN Changji#
HE Guangbei

Directors
LI Zaohang#
ZHOU Zaiqun#
ZHANG Yanling#
LEE Raymond Wing Hung
GAO Yingxin
FUNG Victor Kwok King*
KOH Beng Seng*
SHAN Weijian*
TUNG Chee Chen*
TUNG Savio Wai-Hok*
YANG Linda Tsao*

\# Non-executive Directors
* Independent Non-executive Directors

SENIOR MANAGEMENT

Chief Executive
HE Guangbei

Deputy Chief Executive
LAM Yim Nam

Chief Financial Officer
LEE Raymond Wing Hung

Deputy Chief Executive
GAO Yingxin

Chief Risk Officer
CHEUNG Yau Shing

Chief Information Officer
LIU Peter Yun Kwan

Company Secretary
YEUNG Jason Chi Wai

REGISTERED OFFICE

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

AUDITORS

PricewaterhouseCoopers

SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Rooms 1712 – 1716
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADS DEPOSITARY BANK

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

WEBSITE

www.bochk.com


Mr. XIAO Gang


Mr. SUN Changji


Mr. HE Guangbei


Mr. LI Zaohang


Mr. ZHOU Zaiqun

Directors

Mr. XIAO Gang
Chairman

Aged 49, is Chairman of the Board of Directors and prior to March 2006, was Chairman of the Risk Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Xiao was Chairman and President of BOC from March 2003 to August 2004 and has been Chairman of BOC since its restructuring in August 2004. Prior to joining BOC, Mr. Xiao joined People's Bank of China ("PBOC") in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Director of the Planning and Treasury Department, Assistant Governor and Director of the Monetary Policy Department, Assistant Governor and President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of PBOC from 1998 to 2003. He was also Chairman of China Association of Banks from June 2003 to December 2004. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.

Mr. SUN Changji
Vice Chairman

Aged 65, is Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Sun was Vice Chairman of BOC from 2000 to 2004 and Executive Vice President of BOC from 1999 to 2004. He was concurrently the President of China Orient Asset Management Corporation from 1999 to 2001. In 2003, Mr. Sun was elected as a member of the Tenth National Committee of the Chinese People's Political Consultative Conference. Mr. Sun is a senior engineer (professor). He was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from 1998 to 1999 and Vice Minister of the Ministry of Machinery Industry of the PRC from 1993 to 1998. Prior to that, he was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

Mr. HE Guangbei
Vice Chairman and Chief Executive

Aged 53, is Vice Chairman and Chief Executive with overall responsibility for the business and operations of BOCHK and a member of the Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of Nanyang, Nanyang (China), Chiyu, BOC Life, Hong Kong Interbank Clearing Limited and HKICL Services Limited, Vice Chairman of Hong Kong General Chamber of Commerce, and director of Hong Kong Note Printing Limited. He is the designated representative of BOCHK to the Hong Kong Association of Banks where he served as the presiding Chairman in 2008. He holds various public positions which include member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development, Board member of Hong Kong Airport Authority, Honorary President of the Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. Mr. He joined BOC in 1980 and since then, he had assumed various positions at BOC and had been posted to its New York Branch and Paris Branch. He was Managing Director of BOC from 1999 to 2004 and Executive Vice President from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.

Mr. LI Zaohang
Non-executive Director

Aged 52, is a Non-executive Director and a member of the Nomination and Remuneration Committee of the Company and BOCHK. He joined China Construction Bank ("CCB") in 1980 and had held various positions including Manager, Branch Manager, General Managers of various departments at CCB's Head Office and Executive Vice President. In 2000, Mr. Li joined BOC as Executive Vice President and has served as Managing Director and Executive Director successively. Mr. Li graduated from Nanjing University of Information Science and Technology.

Mr. ZHOU Zaiqun
Non-executive Director

Aged 55, is a Non-executive Director and a member of the Audit Committee and Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of BOC-CC. Mr. Zhou is currently an Executive Director and Executive Vice President of BOC. He was a Managing Director of BOC from 2000 to 2004. He has over 20 years' experience in the banking industry. He was General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from 1999 to 2000 and General Manager of the Planning and Financial Department of ICBC from 1997 to 1999. Mr. Zhou obtained a master's degree from Dongbei University of Finance and Economics in 1996.



Mdm. ZHANG Yanling



Mr. LEE Raymond Wing Hung



Mr. GAO Yingxin



Dr. FUNG Victor Kwok King

Directors

Mdm. ZHANG Yanling
Non-executive Director

Aged 56, is a Non-executive Director and a member of the Risk Committee of the Company and BOCHK. She is also Executive Vice President of BOC, Chairman of Bank of China (UK) Limited and Vice Chairman of BOCI. Mdm. Zhang has been Vice Chairman of ICC Commission on Banking Technique and Practice since 2003. Mdm. Zhang joined BOC in 1977. She was Executive Assistant President of BOC from 2000 to 2002. Mdm. Zhang was General Manager of BOC, Milan Branch from 2000 to 2001 and General Manager of the Legal Department of BOC from 2001 to 2002. She was Deputy General Manager of the Training Department of BOC from 1992 to 1997, General Manager of the Banking Department from 1997 to 2000 and Managing Director of BOC from 2000 to 2004. She graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.

Mr. LEE Raymond Wing Hung
Executive Director and
Chief Financial Officer

Aged 58, is an Executive Director of the Company and the Bank as well as the Chief Financial Officer of the Group. He is also a director of Nanyang, Nanyang (China), BOC-CC and BOC Life. Mr. Lee is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. He has over 30 years' of extensive international banking experience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a Director, Alternate Chief Executive and Managing Director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a Director and Chief Executive of the Hong Kong Chinese Bank from 1999 to 2002. He was seconded by the Bank of New York in 1992 to serve as a Director and Alternate Chief Executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang, Mr. Lee was concurrently a Senior Vice President and Managing Director of the Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.

Mr. GAO Yingxin
Executive Director and
Deputy Chief Executive

Aged 45, is an Executive Director of the Company and the Bank as well as the Deputy Chief Executive in charge of Corporate Banking and Financial Institutions. He is also Vice Chairman of Nanyang (China) and director of Nanyang, BOC Insurance and BOC International (China) Limited. Before joining BOCHK, he was President and Chief Operating Officer of BOCI. Mr. Gao joined the BOC Group in 1986 where he began working on financing projects for various industries at BOC's Head Office in Beijing. In 1999, he became General Manager of Corporate Banking at BOC Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the mainland of China. He was also in charge of BOC's major financing projects. From 1995 to 1996, he worked for the Finance Department of Northern Telecom (Nortel) Head Office in Canada. Mr. Gao graduated from the East China University of Science and Technology in Shanghai with a master's degree in engineering in 1986.

Dr. FUNG Victor Kwok King
Independent Non-executive Director

Aged 62, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. He is Chairman of the Li & Fung Group of companies including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited. He is also an Independent Non-executive Director of Orient Overseas (International) Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the PRC. In public service, Dr. Fung is Vice-Chairman of International Chamber of Commerce as from January 2007. He is also Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong - Japan Business Cooperation Committee. Dr. Fung is a member of Chinese People's Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development of the Government of the Hong Kong Special Administrative Region. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.



Mr. KOH Beng Seng



Mr. SHAN Weijian



Mr. TUNG Chee Chen



Mr. TUNG Savio Wai-Hok

Directors

Mr. KOH Beng Seng
Independent Non-executive Director

Aged 57, is an Independent Non-executive Director, Chairman of Risk Committee and a member of the Audit Committee of the Company and BOCHK. Mr. Koh is currently the Chief Executive Officer of Octagon Advisors Pte Ltd, a business and management consulting company based in Singapore. He is also an independent non-executive director of three Singaporean listed companies, namely, Singapore Technologies Engineering Ltd and Fraser and Neave Limited and Great Eastern Holdings Limited, director of Sing-Han International Financial Services Limited and director of Japan Wealth Management Securities Company Limited. Mr. Koh was deputy president of United Overseas Bank ("UOB") and a member of UOB's Executive Committee from 2000 to 2004. During this period, he was in charge of UOB's operations, delivery channels, information technology, corporate services, and risk management and compliance functions and played a key role in driving the successful integration of Overseas Union Bank and UOB in 2001. Prior to that, Mr. Koh has spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group. He has also served as a director of Chartered Semiconductor Manufacturing and as a part-time adviser to the International Monetary Fund. Mr. Koh holds a Bachelor of Commerce degree from Nanyang University in Singapore and a Master of Business Administration degree from Columbia University of the USA.

Mr. SHAN Weijian
Independent Non-executive Director

Aged 54, is an Independent Non-executive Director, Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Shan is currently a Partner of TPG Capital and director of a number of companies, including Shenzhen Development Bank Co., Ltd., TCC International Holdings Limited, China Unicom Limited, Lenovo Group Limited, Taiwan Cement Corporation and Taishin Financial Holdings Co., Ltd. He was a Managing Director of JP Morgan, a director of Korea First Bank, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. He obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987 respectively.

Mr. TUNG Chee Chen
Independent Non-executive Director

Aged 65, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Mr. Tung is also the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He is an Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, U-Ming Marine Transport Corp., Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

Mr. TUNG Savio Wai-Hok
Independent Non-executive Director

Aged 56, is an Independent Non-executive Director and a member of the Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Tung was one of the founding partners and is currently Managing Director at the investment firm Investcorp. He is also the Head of Technology Investment Group. Before joining Investcorp in 1984, he worked for Chase Manhattan Bank for about 11 years, holding various positions in its front, middle and back offices and served in its offices in New York, Bahrain, Abu Dhabi and London. Mr. Tung had served on the boards of many of Investcorp portfolio companies, including Club Car, Circle K, Saks Fifth Avenue, Simmons Mattresses, Star Market, and Stratus Computer. He is currently a board member of Wireless Telecom Group and Magnum. He is also a board member and treasurer of the Aaron Diamond AIDS Research Center, an affiliate of Rockefeller University and a board member of the Committee of 100. Mr. Tung holds a BSc in Chemical Engineering from Columbia University of New York. He is a trustee of Columbia University. He is also on the board of the Columbia Investment Management Company and chairs the Finance Committee of Columbia University and is a member of the Columbia University Medical Center ("Health Science") Committee.


Mdm. YANG Linda Tsao


Mr. LAM Yim Nam


Mr. CHEUNG Yau Shing


Mr. LIU Peter Yun Kwan


Mr. YEUNG Jason Chi Wai

Directors

Mdm. YANG Linda Tsao
Independent Non-executive Director

Aged 81, is an Independent Non-executive Director of the Company and BOCHK. She is the founding chair of the Strategy and Budget Committee and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Since 2000, Mdm. Yang has chaired the Asian Corporate Governance Association (ACGA), a non-profit, member-supported organisation based in Hong Kong. ACGA is committed to promoting sound corporate governance practices among Asian business enterprises through education, research, and advocacy. She is a director of The Committee of 100 and serves on the Advisory Board of The Pacific Pension Institute. Appointed by President Clinton as Ambassador and Executive Director to the Asian Development Bank (ADB) in 1993, Mdm. Yang was the first Asian and first woman appointed by the U.S. Government to serve on the board of multilateral financial institution. At her retirement in December 1999, the then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contribution in shaping assistance program to affected countries during the Asian Financial Crisis 1997 - 1998 and to improving the bank's operations and private sector development strategy. Before that, she was California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS) and Vice Chairman of its Investment Committee. Mdm. Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University in New York.

Senior Management

Mr. LAM Yim Nam
Deputy Chief Executive

Aged 55, is the Deputy Chief Executive in charge of Personal Banking and Product Management, Channel Management and BOC-CC. He is also a Director of BOC-CC and BOC Life. Mr. Lam has over 25 years' experience in the banking industry. From 1989 to 1998, he was Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was Deputy General Manager of BOC, Hong Kong Branch from 1998 to 1999, and Acting General Manager of the National Commercial Bank, Hong Kong Branch from 2000 to 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.

Mr. CHEUNG Yau Shing
Chief Risk Officer

Aged 46, is the Chief Risk Officer of the Group in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department and Legal and Compliance Department. He is also a Director of Nanyang and Nanyang (China). Mr. Cheung has more than 20 years of experience in banking and accounting. Before joining BOCHK, he had worked for Hang Seng Bank for more than 9 years, during which he had assumed various positions including Assistant General Manager and Chief Credit Officer, Head of Credit Risk Management Department and Head of Audit Department. Before joining Hang Seng Bank, he was Vice President and Audit Manager of Chase Manhattan Bank. He had also served the Hong Kong Government and KPMG as Audit Examiner and Accountant respectively. Mr. Cheung graduated from the University of Hong Kong in 1984 with a Bachelor of Social Sciences Degree in Economics and Management Studies. He is a fellow of the Chartered Association of Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Mr. LIU Peter Yun Kwan
Chief Information Officer

Aged 56, is the Chief Information Officer of the Group. Reporting to the Chief Financial Officer, he is in charge of the Group's Information Technology Department. Mr. Liu has more than 36 years of experience in IT and financial services. He was previously Sector Head – Business Consulting Services (Financial Services Sector) of IBM China/ Hong Kong Limited. Mr. Liu had also acted as Regional Chief Operating Officer of UBS Investment Bank, Managing Director and Asia Pacific Chief Operating Officer of UBS Private Banking and Global Business Technology Officer of UBS Private Banking – Asia, USA and the UK and Vice President with Chase Manhattan Bank, N.A. Before joining UBS, he had held other senior positions in information technology, operations and business management at Citibank, Hong Kong Productivity Council and John Swire & Sons (Hong Kong) Limited respectively.

Mr. YEUNG Jason Chi Wai
Company Secretary

Aged 53, is the Company Secretary of the Company and BOCHK. He is also the Secretary to the Board of Directors and Company Secretary of BOC. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the BOC Group in 2001, Mr. Yeung was General Counsel and director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

The Directors are pleased to present their report together with the audited consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2007.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 48 to the financial statements.

Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 91.

The Board has recommended a final dividend of HK$0.487 per share, amounting to approximately HK$5,149 million, subject to the approval of shareholders at the forthcoming annual general meeting to be held on Tuesday, 20 May 2008. If approved, the final dividend will be paid on Tuesday, 27 May 2008 to shareholders whose names appear on the Register of Members of the Company on Monday, 19 May 2008. Together with the interim dividend of HK$0.428 per share declared in August 2007, the total dividend payout for 2007 would be HK$0.915 per share.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Wednesday, 14 May 2008 to Monday, 19 May 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 13 May 2008. Shares of the Company will be traded ex-dividend as from Friday, 9 May 2008.

Reserves

Details of movements in the reserves of the Group are set out in the consolidated statement of changes in equity on pages 94 to 95.

Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$9 million.

Properties, Plant and Equipment

Details of movements in properties, plant and equipment of the Group are set out in Note 32 to the financial statements.

Share Capital

Details of the share capital of the Company are set out in Note 41 to the financial statements.

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

Distributable Reserves

Distributable reserves of the Company as at 31 December 2007, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$11,155 million.

Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on page 5.

Directors

The present Directors of the Company are set out on page 56. The biographical details of the Directors and senior management are set out on pages 57 to 60 of this Annual Report. The term of office for each Non-executive Director is approximately three years.

Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin were appointed as Executive Directors of the Company on 25 May 2007. Mr. Hua Qingshan resigned as Non-executive Director of the Company with effect from 15 June 2007.

Article 103 of the Company's Articles of Association provides that any Director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin being Directors so appointed, shall retire at the forthcoming annual general meeting and, being eligible, offer themselves for election.

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Mr. He Guangbei, Mdm. Zhang Yanling, Dr. Fung Victor Kwok King and Mr. Shan Weijian will retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Each of the retiring Independent Non-executive Directors, namely, Dr. Fung Victor Kwok King and Mr. Shan Weijian, has given an annual confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Dr. Fung and Mr. Shan are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and the shareholders as a whole.

Directors' Service Contracts

No Director offering for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

Messrs. Xiao Gang, Li Zaohang and Zhou Zaiqun are directors of BOC. Mdm. Zhang Yanling is a member of the senior management of BOC.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provides that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2007 are set out below:

				Number of share options					
Name of Director	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2007	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2007
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	361,500	–	–	723,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total				7,374,600	7,013,100	361,500	–	–	6,651,600

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of Non-executive Director of the Company. According to the terms of the Pre-Listing Share Option Scheme, the options of 1,446,000 granted to Mr. Hua Qingshan on 5 July 2002 could be exercised within three months after his resignation.

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

As at 31 December 2007, the Directors, the Chief Executive and their respective associates had the following interests in the shares and underlying shares of the Company, as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

	Number of shares/underlying shares held					
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital
SUN Changji	1,590,600[1]	–	–	–	1,590,600	0.015%
HE Guangbei	823,000[2]	–	–	–	823,000	0.008%
LI Zaohang	1,446,000[1]	–	–	–	1,446,000	0.014%
ZHOU Zaiqun	1,446,000[1]	–	–	–	1,446,000	0.014%
ZHANG Yanling	1,446,000[1]	–	–	–	1,446,000	0.014%
Total	6,751,600	–	–	–	6,751,600	0.065%

Notes:

1. Such interests represented the respective Directors' interests in underlying shares in respect of the share options granted to him/her pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

2. Such interests included Mr. He's interests in 100,000 shares and interests in 723,000 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

Save as disclosed above, as at 31 December 2007, none of the Directors or the Chief Executive of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2007, the following parties had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially held 6,949,330,256 shares of the Company.

3. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 4,000,000 shares of the Company.

4. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2007, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

	Share Option Scheme	Sharesave Plan
Purpose	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants	Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Any employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme.
Total number of shares available for issue and percentage of issued share capital as at 31 December 2007	The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as Share Option Scheme.
Maximum entitlement of each participant	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board.

	Share Option Scheme	Sharesave Plan
Period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
Minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) Amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) Period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
Basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as Share Option Scheme.
Remaining life	The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with "Code on Corporate Governance Practices"

The Company is in full compliance with all the code provisions set out in the "Code on Corporate Governance Practices" contained in Appendix 14 of the Listing Rules and also complies with nearly all the recommended best practices set out in the said Code. For further details, please refer to the "Corporate Governance Report" contained in this Annual Report.

Major Customers

During the year, the five largest customers of the group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions which the Company disclosed in a public announcement on 4 January 2005, 11 April 2006 and 28 August 2007 and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been set, that such cap was not exceeded.

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to business units and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurring expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly.

Compliance with the Banking (Disclosure) Rules and the Listing Rules

The financial statements for the year ended 31 December 2007 comply with the requirements set out in the Banking (Disclosure) Rules under the Banking Ordinance and the applicable disclosure provisions of the Rules Governing the Listing Rules on the Stock Exchange.

Auditors

The financial statements have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming annual general meeting.

On behalf of the Board



XIAO Gang
Chairman

Hong Kong, 25 March 2008

The Company is **committed to maintaining and upholding good corporate governance** in order to protect the interests of shareholders, customers and staff. The Company abides strictly by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong. In particular, the Company is in full compliance with the guideline in the Supervisory Policy Manual module CG-1 issued by the Hong Kong Monetary Authority and entitled "Corporate Governance of Locally Incorporated Authorised Institutions". The Company also keeps its corporate governance system under constant review to ensure that it is in line with international and local best practices.

The Company is **in full compliance with all the provisions of the Code on Corporate Governance Practices** (the Code) as appended to the Listing Rules of Hong Kong. It also **complies with nearly all the recommended best practices** set out in the Code. In particular, the Company **publishes quarterly financial and business reviews** so that shareholders can be better updated of the performance, financial position and prospects of the Company.

Corporate Governance Framework

The **Board is at the core of the Company's corporate governance framework**, and there is **clear division of responsibilities between the Board and the Management**. The Board is responsible for providing high-level guidance and effective oversight of the Management. Generally, the Board is responsible for:

- formulating the Group's long-term strategy and monitoring the implementation thereof;
- reviewing and approving the annual business plan and financial budget;
- approving the annual, interim and quarterly reports;
- reviewing and monitoring risk management and internal control;
- ensuring good corporate governance and effective compliance; and
- monitoring the performance of the Management.

The Board authorises the Management to execute strategies that have been approved. The Management reports to the Board and is responsible for the day-to-day operation of the Group. **The Board has formulated clear written guidelines, which stipulate the circumstances under which the Management should report to and obtain prior approval from the Board** before making decisions or entering into any commitments on behalf of the Group. The Board will regularly review these guidelines.

To avoid the concentration of power in any single individual, the **positions of the Chairman and the Chief Executive are held by two different individuals. Their roles are distinct and are clearly established and stipulated in the Board's Mandate.** In short, the Chairman is responsible for ensuring that the Board properly discharges its responsibilities and conforms to good corporate governance practices and procedures. As the Chairman of the Board, he is also responsible for making sure that all Directors are properly briefed on issues arising at the board meetings, and that all Directors receive accurate, timely and clear information. The Chief Executive is responsible for providing leadership for the whole Management and implementing the important policies and development strategies approved by the Board.

Taking into consideration market practices and international best practices in corporate governance, **the Board has established four standing Board Committees** to assist it in carrying out its responsibilities. They are the Audit Committee, Nomination and Remuneration Committee, Risk Committee, and Strategy and Budget Committee. Should the need arise, the Board will authorise an independent board committee comprising all the independent non-executive Directors to review, approve and monitor connected transactions (including the continuing connected transactions) that should be approved by the Board.

Each of the Board Committees has a well-defined mandate. They make recommendations to the Board on relevant matters within their terms of reference, or make decisions under appropriate circumstances in accordance with the power delegated by the Board. **A secretarial department is assigned to provide support services to each Board Committee so that it can discharge its responsibilities properly and effectively.** The Board and Board Committees will participate in the annual performance appraisal of the secretarial departments to ensure the support services provided by these departments are adequate and of good quality. According to their mandates, **the Board and the Board Committees will review and evaluate their respective work process and effectiveness annually, with a view to identifying areas for improvement.**

The following chart sets out the Company's corporate governance framework.


The Board of Directors
Risk Committee
Nomination & Remuneration Committee
Strategy & Budget Committee
Audit Committee
Management

The Company's corporate website (www.bochk.com) contains detailed information on the Company's corporate governance principles and framework, the compositions of the Board and Board Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy.

Board of Directors

Non-executive Directors and independent non-executive Directors form the majority of the Board. This structure ensures the independence and objectivity of the Board's decision-making process as well as the thoroughness and impartiality of the Board's oversight of the Management. The Board acts honestly and in good faith in order to maximise long-term shareholder value and fulfill its corporate responsibility to other stakeholders of the Group. Its decisions are made objectively and in the best interests of the Group.

The Board currently has 14 members, comprising six independent non-executive Directors, five non-executive Directors and three executive Directors. Mr. Hua Qingshan resigned as a non-executive Director on 15 June 2007 due to change in work posting. On 25 May 2007, Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin were appointed executive Directors of the Company. In accordance with the Company's Articles of Association, both Mr. Lee and Mr. Gao will retire and offer themselves for election by the shareholders at the annual general meeting of the Company to be held in May 2008. Save as disclosed above, there were no other changes to the composition of the Board in 2007 and up to the date of this report.

All Directors possess extensive experience in banking and management, and over one third of them are independent non-executive Directors, of whom several are experts in financial and/or risk management. The Board has adopted the "Policy on Independence of Directors", some provisions of which are even more stringent than Rule 3.13 of the Listing Rules. The Company has received from each of the independent non-executive Directors an annual confirmation of his/her independence by reference to the Policy. On the basis of these confirmations and information available to it, the Company considers all of them to be independent. Biographical details of the Directors are set out in the "Board of Directors and Senior Management" section of this Annual Report and the Company's website at www.bochk.com.

All the existing **non-executive Directors and independent non-executive Directors** of the Company have been **appointed for a fixed term, with formal letters of appointment** setting out the key terms and conditions of their appointment. Pursuant to the Articles of Association, all Directors, including the Chairman, Vice Chairmen and Chief Executive, shall retire by rotation at least once every three years at annual general meetings and be eligible for re-election. All Directors appointed by the Board are subject to election by shareholders at the first general meeting following their appointment. The Nomination and Remuneration Committee has established a **written and formal process for the appointment of independent non-executive Directors to ensure that the appointment procedures are standardised, thorough and transparent.**

There is **no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members.** Messrs. Xiao Gang, Li Zaohang and Zhou Zaiqun are directors of BOC. Mdm. Zhang Yanling is a member of the senior management of BOC. It is expressly provided in the Board's Mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, a Board meeting attended by independent non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

The Company has arranged for **appropriate Directors' Liability Insurance Policy to indemnify the Directors for liabilities arising out of corporate activities.** The coverage and the sum insured under the policy are reviewed annually.

To ensure that newly appointed Directors have adequate understanding of the Company's business and operation, and to enable current Directors to constantly update their skills and knowledge so that they can continue to offer informed advice and contribute to the Board, the Board enforces a **formal system for the initial induction and ongoing professional development of the Directors**. In 2007, the Board invited a distinguished former regulator with extensive experience in the supervision and regulation of financial institutions to share with the Board members the role and responsibilities of the board of directors under Basel II.

Nine Board meetings were held during the year with an average attendance rate of 97%. The meeting schedule was prepared and approved by the Board in the preceding year. In general, Board agenda and meeting materials are despatched to all Board members for review at least seven days before the meetings. Board agenda is approved by the Chairman following consultation with other Board members and the Management. As a general practice, the Chairman will meet all non-executive Directors (including independent non-executive Directors) in the absence of executive Directors and the Management at the beginning of each Board meeting, in order to facilitate an open and frank discussion among the non-executive Directors. This practice has been incorporated in the Working Rules of the Board. Individual attendance records of the Directors in 2007 are set out as follows:

Director	Number of Board meetings attended	Attendance rate
Non-executive Directors		
Mr. XIAO Gang *(Chairman)*	9 out of 9	100%
Mr. SUN Changji *(Vice Chairman)*	9 out of 9	100%
Mr. HUA Qingshan *(Note 1)*	6 out of 6	100%
Mr. LI Zaohang	9 out of 9	100%
Mr. ZHOU Zaiqun	9 out of 9	100%
Mdm. ZHANG Yanling	8 out of 9	89%
Independent Non-executive Directors		
Dr. FUNG Victor Kwok King	9 out of 9	100%
Mr. KOH Beng Seng	9 out of 9	100%
Mr. SHAN Weijian	7 out of 9	78%
Mr. TUNG Chee Chen	9 out of 9	100%
Mr. TUNG Savio Wai-Hok	8 out of 9	89%
Mdm. YANG Linda Tsao	9 out of 9	100%
Executive Directors		
Mr. HE Guangbei *(Vice Chairman and Chief Executive)*	9 out of 9	100%
Mr. LEE Raymond Wing Hung *(Note 2)*	3 out of 3	100%
Mr. GAO Yingxin *(Note 2)*	3 out of 3	100%

Note 1: Mr. Hua Qingshan resigned as a non-executive Director of the Company with effect from 15 June 2007.

Note 2: Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin were appointed executive Directors of the Company on 25 May 2007.

Apart from formal Board meetings and general meetings, there are opportunities for the Board and the Management to interact and communicate on relatively less formal occasions. For example, **Board members have been invited to give a talk to the Company's middle to senior management on diverse subjects leveraging on their respective background and expertise**. In 2007, Mdm. Yang Linda Tsao, Chairlady of the Asian Corporate Governance Association, was invited to share with the Company's executives her knowledge and insights on corporate governance. Further, **off-site events have been held to enhance communication among Board members, and between the Board and the Management.**

Audit Committee

The Audit Committee currently has seven members comprising one non-executive Director and all the six independent non-executive Directors. Independent non-executive Directors make up 86% of the Committee members. The Committee is chaired by Mr. Shan Weijian, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of financial statements and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of the Head of Internal Audit;
- appointment of external auditors and assessment of their qualifications, independence and performance and, with authorisation of the Board, determination of their remuneration;
- periodic review and annual audit of the Company's and the Group's financial statements, and financial and business review;
- compliance with applicable accounting standards as well as legal and regulatory requirements on financial disclosures; and
- corporate governance framework of the Group and implementation thereof.

The work performed by the Audit Committee in 2007 included the review and, where applicable, approval of:

- the Company's Directors' Report and financial statements for the year ended 31 December 2006 and the annual results announcement that were recommended to the Board for approval;
- the Company's interim financial statements for the six months ended 30 June 2007 and the interim results announcement that were recommended to the Board for approval;
- the Company's announcements on quarterly financial and business reviews for the periods ended 31 March 2007 and 30 September 2007 that were recommended to the Board for approval;
- the audit reports and report on internal control recommendations submitted by the external auditors, and the on-site examination reports issued by regulators;
- the re-appointment of external auditors, the fees payable to external auditors for the annual audit, interim review and other non-audit services;
- the Group's internal audit plan for 2007 and key issues identified;
- the deployment of human resources and pay level of the Internal Audit, and the department's budget for 2007; and
- the 2007 key performance indicators for and 2006 performance appraisal of the Head of Internal Audit and the Internal Audit Department.

The **"Policy on Staff Reporting of Irregularities"** adopted by the Board has **proved to be effective**. Last year, reports on a number of cases were received and handled satisfactorily through the channels and procedures set out in the said Policy.

Pursuant to paragraph C.2 of the Code, the Audit Committee conducted an annual review of the effectiveness of the internal control systems of the Group in 2007. This review covered all material controls, including financial, operational and compliance controls as well as risk management. For detailed information on this topic, please refer to the "Internal Control" section below.

In accordance with international best practices, the Audit Committee engaged an independent consultant to conduct a quality assurance review on the Group's internal audit function in 2006. Following endorsement by the Audit Committee, the Internal Audit Department has been **implementing the recommendations proposed by the independent consultant with a view to further enhancing the effectiveness of the Group's internal audit function.**

Seven Audit Committee meetings were held during the year with an average attendance rate of 92%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SHAN Weijian *(Chairman)*	6 out of 7	86%
Mr. ZHOU Zaiqun	7 out of 7	100%
Dr. FUNG Victor Kwok King	6 out of 7	86%
Mr. KOH Beng Seng	6 out of 7	86%
Mr. TUNG Chee Chen	7 out of 7	100%
Mr. TUNG Savio Wai-Hok	7 out of 7	100%
Mdm. YANG Linda Tsao	6 out of 7	86%

Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has six members comprising two non-executive Directors and four independent non-executive Directors. The independent non-executive Directors represent two-thirds of the Committee members. The Committee is chaired by Mr. Sun Changji, Vice-chairman of the Board.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- selection and nomination of Directors, Board Committee members and certain senior executives as designated by the Board from time to time;
- structure, size and composition (including skills, experience and knowledge) of Directors and Board Committee members;
- remuneration of Directors, Board Committee members and senior management; and
- effectiveness of the Board and Board Committees.

The work performed by the Committee in 2007 included the review and, where applicable, approval of:

- performance appraisal of the executive Director and designated senior executives for year 2006;
- proposal on staff bonus for year 2006 and salary adjustment for year 2007 for the Group, including the designated senior executives;
- key performance indicators of the Group and the designated senior executives for year 2007;
- implementation progress of the Group's medium-term human resources strategies and other major human resources policies;
- reports on self-evaluation of the Board and Board Committees, which were analysed by the Committee. The Committee also made recommendations to the Board regarding the results of the self-evaluation, with a view to further enhancing the role and effectiveness of the Board and Board Committees;
- recruitment of a new Deputy Chief Executive in charge of financial market business lines and the terms of employment thereof;
- service agreement and terms of employment of certain designated senior executives; and
- matters relating to the appointment of directors to the boards of certain major subsidiaries of the Group.

Pursuant to the **"Policy on Directors' Remuneration"** adopted by the Company, in recommending the remuneration of Directors, the Committee makes reference to companies of comparable business type or scale, and the nature and quantity of work at both Board and Board Committee levels (including frequency of meetings and nature of agenda items) in order to compensate Directors reasonably for their time and efforts spent. The Committee will regularly review, deliberate and recommend the remuneration of Directors to the Board. Following the review by the Board, the proposed remuneration will be put to shareholders for final approval at general meetings. **No individual Director is allowed to participate in the procedures for deciding his/her individual remuneration package.** Information relating to the remuneration of each Director for 2007 is set out in Note 22 of this Annual Report. The present scale of Director's fees, including additional fees for membership of Board Committees, is given below:

Board of Directors:	
All Directors	HK$200,000 p.a.
Board Committees:	
Chairman	HK$100,000 p.a.
Other Committee members	HK$50,000 p.a.

The **Nomination and Remuneration Committee** also has the delegated responsibility to **determine the specific remuneration packages of the executive Directors and designated senior executives**, including share options, benefits in kind, pension rights, etc. Currently the principal components of the Company's remuneration packages for the executive Directors and designated senior executives include basic salary, discretionary bonus and other benefits in kind. A significant portion of the executive Directors' or designated senior executives' discretionary bonus is based on the Group's and the individual's performance during the year. The Committee reviews and recommends to the Board the annual performance targets for the executive Directors and designated senior executives by reference to the corporate goals and objectives approved by the Board from time to time. The Committee also reviews the performance of the executive Directors and designated senior executives against the targets set on an ongoing basis, and reviews and approves their specific performance-based remuneration.

The Committee has adopted the **"Procedures for the Nomination and Appointment of Independent Non-executive Directors of the Company"** and the "Procedures for the Nomination and Appointment of Independent Non-executive Directors for major subsidiaries in the Group", to formalise the procedures for such nomination and appointment and enhance the transparency in this respect. Pursuant to such procedures, an appropriate candidate was identified and appointed as independent non-executive director to the board of BOC Life in 2007.

Six Nomination and Remuneration Committee meetings were held during the year with an average attendance rate of 92%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SUN Changji *(Chairman)*	6 out of 6	100%
Mr. LI Zaohang	6 out of 6	100%
Dr. FUNG Victor Kwok King	5 out of 6	83%
Mr. SHAN Weijian	4 out of 6	67%
Mr. TUNG Chee Chen	6 out of 6	100%
Mdm. YANG Linda Tsao	6 out of 6	100%

Risk Committee

Following the resignation of Mr. Hua Qingshan as a non-executive Director and member of the Risk Committee in June 2007, the Committee currently has three members, of whom two are independent non-executive Directors and one is a non-executive Director. The Committee is chaired by Mr. Koh Beng Seng, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- formulation of the risk appetite and risk management strategy of the Group, and determination of the Group's risk profile;
- identification, assessment and management of material risks faced by the various business units of the Group;
- review and assessment of the adequacy of the Group's risk management process, system and internal control;
- review and monitoring of the Group's compliance with the risk management process, system and internal control, including the Group's compliance with prudential, legal and regulatory requirements governing the business of the Group;
- review and approval of high-level risk-related policies of the Group; and
- review of significant or high risk exposures and transactions.

The work performed by the Committee in 2007 included the following:

- review of risk management limits;
- review of Risk Management Policy Statement, Group Operating Principles and a range of risk management policies covering strategic risk, reputation risk, credit risk, market risk, operational risk, interest rate risk, liquidity risk, legal and compliance risk, and stress testing;
- review and oversight of Basel II implementation, in particular the implementation progress of Foundation Internal Ratings-Based Approach and Internal Capital Adequacy Assessment Process;
- approval of target limit for banking book investment and review of the investment strategy of the banking book;
- recommendations to the Board for further enhancing the Group's risk management framework and structure;
- review of significant or high risk exposures and transactions; and
- review of periodic risk management reports.

Six Risk Committee meetings were held during the year with 100% attendance at all the meetings. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. KOH Beng Seng *(Chairman)*	6 out of 6	100%
Mr. HUA Qingshan *(Note)*	3 out of 3	100%
Mdm. ZHANG Yanling	6 out of 6	100%
Mr. TUNG Savio Wai-Hok	6 out of 6	100%

Note: Mr. Hua Qingshan ceased to be a member of the Risk Committee with effect from 15 June 2007.

Strategy and Budget Committee

Following the resignation of Mr. Hua Qingshan as a non-executive Director and member of the Committee in June 2007, the Strategy and Budget Committee currently comprises four members, of whom two are independent non-executive Directors, one is non-executive Director, and one is the Chief Executive and executive Director. The Committee is chaired by Mdm. Yang Linda Tsao, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- review, motion and monitor the Group's medium to long term strategy;
- review and monitor the Group's regular/periodic (including annual) business plan and financial budget;
- review the process for formulating the Group's medium to long term strategy to ensure that it is sufficiently robust to take into account a range of alternatives;
- monitor the implementation of the Group's medium to long term strategy through pre-determined metrics and provide guidance to the Management; and
- make recommendations to the Board on major investments, capital expenditure and strategic commitments of the Group and monitor implementation of the same.

During the year, the Strategy and Budget Committee guided and monitored the Management's implementation of the Group's medium to long term strategic plan as approved by the Board. At the same time, the Committee reviewed the Group's 2008 – 2012 rolling strategic plan as proposed by the Management, to take into account the changes in operating environment and opportunities and challenges presented by the market. The Committee also played a prominent role in driving the formulation of the Group's key business strategies, including those for the development of China business, wealth management business, life insurance, and excess funds and capital management. The Committee monitored the implementation of the Group's budget and business plan for 2007. In planning for 2008, the Committee reviewed and endorsed the Group's 2008 financial budget and business plan, and recommended the same to the Board for approval.

Six Strategy and Budget Committee meetings were held during the year with an average attendance rate of 97%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mdm. YANG Linda Tsao *(Chairlady)*	6 out of 6	100%
Mr. HE Guangbei	6 out of 6	100%
Mr. HUA Qingshan *(Note)*	2 out of 3	67%
Mr. ZHOU Zaiqun	6 out of 6	100%
Mr. TUNG Savio Wai-Hok	6 out of 6	100%

Note: Mr. Hua Qingshan ceased to be a member of the Strategy and Budget Committee with effect from 15 June 2007.

Ad Hoc Committee

The Board established an ad hoc Independent Board Committee and an ad hoc Search Committee during the year.

Search Committee

To strengthen the business development capability of the Group, the Board set up the Search Committee in March 2007 to search for a suitably qualified candidate to fill the position of Deputy Chief Executive (Financial Markets). The Committee was chaired by Dr. Fung Victor Kwok King, independent non-executive Director. Its members included Mr. Sun Changji, Mr. He Guangbei, and independent non-executive Directors Mr. Koh Beng Seng, Mr. Shan Weijian, Mr. Tung Chee Chen, Mr. Tung Savio Wai-Hok and Mdm. Yang Linda Tsao. The Committee has engaged an independent professional search firm to assist the Committee in conducting a global and open recruitment. After several rounds of selection and with the recommendation of the Nomination and Remuneration Committee, the Board resolved to appoint Mr. Chan Tze Ching as the Deputy Chief Executive in charge of Investment Product Management, Global Markets, Treasury Department and BOC Life. Following the resignation of Mr. Chan Tze Ching for health reason in March 2008, the Committee was re-convened to conduct a global and open recruitment to search for a suitably qualified replacement.

Independent Board Committee

Pursuant to the Board's mandate, an Independent Board Committee was set up in May 2007 to review and approve the continuing connected transactions between the Company and its subsidiaries on the one hand and members of the BOC Group (other than the Company and its subsidiaries) on the other hand, for the three financial years ended 31 December 2008, 2009 and 2010. The Committee comprised all the independent non-executive Directors of the Company and was chaired by Mr. Tung Chee Chen. The Committee has engaged Commerzbank AG as the independent financial adviser for the purpose of reviewing the continuing connected transactions. On the basis of Commerzbank AG's affirmative advice and its own review, the Committee has been satisfied that the continuing connected transactions and the new annual caps imposed on such transactions for the three years 2008 - 2010 are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the independent shareholders are concerned. As the new annual caps for certain categories of continuing connected transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, such transactions are subject to the requirement of independent shareholders' approval. For such purpose, the Company has scheduled an extraordinary general meeting to be held on 20 May 2008. Shareholders please refer to the circular issued by the Company dated 1 February 2008 and notice of the extraordinary general meeting which will be issued by the Company in due course for details on the continuing connected transactions and the extraordinary general meeting. Shareholders can also view and download the aforesaid documents from the Company's website at www.bochk.com.

Directors' Securities Transactions

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. Apart from the securities of the Company, the Code applies equally to the Director's dealings in the securities of BOC which was listed on the Stock Exchange of Hong Kong in June 2006. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the said Model Code throughout year 2007.

External Auditors

Pursuant to the "Policy on External Auditors" adopted by the Board, the **Audit Committee** reviewed and monitored and **was satisfied with the independence and objectivity of PricewaterhouseCoopers**, the Group's external auditors, **and the effectiveness of their audit procedures**, based on the principles and standards set out in the policy that were in line with international best practices. Upon the recommendation of the Audit Committee, the Board will propose that PricewaterhouseCoopers be re-appointed as auditors of the Group at the Company's 2008 annual general meeting. Subject to authorisation by the shareholders, the Board will authorise the Audit Committee to determine the remuneration of PricewaterhouseCoopers.

For 2007, the fee charged by PricewaterhouseCoopers was HK$37 million, of which HK$32 million was for audit services and HK$5 million related to other services. For 2006, the fee charged by PricewaterhouseCoopers was HK$37 million, of which HK$29 million was for audit services and HK$8 million related to other services.

The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit service fees paid to PricewaterhouseCoopers in 2007 comprised mainly the tax-related services fee of HK$2 million, fee in relation to the Financial and Financial Risk Management System project of HK$1 million and miscellaneous non-audit services fee of HK$2 million.

Internal Control

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the Group's assets. According to the Board's delegation, the Management is responsible for the day-to-day operations and risk management.

The internal control system is designed to maximise assurance against material misstatement or loss; to manage the risk of system failure; and to assist in the achievement of the Group's objectives. In addition to safeguarding the Group's assets, it also ensures the maintenance of proper accounting records and compliance with relevant laws and regulations.

The Group conducts an annual review of the effectiveness of its internal control systems covering all material controls, including financial, operational and compliance controls as well as risk management. The review is conducted by making reference to the guidelines and definitions given by the regulatory and professional bodies for the purpose of assessing five different internal control elements, namely, the control environment, risk assessment, control activities, information and communication, and monitoring. The assessment covers all the major internal controls and measures, including financial, operational and compliance controls as well as risk management functions. The annual review is coordinated by the Group's Internal Audit, which, after the Management and various business departments have performed their self-assessment, will carry out an independent examination and other post-assessment work on the review process and results. The results of the 2007 review have been reported to the Audit Committee and the Board.

The key procedures that the Group has essentially established and implemented to provide internal controls are summarised as follows:

- With a Management that functions under a rational organisational structure and whose authority and responsibility are clearly delineated, the Group has formulated policies and procedures to ensure reasonable checks and balances for all the operating units, reasonable safeguard for the Group's assets, the implementation of internal controls and adherence to relevant laws and regulations and risk management in its operations.

- The Management draws up and continuously monitors the implementation of the Group's strategies, business plans and financial budgets. The accounting and management systems that are in place provide the basis for evaluating financial and operational performance.

- The Group has various risk management and human resources policies. There are specific units and personnel that are responsible for identifying, assessing and managing all the major risks. These include reputation, strategic, legal, compliance, credit, market, operational, liquidity and interest rate risks. (The Group's risk management governance structure is given on page 50 to page 53 in this Annual Report.)

- The Group has established an information technology governance structure that produces a range of reports on information systems and management, including information on the monitoring of various business units, financial information and operating performance. Such information facilitates the Management, business units and the regulatory bodies in assessing and monitoring the Group's operation and performance. Proper communication channels and reporting mechanisms are in place at various business units and levels to facilitate exchange of information.

- Pursuant to a risk-based approach and in accordance with the internal audit plan approved by the Audit Committee, the Group's Internal Audit conducts independent reviews on such aspects as financial activities, various business units, various kinds of risks, operations and activities. Audit reports are submitted directly to the Audit Committee. Internal Audit will closely follow up on the items that require attention in a systematic way and will report to the Audit Committee and the Management in a timely manner.

- The Audit Committee reviews the reports submitted by external auditors to the Group's Management in connection with the annual audit as well as the recommendations made by regulatory bodies on internal control. Internal Audit will follow up on the same to ensure timely implementation of the recommendations, and will also periodically report the status of the implementation to the Management and the Audit Committee.

The Group is committed to maintaining and upholding good corporate governance practices and internal control system of all subsidiaries and foreign operations are reviewed regularly. During the year, areas for improvement have been identified and appropriate measures have been implemented.

Communication with Shareholders and Shareholders' Rights

The Board attaches a high degree of importance to continuous communication with shareholders, especially direct dialogue with them at the Company's annual general meetings. Shareholders are therefore encouraged to actively participate at such meetings.

The Chairman of the Board, the Chairmen and members of Board Committees, and representatives of PricewaterhouseCoopers were present at the Company's 2007 annual general meeting held on 23 May 2007 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders. Resolutions passed at the Company's 2007 annual general meeting included: adoption of the Company's and the Group's 2006 financial statements, declaration of 2006 final dividend, re-election of Directors, re-appointment of auditors and grant of a general mandate to the Board to issue and repurchase shares of the Company.

The Board is aware of investors' concern regarding the potential dilution of the shareholders' value arising from the exercise of power pursuant to the grant of a general mandate to issue shares to the Board. Given its commitment to high standards of corporate governance, the Board announced at the 2007 annual general meeting certain **internal policies for the exercise of the powers granted to the Board under the general mandates to issue and repurchase shares** as follows:

- The Board will not exercise the mandate to issue shares for cash and unrelated to any asset acquisition in excess of 10% of the Company's issued share capital or at a discount that will result in significant dilution of shareholder value. In the exercise of such power to issue shares for cash, the Board will have regard to factors such as the Group's capital adequacy ratio, and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and the alternative of conducting a rights issue.

- The Board has set the triggering events for the exercise of the power to repurchase shares, which include: market price of the Company's shares is lower than the fair value of the shares; the Group has surplus funds which is in excess of its short to mid term development requirements; and the Board considers it proper and appropriate to exercise the general mandate for enhancing the return on equity or net assets or earnings per share of the Company. In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Company's shares, then the Board will consider making the purchases through a general offer, i.e. offer to all existing shareholders in proportion to their respective shareholdings. The price at which shares are repurchased will not be higher than the fair value of the shares of the Company.

The Board has resolved to adopt the above policies if it is granted by the shareholders the general mandates to issue and repurchase shares at the 2008 annual general meeting.

In order to enhance the transparency of shareholders' voting, **all the resolutions proposed at the Company's 2008 annual general meeting will be voted on by poll** as in previous years. The Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting will be posted on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkexnews.hk as soon as practicable following conclusion of the vote-counting.

In order that shareholders can have a better understanding of the agenda items to be discussed at the 2008 annual general meeting and to encourage their active participation so that exchange of views and communication can be further enhanced, **the Company has provided detailed information on the 2008 annual general meeting in a circular** which is despatched together with this Annual Report to the shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2008 annual general meeting in the form of "Frequently Asked Questions" (including how to convene an extraordinary general meeting and how to put forward a proposal for consideration by shareholders at a general meeting).

Further shareholder information is set out in the "Investor Relations" section of this Annual Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Directors' Responsibility Statement in relation to Financial Statements

The following statement should be read in conjunction with the auditors' statement of their responsibilities as set out in the auditors' report contained in this Annual Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Hong Kong Companies Ordinance to prepare financial statements, which give a true and fair view of the state of affairs of the Company. The financial statements should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements contained in this Annual Report, the Company has adopted appropriate accounting policies which have been consistently applied with the support of reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Investor Relations Policy

The Company is committed to timely and effective communication with the investment community to enhance their knowledge and understanding of the Company's goals and targets, how it seeks to achieve them and how it performs. The disclosure and presentation of accurate facts and figures are especially important to investors so that they can make an informed judgement about the Company's future prospects.

The main purpose of the Company's investor relations policy, therefore, is to enable investors to have access – on a fair and timely basis – to information that is reasonably required for making the best investment decisions. Such information includes the Company's corporate strategies, opportunities and challenges for growth and development, business performance and prospects as well as updates of major corporate developments. To achieve this purpose, the Company has in place an investor relations programme to carry out relevant communication activities.

Investor Relations Programme and Guidelines

The Company's investor relations programme is spearheaded by the Investor Relations Committee through the formulation and implementation of investor relations strategies. The Committee is chaired by the Chief Executive and comprises senior executives. Both the Board and the Committee evaluate the effectiveness of the investor relations programme on a regular basis.

To attain a high standard of investor relations practice, the Company adopts the Fair Disclosure Policy, which is available in the Group's website for public reference. The Policy contains clear guidelines to ensure that:

1. The Listing Rules and other regulatory requirements in relation to the disclosure of price-sensitive information are complied with.

2. All communications with the public, including the investment community and the media, are fair.

3. Material non-public information is not disseminated on a selective basis.

Access to Corporate Information

To ensure investors to have access to important corporate information on a fair and timely basis, the Investor Relations section of our website (http://www.bochk.com/ir) contains all relevant information to keep investors informed of BOCHK's latest development, including the latest corporate financial performance, corporate announcement, presentation materials, results announcement webcasts, corporate governance principles and practices, risk management governance structure, share price information, corporate fact sheet, as well as answers to frequently asked questions. Our website also includes a corporate calendar that provides the dates of interim and annual earnings announcements, and other significant events. An e-mail alert system option allows investors/analysts to sign up and be automatically updated.

Enhancing Long-term Shareholder Value

Stable Dividend Income

The Group is committed to providing a stable growth of dividend income to our shareholders, with reference to its core earnings performance. Over the past 5 years (2003-2007), the Group's dividend payouts have been in the range between 62.6% and 68.4% of its profit attributable to equity holders, representing dividend yields* of 2.8% to 4.9%. In terms of absolute amount, the Group has consistently increased the annual dividends, with 5-year (2003-2007) CAGR of 18.1%.

Dividend Per Share and Dividend Yield* (2003-2007)


DPS (HK$)
Dividend Yield
1
0.8
0.6
0.4
0.2
0
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2003
2004
2005
2006
2007
DIVIDEND PER SHARE
DIVIDEND YIELD

Source: Bloomberg

* Annual dividend yield is calculated based on actual dividends paid to shareholder during that year (final dividend of previous year and interim dividend of the year) and year-end closing share price.

Total Return for Shareholders

The Group is committed to enhancing shareholder value on a long-term basis. Since 2003, a total return for shareholders of 247.6% has been achieved, as measured by share price appreciation and reinvested dividend. On a three-year basis (2005-2007), the aggregate total return was 70.6% whereas for 2007 alone was 8.4%. As at 31 December 2007, the Company's market capitalisation was HK$231.0 billion, among the top 20 leading stocks on the Main Board of Hong Kong Stock Exchange in terms of market capitalisation. All these reflect solidly the recognition and endorsement by the investment community of the Company's growth direction and financial performance, the strengthening management and operating capabilities, enhancement of corporate governance, long-term prospects and growing value of the Company.

Total Shareholder Return - BOCHK vs Hang Seng Index and Hang Seng Finance Index (2003-2007)


300%
275%
250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
2003
2004
2005
2006
2007
BOCHK
HS Index
HSF Index

Source: Bloomberg

Shareholding Structure and Shareholder Base

As at 31 December 2007, the Company had 10,572,780,266 shares in issue of which approximately 34% was held by the public. The Company's 100,127 registered shareholders were distributed in various parts of the world, including Asia, Europe and North America. Apart from BOC, the Company is not aware of any major shareholders with a shareholding of more than 5% which has to be reported under the Securities and Futures Ordinance of Hong Kong. The following table shows the distribution of ownership according to the register of members and the participant shareholding report generated from the Central Clearing and Settlement System as at 31 December 2007:

Category	Number of registered shareholders	% of shareholders	Number of shares	% of total issued share capital
Individuals	99,568	99.4%	227,807,088	2.2%
Institutions, corporates and nominees	558	0.6%	3,397,969,722	32.1%
Bank of China Group	1	0.0%	6,947,003,456	65.7%
Total	100,127	100.0%	10,572,780,266	100.0%

Investor Relations Activities in 2007

The Company's investor relations activities are conducted on a global basis and are aimed to raise the awareness and understanding of international investors about the Company's investment proposition in respect of its latest financial performance, business philosophy, development strategies and growth potential. In 2007, the Company continued to provide effective channels for investors to communicate directly with the Board and senior management on a regular basis.

Annual General Meeting

At the AGM held in May 2007, the Chairmen of the Board, the Nomination and Remuneration Committee, the Risk Committee, and the Strategy and Budget Committee respectively, members of the Audit Committee as well as the Company's external auditors were present to respond to questions and comments from shareholders.

Results Announcement

At the Group's 2006 annual results announcement on 22 March 2007 and 2007 interim results announcement on 23 August 2007, the senior management led by the Chief Executive conducted briefings with analysts and the press to apprise them of the Company's operating results, business strategies and outlook, and to respond to their questions. These events, including the relevant presentation materials and announcements, were all available to the public through the Group's website, both live and as a recording.

In addition to the interim and annual results announcements, the Company also published quarterly financial and business reviews to keep shareholders updated of the latest performance, financial position and prospects of the Company.

Communication with Investors

In 2007, the Company's senior management had over 190 meetings with investors across the world. These meetings were held during global road-shows, international investor conferences and company visits. The Company is widely covered by more than 20 securities research institutions.

Investor meetings by category


3%
18%
79%
Fund Managers
Analysts
Others

Through emails and investor feedback surveys, the Company continued to promote two-way communication. The responses received from these initiatives enabled the Company to better understand the market's concerns and to formulate the Company's investor relations plan going forward.

Market Recognition

The Company's commitment to transparency and dedication to maintain high standards in disclosure won public recognition in 2007. The Company received a Special Mention under the "General Category" of Hong Kong Management Association (HKMA)'s 2007 Best Annual Reports Awards competition in recognition of the Company's high standards in the disclosure of information in its annual report.

Going Forward

Under the principles of timeliness, fairness and transparency, the Company will continue to pursue a proactive and effective investor communication programme to keep the investors adequately informed about the Company's present and future development.

Investor Relations Contact

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602 /
(852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

Shareholder Information

Financial Calendar 2008

Announcement of 2007 annual results	25 March (Tuesday)
Last day in Hong Kong of dealings in the Company's shares with entitlement to final dividend	8 May (Thursday)
Ex-dividend date	9 May (Friday)
ADS record date for final dividend	13 May (Tuesday)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	13 May (Tuesday) 4:30 p.m.
Book closure period (both days inclusive)	14 May (Wednesday) to 19 May (Monday)
Record date for final dividend	19 May (Monday)
Latest time for lodging proxy forms for 2008 Annual General Meeting	16 May (Friday) 3:00 p.m.
2008 Annual General Meeting	20 May (Tuesday) 3:00 p.m.
Final dividend payment date	27 May (Tuesday)
Announcement of 2008 interim results	Mid to late August

Annual General Meeting

The 2008 Annual General Meeting will be held at 3:00 p.m. on Tuesday, 20 May 2008 at 17/F., Bank of China Tower, 1 Garden Road, Hong Kong.

Dividends

The Directors have recommended a final dividend of HK$0.487 per share subject to the approval of shareholders at the 2008 Annual General Meeting.

Share Information

Listing

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

Ordinary shares (as at 31 December 2007)

Issued shares: 10,572,780,266
Public float: Approximately 34%

Nominal value

HK$5.00 per share

Market capitalisation (as at 31 December 2007)

231.02 billion

Share Price

Closing price on 30 December 2005:	HK$14.90
Closing price on 29 December 2006:	HK$21.10
Closing price on 31 December 2007:	HK$21.85
Highest trading price during the year:	HK$22.70
Lowest trading price during the year:	HK$16.78

Credit ratings (long term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

Stock codes

Ordinary shares:

The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK

Level 1 ADR Programme:

CUSIP No.:	096813209
OTC Symbol:	BHKLY

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong	Computershare Hong Kong Investor Services Limited Rooms 1806 – 1807 18th Floor, Hopewell Centre 183 Queen's Road East Telephone: (852) 2862 8555 Facsimile: (852) 2865 0990 / (852) 2529 6087 E-mail: hkinfo@computershare.com.hk
USA	Citibank Shareholder Services 250 Royall Street Canton, MA 02021, USA Telephone: 1-877-248-4237 (toll free) 1-781-575-4555 (outside USA) E-mail: Citibank@shareholders-online.com

Other Information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 – 1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkexnews.hk.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.



SWIFTER,

BOCHK fully supported the *Community Chest New Territories Walk – Route 8*. There were over 32,000 participants, including some 1,000 of our Group staff and their companions, all contributing to this record-breaking number for the Territories Walk.



HIGHER, STRONGER

Welcome the Year of the Olympics in Italy





Our Group's new uniform was unveiled at our staff variety show.



In the variety show in celebration of our 90th anniversary, our staff danced to their hearts' content while demonstrating their energetic spirit.

We recognise that people are the most valuable assets of a corporate. To echo our core value of "respect" people, we have stepped up our efforts to reform the Group's human resources mechanism, recruitment and staff training. To commemorate our 90 years of service in Hong Kong, we have specially organised a comprehensive range of activities for our employees to promote our corporate culture and enhance the team spirit, unveiling a new chapter for us.

Reforming the Human Resources Mechanism

According to the Group's business development strategy on the job-based and performance-driven human resources management platform, the Group has been continually enhancing its human resources and compensation policies. It has allocated additional resources to offer attractive remuneration to employees with major positions and good performance so as to retain, attract and motivate talent.

Moreover, to ensure that the job-based mechanism is in line with the Group's business development, the Group has constantly reviewed its organisation structures and job establishments during the year. By rationalising job establishment and developing professional job teams, the Group offers a platform for employees to fully utilise their competencies and thus enabling them to develop their careers while driving the Group's business growth through stronger motivation.

Recruiting Top Talent

To support our business development, the Group is committed to recruiting high quality talent. Against the backdrop of an active labour market in 2007, we adopted vigorous measures to raise our recruitment efficiency. Our recruitment procedures were improved through more flexible hiring terms and wider recruitment channels. Management and business professionals were recruited locally as well as from the Mainland and overseas. Our Group staff have therefore been strengthened by integrating talent from different origins.

We continued to introduce the trainee programmes in which high-potential university graduates were recruited for the Group by way of systematic and scientific assessment instruments. Subsequently, the high-flyers will be trained to become the future backbone of the Group.

Strengthening Staff Training

In 2007, we provided 1,760 courses that drew in 93,300 attendees. Our training programmes were designed for three objectives: 1) to meet the Group's development and overall human resources plans that can fulfill the business objectives of the Group; 2) to facilitate self-enhancement, and career development by establishing a learning organisation; 3) to optimise the input and utilisation of training resources and thus to enhance the overall effectiveness.

Major training activities were organised in a series of workshops and seminars and related to risk management, legal & compliance, corporate governance, corporate cultures, sales and services skills, and leadership development. To develop leadership and cultivate a pool of talent, we have conducted the CUHK "EMBA programme" and arranged executive development programmes with academic bodies such as Oxford University, Harvard Business School, Beijing University and Hong Kong University of Science and Technology for our senior management and talent pool members.

To dovetail with the RPC model, we introduced various training courses on communications and change management and to assist our frontline staff to acquire professional qualifications. The "Wealth Management





We organised a range of diverse recreational activities and training courses to promote the all-round development of our staff.

Academy of BOCHK" was established in April for our relationship managers with seminars on treasury and capital market products.

To meet the needs of our future development and retain talents for the Group, a Management Trainee (MT) Programme featuring intensive and systematic training was specially designed for the premier university graduates, and an Officer Trainee (OT) Programme was launched for fresh university graduates.

In keeping with technological advancements and to provide more flexible, convenient and cost-efficient training, we established an e-learning platform as a supplemental training channel. Furthermore, we launched an integrated self-learning programme through distance learning that was coupled with tutorials and tests for our colleagues.

Fostering Corporate Culture

In 2007 we continued to launch the "Teamwork Activities Rewards Scheme". The themes of this scheme not only included "teamwork" and "respect", but also the Olympic Motto – "swifter, higher, stronger" to welcome the Olympic year and foster the spirit of "solidarity, friendship and fair play". To compete for the "Departmental Award", respective departments and units held different activities such as tele-games, quizzes, experience sharing sessions, prize presentation ceremonies, video-clips, and photo exhibitions. Through these initiatives, our staff strengthened their recognition of our corporate culture and mutual understanding of each other. Apart from these activities, to show the Group's emphasis on "teamwork", we presented the *Cross-Department Team Award* in appreciation of the outstanding inter-departmental projects.

Promoting Staff Communications

In 2007, the Group continued to organise programmes promoting our corporate culture, namely "teamwork" and "respect". Through various recreational activities, we are glad to see better communications between staff and management, and a closer relationship among staff of different units. An award presentation ceremony was held to recognise staff contributions and achievements in 2006. A total of 10 BOC stars, 631 staff and 47 teams were granted outstanding performance awards.

To celebrate the 90th anniversary of the Group's service in Hong Kong, we launched a spectacular variety show in the AsiaWorld-Expo as well as a series of celebration activities. By doing so, our heritage and new corporate culture were communicated to over 10,000 staff members. And their sense of belonging and cohesion were also noticeably enhanced.

In line with our promotion of a healthy lifestyle, we provided a number of recreational activities for our staff in 2007. Among these activities were the spring banquet, a bowling tournament, orienteering championships involving parents and children, outward bound activities, war games, table-tennis competition, exchange activities for different sport and culture teams, and leisure classes.

Our staff are always encouraged to take part in community services and charitable activities to build up a sense of corporate social responsibility and good citizenship. With environmental issues taking center stage in recent years, we have mobilised our staff to participate in environmental-friendly activities like the *Ecotourism in Long Valley* and *Green Power Hike*, both of which aim at raising environmental awareness and helping to save the earth.


Start

In welcoming the Beijing Olympics, we have lent full support to the *Good Luck Beijing – HKSAR 10th Anniversary Cup* Eventing Competition.

2007 marked the 90th anniversary of the service of the Group in Hong Kong. As we adhere to our motto of "Taking Root in Hong Kong and Serving Hong Kong", we clearly understand the close relationship between the long-term development of a corporate and the importance of undertaking good corporate citizenship. That's why corporate social responsibility is one of our treasured core values. We are committed to building a better tomorrow for Hong Kong by actively supporting a diverse range of community and charitable activities through the BOCHK Charitable Foundation ("The Foundation").

The Group's community caring activities cover culture and education, sports and recreation, medical and health care, environmental protection, social welfare and assistance to the needy. Our dedication to serving the community has won us the honor of being named a Caring Company by the Hong Kong Council of Social Service for five consecutive years. We also won the Prime Award for Corporate Social Responsibility 2007.



Promoting Sports Development

The Beijing 2008 Olympic Games and the staging of the Olympic Equestrian Events in Hong Kong that all Chinese people and the whole world are looking forward to have created an ideal opportunity to foster sports development and promote "Sport for All" in our city. The Group has been actively supporting a variety of activities to encourage community participation in sports, develop elite sports, and make Hong Kong a major centre for international sporting events.

We are all aware that economic development of society is inseparable from the physical and mental health of its citizens. As such, the Group promotes the "Sport for All" message in the community by supporting the *Bank of China (Hong Kong) 50th Festival of Sport* organised by the Sports Federation & Olympic Committee of Hong Kong, China ("The Federation"). For over four months' time, more than 40,000 people participated in sport activities organised by 74 National Sports Associations, making our vibrant city even more active.

Badminton is a key focus of our sports initiatives. The Foundation has a long history of nurturing talented badminton players and increasing public interest by sponsoring the general *Hong Kong Badminton Development & Training Scheme* and related initiatives such as the *Regional Badminton Training Programme, Hong Kong Open Badminton Championships* and *Badminton Doubles League cum Family Fun Day* since 1999. More than 500,000 people have participated in the scheme over the years. The Group also supported the badminton competition of the *Corporate Games* presented by the Leisure and Cultural Services Department.

To assist promising athletes in honing their talents, the Foundation continued its sponsorship of the *Hong Kong Island & Kowloon Regional Inter-school Sports Competition* and, the competition's top-honour award, the *BOCHK Bauhinia Bowls Award*. A total of 72,000 young athletes from over 270 schools participated in 8,100 matches in this competition.

The Group paid tribute to the outstanding local athletes and sports teams by becoming the title sponsor of the prestigious *Bank of China Hong*



The Visiting Fellow of HKAPA by Yundi Li aims to nurture more new pianist talents for Hong Kong.



BOCHK and the Hong Kong Chinese Orchestra joined hands to present *Majestic Drums IX*, a drum fanfare to welcome the year of the Olympics.

Kong Sports Stars Awards 2007 and honored the highest vote winner with the *Bank of China (Hong Kong) Best of the Best Hong Kong Sports Star Award.*

The *90 Young Athletes Olympic Tour – Talented Young Hong Kong Athletes Beijing Olympics Exchange Tour* organised by the Federation and the Hong Kong Olympians and Meritorious Athletes' Commission and sponsored by BOCHK provided young athletes with invaluable learning opportunities related to the Beijing Olympics as they exchange experiences with the national team athletes. This enabled them to deepen their understanding of the sports development in our motherland.

As Bank of China is the official banking partner of the Beijing 2008 Olympics, BOCHK has lent full support to the Olympics by sponsoring the *Good Luck Beijing – HKSAR 10th Anniversary Cup* Eventing Competition.

What's more, it will be the first time in Hong Kong's history to hold the 2009 East Asian Games. BOCHK is among the first group of organisations to support this event by becoming a Diamond Partner of the Games.

Enriching Cultural Life

Art is a language that crosses cultures and nationalities. The Group has sponsored a series of international arts and cultural performances throughout the past year to enrich people's lives and promote the arts and cultural development in Hong Kong.

We supported *A Gala Evening with José Carreras* presented by the Hong Kong Philharmonic Orchestra that featured one of the world's renowned tenors. The *Majestic Drums IX*, organised by the Hong Kong Chinese Orchestra and sponsored by the Group, welcomed the Beijing 2008 Olympic Games with the public by staging concerts and workshops at the Hong Kong Cultural Centre, the Bank of China Tower, and a shopping mall.

Having become a Hong Kong resident, Yundi Li has been appointed by the Hong Kong Academy for Performing Arts as a Visiting Fellow. Yundi Li has been coaching young pianists in Hong Kong in a series of master classes that were sponsored by BOCHK to broaden the horizons of local youngsters. The Group also sponsored the Hong Kong Ballet's stunning production of *Momentum* that debuted the New York City Ballet's Principal Dancer Sofiane Sylve in Hong Kong.

We sponsored the *HKDA Awards 07*, the largest and most important professional design competition in Hong Kong and Asia Pacific, organised by the Hong Kong Designers Association. The Awards recognised the outstanding achievements and creativity of designers in the fields of graphic and product design as well as new and spatial media.

Nurturing Tomorrow's Leaders

Nurturing the young generation is crucial to the long-term development of society. In 2007, the Foundation presented scholarships and bursaries amounting to HK$1 million to over 100 students from all universities and tertiary education institutions in Hong Kong, bringing the total number of beneficiary students to nearly 1,100 and the total contribution value to HK$10.4 million since 1990.

To develop closer economic integration between Hong Kong and the Mainland of China, the Group organised the *Internship Programme for Financial Professionals in the Mainland of China* for the third consecutive year. With this support, university students are able to gain a better understanding of the latest political, economic, financial, cultural and social developments of our motherland and become more familiar with the banking operations in the Mainland by undertaking an internship at the Shanghai Branch of Bank of China.

We also continued to sponsor the *Junior Police Call Leadership and*





Bank of China (Hong Kong) 50th Festival of Sport – Sport for all in a vibrant city

Management Training Project organised by the Hong Kong Police in 2007. With an aim of strengthening the management and leadership skills of the younger generation, the project provided 161 classes for more than 6,400 participants.

Enhancing Environmental Awareness

The Group spared no effort in promoting environmental awareness among teachers, parents and students at kindergarten, primary and secondary schools through the *Green School Award*. Since 2000, the number of Green Schools increased to 198 with over 1,013 participating schools.

As well, the Group sponsored the fund-raising gala evening of the Ocean Park Conservation Foundation to help advocate the conservation of wildlife and habitats in Asia. We also helped reduce computer waste during the year by donating refurbished computers to the deprived through the Hong Kong Caritas Computer Recycling Project.

Assisting the Needy

The Foundation attaches great importance to charitable causes. To that end, we sponsored the *National Renowned Chefs for the Chest* organised by the Community Chest to help raise funds for the needy in Hong Kong. One hundred acclaimed chefs from the Mainland of China and Hong Kong were invited to share their unique presentation of the "Eight Major Regional Cuisines of China" with the public. BOCHK contributed in a significant way by sponsoring the expenses of the Charity Dinner, inviting beneficiaries from the Chest's member social welfare agencies to enjoy the sponsored feast, and matching donations dollar-for-dollar with those given by designated restaurants.

The Foundation joined hands with the Hong Kong Red Cross Blood Transfusion Service again to organise the *Blood Donation Week*. Some 905 people donated blood at the Bank of China Tower, Bank of China Centre, a shopping mall and a medicoach. To encourage students at secondary schools and tertiary institutions to donate blood regularly, we supported the *Blood Donation Campaign on Campus*.

In 2007, the Group offered donations and actively participated in a wide variety of charitable activities such as the *Skills Upgrading Scheme Charity Walk* by the Education and Manpower Bureau, the *Charity Golf Tournament* and *District Elderly Campaign* by Po Leung Kuk, the *Be A Star Charity Christmas Lunch* and *Care Scheme* by the Community Chest, the *MTR Hong Kong Race Walking 2007* and *Walk for the Community* by the Li Ka Shing Faculty of Medicine. For ten consecutive years, we have been the Diamond sponsor of Po Leung Kuk.

Last but not the least, during the year, we sent out 3.03 million inserts representing a number of charitable organisations with bank statements to spread the spirit of charity among our customers.



We have specially sponsored *Zingaro*, a world-renowned creative family entertainment spectacle. This French equestrian show has won over 39,500 spectators' applause with 32 exhilarating shows in Hong Kong.

Photo by Antoine Poupel

INDEPENDENT AUDITOR'S REPORT

To the shareholders of
BOC Hong Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 91 to 215, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.



PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 25 March 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December	Notes	2007 HK$'m	2006 HK$'m
Interest income		**46,056**	40,271
Interest expense		**(26,661)**	(24,436)
Net interest income	5	**19,395**	15,835
Fees and commission income		**8,177**	4,985
Fees and commission expenses		**(1,903)**	(1,268)
Net fees and commission income	6	**6,274**	3,717
Net trading income	7	**1,013**	1,567
Net gain on financial instruments designated at fair value through profit or loss		**868**	321
Net loss on investments in securities	8	**(53)**	(5)
Net insurance premium income	9	**8,426**	6,195
Other operating income	10	**771**	334
Total operating income		**36,694**	27,964
Net insurance benefits and claims	11	**(9,440)**	(6,655)
Net operating income before impairment allowances		**27,254**	21,309
Net (charge)/reversal of impairment allowances	12	**(1,448)**	1,794
Net operating income		**25,806**	23,103
Operating expenses	13	**(7,773)**	(6,558)
Operating profit		**18,033**	16,545
Net gain from disposal of/fair value adjustments on investment properties	14	**1,064**	605
Net gain/(loss) from disposal/revaluation of properties, plant and equipment	15	**26**	(16)
Share of profits less losses of associates	30	**3**	5
Profit before taxation		**19,126**	17,139
Taxation	16	**(3,309)**	(2,855)
Profit for the year		**15,817**	14,284
Attributable to:			
Equity holders of the Company		**15,446**	14,007
Minority interests		**371**	277
		15,817	14,284
Dividends	18	**9,674**	8,966
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	19	**1.4609**	1.3248

The notes on pages 98 to 215 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December	Notes	2007 HK$'m	2006 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	23	**159,065**	105,236
Placements with banks and other financial institutions maturing between one and twelve months		**53,154**	56,373
Financial assets at fair value through profit or loss	24	**34,440**	28,294
Derivative financial instruments	25	**14,477**	7,393
Hong Kong SAR Government certificates of indebtedness		**32,770**	34,750
Advances and other accounts	26	**420,234**	352,858
Investment in securities	28	**301,183**	302,091
Interests in associates	30	**83**	60
Investment properties	31	**8,058**	7,481
Properties, plant and equipment	32	**23,293**	19,740
Deferred tax assets	39	**23**	69
Other assets	33	**20,857**	14,608
Total assets		**1,067,637**	928,953
LIABILITIES			
Hong Kong SAR currency notes in circulation	34	**32,770**	34,750
Deposits and balances of banks and other financial institutions		**60,599**	49,034
Financial liabilities at fair value through profit or loss	35	**11,405**	15,127
Derivative financial instruments	25	**11,092**	4,052
Deposits from customers	36	**793,606**	694,691
Debt securities in issue at amortised cost		**2,089**	–
Other accounts and provisions	37	**33,344**	25,901
Current tax liabilities		**1,210**	1,128
Deferred tax liabilities	39	**3,967**	3,391
Insurance contract liabilities	40	**22,497**	14,239
Total liabilities		**972,579**	842,313
EQUITY			
Share capital	41	**52,864**	52,864
Reserves	42	**39,978**	31,791
Capital and reserves attributable to the equity holders of the Company		**92,842**	84,655
Minority interests		**2,216**	1,985
Total equity		**95,058**	86,640
Total liabilities and equity		**1,067,637**	928,953

The notes on pages 98 to 215 are an integral part of these financial statements.

Approved by the Board of Directors on 25 March 2008 and signed on behalf of the Board by:





XIAO Gang
Director

HE Guangbei
Director

BALANCE SHEET

As at 31 December	Notes	2007 HK$'m	2006 HK$'m
ASSETS			
Bank balances		**376**	331
Investment in securities	28	**4,135**	–
Investment in subsidiaries	29	**53,764**	53,764
Other assets		**5,896**	4,736
		64,171	58,831
LIABILITIES			
Other accounts and provisions		**3**	2
EQUITY			
Share capital	41	**52,864**	52,864
Reserves	42	**11,304**	5,965
Capital and reserve attributable to the equity holders of the Company		**64,168**	58,829
Total liabilities and equity		**64,171**	58,831

The notes on pages 98 to 215 are an integral part of these financial statements.

Approved by the Board of Directors on 25 March 2008 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2006	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the year	-	-	-	-	-	-	14,007	14,007	277	14,284
Currency translation difference	-	-	-	-	-	4	-	4	-	4
2005 final dividend paid	-	-	-	-	-	-	(5,075)	(5,075)	-	(5,075)
2006 interim dividend paid	-	-	-	-	-	-	(4,240)	(4,240)	(70)	(4,310)
Revaluation of premises	-	1,209	-	-	-	-	-	1,209	-	1,209
Release upon disposal of premises	-	(64)	-	-	-	-	64	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	99	-	-	-	-	99	-	99
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	50	-	-	-	(247)	(197)	-	(197)
Release of reserve upon disposal of available-for-sale securities	-	-	(1)	-	-	-	(3)	(4)	-	(4)
Distribution of cash	-	-	-	-	(900)	-	-	(900)	-	(900)
Release to deferred tax liabilities	-	(165)	(18)	-	-	-	-	(183)	-	(183)
Transfer from retained earnings	-	-	-	95	457	-	(552)	-	-	-
At 31 December 2006	52,864	6,040	(115)	3,621	-	-	22,245	84,655	1,985	86,640
Company and subsidiaries	52,864	6,040	(115)	3,621	-	-	22,229	84,639		
Associates	-	-	-	-	-	-	16	16		
	52,864	6,040	(115)	3,621	-	-	22,245	84,655		

	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the year	-	-	-	-	-	15,446	15,446	371	15,817
Currency translation difference	-	-	-	-	14	-	14	-	14
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
2007 interim dividend paid	-	-	-	-	-	(4,525)	(4,525)	(78)	(4,603)
Revaluation of premises	-	2,910	-	-	-	-	2,910	17	2,927
Release upon disposal of premises	-	(23)	-	-	-	23	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(768)	-	-	-	(768)	3	(765)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	12	-	-	(115)	(103)	-	(103)
Net impairment charges transferred to profit or loss	-	-	289	-	-	-	289	-	289
Release of reserve upon disposal of available-for-sale securities	-	-	17	-	-	-	17	-	17
Release (to)/from deferred tax liabilities	-	(476)	109	-	-	-	(367)	(3)	(370)
Transfer from retained earnings	-	-	-	509	-	(509)	-	-	-
At 31 December 2007	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Company and subsidiaries	52,864	8,451	(456)	4,130	14	27,794	92,797		
Associates	-	-	-	-	-	45	45		
	52,864	8,451	(456)	4,130	14	27,839	92,842		
Representing:									
2007 final dividend proposed (Note 18)						5,149			
Others						22,690			
Retained earnings as at 31 December 2007						27,839			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

** Merger reserve arising on the acquisition of BOC Life On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million.

The notes on pages 98 to 215 are an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company			
	Share capital HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Retained earnings HK$'m	Total equity HK$'m
At 1 January 2006	52,864	–	5,909	58,773
Net profit for the year (Note 17)	–	–	9,371	9,371
2005 final dividend paid	–	–	(5,075)	(5,075)
2006 interim dividend paid	–	–	(4,240)	(4,240)
At 31 December 2006	52,864	–	5,965	58,829
At 1 January 2007	**52,864**	**–**	**5,965**	**58,829**
Net profit for the year (Note 17)	**–**	**–**	**14,441**	**14,441**
2006 final dividend paid	**–**	**–**	**(4,726)**	**(4,726)**
2007 interim dividend paid	**–**	**–**	**(4,525)**	**(4,525)**
Change in fair value of available-for-sale securities taken to equity	**–**	**149**	**–**	**149**
At 31 December 2007	**52,864**	**149**	**11,155**	**64,168**

The notes on pages 98 to 215 are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	Notes	2007 HK$'m	2006 HK$'m
Cash flows from operating activities			
Operating cash inflow before taxation	43(a)	**37,047**	20,809
Hong Kong profits tax paid		**(2,822)**	(2,409)
Overseas profits tax paid		**(85)**	(55)
Net cash inflow from operating activities		**34,140**	18,345
Cash flows from investing activities			
Purchase of properties, plant and equipment	32	**(1,147)**	(736)
Acquisition of an associate	30	**(24)**	–
Proceeds from disposal of properties, plant and equipment		**40**	203
Proceeds from disposal of investment properties		**208**	560
Proceeds from dissolution/disposal of associates	30	**1**	2
Dividends received from associates	30	**3**	4
Net cash (outflow)/inflow from investing activities		**(919)**	33
Cash flows from financing activities			
Acquisition of a subsidiary		**–**	(900)
Dividends paid to equity holders of the Company		**(9,251)**	(9,315)
Dividends paid to minority shareholders		**(157)**	(70)
Net cash outflow from financing activities		**(9,408)**	(10,285)
Increase in cash and cash equivalents		**23,813**	8,093
Cash and cash equivalents at 1 January		**128,257**	120,164
Cash and cash equivalents at 31 December	43(b)	**152,070**	128,257

The notes on pages 98 to 215 are an integral part of these financial statements.

1. Principal activities

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

The Company is a limited liability company incorporated and listed in Hong Kong. The address of its registered office is 52/F, Bank of China Tower, 1 Garden Road, Hong Kong.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by the HKICPA, HK GAAP and the requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at fair value and premises which are carried at fair value or revalued amount less accumulated depreciation and accumulated impairment losses.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Newly adopted HKFRSs

In 2007, the Group adopted the new/revised HKFRSs as set out below, which are effective for annual accounting periods beginning on or after 1 January 2007 and relevant to its operations.

- HKFRS 7 — Financial Instruments: Disclosures
- HKAS 1 (Amendment) — Presentation of Financial Statements – Capital Disclosures

The standards introduce certain new disclosures relating to financial instruments while incorporating many of the requirements in HKAS 32. HKFRS 7 supersedes HKAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of HKAS 32 Financial Instruments: Disclosure and Presentation. The Group has adopted HKFRS 7 and the amendment to HKAS 1. The key impacts are more qualitative and quantitative disclosures primarily relating to fair value measurement, risk management and capital management. Accordingly the adoption of these standards does not result in any changes to the Group's accounting policies and had no effect on the Group's results of operations or financial position.

Interpretations to existing standards that have been early adopted by the Group last year

The following Interpretations to existing standards were assessed to be relevant to the Group's operations and have been early adopted by the Group last year:

- HK(IFRIC)-Int 9 — Reassessment of Embedded Derivatives
- HK(IFRIC)-Int 10 — Interim Financial Reporting and Impairment

2. Summary of significant accounting policies (continued)

2.1 *Basis of preparation (continued)*

Interpretations to existing standards already effective in 2007 but not relevant to the Group's operations

The following Interpretations to existing standards have already been effective for accounting periods beginning on 1 January 2007 but are not relevant to the Group's operations:

- HK(IFRIC)-Int 7 — Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
- HK(IFRIC)-Int 8 — Scope of HKFRS 2

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The Group has chosen not to early adopt the following standards and an interpretation to an existing standard that were issued but not yet effective for accounting periods beginning on 1 January 2007:

- HKAS 1 (Revised) Presentation of Financial Statements (effective for annual periods beginning on or after 1 January 2009). HKAS 1 (Revised) affects the presentation of owner changes in equity and of comprehensive income. It does not change recognition, measurement, or disclosure of specific transaction and other events required by other HKFRSs. The expected impact is still being assessed but the probable key impact will be on the manner in which the Group presents financial statements.

- HKFRS 8 Operating Segments (effective for annual periods beginning on or after 1 January 2009). HKFRS 8 will supersede HKAS 14 Segment Reporting, under which segments were identified and reported on risk and return analysis. Items were reported on the accounting policies used for external reporting. Under HKFRS 8, which adopts the 'management approach', segments are components of an entity regularly reviewed by the entity's management. Items are presented based on internal reporting. The Group has assessed the impact of HKFRS 8 and concluded that the adoption of the new standard is unlikely to have a significant impact on the Group's results of operations and financial position.

- HK(IFRIC)-Int 13 Customer Loyalty Programmes (effective for annual periods beginning on or after 1 July 2008). HK(IFRIC)-Int 13 clarifies that when an entity provides customers with incentives to buy goods or services under a customer loyalty programme (for example, customers accumulate loyalty points to redeem free or discounted products or service), the fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale or service. The Group is still in the process of assessing its impact on its results of operations and financial position.

Standard and interpretations to existing standards that are not yet effective and have been assessed to be not relevant to the Group's operations

- HKAS 23 (Revised) Borrowing Costs (effective for annual periods beginning on or after 1 January 2009). The revised standard removes the option of recognising as an expense those borrowing costs relating to assets that take a substantial period of time to get ready for their intended use or sale (i.e. qualifying assets). This revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009. This revised standard is not relevant to the Group's operations because the Group does not require external borrowing to finance the development of any qualifying asset.

- HK(IFRIC)-Int 11, HKFRS 2 Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). HK(IFRIC)-Int 11 addresses how the share-based payment arrangement should be accounted for in the financial statements for the subsidiary that receives services from the employees. As the Group has not issued equity instruments for payment except those exempted under HKFRS 2, HK(IFRIC)-Int 11 is not relevant to the Group's operations.

2. Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

Standard and interpretations to existing standards that are not yet effective and have been assessed to be not relevant to the Group's operations (continued)

- HK(IFRIC)-Int 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 12 applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. As the Group is not involved in service concession arrangements, HK(IFRIC)-Int 12 is not relevant to the Group's operations.

- HK(IFRIC)-Int 14, HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC)-Int 14 is not relevant to the Group's operations because none of the Group's companies provide post-employment defined benefits to employees.

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(1) Subsidiaries

Subsidiaries, are all entities (including special purpose entities) over which the Group controls the composition of the Board of Directors, controls more than half of the voting power, holds more than half of the issued capital or by any other means that entitle the Group to govern the financial and operating policies of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

For acquisition of a company under common control, the merger accounting method will be applied. The principle of merger accounting is a way to combine companies under common control as though the business of the acquired company had always been carried out by the acquirer. The Group's consolidated financial statements represent the consolidated results, consolidated cash flows and consolidated financial position of the Group as if any such combination had occurred from the date when the Company and the acquired company first came under common control (i.e. no fair value adjustment on the date of combination is required). The difference between the consideration and carrying amount at the time of combination is treated as a merger reserve in equity. The effects of all transactions between the Group and the acquired company, whether occurring before or after the combination, are eliminated in preparing the consolidated financial statements of the Group. The transaction costs for the combination will be expensed in the income statement.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group not under common control. The cost of such an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed as of the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

2. Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(1) Subsidiaries (continued)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less allowance for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets including goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

Minority interest represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(2) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill, net of accumulated impairment loss and any related accumulated foreign currency translation difference.

The Group's share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

In the Company's balance sheet the investments in associates are stated at cost less allowance for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3 Segmental reporting

A business segment is a group of assets and operations engaged in providing products and services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a group of assets and operations engaged in providing products and services within a particular economic environment and that is subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

2. Summary of significant accounting policies (continued)

2.4 Foreign currency translation (continued)

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions using the exchange rates prevailing at the dates of the transactions and monetary assets and liabilities denominated in foreign currencies translated at the rate of exchange at the balance sheet date are recognised directly in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the securities and other changes in the carrying amount of the securities. Translation differences related to changes in the amortised cost are recognised in the income statement, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

The results and financial position of all the Group entities that have a functional currency different from Hong Kong dollars are translated into Hong Kong dollars as follows:

- assets and liabilities are translated at the closing rate at the balance sheet date;
- income and expenses are translated at average exchange rates; and
- all resulting exchange differences are recognised in the currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement, as part of the gain or loss on sale.

2.5 Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Derivatives are categorised as held for trading unless they are designated as hedges and are effective hedging instruments, then they are subject to measurement under the hedge accounting requirements.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received).

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

2. Summary of significant accounting policies (continued)

2.5 Derivative financial instruments and hedge accounting (continued)

The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). Hedge accounting is used for derivatives designated in this way.

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. These criteria should be met before a hedge can be qualified to be accounted for under hedge accounting.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

For derivative instruments held for trading changes in their fair value are recognised immediately in the income statement.

2.6 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.7 Interest income and expense and fees and commission income and expense

Interest income and expense are recognised in the income statement for all financial assets and financial liabilities using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (e.g. prepayment options or incentives relating to residential mortgage loans) but does not consider future credit losses. The calculation includes fees, premiums or discounts and basis points paid or received between parties to the contract, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised as interest income or expense over the expected life of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised on the written down value using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Subsequent unwinding of the discount allowance is recognised as interest income.

Fees and commissions that are not an integral part of the effective yield are recognised on an accrual basis ratably over the period when the related service has been provided, such as administrative fee, asset management fee and custody services fee. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

2. Summary of significant accounting policies (continued)

2.8 Financial assets

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments and available-for-sale financial assets. Management determines the classification of investments at initial recognition. The classification depends on the purpose for which the financial assets were held. All financial assets are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their amortised costs.

(1) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception.

A financial asset which has been acquired or incurred principally for the purpose of selling in the short term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking is classified as held-for-trading. Derivatives are also classified as held for trading unless they are designated as effective hedges.

A financial asset, other than one held for trading, will be designated as a financial asset at fair value through profit or loss, if it meets the criteria set out below, and is so designated by management:

- eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring the financial assets or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the key management; or

- relates to financial assets containing one or more embedded derivative that significantly modifies the cash flow resulting from those financial assets.

These assets are recognised initially at fair value, with transaction costs taken directly to the consolidated income statement, and are subsequently re-measured at fair value.

Gains and losses from changes in the fair value of such assets (excluding the interest component) are reported in net trading income or net gain on financial instruments designated at fair value through profit or loss. The interest component is reported as part of interest income. Dividends on equity instruments of this category are recognised in the consolidated income statement when the Group's right to receive payment is established.

2. Summary of significant accounting policies (continued)

2.8 Financial assets (continued)

(2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including placements with and advances to banks and other financial institutions, investment debt securities without an active market and loans and advances to customers. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate method less allowances for impairment losses.

(3) Held-to-maturity

Financial assets classified as held-to-maturity are those traded in active markets, with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale. They are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest method less allowances for impairment losses.

(4) Available-for-sale

Financial assets classified as available-for-sale are those that are either designated as such or are not classified in any of the other categories. They are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available-for-sale financial assets are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at fair value. Unrealised gains and losses arising from changes in the fair value of investments are recognised directly in equity, until the financial asset is disposed of or impaired at which time the cumulative gain or loss previously recognised in equity should be transferred to the consolidated income statement. However, interest which includes the amortisation of premium and discount is calculated using the effective interest method and is recognised in the consolidated income statement. Dividends on equity instruments classified as available-for-sale are recognised in the consolidated income statement when the Group's right to receive payment is established.

2.9 Financial liabilities

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) Trading liabilities

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the short term. Derivatives are also classified as held for trading unless they are designated as effective hedges. It is measured at fair value and any gains and losses from changes in fair value are recognised in the income statement.

2. Summary of significant accounting policies (continued)

2.9 Financial liabilities (continued)

(2) Financial liabilities designated at fair value through profit or loss

A financial liability can be designated at fair value through profit or loss if it is so designated at inception. Financial liabilities so designated include certain certificates of deposit issued and certain deposits received from customers that are embedded with derivatives. A financial liability is typically so designated if it meets the following criteria:

- eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring the financial liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the key management; or

- relates to financial liabilities containing one or more embedded derivative that significantly modifies the cash flow resulting from those financial liabilities.

Financial liabilities designated at fair value through profit or loss are measured at fair value and any gains and losses from changes in fair value are recognised in the income statement.

(3) Deposits, debt securities in issue and other liabilities

Deposits and debt securities in issue other than those classified as trading liabilities or designated at fair value through profit or loss, together with other liabilities are carried at amortised cost or at cost. Any difference (if available) between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period using the effective interest method.

2.10 Recognition and de-recognition of financial instruments

Purchases and sales of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity are recognised on the trade date, the date on which the Group purchases or sells the assets. Loans and receivables (except investment securities without an active market) are recognised when cash is advanced to the borrowers. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Trading liabilities, financial liabilities designated at fair value through profit or loss and debt securities in issue are recognised on the trade date. Deposits other than trading liabilities are recognised when money is received from customers, other liabilities are recognised when such obligations arise. Financial liabilities are de-recognised from the balance sheet when and only when the obligation specified in the contract is discharged, cancelled or expired. If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in net trading income.

Securities and bills sold to a counter-party with an obligation to repurchase at a pre-determined price on a specified future date under a repurchase agreement are referred to as Repos. Securities and bills purchased from a counter-party with an obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement are referred to as Reverse repos.

2. Summary of significant accounting policies (continued)

2.10 Recognition and de-recognition of financial instruments (continued)

Repos are initially recorded as due to banks, placements from banks and other financial institutions, as appropriate, at the actual amount of cash received from the counter-party. The financial assets used to collateralise repurchase agreements are recorded as investment securities or financial assets at fair value through profit or loss. Reverse repos are initially recorded in the balance sheet as cash and due from banks or placements with banks and other financial institutions, as appropriate, at the actual amount of cash paid to the counter-party. The financial assets received as collateral under reverse repurchase agreements are not recorded on the balance sheet. The difference between sale and repurchase price is recognised as interest income or interest expense over the life of the agreements using the effective interest method.

2.11 Determination of fair value of financial instruments

The fair values of financial assets and financial liabilities that are quoted in active markets are based on current bid prices and current ask prices respectively. If the market for financial assets and financial liabilities is not active (such as unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

2.12 Precious metals

Precious metals comprise gold, silver and other precious metals. Precious metals are initially recognised at fair value and subsequently re-measured at their respective market prices as of the balance sheet date. Mark-to-market gains or losses on precious metals are included in net trading income.

2.13 Impairment of financial assets

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets may be impaired includes observable data that comes to the attention of the Group about the following probable loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payment;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

(v) the disappearance of an active market or downgrading below investment grade level for that financial asset because of financial difficulties; or

2. Summary of significant accounting policies (continued)

2.13 Impairment of financial assets (continued)

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

(1) Assets carried at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment together with all other financial assets that are not individually significant or for which impairment has not yet been identified. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective assessment of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

2. Summary of significant accounting policies (continued)

2.13 Impairment of financial assets (continued)

(1) Assets carried at amortised cost (continued)

When a loan is uncollectible, it is written off against the related allowance for impairment losses. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses in the income statement.

If, in a subsequent period, the amount of allowance for impairment losses decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Loans whose terms have been renegotiated with substantial difference in the terms are no longer considered to be past due but are treated as new loans.

(2) Assets classified as available-for-sale

If evidence of impairment exists for available-for-sale financial assets, the cumulative losses, measured as the difference between the acquisition cost or amortised cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. With respect to equity instruments, such reversals are made through the reserve for fair value change of available-for-sale securities within equity.

2.14 Impairment of investment in subsidiaries and associates and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation, but are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2. Summary of significant accounting policies (continued)

2.15 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a contract between the holder and the debtor.

Financial guarantees are initially recognised as financial liabilities and reported under "Other accounts and provisions" in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis. Any changes in the liability relating to financial guarantees are taken to the income statement.

2.16 Fixed assets

(1) Premises, equipment, fixtures and fittings

Premises comprise primarily branches and offices. Premises are shown at fair value based on periodic, but at least annually, valuations by external independent valuers less subsequent depreciation. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. In the intervening periods, the directors review the carrying amount of premises, by reference to the open market value of similar properties, and adjustments are made when there has been a material change. All equipment, fixtures and fittings are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items.

Subsequent costs are included in an asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of premises are credited to the premises revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same individual asset are charged against premises revaluation reserve directly in equity; all other decreases are expensed in the income statement. Any subsequent increases are credited to the income statement up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line method to write down the cost or revalued amount of such assets over their estimated useful lives as follows:

- Premises — Over the remaining period of lease
- Equipment, fixtures and fittings — 3-15 years

The useful lives of assets are reviewed, and adjusted if appropriate, as of each balance sheet date.

2. Summary of significant accounting policies (continued)

2.16 Fixed assets (continued)

(1) Premises, equipment, fixtures and fittings (continued)

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. Impairment loss is reversed through the premises revaluation reserve or income statement as appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

(2) Property under development

Property under development represents assets under construction or being installed and is stated at cost less impairment losses. Cost includes equipment cost, cost of development, construction, installation, interest and other direct costs attributable to the development. Items classified as property under development are transferred to premises or investment properties when such assets are ready for their intended use, and the depreciation charge commences from the month such assets are transferred to premises.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. The recoverable amount is the asset's fair value less costs to sell. Impairment losses or reversals are charged to the income statement.

2.17 Investment properties

Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the Group, are classified as investment properties. Properties leased out within group companies are classified as investment properties in individual companies' financial statements and as premises in consolidated financial statements. Land held under operating lease is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it is a finance lease.

Investment properties are recognised initially at cost, including related transaction costs. After initial recognition, investment properties are measured at fair value assessed by professional valuers on the basis of open market value. If this information is not available, alternative valuation methods are used such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the guidance issued by the International Valuation Standards Committee.

2. Summary of significant accounting policies (continued)

2.17 Investment properties (continued)

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Any changes in fair value are reported directly in the income statement. Deferred income tax is provided on revaluation surpluses of investment properties in accordance with HKAS-Int 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" on HKAS 12 "Income Taxes".

If an investment property becomes owner-occupied, it is reclassified as premises, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of premises becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of premises under HKAS 16 "Property, Plant and Equipment". However, if a fair value gain reverses a previous revaluation loss or impairment loss, the gain is recognised in the income statement up to the amount previously debited.

2.18 Leases

(1) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where the Group is a lessor, the land and buildings subject to the operating lease are accounted for as investment properties. Rental income from operating leases is recognised on a straight-line basis over the lease term.

(2) Finance leases on properties

Where the land and buildings elements of leasehold properties held for own use can be split reliably at inception of the lease, leasehold land and land use rights are recognised as operating leases if they have indefinite economic lives. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the income statement immediately. Where the land and buildings cannot be split reliably at inception of the lease, the land and buildings elements will continue to be treated as finance leases and measured at fair value.

Separate measurements of the land and buildings elements are not required when the Group's interest in both land and buildings is classified as investment properties as if they are finance leases and are measured at fair value.

2. Summary of significant accounting policies (continued)

2.18 Leases (continued)

(2) Finance leases on properties (continued)

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the then newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties to reflect the circumstances at the time of the Merger.

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties between the land and buildings elements. Any means of subsequent allocation of the valuation of the leasehold properties at the date of Merger between the land and buildings elements would be notional and therefore would not represent reliable information. It is determined that the values of the land and buildings elements of the Group's leasehold properties cannot be reliably split and the leasehold properties are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 "Property, Plant and Equipment" by which assets held for own use arising under these finance leases are measured at fair value less any accumulated depreciation and impairment losses.

2.19 Insurance contracts

(1) Insurance contracts classification, recognition and measurement

The Group's insurance subsidiary issues insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group's insurance subsidiary issues long term business insurance contracts, which insure events associated with human life (for example death, survival, or total permanent disability) over a long duration. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised.

For linked long term insurance contracts with embedded derivatives (which are closely related to the host insurance contracts) linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of underlying assets, and includes a liability for contractual benefits that are expected to be incurred in the future which is recorded when the premiums are recognised.

Retirement scheme management category III, as defined in the Insurance Companies Ordinance, insurance contracts insure events associated with human life under retirement schemes. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised. The portion of the premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability.

Premiums are recognised as revenue when they become payable by the contract holders before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred.

2. Summary of significant accounting policies (continued)

2.19 Insurance contracts (continued)

(1) Insurance contracts classification, recognition and measurement (continued)

The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

(2) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities. In performing these tests, current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the consolidated income statement, with a provision established for losses arising from the liability adequacy test.

2.20 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months from the date of acquisition, including cash, balances with banks and other financial institutions, short-term bills and notes classified as investment securities and certificates of deposit.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.22 Employee benefits

(1) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the income statement as incurred and represent contributions payable by the Group to the schemes. Contributions made by the Group that are forfeited by those employees who leave the ORSO scheme prior to the full vesting of their entitlement to the contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

(2) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

2. Summary of significant accounting policies (continued)

2.22 Employee benefits (continued)

(3) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

2.23 Deferred income taxes

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment provisions, depreciation of property and equipment, revaluation of certain assets including available-for-sale securities and properties, and tax losses carried forward. However, the deferred income tax is not recognised if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax liabilities are provided in full on all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is charged or credited in the income statement except for deferred income tax relating to fair value re-measurement of available-for-sale investments and revaluation of premises which are charged or credited directly to equity, in which case the deferred income tax is also credited or charged directly to equity and is subsequently recognised in the income statement together with the realisation of the deferred gain and loss.

2.24 Repossessed assets

Repossessed assets are initially recognised at the lower of their fair value less costs to sell or the amortised cost of the related outstanding loans on the date of repossession, and the related loans and advances together with the related impairment allowances are derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or fair values less costs to sell and are reported as 'Non-current assets held for sale' under 'Other assets'.

2.25 Fiduciary activities

The Group commonly acts as a trustee, or in other fiduciary capacities, that result in its holding or managing assets on behalf of individuals, trusts and other institutions. These assets and any income or losses arising thereon are excluded from these financial statements, as they are not assets of the Group.

2. Summary of significant accounting policies (continued)

2.26 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When the inflow is virtually certain, it will be recognised as an asset.

2.27 Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if the Group has the ability, directly and indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

3. Critical accounting estimates and judgements in applying accounting policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Areas susceptible to changes in essential estimates and judgements, which affect the carrying amount of assets and liabilities, are set out below. The effect of changes to either the key assumptions or other estimation uncertainties will be presented below if it is practicable to determine. It is possible that actual results may require material adjustments to the estimates referred to below.

3.1 Impairment allowances on loans and advances

The Group reviews its loan portfolios to assess impairment at least on a quarterly basis. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

3. Critical accounting estimates and judgements in applying accounting policies (continued)

3.2 Impairment of held-to-maturity and available-for-sale investments

The Group reviews its held-to-maturity and available-for-sale investment portfolios to assess impairment at least on a quarterly basis. In determining whether any of these investments is impaired, risk characteristics and performance such as delinquency, prepayment rate, credit enhancement, rating, market price etc will be assessed. The Group makes estimates on the default rate and loss severity of each investment with reference to market performance of the portfolios, current payment status of the issuers or performance of the underlying assets, or economic conditions that correlate with defaults on the collateralised assets. The methodology and assumptions used for the assessments are reviewed regularly.

3.3 Fair values of derivatives financial instruments

The fair values of derivatives financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry. To the extent practical, the models use only observable data.

3.4 Fair value of structured investment vehicle

One of the Group's non-banking subsidiaries has invested in a structured investment vehicle managed by a third party portfolio manager, which is included in the Group's investment portfolio classified as financial assets at fair value through profit or loss. As there is no active market for this investment, management has assessed the fair value with reference to valuation received from the the third party portfolio manager. As at 31 December 2007, the net carrying amount of this investment in the structured investment vehicle was approximately HK$100 million.

3.5 Held-to-maturity investments

The Group follows the guidance of HKAS 39 in classifying certain non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to hold these investments to maturity other than for specific circumstances defined in HKAS 39, such as selling an insignificant amount close to maturity, it will be required to reclassify the entire portfolio of assets as available-for-sale. The investments would then be measured at fair value and not amortised cost. As at 31 December 2007, the fair value of the entire portfolio of held-to-maturity investments is approximately equal to its carrying amount.

3. Critical accounting estimates and judgements in applying accounting policies (continued)

3.6 Estimate of future benefit payments and premiums arising from long term insurance contracts

In determining the Group's long term business liabilities under insurance contracts, the Group follows the Insurance Companies Ordinance (Determination of Long Term Liabilities) Regulation and makes prudent assumptions which include appropriate margins for adverse deviation of the relevant factors. Estimates are made as to the expected number of deaths for each of the years in which the Group is exposed to risk. The Group bases these estimates on standard industry and Hong Kong Assured Lives Mortality Table HKA01 that reflect recent historical mortality experience, adjusted where appropriate to reflect the Group's own experience. For contracts that insure the risk of longevity, appropriate prudent allowances are made for expected mortality improvements. The estimated number of deaths determines the value of the benefit payments and the value of the valuation premiums. The main source of uncertainty is that epidemics such as AIDS, SARS, avian flu and wide-ranging lifestyle changes, such as in eating, smoking and exercise habits, could result in future mortality being significantly worse than in the past for the age groups in which the Group has significant exposure to mortality risk. However, continuing improvements in medical care and social conditions could result in improvements in longevity in excess of those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

Were the number of deaths in future years to differ by 10% from management's estimate, the liability would increase by approximately HK$72.6 million, which accounts for 0.36% of the liability. In this case, it is assumed there is no relief arising from reinsurance contracts held.

For linked long term insurance contracts with a life cover component, it is assumed that the Group will be able to increase mortality risk charges in future years in line with emerging mortality experience.

Estimates are also made as to future investment income arising from the assets backing long term insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments. Were the average future investment returns to differ by 50 basis points from management's estimates, the insurance liability would increase by approximately HK$1,009 million. In this case, there is no relief arising from reinsurance contracts held.

The Group has also assessed whether a provision for expense is necessary in accordance with the Insurance Companies Ordinance. A provision for expense is the amount to meet the total net cost that would likely be incurred in fulfilling contracts if the Group were to cease to transact new business 12 months after the valuation date. For simplicity, the Group has assumed it will carry on selling new business rather than ceases in 12 months period.

A resilience reserve was set up and included in long term business fund liabilities in accordance with the Insurance Companies Ordinance (Determination of Long Term Liabilities) Regulations to provide a prudent provision against the effects of possible future changes to the value of the assets to meet the liabilities. The resilience reserve was set up based on the appointed actuary advice of a 50 basis points change in market yield. The amount of resilience reserve to be set up depends on the degree of change in interest rate assumed.

4. Financial risk management

The Group is exposed to financial risks as a result of engaging in a variety of business activities. The principal financial risks are credit risk, market risk (including currency risk, interest rate risk and other price risk) and liquidity risk. This note summarises the Group's exposures to these risks, as well as its objectives, policies and processes for managing and the methods used to measure these risks.

Financial risk management framework

The Group's management governance structure is designed to cover all business processes and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a robust risk management organisational structure with a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of the Risk Committee, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies.

The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

The Group has put in place appropriate internal control systems, including establishment of an organisation structure that sets adequately clear lines of authority and responsibility for monitoring compliance with policies, procedures and limits. Proper reporting lines also provide sufficient independence of the control functions from the business areas, as well as adequate segregation of duties throughout the organisation which helps to promote an appropriate internal control environment.

Product development

To ensure effective risk assessment and monitoring, the Group developed a comprehensive product development and management framework and issued the "Product Development and Management Guideline", which clearly defines the roles and responsibilities of all related units, and the proper risk assessment procedures for the product development process.

4. Financial risk management (continued)

Product development (continued)

In accordance with the strategic objectives set by the Management, the respective product management units are responsible for formulating business and product development plans, and ESPD shall ensure the plans are aligned with the Bank's overall strategies. Risk Management Department, Legal and Compliance Department and Finance Department etc. are accountable for risk assessment and review.

Apart from product development, the respective business units shall work closely with relevant risk evaluating departments to identify and assess all the related risks. Based on the consideration of segregation of duties, risk evaluating departments shall conduct independent review on risk management procedures and assessment results. Products can only be launched after the risk management procedures are fulfilled and endorsed by all risk evaluating departments.

4.1 Credit Risk

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group and will cause a financial loss. It arises mainly from lending, trade finance, treasury and inter-bank transactions.

Credit risk management framework

The Group has formulated a comprehensive set of credit risk management policies and procedures, and appropriate credit risk limits to manage and control credit risk that may arise. These policies, procedures and credit risk limits are regularly reviewed to cope with changes in market and business strategies.

The Group's organisation structure establishes a clear set of authority and responsibility for monitoring compliance with policies, procedures and limits.

A Chief Credit Officer ("CCO") has been appointed effective from February 2007. The CCO reports directly to the CRO and is responsible for the management of credit risk and for the formulation of all credit policies and procedures. Various units of the Group have their respective credit risk management responsibilities. Business units act as the first line of defense while risk management units, which are independent from the business units, are responsible for the day-to-day management of credit risks. The Risk Management Department ("RMD") has the primary responsibility for drafting, reviewing and updating credit risk management policies and procedures. The Group's principal banking subsidiaries, Nanyang and Chiyu, have also formulated their own credit risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

The Board of Directors delegates credit approval authority to the CE. The CE can further delegate to the subordinates within his limit authorised by the Board of Directors. The Group sets the limits of credit approval authority according to the transactions' nature, customers'/counterparties' creditworthiness, the level of transaction risk, and the size of the credit exposure.

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Credit risk measurement and control

Loans and advances

Different credit approval and control procedures are adopted according to the level of risk associated with the customer, counterparty or transaction. Corporate and financial institution credit applications are independently reviewed and objectively assessed by risk management units. A small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group identifies credit concentration risk by industry, geography, customer and counterparty risk. The Group monitors changes to counterparties credit risk, quality of the credit portfolio and risk concentrations, and reports regularly to the Group's management.

The Group's internal loan grading system divides loans into 5 categories with reference to HKMA's guidelines. RMD provides regular credit management information reports and ad hoc reports to the Management Committee ("MC"), RC and Board of Directors to facilitate their continuous monitoring on credit risk.

"Pass" represents loans where the borrower is current in meeting its repayment obligations and full repayment of interest and principal is not in doubt.

"Special Mention" represents loans where the borrowers are experiencing difficulties which may threaten the Group's position. Ultimate loss is not expected at this stage but could occur if adverse conditions persist.

"Substandard" represents loans where the borrower displays a definable weakness that is likely to jeopardise repayment.

"Doubtful" represents loans where collection in full is improbable and the Group expects to sustain a loss of principal and/or interest, taking into account the net realisable value of the collateral.

"Loss" represents loans which are considered uncollectible after all collection options (such as the realisation of collateral or the institution of legal proceedings) have been exhausted.

Debt securities and derivatives

For investments on debt securities and securitisation assets, the external credit rating and assessment on credit quality of the underlying assets are used for managing the credit risk involved. Credit limits are established on a customer and security issuer basis. For derivatives, the Group sets customer limits to manage the credit risk involved and follows the same approval and control processes as loans and advances. On-going monitoring and stop-loss procedures are established.

Settlement risk arises from derivatives in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty or customer to cover all settlement risk arising from the Group's market transactions on any single day.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Collateral held as security and other credit enhancements

The valuation and management of collateral have been documented in the policy covering acceptance criteria, validity of collateral, loan-to-value ratio, haircut ratio, valuation and insurance, etc. The collateral is revalued on a regular basis, though the frequency and the method used varies with the type of collateral involved and the nature and the risk of the underlying credit. The Group has established a mechanism to update the value of its main type of collateral, real properties, with the use of public index on a portfolio basis. Collaterals are insured with the Group as the beneficiary. In the personal sector, the main types of collateral are real properties, cash deposits, securities and investment funds. In the commercial and industrial sector, the main types of collateral are real properties, securities, receivables, cash deposits and machinery.

For loans guaranteed by a third party guarantor, the Group will assess the guarantor's financial condition, credit history and ability to meet obligations.

As at 31 December 2007, the Group did not hold any collateral which it is permitted to sell or re-pledge in the absence of default by the borrower (2006: Nil).

Credit exposures

Maximum exposures to credit risk before collateral held or other credit enhancements are summarised as follows:

	2007 HK$'m	2006 HK$'m
Credit risk exposures relating to on-balance sheet assets are as follows:		
Cash and balances with banks and other financial institutions	**159,065**	105,236
Placements with banks and other financial institutions maturing between 1 and 12 months	**53,154**	56,373
Financial assets at fair value through profit or loss – debt securities	**30,856**	26,402
Derivative financial instruments	**14,477**	7,393
Hong Kong SAR Government certificates of indebtedness	**32,770**	34,750
Advances and other accounts	**420,234**	352,858
Investment in securities		
– debt securities – available-for-sale	**100,073**	100,339
– debt securities – held-to-maturity	**165,428**	165,588
– debt securities – loans and receivables	**31,102**	36,114
Other assets	**20,857**	14,608
Credit risk exposures relating to off-balance sheet items are as follows:		
Letters of guarantee issued	**9,407**	8,778
Loan commitment and other credit related liabilities	**221,896**	179,003
	1,259,319	1,087,442

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances

Gross loans and advances before loan impairment allowances are summarised by product type as follows:

	2007 HK$'m	2006 HK$'m
Advances to customers		
Personal		
– Mortgages	**121,663**	111,870
– Credit cards	**5,641**	4,713
– Others	**14,404**	12,793
Corporate		
– Commercial loans	**247,079**	200,849
– Trade finance	**24,275**	16,865
	413,062	347,090
Trade bills	**5,334**	3,128
Advances to banks and other financial institutions	**3,223**	3,743
Total	**421,619**	353,961

Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is past due and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred and that loss event(s) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If there is objective evidence that an impairment loss on loans has been incurred, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows generated by the financial asset. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the holder of the asset about the loss events.

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

- Significant financial difficulty incurred by the borrower;
- A breach of contract, such as a default or delinquency in interest or principal payment;
- For economic or legal reasons related to the borrower's financial difficulty, the Group has granted to the borrower a concession that it would not otherwise consider;
- Probable that the borrower will become bankrupt or undergo other financial reorganisation; or
- Other observable data indicating that there is a measurable decrease in the estimated future cash flows from such loans and advances.

(a) *Advances neither overdue nor impaired*

Advances that were neither overdue nor impaired are analysed by internal credit grades as follows:

	2007			
	Pass HK$'m	Special mention HK$'m	Substandard or below HK$'m	Total HK$'m
Advances to customers				
Personal				
– Mortgages	118,583	229	112	118,924
– Credit cards	5,397	–	–	5,397
– Others	13,737	78	20	13,835
Corporate				
– Commercial loans	243,140	908	349	244,397
– Trade finance	23,052	795	4	23,851
	403,909	2,010	485	406,404
Trade bills	5,255	74	1	5,330
Advances to banks and other financial institutions	3,223	–	–	3,223
Total	412,387	2,084	486	414,957

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(a) *Advances neither overdue nor impaired (continued)*

	2006			
	Pass HK$'m	Special mention HK$'m	Substandard or below HK$'m	Total HK$'m
Advances to customers				
Personal				
– Mortgages	108,469	219	91	108,779
– Credit cards	4,503	–	–	4,503
– Others	12,057	59	41	12,157
Corporate				
– Commercial loans	195,867	1,862	131	197,860
– Trade finance	15,392	1,101	1	16,494
	336,288	3,241	264	339,793
Trade bills	3,101	23	–	3,124
Advances to banks and other financial institutions	3,743	–	–	3,743
Total	343,132	3,264	264	346,660

The occurrence of loss event(s) may not necessarily result in impairment loss where the loans are fully collateralised. While such loans are of "substandard" or lower grades, they are regarded as not being impaired and have been included in the above table.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue but not impaired*

The gross amount of advances overdue but not impaired is analysed as follows:

	2007				
	Overdue for 3 months or less HK$'m	Overdue for 6 months or less but over 3 months HK$'m	Overdue for 1 year or less but over 6 months HK$'m	Overdue for over 1 year HK$'m	Total HK$'m
Advances to customers					
Personal					
– Mortgages	2,465	77	45	48	2,635
– Credit cards	221	–	–	–	221
– Others	428	3	12	31	474
Corporate					
– Commercial loans	1,997	54	42	203	2,296
– Trade finance	315	7	2	11	335
	5,426	141	101	293	5,961
Trade bills	4	–	–	–	4
Total	5,430	141	101	293	5,965

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue but not impaired (continued)*

	2006				
	Overdue for 3 months or less HK$'m	Overdue for 6 months or less but over 3 months HK$'m	Overdue for 1 year or less but over 6 months HK$'m	Overdue for over 1 year HK$'m	Total HK$'m
Advances to customers					
Personal					
– Mortgages	2,754	77	77	49	2,957
– Credit cards	193	17	–	–	210
– Others	467	9	22	39	537
Corporate					
– Commercial loans	2,056	31	24	337	2,448
– Trade finance	213	2	1	13	229
	5,683	136	124	438	6,381
Trade bills	3	–	–	–	3
Total	5,686	136	124	438	6,384

	2007 HK$'m	2006 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**11,428**	12,461
Covered portion of advances to customers	**4,929**	5,645
Uncovered portion of advances to customers	**1,032**	736

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(c) *Impaired advances*

Advances individually identified to be impaired are analysed by product type as follows:

	2007 HK$'m	2006 HK$'m
Advances to customers		
Personal		
– Mortgages	**104**	134
– Credit cards	**23**	–
– Others	**95**	99
Corporate		
– Commercial loans	**386**	541
– Trade finance	**89**	142
	697	916
Trade bills	**–**	1
Total	**697**	917
Loan impairment allowances made in respect of such advances	**403**	546

The loan impairment allowances were made after taking into account the value of collateral in respect of impaired advances.

	2007 HK$'m	2006 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**559**	614
Covered portion of advances to customers	**410**	470
Uncovered portion of advances to customers	**287**	446

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(c) *Impaired advances (continued)*

Classified or impaired advances to customers are analysed as follows:

	2007 **HK$'m**	2006 HK$'m
Gross classified or impaired advances to customers	**1,803**	1,988
Gross classified or impaired advances to customers as a percentage of gross advances to customers	**0.44%**	0.57%
Individually assessed loan impairment allowances made in respect of such advances	**381**	546

Classified or impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

(d) *Advances overdue for more than 3 months*

The gross amount of advances overdue for more than 3 months is analysed as follows:

	2007		2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**242**	**0.06%**	318	0.09%
– one year or less but over six months	**163**	**0.04%**	202	0.06%
– over one year	**652**	**0.16%**	838	0.24%
Advances overdue for over three months	**1,057**	**0.26%**	1,358	0.39%
Individually assessed loan impairment allowances made in respect of such advances	**305**		438	

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(d) Advances overdue for more than 3 months (continued)

	2007 HK$'m	2006 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**1,970**	2,175
Covered portion of advances to customers	**847**	987
Uncovered portion of advances to customers	**210**	371

Collateral held against overdue or impaired loans is principally represented by charges over business assets such as commercial and residential premises for corporate loans and mortgages over residential properties for personal loans.

As at 31 December 2007 and 2006, there were no advances to banks and other financial institutions that were overdue for more than three months.

(e) Rescheduled advances

	2007		2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers net of amounts included in advances overdue for more than 3 months	**186**	**0.05%**	216	0.06%

As at 31 December 2007, the total rescheduled advances to customers during the year amounted to HK$88 million (2006: HK$62 million).

As at 31 December 2007 and 2006, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances.

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers

(i) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	17,979	33.97%	16	18	3	52
- Property investment	65,963	86.50%	343	961	14	187
- Financial concerns	12,346	6.05%	-	14	-	43
- Stockbrokers	242	12.10%	-	-	-	-
- Wholesale and retail trade	13,572	65.05%	238	382	85	41
- Manufacturing	14,468	58.08%	138	550	37	48
- Transport and transport equipment	21,001	21.11%	3	25	1	60
- Recreational activities	30	93.53%	-	-	-	-
- Information technology	2,009	37.39%	-	2	-	6
- Others	21,046	41.70%	90	584	16	65
Individuals						
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	13,969	99.78%	129	599	8	13
- Loans for purchase of other residential properties	106,583	99.87%	284	2,078	18	81
- Credit card advances	5,761	-	23	245	-	63
- Others	10,708	79.61%	119	314	50	14
Total loans for use in Hong Kong	305,677	73.31%	1,383	5,772	232	673
Trade finance	24,275	40.71%	105	399	73	77
Loans for use outside Hong Kong	83,110	39.76%	315	375	76	254
Gross advances to customers	413,062	64.64%	1,803	6,546	381	1,004

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(i) Sectoral analysis of gross advances to customers (continued)

	2006					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	19,290	19.33%	24	281	4	37
- Property investment	55,943	85.49%	320	1,170	28	110
- Financial concerns	10,721	8.48%	4	24	-	26
- Stockbrokers	65	25.65%	-	-	-	-
- Wholesale and retail trade	13,019	61.87%	248	456	61	26
- Manufacturing	12,417	54.27%	154	402	42	26
- Transport and transport equipment	15,548	17.55%	4	17	2	30
- Recreational activities	33	91.36%	-	-	-	-
- Information technology	1,586	57.12%	-	1	-	3
- Others	20,158	33.13%	148	404	29	41
Individuals						
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,236	99.14%	141	679	20	4
- Loans for purchase of other residential properties	96,953	99.11%	359	2,350	23	29
- Credit card advances	4,806	-	17	210	-	65
- Others	9,515	83.21%	159	435	57	9
Total loans for use in Hong Kong	274,290	71.36%	1,578	6,429	266	406
Trade finance	16,865	40.98%	157	365	98	35
Loans for use outside Hong Kong	55,935	24.30%	253	329	182	116
Gross advances to customers	347,090	62.30%	1,988	7,123	546	557

* Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid.

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(i) Sectoral analysis of gross advances to customers (continued)

The amount of new impairment allowances charged to the income statement, and classified or impaired loans written off during the year are shown below:

	2007		2006	
	New impairment allowances HK$'m	**Classified or impaired loans written off HK$'m**	New impairment allowances HK$'m	Classified or impaired loans written off HK$'m
Loans for use in Hong Kong				
Industrial, commercial and financial				
– Property development	**25**	**–**	8	–
– Property investment	**99**	**9**	39	288
– Financial concerns	**22**	**–**	2	–
– Stockbrokers	**–**	**–**	–	–
– Wholesale and retail trade	**149**	**98**	90	81
– Manufacturing	**58**	**18**	170	207
– Transport and transport equipment	**31**	**–**	2	–
– Recreational activities	**–**	**–**	–	6
– Information technology	**3**	**–**	–	–
– Others	**77**	**5**	64	4
Individuals				
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**13**	**4**	24	4
– Loans for purchase of other residential properties	**79**	**1**	34	7
– Credit card advances	**124**	**126**	138	116
– Others	**50**	**50**	106	50
Total loans for use in Hong Kong	**730**	**311**	677	763
Trade finance	**76**	**15**	99	37
Loans for use outside Hong Kong	**149**	**1**	65	48
Gross advances to customers	**955**	**327**	841	848

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and overdue advances is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

Gross advances to customers

	2007 HK$'m	2006 HK$'m
Hong Kong	**351,102**	306,911
Mainland China	**39,050**	22,984
Others	**22,910**	17,195
	413,062	347,090
Collectively assessed loan impairment allowances in respect of the gross advances to customers		
Hong Kong	**827**	480
Mainland China	**124**	54
Others	**53**	23
	1,004	557

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Overdue advances

	2007 HK$'m	2006 HK$'m
Hong Kong	**6,221**	6,815
Mainland China	**278**	230
Others	**47**	78
	6,546	7,123
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**284**	449
Mainland China	**46**	7
Others	**2**	4
	332	460
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**60**	47
Mainland China	**10**	9
	70	56

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Gross loans and advances (continued)

(f) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Classified or impaired advances

	2007 HK$'m	2006 HK$'m
Hong Kong	**1,572**	1,909
Mainland China	**223**	52
Others	**8**	27
	1,803	1,988
Individually assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**333**	526
Mainland China	**46**	13
Others	**2**	7
	381	546
Collectively assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**19**	15
Mainland China	**6**	8
	25	23

Repossessed assets

During the year, the Group obtained assets by taking possession of collateral held as security. The nature and carrying value of such assets are summarised as follows:

	Carrying value	
	2007 HK$'m	2006 HK$'m
Commercial properties	**10**	45
Residential properties	**43**	140
Others	**–**	1
	53	186

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Repossessed assets (continued)

The estimated market value of repossessed assets held by the Group as at 31 December 2007 amounted to HK$116 million (2006: HK$309 million). They comprise properties in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

When the repossessed assets are not readily convertible into cash, the Group may consider the following alternatives:

- adjusting the selling prices
- selling the loans together with the assets
- arranging loan restructuring

Debt securities

The following table presents an analysis of debt securities neither overdue nor impaired as at 31 December by rating agency designation, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	2007				
	Financial assets at fair value through profit or loss HK$'m	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Aaa	3,294	42,166	47,912	-	93,372
Aa1 to Aa3	12,238	28,588	60,364	-	101,190
A1 to A3	7,370	10,686	16,376	-	34,432
Lower than A3	1,136	1,459	1,313	-	3,908
Unrated	6,818	16,618	35,725	31,102	90,263
	30,856	99,517	161,690	31,102	323,165

4. Financial risk management (continued)

4.1 *Credit Risk (continued)*

Debt securities (continued)

	2006				
	Financial assets at fair value through profit or loss HK$'m	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Aaa	3,052	49,889	58,924	–	111,865
Aa1 to Aa3	10,554	17,797	64,848	–	93,199
A1 to A3	5,548	12,955	18,685	–	37,188
Lower than A3	414	881	3,422	–	4,717
Unrated	6,834	18,817	19,709	36,114	81,474
	26,402	100,339	165,588	36,114	328,443

For the above debt securities with no issue rating, their issuer ratings are analysed as follows:

	2007				
	Financial assets at fair value through profit or loss HK$'m	**Available-for-sale securities HK$'m**	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
Aaa	**29**	**2,486**	**5,859**	**8,572**	**16,946**
Aa1 to Aa3	**4,234**	**8,166**	**20,467**	**19,365**	**52,232**
A1 to A3	**2,085**	**3,818**	**3,765**	**80**	**9,748**
Lower than A3	**175**	**440**	**50**	**-**	**665**
Unrated	**295**	**1,708**	**5,584**	**3,085**	**10,672**
	6,818	**16,618**	**35,725**	**31,102**	**90,263**

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Debt securities (continued)

	2006				
	Financial assets at fair value through profit or loss HK$'m	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Aaa	10	3,422	1,689	3,494	8,615
Aa1 to Aa3	4,637	10,586	10,498	29,463	55,184
A1 to A3	1,793	3,191	4,974	3,080	13,038
Lower than A3	20	349	464	–	833
Unrated	374	1,269	2,084	77	3,804
	6,834	18,817	19,709	36,114	81,474

The table below represents an analysis of the carrying value of investment in securities by credit rating and credit risk characteristic, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	2007			
	US subprime mortgage related HK$'m	**Alt-A HK$'m**	**Others HK$'m**	**Total HK$'m**
Aaa	**4,118**	**6,567**	**83,687**	**94,372**
Aa1 to Aa3	**–**	**–**	**88,952**	**88,952**
A1 to A3	**–**	**–**	**27,062**	**27,062**
Lower than A3	**–**	**–**	**2,772**	**2,772**
Unrated*	**–**	**–**	**83,445**	**83,445**
	4,118	**6,567**	**285,918**	**296,603**

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Debt securities (continued)

	2006			
	US subprime mortgage related HK$'m	Alt-A HK$'m	Others HK$'m	Total HK$'m
Aaa	15,809	8,124	84,880	108,813
Aa1 to Aa3	–	–	82,645	82,645
A1 to A3	–	–	31,640	31,640
Lower than A3	–	–	4,303	4,303
Unrated*	–	389	74,251	74,640
	15,809	8,513	277,719	302,041

* For the above debt securities with no issue rating, their issuer ratings are analysed on page 138.

The Group defines US subprime mortgage related debt securities as those that are supported by US residential subprime mortgage loans to borrowers. As at 31 December 2007, the Group's exposure to the US subprime mortgage market was limited to investments in the US subprime mortgage related debt securities.

All US subprime mortgage related debt securities held by the Group are classified in "Investment in securities" as available-for-sale or held-to-maturity. As at 31 December 2007, the carrying values of US subprime mortgage related debt securities classified as available-for-sale and held-to-maturity were HK$392 million and HK$3,726 million respectively (2006: HK$7,384 million and HK$8,425 million).

With regard to risk management of the debt securities, the Group analyses important factors of its US mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as different attachment points and timing of cash flows.

The Group's impairment charge on available-for-sale and held-to-maturity debt securities held at 31 December 2007 amounted to HK$190 million and HK$1,682 million respectively (2006: Nil). The carrying values of the available-for-sale and held-to-maturity debt securities considered impaired as at 31 December 2007 were HK$556 million and HK$3,738 million respectively (2006: Nil).

Included in the above were impairment charges on US subprime mortgage related debt securities held at 31 December 2007 amounting to HK$1,253 million (2006: Nil) and the carrying value of these impaired securities as at 31 December 2007 amounted to HK$2,856 million (2006: Nil).

4. Financial risk management (continued)

4.1 Credit Risk (continued)

Debt securities (continued)

The Group's impairment charge on US Alt-A mortgage backed securities held at 31 December 2007 amounted to HK$573 million (2006: Nil). The carrying value of these impaired securities as at 31 December 2007 was HK$1,380 million (2006: Nil).

As at 31 December 2007 and 2006, there were no overdue debt securities.

4.2 Market Risk

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from trading positions taken from customer-related business and proprietary trading in the above-mentioned financial instruments, which are subject to daily marked-to-market valuation. The risk includes potential losses arising from changes in foreign exchange and interest rates as well as equities and commodities prices.

Market risk management framework

Market risk is managed within various major risk limits approved by the RC, including risk positions and/or risk factor sensitivities. Since April 2007 BOCHK also formally applied Value-at-Risk (VAR), limit as a daily risk management tool. These overall risk limits are divided into sub-limits by reference to different risk products, including interest rate, foreign exchange rate, commodity price and equity products. Transactions are classified into different risk product categories according to the prominent type of risk inherent in the transactions.

The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits. Market risk management framework of the Group comprises three levels. The Board of Directors and the Risk Committee are the ultimate decision making authority. Formulation of the risk management procedures and implementation mechanism, and monitoring of the compliance are mainly responsible by senior management (including CE and CRO). RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits and are regularly reported to the senior management. Nanyang and Chiyu have their own independent risk monitoring units to monitor limit compliance on a daily basis.

The Group's control of market risk is based on restricting individual operations to trading within various market risk limits approved by the RC, and a list of permissible instruments authorised by senior management, as well as enforcing rigorous new product approval procedures to ensure all risks arising are thoroughly identified, properly measured and adequately controlled.

The Group also uses the VAR technique to measure potential losses and market risks of its trading book for reporting to the RC and senior management on a periodic basis. VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence.

The Group has changed its VAR calculation from a variance/co-variance basis to historical simulation basis with effect from April 2007. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR. Movements in market prices are calculated by reference to market data from the last two years.

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

VAR

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m		At 31 December	Minimum for the year	Maximum for the year	Average for the year
VAR for all market risk	– 2007	3.2	1.4	10.4	4.1
	– 2006	1.5	1.3	5.0	2.8
VAR for foreign exchange risk products	– 2007	2.7	1.0	9.4	4.0
	– 2006	1.7	0.7	5.3	2.8
VAR for interest rate risk products	– 2007	1.5	0.5	3.9	1.6
	– 2006	0.7	0.7	3.0	1.6
VAR for equity risk products	– 2007	0.4	0.1	1.1	0.4
	– 2006	0.5	0.1	1.0	0.3
VAR for commodity risk products	– 2007	0.0	0.0	0.4	0.1
	– 2006	0.0	0.0	0.3	0.0

In 2007, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$3.06 million (2006: HK$2.5 million). The standard deviation of these daily trading revenues was HK$3.34 million (2006: HK$1.5 million).

1 Structural FX positions have been excluded.
2 Revenues from structural FX positions and back to back transactions have been excluded.

Although it is a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

- the use of a one-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. Stress testing program of the trading book includes sensitivity testing on changes in risk factors with various degrees of severity, as well as scenario analysis on historical events including the 1997 Asian Crisis and the 11 September Event in 2001. The Group's stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Currency risk

The tables below summarise the Group's exposure to foreign currency exchange rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,849	49,833	71,731	1,147	160	1,815	3,530	159,065
Placements with banks and other financial institutions maturing between one and twelve months	375	23,854	28,750	-	-	-	175	53,154
Financial assets at fair value through profit or loss	917	8,997	24,286	-	-	-	240	34,440
Derivative financial instruments	-	773	13,703	-	-	-	1	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	32,770	-	-	-	-	32,770
Advances and other accounts	13,335	71,309	323,495	4,202	1,667	1,006	5,220	420,234
Investment in securities								
- Available-for-sale securities	90	62,612	26,697	7,005	28	1,321	6,900	104,653
- Held-to-maturity securities	864	84,686	59,565	2,486	-	1,554	16,273	165,428
- Loans and receivables	-	3,594	26,511	428	-	-	569	31,102
Interests in associates	-	-	83	-	-	-	-	83
Investment properties	-	-	8,058	-	-	-	-	8,058
Properties, plant and equipment	72	1	23,220	-	-	-	-	23,293
Other assets (including deferred tax assets)	69	947	19,361	161	61	145	136	20,880
Total assets	46,571	306,606	658,230	15,429	1,916	5,841	33,044	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,770	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	27,173	19,422	9,090	147	2,141	92	2,534	60,599
Financial liabilities at fair value through profit or loss	-	2,717	8,688	-	-	-	-	11,405
Derivative financial instruments	-	1,257	9,824	-	-	-	11	11,092
Deposits from customers	17,360	166,416	548,223	8,432	2,492	12,284	38,399	793,606
Debt securities in issue at amortised cost	-	667	1,422	-	-	-	-	2,039
Other accounts and provisions (including current and deferred tax liabilities)	574	9,751	26,706	311	31	387	761	38,521
Insurance contract liabilities	-	4,284	18,213	-	-	-	-	22,497
Total liabilities	45,107	204,514	654,936	8,890	4,664	12,763	41,705	972,579
Net on-balance sheet position	1,464	102,092	3,294	6,539	(2,748)	(6,922)	(8,661)	95,058
Off-balance sheet net notional position*	394	(97,215)	89,481	(6,478)	2,436	7,050	8,975	4,643
Contingent liabilities and commitments	4,873	55,183	163,697	4,693	1,017	259	1,581	231,303

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

4. Financial risk management (continued)

4.2 Market Risk (continued)

Currency risk (continued)

	2006							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	24,898	29,341	45,941	1,073	680	824	2,479	105,236
Placements with banks and other financial institutions maturing between one and twelve months	283	9,166	46,516	-	-	-	408	56,373
Financial assets at fair value through profit or loss	-	8,598	17,644	1,041	-	-	1,011	28,294
Derivative financial instruments	-	203	7,190	-	-	-	-	7,393
Hong Kong SAR Government certificates of indebtedness	-	-	34,750	-	-	-	-	34,750
Advances and other accounts	4,559	54,737	285,796	2,505	1,678	1,001	2,582	352,858
Investment in securities								
– Available-for-sale securities	-	58,627	29,012	4,200	-	2,118	6,432	100,389
– Held-to-maturity securities	-	98,960	45,780	3,815	-	1,790	15,243	165,588
– Loans and receivables	-	2,556	32,909	-	-	302	347	36,114
Interests in associates	-	-	60	-	-	-	-	60
Investment properties	-	-	7,481	-	-	-	-	7,481
Properties, plant and equipment	69	1	19,670	-	-	-	-	19,740
Other assets (including deferred tax assets)	59	294	13,818	99	122	85	200	14,677
Total assets	29,868	262,483	586,567	12,733	2,480	6,120	28,702	928,953
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	34,750	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	17,198	16,587	12,590	1,112	415	97	1,035	49,034
Financial liabilities at fair value through profit or loss	-	4,329	10,798	-	-	-	-	15,127
Derivative financial instruments	-	450	3,602	-	-	-	-	4,052
Deposits from customers	10,994	143,913	485,066	5,893	3,609	11,968	33,248	694,691
Other accounts and provisions (including current and deferred tax liabilities)	451	8,369	20,497	274	131	92	606	30,420
Insurance contract liabilities	-	2,130	12,109	-	-	-	-	14,239
Total liabilities	28,643	175,778	579,412	7,279	4,155	12,157	34,889	842,313
Net on-balance sheet position	1,225	86,705	7,155	5,454	(1,675)	(6,037)	(6,187)	86,640
Off-balance sheet net notional position	54	(83,503)	77,982	(5,501)	1,817	6,012	6,433	3,294
Contingent liabilities and commitments	2,666	42,196	137,875	2,643	527	117	1,757	187,781

4. Financial risk management (continued)

4.2 Market Risk (continued)

Interest rate risk

BOCHK has formulated an "Interest Rate Risk Management Policy" which sets out the framework and the methodologies to identify, measure, monitor and control interest rate risk.

Both the members of the Asset and Liability Management Committee ("ALCO") and Risk Committee ("RC") are responsible for interest rate risk management. ALCO maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and reports the results to ALCO regularly. The Risk Management Department reviews the policies, guidelines and limits proposed by Treasury Department.

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

- repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

- yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening yield curves, causing adverse effects on net interest income or economic value

- basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

- option risk – exercise of the options embedded in assets, liabilities and OBS inducing a change in the cashflows of assets and liabilities

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk and yield curve risk. As the risk is complicated by having optionality embedded in certain products, the behavioural assumptions are made to reflect more accurately the interest rate risk exposures. The key assumption in gap analysis includes the replacement of contractual maturity of mortgage-backed and asset-backed securities by weighted average life projected from prepayment modelling. This gap analysis provides the Group with a static view of the maturity and repricing characteristics of its interest rate sensitive balance sheet positions.

Based on repricing gap, sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve assuming parallel shifts on both sides. Limits on Earnings at Risk and Economic Value at Risk, which are the risk appetites sanctioned by RC, are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base. The results are reported to ALCO and RC on a monthly basis respectively.

4. Financial risk management (continued)

4.2 Market Risk (continued)

Interest rate risk (continued)

Yield curve risk is also assessed by the impacts on earnings and economic value arising from steepening or flattening of the yield curve.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

In addition, the impact of optionality on non-maturity liabilities and prepayment of mortgage loans are evaluated under different stress scenarios.

The interest rate risk exposures in BOCHK are controlled through the use of limits:

1. Earnings at Risk limit

2. Economic Value at Risk limit

3. Interest Rate Mismatch Gap limits

In addition to adopting limits for interest rate risk control, the Group hedges its interest rate exposures by interest rate derivatives, of which plain vanilla interest rate swaps are used in most cases.

Before launching a new product or business, relevant departments are required to go through a risk assessment process, which include assessment of underlying interest rate risk and consideration of the adequacy of current risk management mechanism. Any material impact on interest rate risk noted during the risk assessment process will be reported to the Chief Financial Officer.

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Interest rate risk (continued)

The tables below summarise the Group's exposure to interest rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Derivative financial instruments are principally used to reduce the Group's exposure to interest rate movements. The carrying amounts are presented under the column captioned 'Non-interest bearing'.

	2007						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	152,746	-	-	-	-	6,319	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss	3,562	1,839	2,164	5,894	17,397	3,584	34,440
Derivative financial instruments	-	-	-	-	-	14,477	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	32,770	32,770
Advances and other accounts	328,750	58,396	19,372	9,487	643	3,586	420,234
Investment in securities							
- Available-for-sale securities	11,668	21,320	6,257	19,959	40,869	4,580	104,653
- Held-to-maturity securities	25,562	43,920	18,534	43,022	34,390	-	165,428
- Loans and receivables	7,459	11,444	12,199	-	-	-	31,102
Interests in associates	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	-	-	-	-	-	20,880	20,880
Total assets	529,747	179,149	69,450	78,362	93,299	117,630	1,067,637
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	32,770	32,770
Deposits and balances of banks and other financial institutions	45,728	3,428	6,897	-	-	4,546	60,599
Financial liabilities at fair value through profit or loss	6,600	2,355	1,531	919	-	-	11,405
Derivative financial instruments	-	-	-	-	-	11,092	11,092
Deposits from customers	623,009	98,440	35,157	547	-	36,453	793,606
Debt securities in issue at amortised cost	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	7,624	107	-	128	-	30,662	38,521
Insurance contract liabilities	-	-	-	-	-	22,497	22,497
Total liabilities	682,961	104,330	45,562	1,706	-	138,020	972,579
Interest sensitivity gap	(153,214)	74,819	23,888	76,656	93,299	(20,390)	95,058

4. Financial risk management (continued)

4.2 *Market Risk (continued)*

Interest rate risk (continued)

	2006						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	99,157	-	-	-	-	6,079	105,236
Placements with banks and other financial institutions maturing between one and twelve months	-	47,717	8,656	-	-	-	56,373
Financial assets at fair value through profit or loss	4,623	4,729	1,829	3,243	11,977	1,893	28,294
Derivative financial instruments	-	-	-	-	-	7,393	7,393
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	34,750	34,750
Advances and other accounts	303,273	32,873	11,096	2,487	420	2,709	352,858
Investment in securities							
– Available-for-sale securities	5,578	14,102	5,402	27,529	47,728	50	100,389
– Held-to-maturity securities	25,050	38,721	32,265	41,105	28,447	-	165,588
– Loans and receivables	2,429	12,753	20,932	-	-	-	36,114
Interests in associates	-	-	-	-	-	60	60
Investment properties	-	-	-	-	-	7,481	7,481
Properties, plant and equipment	-	-	-	-	-	19,740	19,740
Other assets (including deferred tax assets)	-	-	-	-	-	14,677	14,677
Total assets	440,110	150,895	80,180	74,364	88,572	94,832	928,953
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	34,750	34,750
Deposits and balances of banks and other financial institutions	44,271	955	2,692	-	-	1,116	49,034
Financial liabilities at fair value through profit or loss	6,025	3,603	3,460	2,039	-	-	15,127
Derivative financial instruments	-	-	-	-	-	4,052	4,052
Deposits from customers	565,717	77,894	21,891	996	18	28,175	694,691
Other accounts and provisions (including current and deferred tax liabilities)	6,298	99	-	-	-	24,023	30,420
Insurance contract liabilities	-	-	-	-	-	14,239	14,239
Total liabilities	622,311	82,551	28,043	3,035	18	106,355	842,313
Interest sensitivity gap	(182,201)	68,344	52,137	71,329	88,554	(11,523)	86,640

4. Financial risk management (continued)

4.2 Market Risk (continued)

Interest rate risk (continued)

Sensitivity analysis to market risk exposure of banking book of the Group

The Group is principally exposed to HKD and USD in terms of interest rate risk. At 31 December 2007, if HKD and USD market interest rates had been 100 basis point higher with other variables held constant, profit after tax for the year would have been reduced by HK$102 million (2006: HK$462 million) because the positive interest sensitivity gaps within one year are shortened compared with 2006. Reserves would have been reduced by HK$1,598 million (2006: HK$1,831 million).

Interest rate exposures in banking book

The following is a summary of possible effects of market interest rates shocks on the Group's interest rate exposure in its banking book. BOC Life and BOC-CC are excluded from the analysis below:

	Impact on positions at 31 December	
Earnings perspective Scenarios	**2007 HK$'m**	2006 HK$'m
Down 100 basis points parallel shift in HK dollar yield curves	**(402)**	(303)
Up 100 basis points parallel shift in US dollar yield curves	**(562)**	(908)

The projections illustrate that stressful changes in market interest rates in response to exceptional but plausible events would have adverse effects both on earnings over the next twelve months and economic value. While the possible effect of interest rates shock on earnings is assessed by changes in net interest income, the possible impact on economic value is measured in terms of expected net future cash flow discounted by projected market rates. To construct stressful scenarios, severe assumptions are made, including a change in the correlation between HK dollar and US dollar interest rates, on the two separate perspectives of earnings and economic value. Simplified assumptions are also made on the projections, such as a parallel movement of interest rates for the banking book positions of all repricing or maturity dates. In the absence of actions that would be taken to mitigate the impact of interest rates shock, all positions are assumed to run to maturity and reprice or mature simultaneously within a given time band.

4. Financial risk management (continued)

4.3 Liquidity Risk

Liquidity risk is the risk that the Group may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses.

Liquidity risk management framework

The liquidity risk management framework of the Group comprises three levels. The Board of Directors and the Risk Committee are the ultimate decision making authority and are responsible for the compliance with regulatory requirements. Formulation of the risk management procedures and implementation mechanism and monitoring of the compliance are mainly the responsibilities of senior management (including Chief Executive, Chief Financial Officer, Chief Risk Officer and the Asset and Liability Management Committee). Daily management of liquidity is carried out by the treasury functions, which is assisted by other functional departments, including the finance and risk management departments which monitor the liquidity risk and provide regular reports to the management and local regulatory bodies.

The liquidity management process is adopted at the Group level. The principal subsidiaries of the Group execute their risk management strategies independently, subject to risk policies that are consistent with those of the Group, and report to the Group's management on a regular basis.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct inter-bank placements.

The Group has developed a robust liquidity risk management mechanism which aims at enabling the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice. The objective is achieved through maintenance of a highly-liquefiable assets portfolio and establishment of a diversified portfolio of liabilities.

Risk management process includes:

- Perform cash-flow projections under normal and stressed scenarios, using the net mismatch gap between assets and liabilities to estimate the prospective net funding requirements;
- Maintain a minimum mismatch ratio to control the size of the cumulative net mismatch positions;
- Maintain strong liquidity ratios to comply with both internal and external regulatory requirements;
- Ensure sound and sufficient funding sources and maintain stable and diversified core deposits;
- Maintain a proper level of highly liquid assets to serve as a liquidity buffer for emergency needs;
- Monitor the structure and stability of the deposit portfolio;
- Assess the ability to borrow from the inter-bank money market and monitor the portfolio of lenders to avoid over-reliance on the money market for funding;
- Maintain a proper contingency plan, which includes setting early warning signals (including internal indicators and market indicators) with timely monitoring procedures and establishing a management reporting system and contingency procedures.

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

Liquidity risk management framework (continued)

The Group has set up three Key Risk Indicators: 1-month liquidity ratio, 1-month mismatch ratio and loan-to-deposit ratio which are used as the major tools in the identification, measurement, monitoring and control of the liquidity risk by setting limits on, assess and monitor the ratios on a regular basis. The Group also utilises cash flow analysis, and monitors deposit stability, concentration of deposits from large depositors and liquidity profile of the investment portfolio.

Before launching a new product or business, relevant departments are required to go through a risk assessment process, which includes assessment of underlying liquidity risk and consideration of the adequacy of the current risk management mechanism. Any material impact on liquidity risk noted during the risk assessment process will be reported to the Chief Financial Officer.

(a) Analysis of undiscounted cash flows by contractual maturities

Non-derivative cash flows

The table below presents the cash flows payable by the Group as at 31 December for non-derivative financial liabilities by remaining contractual maturities.

	2007					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Hong Kong SAR currency notes in circulation	32,770	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	50,290	3,456	6,951	-	-	60,697
Financial liabilities at fair value through profit or loss	2,563	1,966	4,788	1,976	364	11,657
Deposits from customers	659,884	99,025	35,789	585	-	795,283
Debt securities in issue at amortised cost	7	13	2,021	116	-	2,157
Other financial liabilities	29,192	412	450	133	501	30,688
	774,706	104,872	49,999	2,810	865	933,252

	2006					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Hong Kong SAR currency notes in circulation	34,750	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	45,400	961	2,713	-	-	49,074
Financial liabilities at fair value through profit or loss	1,937	1,849	6,159	5,492	377	15,814
Deposits from customers	594,233	78,037	22,633	984	18	695,905
Other financial liabilities	22,706	803	395	525	158	24,587
	699,026	81,650	31,900	7,001	553	820,130

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

(a) Analysis of undiscounted cash flows by contractual maturities (continued)

Derivative cash flows

(i) Derivatives settled on a net basis

The Group's derivatives that will be settled on a net basis include:

- Foreign exchange derivatives: non-deliverable OTC currency options, currency futures, non-deliverable currency forwards;
- Interest rate derivatives: interest rate swaps;
- Equity derivatives: exchange traded equity options; and
- Bullion derivatives: bullion margin contracts.

The table below analyses the Group's derivative financial liabilities as at 31 December that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows of derivatives with net negative fair value.

	2007					
	Up to 1 month HK$'m	**1-3 months HK$'m**	**3-12 months HK$'m**	**1-5 years HK$'m**	**Over 5 years HK$'m**	**Total HK$'m**
Derivatives settled on a net basis						
– Foreign exchange derivatives	**(7,221)**	**(12)**	**456**	**21**	**-**	**(6,756)**
– Interest rate derivatives	**(1)**	**(23)**	**(143)**	**(309)**	**(66)**	**(542)**
– Equity derivatives	**-**	**(58)**	**-**	**-**	**-**	**(58)**
– Bullion derivatives	**(1,110)**	**-**	**-**	**-**	**-**	**(1,110)**
	(8,332)	**(93)**	**313**	**(288)**	**(66)**	**(8,466)**

	2006					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a net basis						
– Foreign exchange derivatives	(2,515)	(1)	28	1	-	(2,487)
– Interest rate derivatives	(7)	(28)	(96)	(103)	(8)	(242)
– Bullion derivatives	(438)	-	-	-	-	(438)
	(2,960)	(29)	(68)	(102)	(8)	(3,167)

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

(a) Analysis of undiscounted cash flows by contractual maturities (continued)

Derivative cash flows (continued)

(ii) Derivatives settled on a gross basis

The Group's derivatives that will be settled on a gross basis include OTC currency options, currency forwards and cross currency interest rate swaps, OTC equity options, equity linked swaps and bullion swaps.

The table below analyses the Group's derivative financial instruments as at 31 December that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the gross contractual undiscounted cash flows for all derivatives that are settled on a gross basis.

	2007					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a gross basis						
– Foreign exchange derivatives:						
– Outflow	(96,928)	(52,508)	(24,477)	(1,869)	-	(175,782)
– Inflow	96,743	52,301	24,380	1,866	-	175,290
– Interest rate derivatives:						
– Outflow	-	-	-	-	-	-
– Inflow	-	316	-	-	-	316
– Equity derivatives:						
– Outflow	(128)	(70)	(1,002)	(28)	-	(1,228)
– Inflow	221	99	1,002	28	-	1,350
– Bullion derivatives:						
– Outflow	(223)	(427)	(715)	-	-	(1,365)
– Inflow	-	-	-	-	-	-
Total outflow	(97,279)	(53,005)	(26,194)	(1,897)	-	(178,375)
Total inflow	96,964	52,716	25,382	1,894	-	176,956

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

(a) Analysis of undiscounted cash flows by contractual maturities (continued)

Derivative cash flows (continued)

(ii) Derivatives settled on a gross basis (continued)

	2006					
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Total HK$'m
Derivatives settled on a gross basis						
– Foreign exchange derivatives:						
– Outflow	(140,864)	(43,390)	(10,085)	(85)	-	(194,424)
– Inflow	141,186	43,520	10,082	85	-	194,873
– Equity derivatives:						
– Outflow	(14)	(1)	-	-	-	(15)
– Inflow	12	1	-	-	-	13
– Bullion derivatives:						
– Outflow	(103)	(371)	(638)	-	-	(1,112)
– Inflow	-	-	-	-	-	-
Total outflow	(140,981)	(43,762)	(10,723)	(85)	-	(195,551)
Total inflow	141,198	43,521	10,082	85	-	194,886

Off-balance sheet items

Loan commitments

The contractual amounts of the Group's off-balance sheet financial instruments as at 31 December 2007 that commit it to extend credit to customers and other facilities amounting to HK$193,027 million (2006: HK$158,404 million) are maturing no later than 1 year.

Financial guarantees and other financial facilities

Financial guarantees as at 31 December 2007 amounting to HK$38,276 million (2006: HK$29,377 million) are maturing no later than 1 year.

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

(b) Maturity analysis

Tables below analyse assets and liabilities of the Group as at 31 December into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	40,100	118,965	-	-	-	-	-	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	-	-	-	80	-	-	-	80
– others	-	1,697	779	2,342	1,307	32	-	6,157
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	415	393	2,316	-	3,124
– others	-	36	343	272	5,376	15,468	-	21,495
– equity securities	-	-	-	-	-	-	3,584	3,584
Derivative financial instruments	12,686	228	129	929	459	46	-	14,477
Hong Kong SAR Government certificates of indebtedness	32,770	-	-	-	-	-	-	32,770
Advances and other accounts								
- advances to customers	21,196	16,345	25,968	43,608	173,120	130,067	1,373	411,677
- trade bills	12	2,815	2,227	280	-	-	-	5,334
- advances to banks and other financial institutions	27	-	600	440	2,156	-	-	3,223
Investment in securities								
- debt securities held for available-for-sale								
- certificates of deposit held	-	701	462	2,614	3,689	-	-	7,466
- others	-	5,886	3,776	7,515	30,790	44,084	556	92,607
- debt securities held for held-to-maturity								
- certificates of deposit held	-	1,097	1,490	2,426	6,351	624	-	11,988
- others	-	4,278	12,309	17,166	81,918	34,031	3,738	153,440
- debt securities held for loans and receivables	-	7,459	11,444	12,199	-	-	-	31,102
- equity securities	-	-	-	-	-	-	4,580	4,580
Interests in associates	-	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	3,360	16,219	24	174	202	-	901	20,880
Total assets	110,151	175,726	101,781	101,384	305,761	226,668	46,166	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	32,770	-	-	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	28,200	22,074	3,428	6,897	-	-	-	60,599
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	-	1,086	868	-	-	1,954
– others	-	2,554	1,925	3,680	983	309	-	9,451
Derivative financial instruments	8,320	418	355	954	831	214	-	11,092
Deposits from customers	329,544	329,918	98,440	35,157	547	-	-	793,606
Debt securities in issue at amortised cost	-	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	15,446	15,543	1,071	1,660	4,100	-	701	38,521
Insurance contract liabilities	2,054	-	-	535	13,786	6,122	-	22,497
Total liabilities	416,334	370,507	105,219	51,946	21,227	6,645	701	972,579
Net liquidity gap	(306,183)	(194,781)	(3,438)	49,438	284,534	220,023	45,465	95,058

4. Financial risk management (continued)

4.3 *Liquidity Risk (continued)*

(b) Maturity analysis (continued)

	2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,973	74,263	-	-	-	-	-	105,236
Placements with banks and other financial institutions maturing between one and twelve months	-	-	47,717	8,656	-	-	-	56,373
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	-	10	104	227	72	-	-	413
– others	-	1,120	2,322	3,304	3,024	171	-	9,941
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	52	803	1,454	-	2,309
– others	-	211	23	413	2,438	10,654	-	13,739
– equity securities	-	-	-	-	-	-	1,892	1,892
Derivative financial instruments	6,218	537	217	109	274	38	-	7,393
Hong Kong SAR Government certificates of indebtedness	34,750	-	-	-	-	-	-	34,750
Advances and other accounts								
– advances to customers	28,497	8,085	15,471	39,287	136,122	116,931	1,594	345,987
– trade bills	76	1,670	1,030	350	-	-	2	3,128
– advances to banks and other financial institutions	-	-	156	940	2,647	-	-	3,743
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	157	-	2,512	5,479	-	-	8,148
– others	-	1,735	5,643	4,101	30,893	49,819	-	92,191
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,600	1,205	3,176	3,386	-	-	9,367
– others	-	3,759	7,700	35,308	79,067	30,387	-	156,221
– debt securities held for loans and receivables	-	2,429	12,753	20,932	-	-	-	36,114
– equity securities	-	-	-	-	-	-	50	50
Interests in associates	-	-	-	-	-	-	60	60
Investment properties	-	-	-	-	-	-	7,481	7,481
Properties, plant and equipment	-	-	-	-	-	-	19,740	19,740
Other assets (including deferred tax assets)	4,185	9,773	2	247	131	163	176	14,677
Total assets	104,699	105,349	94,343	119,614	264,336	209,617	30,995	928,953
Liabilities								
Hong Kong SAR currency notes in circulation	34,750	-	-	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	20,982	24,405	955	2,692	-	-	-	49,034
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	-	514	1,984	-	-	2,498
– others	-	1,922	1,810	5,443	3,152	302	-	12,629
Derivative financial instruments	2,963	231	86	90	590	92	-	4,052
Deposits from customers	289,650	304,216	77,585	22,272	950	18	-	694,691
Other accounts and provisions (including current and deferred tax liabilities)	13,919	9,615	1,226	1,253	3,963	-	444	30,420
Insurance contract liabilities	-	51	3	4	8,081	5,429	671	14,239
Total liabilities	362,264	340,440	81,665	32,268	18,720	5,841	1,115	842,313
Net liquidity gap	(257,565)	(235,091)	12,678	87,346	245,616	203,776	29,880	86,640

4. Financial risk management (continued)

4.3 Liquidity Risk (continued)

(b) Maturity analysis (continued)

The above maturity classifications have been prepared in accordance with relevant provisions under the Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Indefinite". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under the Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

The above analysis in respect of insurance contract liabilities represents the estimated timing of net cash outflows resulting from recognised insurance contract liabilities on the balance sheet as at 31 December.

4.4 Insurance Risk

The Group is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. The Group manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in the Group's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon the Group's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

4. Financial risk management (continued)

4.5 Capital Management

The major objective of the Group's capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the required rate of return on capital.

The Group has developed and maintained a sound framework of policies and controls on capital management to support the development of the Group's business and to meet the statutory capital adequacy ratio. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

For the implementation of Basel II in 2007, the Group has adopted the standardised approach under Pillar one to calculate the capital charge on credit risk, market risk and operational risk in compliance with the Banking (Capital) Rules. This new regulatory capital framework aligns regulatory capital requirements more closely with the inherent risks.

In 2007, the Group has established an Internal Capital Adequacy Assessment Process (ICAAP). Through this process, each material risk from the Group's main activities is assessed by pre-defined assessment models, and a comprehensive judgment of the overall risk profile is decided subsequently by taking into account the Group's governance culture. Finally, the minimum CAR is derived through the procedures to relate the Group's overall risk profile to its capital adequacy. The minimum CAR aims to cover the various material risks undertaken by the Group. The Group considers this ICAAP process as an on-going process for capital management and periodically reviews its capital structure and adjusts the capital structure in relation to the overall risk profile.

In addition, the annual capital plans of the Group are drawn up and discussed by the ALCO and submitted to the board for approval. The plan is built up by assessing the impacts by various factors upon CAR such as the business strategies, return on equity, risk appetite, credit rating, as well as regulatory requirements, and based on this study to derive our future capital demand and the way to obtain the capital sources. The plan is to ensure the Group's capital adequacy and achieve optimal capital structure in order to align with our business development and risk profile.

(a) Capital adequacy ratio

	2007	2006
Capital adequacy ratio	**13.08%**	13.99%
Core capital ratio	**12.23%**	13.39%

The capital ratios as at 31 December 2007 are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. The comparatives as at 31 December 2006 are computed in accordance with the Third Schedule of the Banking Ordinance. They are not restated on the ground that different approaches are used to calculate the Group's capital requirements for the years ended 31 December 2007 and 2006.

The differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 220.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(b) Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 31 December and reported to the HKMA is analysed as follows:

	2007 **HK$'m**	2006 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**22,611**	20,281
Profit and loss account	**207**	3,970
Minority interests	**1,284**	1,164
	67,145	68,458
Deductions from core capital	**(483)**	–
Core capital	**66,662**	68,458
Supplementary capital:		
Reserves on revaluation of holdings of available-for-sale securities	**18**	(115)
Reserves on revaluation of holdings of securities designated at fair value through profit or loss	**9**	(3)
Collective loan impairment allowances	**1,004**	557
Regulatory reserve	**4,130**	3,621
	5,161	4,060
Deductions from supplementary capital	**(483)**	–
Supplementary capital	**4,678**	4,060
Deductions from total capital base	**–**	(971)
Total capital base after deductions	**71,340**	71,547

The comparatives are not restated on the ground that different approaches are used to calculate the Group's regulatory capital for the years ended 31 December 2007 and 2006.

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 220. Investment costs in such subsidiaries are deducted from the capital base.

4. Financial risk management (continued)

4.5 *Capital Management (continued)*

(c) Capital charge for credit, market and operational risks

The capital adequacy ratios shown above are calculated on the consolidation basis for regulatory purposes in accordance with the Banking (Capital) Rules. The table below summaries the capital requirements and capital charge calculated by applying 8% on the risk-weighted amounts, computed on the same consolidation basis for credit, market, and operational risks. As different approaches are used to calculate the capital requirements since adoption of the Banking (Capital) Rules in 2007, presentation of the comparative quantitative information is exempted.

	2007 HK$'m
Credit risk	40,878
Market risk	640
Operational risk	3,131
	44,649

(i) *Capital requirements for credit risk*

	2007					
	Total exposures HK$'m	Exposures after CRM* Rated HK$'m	Exposures after CRM* Unrated HK$'m	Risk-weighted amount Rated HK$'m	Risk-weighted amount Unrated HK$'m	Capital requirement** HK$'m
On-balance sheet exposures						
Sovereign	46,140	47,096	-	603	-	48
Public sector entity	6,091	22,366	-	4,473	-	358
Multilateral development bank	1,396	1,396	-	-	-	-
Bank	357,628	349,758	12,481	90,907	4,856	7,661
Securities firm	34	-	13	-	6	1
Corporate	297,638	77,134	208,248	34,861	208,248	19,449
Cash items	37,446	-	37,446	-	-	-
Regulatory retail	29,867	-	28,232	-	21,174	1,694
Residential mortgage loans	137,562	-	121,271	-	48,718	3,897
Other exposures which are not past due	37,667	-	36,892	-	36,891	2,951
Past due exposures	1,080	71	1,009	14	1,095	89
Total for on-balance sheet exposures	952,549	497,821	445,592	130,858	320,988	36,148
Off-balance sheet exposures						
Off-balance sheet exposures other than OTC derivative transactions or credit derivative contracts	54,841	8,046	46,795	4,864	42,494	3,789
OTC derivative transactions	3,717	2,565	1,152	643	1,101	139
Total for off-balance sheet exposures	58,558	10,611	47,947	5,507	43,595	3,928
Total for non-securitisation exposures	1,011,107	508,432	493,539	136,365	364,583	40,076
Securitisation exposures	50,110	50,110	-	10,022	-	802
	1,061,217	558,542	493,539	146,387	364,583	40,878
Deducted from capital base	-					

* Recognised credit risk mitigation satisfying the requirements and conditions set out in the Banking (Capital) Rules.

** For disclosure purposes, capital requirement is calculated by applying 8% on the risk-weighted amount, which may differ from the Group's actual regulatory capital.

The Group used STC approach for calculation of credit risk.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(i) Capital requirements for credit risk (continued)

The ECAIs recognised by the Group includes Standard & Poor's, Moody's and Fitch. The Group adopted external rating based approach to determine the risk weight of the following classes of exposures, including those of securitisation exposures:

- Sovereign
- Public sector entity
- Multilateral development bank
- Bank
- Securities firm
- Corporate

The process the Group used to map ECAI issuer ratings to exposures booked in the banking book is a process prescribed in Part 4 of the Banking (Capital) Rules.

Counterparty credit risk exposures

Counterparty credit risk in trading book is subject to the same risk management framework as in banking book. The Group established credit limit through formal credit approval procedures to control the pre-settlement credit risk arising from derivatives transactions and settlement limit to control the settlement risk arising from foreign exchange-related transactions in both the trading book and banking book. The Group monitors the risk exposure due to fluctuations in the market value by determining the current exposure value of the transactions.

As the Group has not implemented capital allocation policy, there is no internal capital assigned for counterparty credit exposures.

The Group's policy for securing and managing collateral is applicable in managing counterparty credit risk. Besides, we established prudent eligibility criteria and haircut policy of debt securities secured as collateral for repo-style transactions.

The Group formulated policy for classification of credit assets according to the probability of default of individual counterparty and the period of overdue. If there is objective evidence that an impairment loss has been incurred, impairment allowance will be provided according to regulatory and HK accounting requirements.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(i) Capital requirements for credit risk (continued)

Counterparty credit risk exposures (continued)

The following table summarises the Group's exposures to counterparty credit risk arising from OTC derivative transactions:

	2007 HK$'m
Gross total positive fair value	**1,239**
Credit equivalent amount	**3,717**
Less: recognised collateral	**-**
Net credit equivalent amount	**3,717**
Net credit equivalent amount analysed by type of issuer:	
Sovereign	**8**
Bank	**2,654**
Corporate	**1,006**
Others	**49**
	3,717
Risk weighted amount analysed by type of issuer:	
Sovereign	**8**
Bank	**685**
Corporate	**1,002**
Others	**49**
	1,744
Notional amount of recognised credit derivative contracts which provide credit protection	**-**

There is no effect of bilateral netting agreement on the credit equivalent amounts of the derivative transactions.

There are no outstanding repo-style transactions or credit derivative contracts as at 31 December 2007.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(i) Capital requirements for credit risk (continued)

Credit risk mitigation

For those collaterals recognised under capital management, the Group has well-defined policies and procedures for collateral valuation and management which is compliant with the operational requirements for recognised collateral for credit risk mitigation stated in the Banking (Capital) Rules.

The main types of recognised collaterals include cash deposit, gold bullion, debt securities, equities and funds for non past-due exposures. In addition, real property collateral is also recognised for past due exposures. Those collaterals taken by the Group are compliant with the comprehensive approach in its treatment of recognised collateral for credit risk mitigation in capital calculation as mentioned in the Banking (Capital) Rules.

According to the Banking (Capital) Rules, the recognised guarantees for credit risk mitigation under STC approach includes the guarantee given by sovereign, public sector entity, multilateral development bank, bank, securities firm with a lower risk weights than the counterparty; or corporate with external credit rating A- or above.

The concentration risk management for collaterals is embedded in the collateral management policy, including stress testing. Under Pillar two, we have adopted a scorecard methodology to assess our credit concentration risk and consider whether add-on capital charge is needed to cover this risk.

Up to the date of report, the Group has not used any recognised credit derivative contracts, on- or off-balance sheet recognised netting for credit risk mitigation yet.

Exposures, other than those arising from OTC derivative transactions and repo-style transactions, covered by recognised credit risk mitigation are analysed as follows:

	2007	
	Covered by recognised collateral HK$'m	**Covered by recognised guarantees HK$'m**
On-balance sheet exposures		
Securities firm	**21**	**-**
Corporate	**6,593**	**16,950**
Regulatory retail	**1,590**	**45**
Residential mortgage loans	**157**	**16,134**
Other exposures which are not past due	**775**	**-**
Past due exposures	**862**	**74**
Off-balance sheet exposures	**9,069**	**8,612**
	19,067	**41,815**

Asset securitisation

The Group has not acted as an originating institution in respect of securitisation transactions during the year.

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(ii) Capital charge for market risk

	2007 HK$'m
Interest rate exposures	450
Equity exposures	56
Foreign exchange exposures	132
Commodity exposures	2
	640

The Group used STM approach for calculation of market risk.

The Group's positions covered by STM approach are as follows:

	2007	
	Long HK$'m	Short HK$'m
Interest rate exposures	208,062	207,180
Equity exposures	333	303
Foreign exchange exposures (Net)	1,458	–
Commodities exposures	11	20
	209,864	207,503

Equity exposures in banking book

Equity holdings in other entities are accounted for in accordance with the underlying intentions of holdings, at the outset of the acquisition of the respective equity exposures. Bookings for the equity holdings taken for relationship and strategic reasons will be separated from the bookings for equity holdings taken for other reasons (including the reason of capital appreciation).

Gains or losses related to equity exposures are summarised below:

	2007 HK$'m	2006 HK$'m
Realised gains from sales or liquidations	1	7
Unrealised gains on revaluation recognised in reserves but not through profit or loss	27	–
Unrealised gains included in supplementary capital	18	–

4. Financial risk management (continued)

4.5 Capital Management (continued)

(c) Capital charge for credit, market and operational risks (continued)

(iii) Capital charge for operational risk

	2007 HK$'m
Capital charge for operational risk	3,131

The Group used STO approach for calculation of operational risk.

4.6 Fair values of financial assets and liabilities

Fair value estimates are made at a specific point in time based on relevant market information and information about various financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instrument as far as practicable.

Balances with banks and other financial institutions and Trade bills

The maturities of these financial assets and liabilities are within one year and the carrying value approximates fair value.

Advances to customers, banks and other financial institutions

Substantially all the advances to customers, banks and other financial institutions are on floating rate terms, bear interest at prevailing market interest rates and their carrying value approximates fair value.

Held-to-maturity securities

Fair value for held-to-maturity securities is based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics. Their carrying value approximates fair value.

Loans and receivables, Certificates of deposit issued and Debt securities in issue

A discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity and their carrying value approximates fair value.

Deposits from customers

Substantially all the deposits from customers mature within one year from balance sheet date and their carrying value approximates fair value.

5. Net interest income

	2007 HK$'m	2006 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**8,311**	6,915
Advances to customers	**20,803**	18,871
Listed investments	**2,593**	2,463
Unlisted investments	**13,698**	11,449
Others	**651**	573
	46,056	40,271
Interest expense		
Due to banks, customers and other financial institutions	**(25,787)**	(23,256)
Debt securities in issue	**(103)**	(112)
Others	**(771)**	(1,068)
	(26,661)	(24,436)
Net interest income	**19,395**	15,835

Included within interest income is HK$47 million (2006: HK$88 million) of interest with respect to income recognised on advances classified as impaired for the year ended 31 December 2007. Interest accrued on impaired investment in securities amounted to HK$1 million (2006: Nil).

Included within interest income and interest expense are HK$44,791 million (2006: HK$39,167 million) and HK$25,907 million (2006: HK$23,644 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

6. Net fees and commission income

	2007 HK$'m	2006 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**3,560**	1,383
– Bonds	**211**	105
Credit cards	**1,027**	807
Asset management	**683**	317
Bills commissions	**588**	537
Payment services	**464**	418
Loan commissions	**347**	273
Insurance	**153**	142
Trust services	**153**	118
Guarantees	**32**	44
Others		
– currency exchange	**184**	117
– safe deposit box	**182**	181
– RMB business	**137**	77
– information search	**42**	39
– correspondent banking	**37**	31
– low deposit balance accounts	**33**	42
– BOC cards	**28**	29
– postage and telegrams	**27**	28
– agency services	**20**	14
– dormant accounts	**20**	24
– sundries	**249**	259
	8,177	4,985
Fees and commission expenses	**(1,903)**	(1,268)
Net fees and commission income	**6,274**	3,717
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**403**	328
– Fees and commission expenses	**(58)**	(119)
	345	209
– trust and other fiduciary activities		
– Fees and commission income	**254**	183
– Fees and commission expenses	**(6)**	(4)
	248	179

7. Net trading income

	2007 HK$'m	2006 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**800**	1,113
– interest rate instruments	**30**	304
– equity instruments	**181**	72
– commodities	**2**	78
	1,013	1,567

Comparatives for the year ended 31 December 2006 have been reclassified as a result of excluding gains and losses related to financial instruments at fair value through profit or loss other than those held for trading, which are shown as net gain on financial instruments designated at fair value through profit or loss on the consolidated income statement on page 91.

8. Net loss on investments in securities

	2007 HK$'m	2006 HK$'m
Net loss from disposal of available-for-sale securities	**(55)**	(7)
Net gain from redemption of held-to-maturity securities	**2**	2
	(53)	(5)

9. Net insurance premium income

	2007 HK$'m	2006 HK$'m
Gross earned premiums	**8,435**	6,203
Less: Gross written premiums ceded to reinsurers	**(9)**	(8)
Net insurance premium income	**8,426**	6,195

10. Other operating income

	2007 HK$'m	2006 HK$'m
Dividend income from investments in securities		
– unlisted investments	**15**	21
Gross rental income from investment properties	**254**	213
Less: Outgoings in respect of investment properties	**(52)**	(56)
Others	**554**	156
	771	334

Included in the "Outgoings in respect of investment properties" is HK$3 million (2006: HK$9 million) of direct operating expenses related to investment properties that were not let during the year.

11. Net insurance benefits and claims

	2007 HK$'m	2006 HK$'m
Claims, benefits and surrenders paid	**1,360**	400
Movement in liabilities	**8,084**	6,256
Gross claims, benefits and surrenders paid and movement in liabilities	**9,444**	6,656
Less: Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(4)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**9,440**	6,655

12. Net (charge)/reversal of impairment allowances

	2007 HK$'m	2006 HK$'m
Advances to customers		
Individually assessed		
– new allowances	**(330)**	(647)
– releases	**299**	313
– recoveries	**1,311**	2,053
Net reversal of individually assessed loan impairment allowances (Note 27)	**1,280**	1,719
Collectively assessed		
– new allowances	**(625)**	(194)
– releases	**–**	203
– recoveries	**30**	62
Net (charge)/reversal of collectively assessed loan impairment allowances (Note 27)	**(595)**	71
Net reversal of loan impairment allowances	**685**	1,790
Available-for-sale securities		
Net charge of impairment losses on available-for-sale securities		
– Individually assessed	**(289)**	–
Held-to-maturity securities		
Net charge of impairment allowances on held-to-maturity securities		
– Individually assessed (Note 28)	**(1,844)**	–
Properties, plant and equipment		
Reversal of impairment losses on premises (Note 32)	**–**	8
Impairment losses on other fixed assets (Note 32)	**–**	(4)
	–	4
Net (charge)/reversal of impairment allowances	**(1,448)**	1,794

13. Operating expenses

	2007 HK$'m	2006 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**4,341**	3,714
– termination benefit	**14**	15
– pension cost	**301**	275
	4,656	4,004
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**347**	308
– information technology	**378**	344
– others	**233**	216
	958	868
Depreciation (Note 32)	**787**	671
Auditors' remuneration		
– audit services	**32**	29
– non-audit services	**5**	8
Other operating expenses	**1,335**	978
	7,773	6,558

14. Net gain from disposal of/fair value adjustments on investment properties

	2007 HK$'m	2006 HK$'m
Net gain on disposal of investment properties	**8**	31
Net gain on fair value adjustments on investment properties (Note 31)	**1,056**	574
	1,064	605

15. Net gain/(loss) from disposal/revaluation of properties, plant and equipment

	2007 HK$'m	2006 HK$'m
Net gain on disposal of premises	**23**	9
Net loss on disposal of other fixed assets	**(16)**	(24)
Net gain/(loss) on revaluation of premises (Note 32)	**19**	(1)
	26	(16)

16. Taxation

Taxation in the income statement represents:

	2007 HK$'m	2006 HK$'m
Hong Kong profits tax		
– current year taxation	**2,985**	2,632
– (over)/under-provision in prior years	**(29)**	3
Deferred tax charge (Note 39)	**252**	152
Hong Kong profits tax	**3,208**	2,787
Overseas taxation	**101**	68
	3,309	2,855

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2007 HK$'m	2006 HK$'m
Profit before taxation	**19,126**	17,139
Calculated at a taxation rate of 17.5% (2006: 17.5%)	**3,347**	2,999
Effect of different taxation rates in other countries	**5**	(10)
Income not subject to taxation	**(121)**	(223)
Expenses not deductible for taxation purposes	**107**	92
Tax losses not recognised	**1**	1
Utilisation of previously unrecognised tax losses	**(1)**	(7)
(Over)/Under-provision in prior years	**(29)**	3
Taxation charge	**3,309**	2,855
Effective tax rate	**17.3%**	16.7%

17. Profit attributable to equity holders of the Company

The profit of the Company for the year ended 31 December 2007 attributable to equity holders of the Company and dealt with in the financial statements of the Company amounted to HK$14,441 million (2006: HK$9,371 million).

18. Dividends

	2007		2006	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend paid	**0.428**	**4,525**	0.401	4,240
Proposed final dividend	**0.487**	**5,149**	0.447	4,726
	0.915	**9,674**	0.848	8,966

At a meeting held on 23 August 2007, the Board declared an interim dividend of HK$0.428 per ordinary share for the first half of 2007 amounting to approximately HK$4,525 million.

At a meeting held on 25 March 2008, the Board proposed to declare a final dividend of HK$0.487 per ordinary share for the year ended 31 December 2007 amounting to approximately HK$5,149 million. This declared final dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

19. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2007 of approximately HK$15,446 million (2006: HK$14,007 million) and on the ordinary shares in issue of 10,572,780,266 shares (2006: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2007 (2006: Nil).

20. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2007 amounted to approximately HK$261 million (2006: approximately HK$240 million), after a deduction of forfeited contributions of approximately HK$15 million (2006: approximately HK$19 million). For the MPF Scheme, the Group contributed approximately HK$28 million (2006: approximately HK$21 million) for the year ended 31 December 2007.

21. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the year 2007 (2006: Nil).

(b) *Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 31 December 2007 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2007	**8,459,100**	**3,980,450**	**1,446,000**	**13,885,550**	**8.5**
Transfer	**(1,446,000)**	**-**	**1,446,000**	**-**	**8.5**
Less: Share options exercised during the year	**(361,500)**	**(1,727,350)**	**(1,446,000)**	**(3,534,850)**	**8.5**
At 31 December 2007	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
Exercisable at 31 December 2007	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
At 1 January 2006	8,459,100	8,302,650	1,446,000	18,207,750	8.5
Less: Share options exercised during the year	-	(4,278,700)	-	(4,278,700)	8.5
Less: Share options lapsed during the year	-	(43,500)	-	(43,500)	8.5
At 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Exercisable at 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5

* Represented share options held by ex-directors of the Group.

21. Share option schemes (continued)

(b) *Pre-Listing Share Option Scheme (continued)*

Share options were exercised on a regular basis throughout the year, the weighted average share price during the year was HK$19.38 (2006: HK$16.50).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

22. Directors' and senior management's emoluments

(a) *Directors' emoluments*

Details of the emoluments paid to or receivable by the directors of the Company in respect of their services rendered for the Company and managing the subsidiaries within the Group during the year are as follows:

For the year 2007	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Contributions to pension schemes HK$'000	Bonus HK$'000	Total HK$'000
Executive Directors					
He Guangbei	100	5,326	-	3,000	8,426
Lee Raymond Wing Hung	259	3,044	112	1,339	4,754
Gao Yingxin	100	2,278	-	1,120	3,498
	459	10,648	112	5,459	16,678
Non-executive Directors					
Xiao Gang	-	-	-	-	-
Sun Changji	300	-	-	-	300
Hua Qingshan	137	-	-	-	137
Li Zaohang	250	-	-	-	250
Zhou Zaiqun	300	-	-	-	300
Zhang Yanling	250	-	-	-	250
Fung Victor Kwok King*	300	-	-	-	300
Koh Beng Seng*	350	-	-	-	350
Shan Weijian*	350	-	-	-	350
Tung Chee Chen*	300	-	-	-	300
Tung Savio Wai-Hok*	350	-	-	-	350
Yang Linda Tsao*	400	-	-	-	400
	3,287	-	-	-	3,287
	3,746	10,648	112	5,459	19,965

22. Directors' and senior management's emoluments (continued)

(a) Directors' emoluments (continued)

For the year 2006	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Bonus HK$'000	Total HK$'000
Executive Director				
He Guangbei	300	4,658	1,818	6,776
Non-executive Directors				
Xiao Gang	222	–	–	222
Sun Changji	300	–	–	300
Hua Qingshan	300	–	–	300
Li Zaohang	250	–	–	250
Zhou Zaiqun	300	–	–	300
Zhang Yanling	250	–	–	250
Fung Victor Kwok King*	300	–	–	300
Koh Beng Seng*	272	–	–	272
Shan Weijian*	350	–	–	350
Tung Chee Chen*	300	–	–	300
Tung Savio Wai-Hok*	350	–	–	350
Yang Linda Tsao*	400	–	–	400
	3,894	4,658	1,818	10,370

Note:

* Independent Non-executive Directors

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme as set out in Note 21(b). Full details of the scheme are stated in Note 21. During the year, certain options were exercised, but no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the income statement.

For the year ended 31 December 2007, one of the directors waived emoluments of HK$200,000 (2006: Nil).

22. Directors' and senior management's emoluments (continued)

(b) *Five highest paid individuals*

For the year ended 31 December 2007, one of the five highest paid individuals in the Group was appointed as an executive director, and together with the existing director, there are 2 (2006: 1) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 3 (2006: 4) individuals during the year are as follows:

	2007 HK$'m	2006 HK$'m
Basic salaries and allowances	**11**	13
Discretionary bonuses	**4**	6
Contributions to pension schemes	**1**	1
Amount paid as an inducement to join the Group	**4**	–
	20	**20**

Emoluments of individuals were within the following bands:

	Number of individuals	
	2007	2006
HK$3,500,001 – HK$4,000,000	**–**	1
HK$4,000,001 – HK$4,500,000	**–**	1
HK$5,500,001 – HK$6,000,000	**1**	1
HK$6,000,001 – HK$6,500,000	**–**	1
HK$6,500,001 – HK$7,000,000	**1**	–
HK$7,500,001 – HK$8,000,000	**1**	–

23. Cash and balances with banks and other financial institutions

	2007 HK$'m	2006 HK$'m
Cash	**3,334**	2,981
Balances with central banks	**30,627**	23,745
Balances with banks and other financial institutions	**6,139**	4,247
Placements with banks and other financial institutions maturing within one month	**118,965**	74,263
	159,065	105,236

24. Financial assets at fair value through profit or loss

	Trading securities		Financial assets designated at fair value through profit or loss		Total	
	2007 **HK$'m**	2006 HK$'m	**2007** **HK$'m**	2006 HK$'m	**2007** **HK$'m**	2006 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**190**	262	**895**	908	**1,085**	1,170
– Listed outside Hong Kong	**537**	3,683	**2,687**	2,185	**3,224**	5,868
	727	3,945	**3,582**	3,093	**4,309**	7,038
– Unlisted	**5,510**	6,409	**21,037**	12,955	**26,547**	19,364
	6,237	10,354	**24,619**	16,048	**30,856**	26,402
Equity securities						
– Listed in Hong Kong	**327**	19	**349**	262	**676**	281
– Unlisted	**94**	42	**2,814**	1,569	**2,908**	1,611
	421	61	**3,163**	1,831	**3,584**	1,892
Total	**6,658**	10,415	**27,782**	17,879	**34,440**	28,294

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	2007 **HK$'m**	2006 HK$'m
Sovereigns	**4,197**	4,073
Public sector entities	**1,333**	1,958
Banks and other financial institutions	**24,820**	20,020
Corporate entities	**4,090**	2,243
	34,440	28,294

Financial assets at fair value through profit or loss are analysed as follows:

	2007 **HK$'m**	2006 HK$'m
Treasury bills	**3,517**	3,616
Certificates of deposit held	**3,204**	2,722
Other financial assets at fair value through profit or loss	**27,719**	21,956
	34,440	28,294

25. Derivative financial instruments and hedge accounting

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

25. Derivative financial instruments and hedge accounting (continued)

(a) *Derivative financial instruments*

The Group trades derivative products (both exchange-traded or OTC) mainly for customer business. The Group strictly follows risk management policies in providing derivative products to our customers and in trading of derivative products in the interbank market.

Derivatives are also used to manage the interest rate risk of the banking book. A derivative instrument must be included in the approved product list before any transactions for that instrument can be made. There are limits to control the notional amount of exposure arising from derivative transactions, and the maximum tenor of the deal and management alert limit (MAL) in profit and loss is set. Every derivative transaction must be input into the relevant system for settlement, mark to market revaluation, reporting and control.

The following tables summarise the contract/notional amounts of each significant type of derivative financial instrument as at 31 December:

	2007			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting* HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	258,556	–	1,495	260,051
Swaps	156,554	–	–	156,554
Foreign currency option contracts				
– Options purchased	5,607	–	–	5,607
– Options written	5,875	–	–	5,875
	426,592	–	1,495	428,087
Interest rate contracts				
Futures	226	–	–	226
Swaps	36,714	6,708	3,253	46,675
Interest rate option contracts				
– Swaptions written	780	–	–	780
– Bond options written	780	–	–	780
	38,500	6,708	3,253	48,461
Bullion contracts	12,950	–	–	12,950
Equity contracts	5,378	–	–	5,378
Other contracts	172	–	–	172
Total	483,592	6,708	4,748	495,048

* Derivative transactions which do not qualify as hedges for accounting purposes but are managed in conjunction with the financial instruments designated at fair value through profit or loss are separately disclosed in compliance with the requirements set out in the Banking (Disclosure) Rules.

25. Derivative financial instruments and hedge accounting (continued)

(a) Derivative financial instruments (continued)

	2006			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	147,240	–	–	147,240
Swaps	171,471	–	–	171,471
Foreign currency option contracts				
– Options purchased	1,479	–	–	1,479
– Options written	3,102	–	–	3,102
	323,292	–	–	323,292
Interest rate contracts				
Futures	89	–	–	89
Swaps	28,319	467	4,240	33,026
Interest rate option contracts				
– Swaptions written	31	–	–	31
– Bond options written	311	–	–	311
	28,750	467	4,240	33,457
Bullion contracts	7,330	–	–	7,330
Equity contracts	954	–	–	954
Other contracts	201	–	–	201
Total	360,527	467	4,240	365,234

25. Derivative financial instruments and hedge accounting (continued)

(a) *Derivative financial instruments (continued)*

The following tables summarise the fair values of each class of derivative financial instrument as at 31 December:

	2007							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	12,588	-	-	12,588	(7,822)	-	(10)	(7,832)
Swaps	269	-	-	269	(634)	-	-	(634)
Foreign currency option contracts								
– Options purchased	48	-	-	48	-	-	-	-
– Options written	-	-	-	-	(51)	-	-	(51)
	12,905	-	-	12,905	(8,507)	-	(10)	(8,517)
Interest rate contracts								
Swaps	492	10	23	525	(885)	(124)	(90)	(1,099)
Interest rate option contracts								
– Swaptions written	-	-	-	-	(17)	-	-	(17)
– Bond options written	-	-	-	-	(23)	-	-	(23)
	492	10	23	525	(925)	(124)	(90)	(1,139)
Bullion contracts	774	-	-	774	(1,110)	-	-	(1,110)
Equity contracts	273	-	-	273	(326)	-	-	(326)
Total	14,444	10	23	14,477	(10,868)	(124)	(100)	(11,092)

	2006							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	6,033	-	-	6,033	(2,529)	-	-	(2,529)
Swaps	775	-	-	775	(302)	-	-	(302)
Foreign currency option contracts								
– Options purchased	8	-	-	8	-	-	-	-
– Options written	-	-	-	-	(12)	-	-	(12)
	6,816	-	-	6,816	(2,843)	-	-	(2,843)
Interest rate contracts								
Swaps	313	7	34	354	(632)	(4)	(130)	(766)
Interest rate option contracts								
– Bond options written	-	-	-	-	(3)	-	-	(3)
	313	7	34	354	(635)	(4)	(130)	(769)
Bullion contracts	219	-	-	219	(438)	-	-	(438)
Equity contracts	4	-	-	4	(2)	-	-	(2)
Total	7,352	7	34	7,393	(3,918)	(4)	(130)	(4,052)

25. Derivative financial instruments and hedge accounting (continued)

(a) *Derivative financial instruments (continued)*

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	2007	2006
	HK$'m	HK$'m
Exchange rate contracts		
Forwards	**1,017**	23
Swaps	**492**	494
Foreign currency option contracts		
– Options purchased	**19**	8
Interest rate contracts		
Swaps	**104**	47
Bullion contracts	**63**	19
Equity contracts	**49**	16
	1,744	607

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. The comparative figures are computed in accordance with the Third Schedule of the Banking Ordinance. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 52% (2006: 61%) of the Group's transactions in derivative contracts are conducted with other financial institutions.

(b) *Hedge accounting*

The Group designated all derivatives held for hedging as fair value hedges.

The Group uses interest rate swaps to hedge against change in fair value of financial assets arising from movements in market rates.

Gains or losses on fair value hedges for the year are as follows:

	2007	2006
	HK$'m	HK$'m
Net gain/(loss) on		
– hedging instruments	**(125)**	8
– hedged items	**114**	(9)
	(11)	(1)

26. Advances and other accounts

	2007 HK$'m	2006 HK$'m
Personal loans and advances	**141,708**	129,376
Corporate loans and advances	**271,354**	217,714
Advances to customers	**413,062**	347,090
Loan impairment allowances		
– Individually assessed	**(381)**	(546)
– Collectively assessed	**(1,004)**	(557)
	411,677	345,987
Trade bills	**5,334**	3,128
Advances to banks and other financial institutions	**3,223**	3,743
Total	**420,234**	352,858

As at 31 December 2007, advances to customers included accrued interest on gross advances of HK$1,454 million (2006: HK$1,236 million).

27. Loan impairment allowances

	2007		
	Individual assessment		
	Personal HK$'m	Corporate HK$'m	Total HK$'m
At 1 January 2007	**117**	**429**	**546**
Credited to income statement (Note 12)	**(52)**	**(1,228)**	**(1,280)**
Loans written off during the year as uncollectible	**(27)**	**(145)**	**(172)**
Recoveries	**50**	**1,261**	**1,311**
Unwind of discount on allowance	**(6)**	**(18)**	**(24)**
At 31 December 2007	**82**	**299**	**381**

27. Loan impairment allowances (continued)

	2007		
	Collective assessment		
	Personal HK$'m	**Corporate HK$'m**	**Total HK$'m**
At 1 January 2007	**107**	**450**	**557**
Charged to income statement (Note 12)	**197**	**398**	**595**
Loans written off during the year as uncollectible	**(155)**	**–**	**(155)**
Recoveries	**30**	**–**	**30**
Unwind of discount on allowance	**(6)**	**(17)**	**(23)**
At 31 December 2007	**173**	**831**	**1,004**

	2006		
	Individual assessment		
	Personal HK$'m	Corporate HK$'m	Total HK$'m
At 1 January 2006	37	946	983
Charged/(Credited) to income statement (Note 12)	63	(1,782)	(1,719)
Loans written off during the year as uncollectible	(36)	(670)	(706)
Recoveries	56	1,997	2,053
Unwind of discount on allowance	(3)	(62)	(65)
At 31 December 2006	117	429	546

	2006		
	Collective assessment		
	Personal HK$'m	Corporate HK$'m	Total HK$'m
At 1 January 2006	233	498	731
Credited to income statement (Note 12)	(27)	(44)	(71)
Loans written off during the year as uncollectible	(142)	–	(142)
Recoveries	47	15	62
Unwind of discount on allowance	(4)	(19)	(23)
At 31 December 2006	107	450	557

28. Investment in securities

	2007 HK$'m	2006 HK$'m
The Group		
(a) Available-for-sale securities		
Debt securities		
– Listed in Hong Kong	**3,659**	4,800
– Listed outside Hong Kong	**18,455**	13,023
	22,114	17,823
– Unlisted	**77,959**	82,516
	100,073	100,339
Equity securities		
– Listed in Hong Kong	**4,135**	–
– Unlisted	**445**	50
	4,580	50
	104,653	100,389
(b) Held-to-maturity securities		
Listed, at amortised cost		
– in Hong Kong	**4,107**	3,935
– outside Hong Kong	**21,078**	24,629
	25,185	28,564
Unlisted, at amortised cost	**141,925**	137,024
	167,110	165,588
Impairment allowances	**(1,682)**	–
	165,428	165,588
(c) Loans and receivables		
Unlisted, at amortised cost	**31,102**	36,114
Total	**301,183**	302,091
Market value of listed held-to-maturity securities	**24,776**	28,029

28. Investment in securities (continued)

	2007 **HK$'m**	2006 HK$'m
The Company		
Available-for-sale securities		
Equity securities		
– Listed in Hong Kong	**4,135**	–

Investment in securities is analysed by type of issuer as follows:

	2007			
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
The Group				
Sovereigns	**13,402**	**1,814**	**–**	**15,216**
Public sector entities	**9,673**	**20,530**	**–**	**30,203**
Banks and other financial institutions	**47,989**	**108,547**	**31,102**	**187,638**
Corporate entities	**33,589**	**34,537**	**–**	**68,126**
	104,653	**165,428**	**31,102**	**301,183**

	2006			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
The Group				
Sovereigns	13,180	1,768	–	14,948
Public sector entities	6,933	21,166	–	28,099
Banks and other financial institutions	34,873	102,823	36,114	173,810
Corporate entities	45,403	39,831	–	85,234
	100,389	165,588	36,114	302,091

As at 31 December 2007, all of the available-for-sale securities held by the Company are issued by banks and other financial institutions (2006: Nil).

28. Investment in securities (continued)

The movements in investment in securities are summarised as follows:

	2007		
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**
The Group			
At 1 January 2007	**100,389**	**165,588**	**36,114**
Additions	**107,581**	**93,912**	**59,147**
Disposals, redemptions and maturity	**(104,590)**	**(94,989)**	**(65,713)**
Amortisation	**378**	**225**	**1,472**
Change in fair value	**(654)**	**–**	**–**
Impairment losses	**–**	**(1,844)**	**–**
Exchange differences	**1,549**	**2,536**	**82**
At 31 December 2007	**104,653**	**165,428**	**31,102**

	2006		
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m
The Group			
At 1 January 2006	52,243	178,521	13,080
Additions	107,789	55,135	80,872
Disposals, redemptions and maturity	(61,732)	(69,847)	(59,046)
Amortisation	855	(40)	1,109
Change in fair value	90	–	–
Exchange differences	1,144	1,819	99
At 31 December 2006	100,389	165,588	36,114

28. Investment in securities (continued)

	Available-for-sale securities	
	2007 **HK$'m**	2006 HK$'m
The Company		
At 1 January	–	–
Additions	**3,986**	–
Change in fair value	**149**	–
At 31 December	**4,135**	–

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		Held-to-maturity securities	
	2007 **HK$'m**	2006 HK$'m	**2007** **HK$'m**	2006 HK$'m
The Group				
Treasury bills	**9,396**	7,566	**200**	100
Certificates of deposit held	**7,466**	8,148	**11,988**	9,367
Others	**87,791**	84,675	**153,240**	156,121
	104,653	100,389	**165,428**	165,588

The movements in impairment allowances on held-to-maturity securities are summarised as follows:

	2007 **HK$'m**	2006 HK$'m
The Group		
At 1 January	–	–
Debited to income statement (Note 12)	**1,844**	–
Disposals	**(162)**	–
At 31 December	**1,682**	–

29. Investment in subsidiaries

	2007 HK$'m	2006 HK$'m
Unlisted shares, at cost	**53,764**	53,764

The particulars of all direct and indirect subsidiaries of the Company are set out in the Appendix of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2007:

Name	Country of incorporation & place of operation	Particulars of issued share capital	Interest held	Principal activities
Bank of China (Hong Kong) Limited	Hong Kong	43,042,840,858 ordinary shares of HK$1 each	*100%	Banking business
BOC Group Life Assurance Company Limited	Hong Kong	86,800,000 ordinary shares of HK$10 each	*51%	Life insurance business
Nanyang Commercial Bank, Limited	Hong Kong	6,000,000 ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong	3,000,000 ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong	4,800,000 ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong	250,000 ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

30. Interests in associates

	2007 HK$'m	2006 HK$'m
At 1 January	60	61
Investment cost addition	24	–
Share of result	4	6
Share of tax	(1)	(1)
Dividends received	(3)	(4)
Dissolution of an associate	(1)	–
Disposal of an associate	–	(2)
At 31 December	83	60

The Group's interests in its associates, all of which are unlisted, are as follows:

Name	CJM Insurance Brokers Limited		Joint Electronic Teller Services Limited		BOC Services Company Limited	
Place of incorporation	2007 and 2006 Hong Kong		2007 and 2006 Hong Kong		2007 PRC	
Particulars of issued share capital/ registered capital	6,000,000 ordinary shares of HK$1 each		100,238 ordinary shares of HK$100 each		Registered capital RMB50,000,000	
Principal activities	Insurance broker		Operation of a private inter-bank message switching network in respect of ATM services		Credit card back-end service support	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Assets	64,331	66,807	354,104	350,912	53,677	–
Liabilities	51,815	52,772	77,593	75,615	–	–
Revenues	10,330	11,214	70,033	70,921	–	–
Profit after taxation	1,481	2,866	33,649	32,586	–	–
	2007	2006	2007	2006	2007	2006
Interest held	33.33%	33.33%	19.96%	19.96%	45.00%	–

Trilease International Limited completed winding up procedures on 7 April 2007.

BOC Services Company Limited was established in Beijing in November 2007.

31. Investment properties

	2007 HK$'m	2006 HK$'m
At 1 January	**7,481**	7,626
Disposals	**(200)**	(529)
Fair value gains (Note 14)	**1,056**	574
Reclassification to properties, plant and equipment (Note 32)	**(279)**	(190)
At 31 December	**8,058**	7,481

As at 31 December 2007, investment properties are included in the consolidated balance sheet at valuation carried out at 31 December 2007 on the basis of their fair value by an independent firm of chartered surveyors, Savills Valuation and Professional Services Limited.

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2007 HK$'m	2006 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**7,251**	6,687
On medium-term lease (10 – 50 years)	**528**	545
On short-term lease (less than 10 years)	**48**	40
Held outside Hong Kong		
On long-term lease (over 50 years)	**3**	4
On medium-term lease (10 – 50 years)	**224**	201
On short-term lease (less than 10 years)	**4**	4
	8,058	7,481

32. Properties, plant and equipment

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2007	**17,906**	–	**1,834**	**19,740**
Additions	–	–	**1,147**	**1,147**
Disposals	**(16)**	–	**(17)**	**(33)**
Revaluation	**2,946**	–	–	**2,946**
Depreciation for the year (Note 13)	**(332)**	–	**(455)**	**(787)**
Reclassification from investment properties (Note 31)	**279**	–	–	**279**
Exchange adjustments	–	–	**1**	**1**
Net book value at 31 December 2007	**20,783**	–	**2,510**	**23,293**
At 31 December 2007				
Cost or valuation	**20,783**	–	**5,642**	**26,425**
Accumulated depreciation and impairment	–	–	**(3,132)**	**(3,132)**
Net book value at 31 December 2007	**20,783**	–	**2,510**	**23,293**
Net book value at 1 January 2006	16,989	11	1,491	18,491
Additions	–	–	736	736
Disposals	(186)	(7)	(25)	(218)
Revaluation	1,208	–	–	1,208
Depreciation for the year (Note 13)	(303)	–	(368)	(671)
Reclassification from investment properties (Note 31)	190	–	–	190
Reversal of/(provision for) impairment losses (Note 12)	8	(4)	–	4
Net book value at 31 December 2006	17,906	–	1,834	19,740
At 31 December 2006				
Cost or valuation	17,906	–	4,658	22,564
Accumulated depreciation and impairment	–	–	(2,824)	(2,824)
Net book value at 31 December 2006	17,906	–	1,834	19,740
The analysis of cost or valuation of the above assets is as follows:				
At 31 December 2007				
At cost	–	–	**5,642**	**5,642**
At valuation	**20,783**	–	–	**20,783**
	20,783	–	**5,642**	**26,425**
At 31 December 2006				
At cost	–	–	4,658	4,658
At valuation	17,906	–	–	17,906
	17,906	–	4,658	22,564

32. Properties, plant and equipment (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2007 HK$'m	2006 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	12,955	11,224
On medium-term lease (10 – 50 years)	7,584	6,452
Held outside Hong Kong		
On long-term lease (over 50 years)	57	54
On medium-term lease (10 – 50 years)	170	160
On short-term lease (less than 10 years)	17	16
	20,783	17,906

As at 31 December 2007, premises are included in the consolidated balance sheet at valuation carried out at 31 December 2007 on the basis of their fair value by an independent firm of chartered surveyors, Savills Valuation and Professional Services Limited.

As a result of the above-mentioned revaluations, changes in value of the Group's premises were recognised in the Group's premises revaluation reserve, the income statement and minority interests respectively as follows:

	2007 HK$'m	2006 HK$'m
Increase in valuation credited to premises revaluation reserve	2,910	1,209
Increase/(decrease) in valuation credited to income statement (Note 15)	19	(1)
Increase in valuation credited to minority interests	17	–
	2,946	1,208

As at 31 December 2007, the net book value of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses was HK$6,072 million (2006: HK$5,750 million).

33. Other assets

	2007 HK$'m	2006 HK$'m
Repossessed assets	76	201
Precious metals	1,741	1,534
Accounts receivable and prepayments	19,040	12,873
	20,857	14,608

34. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

35. Financial liabilities at fair value through profit or loss

	2007 HK$'m	2006 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 38)	**3,492**	3,544
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 36)	**5,959**	9,085
– Certificates of deposit issued	**1,954**	2,498
	7,913	11,583
	11,405	15,127

The amount of change in their fair values, during the year and cumulatively, attributable to changes in credit risk is insignificant. The carrying amount of financial liabilities designated at fair value through profit or loss as at 31 December 2007 is less than the amount that the Group would be contractually required to pay at maturity to the holder by HK$44 million (2006: HK$96 million).

36. Deposits from customers

	2007 HK$'m	2006 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**793,606**	694,691
Structured deposits reported as financial liabilities at fair value through profit or loss (Note 35)	**5,959**	9,085
	799,565	703,776
Analysed by:		
Demand deposits and current accounts		
– corporate customers	**32,645**	24,624
– individual customers	**7,854**	6,355
	40,499	30,979
Savings deposits		
– corporate customers	**76,668**	67,806
– individual customers	**209,985**	188,847
	286,653	256,653
Time, call and notice deposits		
– corporate customers	**172,342**	114,039
– individual customers	**300,071**	302,105
	472,413	416,144
	799,565	703,776

37. Other accounts and provisions

	2007 HK$'m	2006 HK$'m
Other accounts payable	33,335	25,895
Provisions	9	6
	33,344	25,901

38. Assets pledged as security

As at 31 December 2007, liabilities of the Group amounting to HK$3,492 million (2006: HK$3,544 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$3,836 million (2006: HK$3,564 million) included in "Trading securities" and "Available-for-sale securities".

39. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income Taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

	2007					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	401	3,155	(71)	(89)	(74)	3,322
Charged/(credited) to income statement (Note 16)	132	143	56	(80)	1	252
Charged/(credited) to equity and minority interests	–	479	–	–	(109)	370
At 31 December 2007	533	3,777	(15)	(169)	(182)	3,944

	2006					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2006	357	2,941	(72)	(127)	(112)	2,987
Charged to income statement (Note 16)	44	49	1	38	20	152
Charged to equity	–	165	–	–	18	183
At 31 December 2006	401	3,155	(71)	(89)	(74)	3,322

39. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2007 HK$'m	2006 HK$'m
Deferred tax assets	**(23)**	(69)
Deferred tax liabilities	**3,967**	3,391
	3,944	3,322

	2007 HK$'m	2006 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(23)**	(69)
Deferred tax liabilities to be settled after more than twelve months	**4,115**	3,434
	4,092	3,365

The deferred tax charged/(credited) to equity during the year is as follows:

	2007 HK$'m	2006 HK$'m
Fair value reserves in shareholders' equity:		
– premises	**476**	165
– available-for-sale securities	**(109)**	18
– minority interests	**3**	–
	370	183

40. Insurance contract liabilities

	2007 HK$'m	2006 HK$'m
Gross and net		
At 1 January	**14,239**	7,968
Benefits paid	**(881)**	(235)
Claims incurred and movement in liabilities	**9,139**	6,506
At 31 December	**22,497**	14,239

41. Share capital

	2007 HK$'m	2006 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5 each	**52,864**	52,864

42. Reserves

The Group's and the Company's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity and statement of changes in equity respectively on pages 94 to 96 of the financial statements.

43. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow before taxation

	2007 HK$'m	2006 HK$'m
Operating profit	**18,033**	16,545
Depreciation	**787**	671
Net charge/(reversal) of impairment allowances	**1,448**	(1,794)
Unwind of discount on impairment	**(47)**	(88)
Advances written off net of recoveries	**1,014**	1,267
Change in cash and balances with banks and other financial institutions with original maturity over three months	**(27,873)**	11,878
Change in placements with banks and other financial institutions with original maturity over three months	**(2,613)**	(12,977)
Change in financial assets at fair value through profit or loss	**(5,297)**	(7,771)
Change in derivative financial instruments	**(44)**	(2,350)
Change in advances and other accounts	**(67,658)**	(13,844)
Change in investment in securities	**1,053**	(54,358)
Change in other assets	**(6,317)**	(6,844)
Change in deposits and balances of banks and other financial institutions	**11,565**	8,379
Change in financial liabilities at fair value through profit or loss	**(3,722)**	3,374
Change in deposits from customers	**98,915**	62,033
Change in certificates of deposit issued at amortised cost	**–**	(136)
Change in debt securities in issue at amortised cost	**2,089**	–
Change in other accounts and provisions	**7,443**	10,549
Change in insurance contract liabilities	**8,258**	6,271
Exchange difference	**13**	4
Operating cash inflow before taxation	**37,047**	20,809
Cash flows from operating activities included:		
– Interest received	**44,927**	39,585
– Interest paid	**27,023**	23,660
– Dividend received	**15**	21

43. Notes to consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	2007 HK$'m	2006 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**126,019**	100,063
Placements with banks and other financial institutions with original maturity within three months	**13,939**	19,771
Treasury bills with original maturity within three months	**10,244**	6,782
Certificates of deposit held with original maturity within three months	**1,868**	1,641
	152,070	128,257

44. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	2007 HK$'m	2006 HK$'m
Direct credit substitutes	**2,120**	1,285
Transaction-related contingencies	**7,075**	7,150
Trade-related contingencies	**29,081**	20,942
Commitments that are unconditionally cancellable without prior notice	**50,034**	–
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	**–**	113,059
– up to one year	**84,804**	–
– over one year	**58,189**	45,345
	231,303	187,781
Credit risk weighted amount	**47,356**	30,076

The calculation basis of credit risk weighted amount has been set out in Note 25 to the financial statements. The 2006 comparative figures are computed in accordance with the Third Schedule of the Banking Ordinance.

45. Capital commitments

The Group has the following outstanding capital commitments not provided for in the financial statements:

	2007 HK$'m	2006 HK$'m
Authorised and contracted for but not provided for	**165**	162
Authorised but not contracted for	**1**	5
	166	167

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

46. Operating lease commitments

(a) *The Group as lessee*

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	2007 HK$'m	2006 HK$'m
Land and buildings		
– not later than one year	**321**	280
– later than one year but not later than five years	**297**	273
– later than five years	**–**	1
	618	554
Computer equipment		
– not later than one year	**–**	1

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

46. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	2007 HK$'m	2006 HK$'m
Land and buildings		
– not later than one year	**251**	216
– later than one year but not later than five years	**215**	219
	466	435

The Group leases its investment properties (Note 31) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases includes contingent rentals.

47. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

48. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Information about four business segments is provided in segmental reporting. They are Personal Banking, Corporate Banking, Treasury and Insurance.

Both Personal Banking and Corporate Banking segments provide general banking services. Personal Banking serves individual customers while Corporate Banking deals with non individual customers. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

48. Segmental reporting (continued)

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

	2007							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
- external	(8,552)	5,067	22,015	788	77	19,395	-	19,395
- inter-segment	16,696	672	(16,146)	-	(1,222)	-	-	-
	8,144	5,739	5,869	788	(1,145)	19,395	-	19,395
Net fees and commission income/(expenses)	4,983	1,778	47	(307)	(116)	6,385	(111)	6,274
Net trading income	538	151	236	-	87	1,012	1	1,013
Net (loss)/gain on financial instruments designated at fair value through profit or loss	-	-	(25)	893	-	868	-	868
Net loss on investments in securities	-	-	(53)	-	-	(53)	-	(53)
Net insurance premium income	-	-	-	8,429	-	8,429	(3)	8,426
Other operating income	410	1	1	15	1,688	2,115	(1,344)	771
Total operating income	14,075	7,669	6,075	9,818	514	38,151	(1,457)	36,694
Net insurance benefits and claims	-	-	-	(9,440)	-	(9,440)	-	(9,440)
Net operating income before impairment allowances	14,075	7,669	6,075	378	514	28,711	(1,457)	27,254
Net (charge)/reversal of impairment allowances	(112)	797	(2,133)	-	-	(1,448)	-	(1,448)
Net operating income	13,963	8,466	3,942	378	514	27,263	(1,457)	25,806
Operating expenses	(5,829)	(1,940)	(627)	(117)	(717)	(9,230)	1,457	(7,773)
Operating profit/(loss)	8,134	6,526	3,315	261	(203)	18,033	-	18,033
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	1,064	1,064	-	1,064
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	(5)	-	-	-	31	26	-	26
Share of profits less losses of associates	-	-	-	-	3	3	-	3
Profit before taxation	8,129	6,526	3,315	261	895	19,126	-	19,126
Assets								
Segment assets	162,634	281,680	566,661	24,545	37,567	1,073,087	(5,771)	1,067,316
Interests in associates	-	-	-	-	83	83	-	83
Unallocated corporate assets	-	-	-	-	238	238	-	238
	162,634	281,680	566,661	24,545	37,888	1,073,408	(5,771)	1,067,637
Liabilities								
Segment liabilities	545,397	284,353	116,095	23,182	2,539	971,566	(5,771)	965,795
Unallocated corporate liabilities	-	-	-	-	6,784	6,784	-	6,784
	545,397	284,353	116,095	23,182	9,323	978,350	(5,771)	972,579
Other information								
Additions of properties, plant and equipment	14	8	-	2	1,123	1,147	-	1,147
Depreciation	234	90	56	2	405	787	-	787
Amortisation of securities	-	-	2,075	-	-	2,075	-	2,075

48. Segmental reporting (continued)

	2006							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(8,386)	4,797	18,870	473	81	15,835	–	15,835
– inter-segment	15,389	212	(14,464)	–	(1,137)	–	–	–
	7,003	5,009	4,406	473	(1,056)	15,835	–	15,835
Net fees and commission income/(expenses)	2,413	1,530	(5)	(206)	44	3,776	(59)	3,717
Net trading income	588	120	858	–	–	1,566	1	1,567
Net (loss)/gain on financial instruments designated at fair value through profit or loss	–	–	(99)	420	–	321	–	321
Net (loss)/gain on investments in securities	–	–	(11)	–	6	(5)	–	(5)
Net insurance premium income	–	–	–	6,198	–	6,198	(3)	6,195
Other operating income	48	37	–	9	1,416	1,510	(1,176)	334
Total operating income	10,052	6,696	5,149	6,894	410	29,201	(1,237)	27,964
Net insurance benefits and claims	–	–	–	(6,655)	–	(6,655)	–	(6,655)
Net operating income before impairment allowances	10,052	6,696	5,149	239	410	22,546	(1,237)	21,309
Net (charge)/reversal of impairment allowances	(37)	1,827	–	–	4	1,794	–	1,794
Net operating income	10,015	8,523	5,149	239	414	24,340	(1,237)	23,103
Operating expenses	(4,853)	(1,653)	(521)	(65)	(703)	(7,795)	1,237	(6,558)
Operating profit/(loss)	5,162	6,870	4,628	174	(289)	16,545	–	16,545
Net gain from disposal of/fair value adjustments on investment properties	–	–	–	–	605	605	–	605
Net (loss)/gain from disposal/ revaluation of properties, plant and equipment	(18)	(3)	(2)	–	7	(16)	–	(16)
Share of profits less losses of associates	–	–	–	–	5	5	–	5
Profit before taxation	5,144	6,867	4,626	174	328	17,139	–	17,139
Assets								
Segment assets	144,828	227,527	517,200	15,804	26,889	932,248	(3,576)	928,672
Interests in associates	–	–	–	–	60	60	–	60
Unallocated corporate assets	–	–	–	–	221	221	–	221
	144,828	227,527	517,200	15,804	27,170	932,529	(3,576)	928,953
Liabilities								
Segment liabilities	516,848	209,363	98,532	14,649	173	839,565	(3,576)	835,989
Unallocated corporate liabilities	–	–	–	–	6,324	6,324	–	6,324
	516,848	209,363	98,532	14,649	6,497	845,889	(3,576)	842,313
Other information								
Additions of properties, plant and equipment	–	–	–	–	736	736	–	736
Depreciation	178	78	46	1	368	671	–	671
Amortisation of securities	–	–	1,924	–	–	1,924	–	1,924

49. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

	2007 HK$'m	2006 HK$'m
Aggregate amount of relevant loans outstanding at year end	**622**	184
Maximum aggregate amount of relevant loans outstanding during the year	**839**	347

50. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

The Group provides loans and credit facilities to related parties in the normal course of business. Such transactions are conducted with terms that are no more favourable than those contracted with third party customers of the Group.

Transactions with related parties, which the Group entered into during the year are summarised as follows:

(a) *Advances to third parties guaranteed by BOC group companies*

As at 31 December 2007, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$3,693 million (2006: HK$2,522 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

		2007		
	Notes	**Immediate and intermediate holding companies HK$'m**	**Associates HK$'m**	**Other related parties[1] HK$'m**
Income statement items:				
Interest income	(i)	**596**	**-**	**25**
Interest expense	(ii)	**(442)**	**(3)**	**(332)**
(Insurance premium paid)/ insurance commission received (net)	(iii)	**-**	**(2)**	**28**
Administrative services fees received/receivable	(iv)	**33**	**-**	**43**
Rental fees received/receivable	(iv)	**-**	**-**	**29**
Credit card commission paid/ payable (net)	(v)	**(96)**	**-**	**(3)**
Securities brokerage commission paid/payable (net)	(v)	**-**	**-**	**(496)**
Rental, property management and letting agency fees paid/payable	(v)	**-**	**-**	**(82)**
Funds selling commission received	(vi)	**-**	**-**	**224**
Correspondent banking fee received	(vii)	**14**	**-**	**-**
Loans services fees received		**-**	**-**	**2**
Net trading gains/(losses)		**11**	**-**	**(96)**

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		2006		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	602	–	19
Interest expense	(ii)	(679)	(4)	(234)
(Insurance premium paid)/ insurance commission received (net)	(iii)	–	(2)	31
Administrative services fees received/receivable	(iv)	33	–	21
Rental fees received/receivable	(iv)	–	–	17
Credit card commission paid/ payable (net)	(v)	(82)	–	(2)
Securities brokerage commission paid/payable (net)	(v)	–	–	(177)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(79)
Funds selling commission received	(vi)	–	–	54
Correspondent banking fee received	(vii)	10	–	–
Loans services fees received		–	–	9
Net trading gains/(losses)		68	–	(174)

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	22,854	–	30
Placements with banks and other financial institutions maturing between one and twelve months	(i)	8,917	–	–
Financial assets at fair value through profit or loss		438	–	2,097
Derivative financial instruments assets	(viii)	30	–	3
Advances and other accounts	(i)	21	–	–
Investment in securities		347	–	–
Other assets	(ix)	64	–	5,154
Deposits and balances of banks and other financial institutions	(ii)	15,478	–	680
Deposits from customers	(ii)	74	85	7,158
Derivative financial instruments liabilities	(viii)	14	–	23
Other accounts and provisions	(ix)	100	–	5,538
Off-balance sheet items:				
Contingent liabilities and commitments	(x)	2,248	–	3,722

50. Significant related party transactions (continued)

(b) *Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

		2006		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	8,027	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	5,272	–	102
Financial assets at fair value through profit or loss		1	–	1,706
Derivative financial instruments assets	(viii)	15	–	–
Advances and other accounts	(i)	64	–	–
Other assets	(ix)	54	–	4,163
Deposits and balances of banks and other financial institutions	(ii)	20,722	–	1,390
Deposits from customers	(ii)	157	77	6,417
Derivative financial instruments liabilities	(viii)	13	–	–
Other accounts and provisions	(ix)	88	–	3,853
Off-balance sheet items:				
Contingent liabilities and commitments	(x)	2,836	–	722

[1] Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC group companies at the relevant market rates at the time of the transactions.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC group companies. The Group also pays rental fees to BOC group companies. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

50. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes: (continued)

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC group companies. As at 31 December 2007 the aggregate notional amount of such derivative transactions amounted to HK$13,219 million (2006: HK$15,918 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$33 million (2006: HK$15 million) and HK$37 million (2006: HK$13 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC group companies. The amounts mainly represent the account receivables from and payables to a subsidiary of BOC in relation to dealing in securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(x) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms.

(c) Key management personnel

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and senior management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior years, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the year ended 31 December 2007 and 31 December 2006 is detailed as follows:

	2007 HK$'m	2006 HK$'m
Salaries and other short-term employee benefits	**43**	34
Post-employment benefits	**1**	1
	44	35

50. Significant related party transactions (continued)

(d) Transactions with Ministry of Finance and The People's Bank of China

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the year end, and the related income and expenses for the year are as follows:

	2007		2006	
	Interest income/ (expense) HK$'m	**Outstanding balance at end of the year HK$'m**	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m
Advances to customers/banks and other financial institutions	**8**	**120**	10	164
Treasury bonds	**62**	**1,600**	87	1,578
Due from banks and other financial institutions	**262**	**29,405**	226	23,693
Due to banks and other financial institutions	**(1)**	**1**	–	–

(e) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the year ended 31 December 2007 (2006: Nil).

50. Significant related party transactions (continued)

(e) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the year end, and the related income and expenses for the year are as follows:

	2007		2006	
	Interest income/ (expense) HK$'m	**Outstanding balance at end of the year HK$'m**	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m
Advances to customers/banks and other financial institutions	**–**	**23**	–	29
Investment in securities	**89**	**2,433**	66	1,270
Financial assets at fair value through profit or loss	**–**	**9**	–	25
Due from banks and other financial institutions	**85**	**1,443**	35	854
Due to banks and other financial institutions	**(21)**	**2,417**	(1)	77

(f) Transactions with other state-controlled entities

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

50. Significant related party transactions (continued)

(f) *Transactions with other state-controlled entities (continued)*

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the year and therefore are not disclosed.

Details of other transactions and balances with state-controlled entities conducted in the ordinary course of business are set forth below:

(i) Financial assets/financial liabilities

	2007		2006	
	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m	Interest income/ (expense) HK$'m	Outstanding balance at end of the year HK$'m
Advances to customers/ banks and other financial institutions (Gross)	1,899	39,828	1,697	32,248
Individually assessed loan impairment allowances	–	28	–	88
Investment in securities	323	7,158	349	7,640
Financial assets at fair value through profit or loss	31	1,219	14	377
Due from banks and other financial institutions	452	6,970	270	4,746
Due to banks and other financial institutions	(286)	18,667	(195)	10,949
Deposits from customers	(1,163)	29,927	(1,406)	26,613

(ii) Contingent liabilities and commitments (including guarantees)

	2007 HK$'m	2006 HK$'m
Contingent liabilities and commitments (including guarantees)	36,145	26,273

(iii) Outstanding derivative transactions (notional amount)

	2007 HK$'m	2006 HK$'m
Outstanding derivative transactions (notional amount)	1,686	618

51. Liquidity ratio

	2007	2006
Average liquidity ratio	50.92%	50.46%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

52. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the basis of delta-weighted positions of all foreign exchange options contracts.

	2007							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	327,003	2,019	15,739	27,376	6,028	44,929	7,364	430,458
Spot liabilities	(224,622)	(4,764)	(9,215)	(24,055)	(12,951)	(44,055)	(19,615)	(339,277)
Forward purchases	159,983	22,718	25,775	22,051	25,907	26,760	43,162	326,356
Forward sales	(257,677)	(20,215)	(32,238)	(25,426)	(18,858)	(26,322)	(30,823)	(411,559)
Net options position	107	(16)	(17)	22	(5)	-	(9)	82
Net long/(short) position	4,794	(258)	44	(32)	121	1,312	79	6,060
Net structural position	84	-	-	-	-	459	-	543

	2006							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	280,010	2,538	12,922	22,642	6,150	28,521	7,357	360,140
Spot liabilities	(189,454)	(4,346)	(7,485)	(18,126)	(12,217)	(27,729)	(18,185)	(277,542)
Forward purchases	126,163	12,131	15,728	8,009	26,833	1,173	39,626	229,663
Forward sales	(211,509)	(10,313)	(21,195)	(12,533)	(20,786)	(1,098)	(28,627)	(306,061)
Net options position	1,340	(12)	19	(24)	(14)	-	6	1,315
Net long/(short) position	6,550	(2)	(11)	(32)	(34)	867	177	7,515
Net structural position	83	-	-	-	-	309	-	392

53. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks HK$'m	**Public sector entities HK$'m**	**Others HK$'m**	**Total HK$'m**
At 31 December 2007				
Asia, other than Hong Kong				
– Mainland China	**56,017**	**30,926**	**29,699**	**116,642**
– Others	**75,767**	**469**	**19,585**	**95,821**
	131,784	**31,395**	**49,284**	**212,463**
North America				
– United States	**9,726**	**27,179**	**78,144**	**115,049**
– Others	**18,081**	**95**	**68**	**18,244**
	27,807	**27,274**	**78,212**	**133,293**
Western Europe				
– Germany	**42,651**	**–**	**2,331**	**44,982**
– Others	**155,136**	**3**	**11,827**	**166,966**
	197,787	**3**	**14,158**	**211,948**
Total	**357,378**	**58,672**	**141,654**	**557,704**

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2006				
Asia, other than Hong Kong				
– Mainland China	37,202	25,052	18,486	80,740
– Others	67,088	569	16,710	84,367
	104,290	25,621	35,196	165,107
North America				
– United States	8,923	25,232	74,712	108,867
– Others	12,391	101	133	12,625
	21,314	25,333	74,845	121,492
Western Europe				
– Germany	38,204	–	3,620	41,824
– Others	149,973	133	16,819	166,925
	188,177	133	20,439	208,749
Total	313,781	51,087	130,480	495,348

54. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures in Mainland China to non-bank counterparties at 31 December are summarised as follows:

	2007			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**60,275**	**44,693**	**104,968**	**23**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**23,142**	**17,535**	**40,677**	**13**
Other non-bank Mainland China exposures	**10,133**	**8,261**	**18,394**	**8**
	93,550	**70,489**	**164,039**	**44**

	2006			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	46,516	32,102	78,618	183
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	15,998	10,830	26,828	16
Other non-bank Mainland China exposures	9,943	4,941	14,884	18
	72,457	47,873	120,330	217

55. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

56. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

57. Approval of financial statements

The financial statements were approved and authorised for issue by the Board of Directors on 25 March 2008.

1. Connected transactions

In 2007, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions for the purposes of the Listing Rules. Central SAFE is the ultimate controlling shareholder of the Company, with the stated purpose of exercising the rights of an equity investor on behalf of the PRC Government and not to have any commercial operations. For the purposes of this report, therefore, Central SAFE and her associates has not been treated as connected persons to the Company.

The transactions fell into the following two categories:

1. de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14A.33 of the Listing Rules;

2. certain regular banking transactions entered into on a continual basis throughout the year. On 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimus threshold and set out caps in respect of such transactions for the three years 2005-2007. These transactions were conducted in the ordinary course of its business and on normal commercial terms. On 11 April 2006 the Company has announced its intention to revise the caps for Inter-bank Capital Markets transactions, and has got the approval from the independent shareholders. On 28 August 2007 the Company has announced again to revise the caps for Securities transactions. Details of these continuing connected transactions are set out below and are described in the announcements which may be viewed at the Company's website.

Type of Transaction	2007 Cap HK$'m	2007 Actual Amount HK$'m
Securities Transactions	1,100	511
Fund Distribution Transactions	250	223
Credit Card Services	290	96
Information Technology Services	140	66
Property Transactions	160	112
Bank-note Delivery	120	69
Insurance Agency	530	386
Provision of Insurance Cover	130	70
Foreign Exchange Transactions	550	18
Trading of Interests in Loans	18,500	1,347
Inter-bank Capital Markets	18,000	1,848

2. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the consolidated financial statements. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs. Comparative figures to the below reconciliation which presented under previous PRC GAAP in the prior year are restated accordingly.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC(BVI)
approximately 66%
The Company

2. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reported to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

(a) Re-measurement of carrying value of treasury products

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) Restatement of carrying value of bank premises

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

2. Reconciliation between HKFRSs vs IFRS/CAS (continued)

(c) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in future years.

Profit after tax/Net assets reconciliation

HKFRSs Vs IFRS/CAS

	Profit after tax		Net assets	
	2007 HK$'m	2006 HK$'m	**2007 HK$'m**	2006 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**15,817**	14,284	**95,058**	86,640
Add: IFRS/CAS adjustments				
Re-measurement of carrying value of treasury products	**(146)**	(226)	**1**	44
Restatement of carrying value of bank premises	**125**	164	**(9,990)**	(7,295)
Deferred tax adjustments	**(3)**	28	**1,692**	1,230
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS/CAS	**15,793**	14,250	**86,761**	80,619

Note. CAS 2006 figures have been restated.

SUBSIDIARIES OF THE COMPANY

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding

SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (China) Limited	PRC 14 December 2007	Registered capital RMB2,500,000,000	100.00%	Banking business
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services

SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/registered capital	Percentage of attributable equity interest	Principal activities
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Champion Leader International Limited completed winding up procedures on 8 April 2007.

Excellent Way Properties Limited completed winding up procedures on 12 May 2007.

Remarks:
Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	The Audit Committee
"ADR"	American Depositary Receipt
"ADS(s)"	American Depositary Share(s)
"ALCO"	The Asset and Liability Management Committee
"ATM"	Automated Teller Machine
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOCHK" or "the Bank"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHK Charitable Foundation"	Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOC International Holdings Limited, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CCO"	Chief Credit Officer
"CE"	Chief Executive
"CRO"	Chief Risk Officer
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"ECAI(s)"	External Credit Assessment Institution(s)
"ESPD"	The Economics & Strategic Planning Department
"Fitch"	Fitch Ratings
"GDP"	Gross Domestic Product

Terms	Meanings
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Moody's"	Moody's Investors Service
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"Nanyang (China)"	Nanyang Commercial Bank (China) Limited, a company incorporated under the laws of the PRC and a wholly owned subsidiary of Nanyang
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"QDII(s)"	Qualified Domestic Institutional Investor(s)
"QFII"	Qualified Foreign Institutional Investor
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME(s)"	Small and medium-sized enterprise(s)
"STC approach"	Standardised (Credit Risk) Approach
"STM approach"	Standardised (Market Risk) Approach
"STO approach"	Standardised (Operational Risk) Approach
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Standard & Poor's"	Standard & Poor's Ratings Services
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"TD"	The Treasury Department
"UK"	United Kingdom
"US" or "USA"	the United States of America
"VAR"	Value at Risk

Bank of China (Hong Kong) – Branch Network
Hong Kong Island

Central & Western District		
Bank of China Tower Branch	1 Garden Road, Hong Kong	2826 6888
Sheung Wan Branch	252 Des Voeux Road Central, Hong Kong	2541 1601
Queen's Road West (Sheung Wan) Branch	2-12 Queen's Road West, Sheung Wan, Hong Kong	2815 6888
Connaught Road Central Branch	13-14 Connaught Road Central, Hong Kong	2841 0410
Central District Branch	2A Des Voeux Road Central, Hong Kong	2160 8888
Central District (Wing On House) Branch	71 Des Voeux Road Central, Hong Kong	2843 6111
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui, Hong Kong	2819 7277
Western District Branch	386-388 Des Voeux Road West, Hong Kong	2549 9828
Queen's Road Central Branch	81-83 Queen's Road Central, Hong Kong	2588 1288
Bonham Road Branch	63 Bonham Road, Hong Kong	2517 7066
IFC Wealth Management Centre	Shop 3001, Level 3, IFC Mall, 1 Harbour View Street, Central, Hong Kong	2523 8180
Kennedy Town Branch	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong	2818 6162
Caine Road Branch	57 Caine Road, Hong Kong	2521 3318
First Street Branch	55A First Street, Sai Ying Pun, Hong Kong	2517 3399
United Centre Branch	Shop 1021, United Centre, 95 Queensway, Hong Kong	2861 1889
Wyndham Street Branch	1-3 Wyndham Street, Central, Hong Kong	2843 2888
Des Voeux Road West Branch	111-119 Des Voeux Road West, Hong Kong	2546 1134
Gilman Street Branch	136 Des Voeux Road Central, Hong Kong	2135 1123
Shun Tak Centre Branch	Shop 225, 2/F, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	2291 6081
Wan Chai District		
Jardine's Bazaar Branch	G/F, Siki Centre, No. 23 Jardine's Bazaar, Causeway Bay, Hong Kong	2882 1383
Gloucester Road Wealth Management Centre	Unit 3, G/F, Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong	2511 8933
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai, Hong Kong	2835 6118
Johnston Road Branch	152-158 Johnston Road, Wan Chai, Hong Kong	2574 8257
Harbour Road Branch	26 Harbour Road, Wan Chai, Hong Kong	2827 8407
Happy Valley Branch	11 King Kwong Street, Happy Valley, Hong Kong	2838 6668
Causeway Bay Branch	18 Percival Street, Causeway Bay, Hong Kong	2572 4273
Wan Chai (China Overseas Building) Branch	139 Hennessy Road, Wan Chai, Hong Kong	2529 0866
Wan Chai (Wu Chung House) Branch	213 Queen's Road East, Wan Chai, Hong Kong	2892 0909
Hennessy Road (Wan Chai) Branch	310-312 Hennessy Road, Wan Chai, Hong Kong	2923 5628
Wan Chai Road Branch	127-135 Wan Chai Road, Wan Chai, Hong Kong	2577 4862
Eastern District		
Siu Sai Wan Branch	Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong	2505 2399
Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong	2886 0612
Taikoo Shing Branch Safe Box Service Centre	Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong	2885 4582
North Point Branch	Roca Centre, 464 King's Road, North Point, Hong Kong	2811 8880
North Point (King's Centre) Branch	193-209 King's Road, North Point, Hong Kong	2286 2000
North Point (Hang Ying Building) Branch	Shop B1, 318-328 King's Road, North Point, Hong Kong	2887 1199
North Point (Kiu Fai Mansion) Branch	413-415 King's Road North Point, Hong Kong	2562 6108
Sai Wan Ho Branch	142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong	2886 3344
Heng Fa Chuen Branch	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong	2897 1131
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan, Hong Kong	2885 9311
City Garden Branch	233 Electric Road North Point, Hong Kong	2571 2878
King's Road Branch	131-133 King's Road North Point, Hong Kong	2887 0282
Chai Wan Branch	Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong	2558 6433
Chai Wan Branch Safe Box Service Centre	27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong	2557 0248
Healthy Village Branch	Shop 1 & 2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong	2563 2278
Sheung On Street Branch	77 Sheung On Street, Chai Wan, Hong Kong	2897 0923

Aldrich Garden Branch	Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong	3196 4956
Shau Kei Wan (Po Man Building) Branch	260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	2563 5211
Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan, Hong Kong	2557 3283
Quarry Bay Branch	Parkvale, 1060 King's Road, Quarry Bay, Hong Kong	2564 0333
Southern District		
Tin Wan Branch	2-12 Ka Wo Street, Tin Wan, Hong Kong	2553 0135
Stanley Branch	Shop 401, Shopping Centre, Stanley Plaza, Hong Kong	2813 2290
Aberdeen Branch	25 Wu Pak Street, Aberdeen, Hong Kong	2553 4165
South Horizons Branch	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong	2580 0345
South Horizons Branch Safe Box Service Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong	2555 7477
Wah Kwai Estate Branch	Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong	2550 2298
Wong Chuk Hang Road Branch	40 Wong Chuk Hang Road, Hong Kong	2814 8272
Chi Fu Landmark Branch	Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong	2551 2282
Ap Lei Chau Branch	13-15 Wai Fung Street, Ap Lei Chau, Hong Kong	2554 6487

Kowloon

Kowloon City District		
Prince Edward Road (Kowloon City) Branch	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan, Kowloon	2364 4344
Pak Tai Street Branch	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hung Hom (Eldex Industrial Building) Branch	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
Hung Hom Wealth Management Centre	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2170 0888
OUHK Branch	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Branch	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Branch	Shop G6, Site 11, Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
Nga Tsin Wai Road Branch	25 Nga Tsin Wai Road, Kowloon City, Kowloon	2383 2316
Waterloo Road Branch	Shop A2, Man Kee Mansion, 86 Waterloo Road, Kowloon	2363 9231
Wong Tai Sin District		
Tai Yau Street Branch	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Branch	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Branch	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Branch	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Branch	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Branch	Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Branch	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Branch	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Lok Fu Branch	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Tseuk Luk Street Wealth Management Centre	86 Tseuk Luk Street, San Po Kong, Kowloon	2326 2883
Sheung Fung Street Branch	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Branch	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088

Bank of China (Hong Kong) – Branch Network (continued)

Kwun Tong District		
Kowloon Bay Wealth Management Centre	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2759 9339
Kowloon Bay Branch	17 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Branch	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2763 5456
169 Ngau Tau Kok Road Branch	169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2750 7311
177 Ngau Tau Kok Road Branch	177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2927 4321
Ping Tin Estate Branch	Shop 225, 2/F, Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Branch	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Sau Mau Ping Branch	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Branch	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Branch	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Yau Tong Branch	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Tsui Ping Estate Branch	Shop 116, 1/F, Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Branch	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Wealth Management Centre	Shop P8A, Telford Gardens, Kowloon Bay, Kowloon	2758 3987
Telford Gardens Branch	Shop P2, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Branch	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Branch	327 Ngau Tau Kok Road, Kwun Tong, Kowloon	2389 3301
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Yau Tsim Mong District		
Tai Kok Tsui Branch	73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	2395 3269
Shan Tung Street Branch	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Shanghai Street (Prince Edward) Branch	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Prince Edward Branch	774 Nathan Road, Kowloon	2399 3000
Tsim Sha Tsui Branch	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon	2739 0308
Jordan Branch	328-330 Nathan Road, Kowloon	2928 6111
Jordan Road Branch	1/F, Sino Cheer Plaza, 23-29 Jordan Road, Kowloon	2730 0883
Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Mong Kok Branch	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Prince Edward Road West (Mong Kok) Branch	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Branch	50-52 Mong Kok Road, Mong Kok, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Branch	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Branch	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Branch	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Cameron Road Wealth Management Centre	30 Cameron Road, Tsim Sha Tsui, Kowloon	2312 0010
Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2311 3822
Olympian City Branch	Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon	2749 2110
Fuk Tsun Street Branch	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Branch	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Branch	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164

Sham Shui Po District		
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Branch	Unit LG256, Festival Walk, Kowloon Tong, Kowloon	2265 7288
Yu Chau Street Branch	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
Dragon Centre Branch	Shop 206A, Dragon Centre, 37K Yen Chow Street, Sham Shui Po, Kowloon	2788 3238
Lei Cheng Uk Estate Branch	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Branch	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Branch	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Branch	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Branch	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
223 Nam Cheong Street Branch	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 2 Mei Foo Sun Chuen Branch	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Mei Foo VIP Centre	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 8003
Mei Foo Mount Sterling Mall Branch	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Lai Chi Kok Road Branch	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Branch	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Branch	147-149 Castle Peak Road, Sham Shui Po, Kowloon	2708 3678

New Territories & Outlying Islands

Sha Tin District		
Jat Min Chuen Branch	Shop 1, G/F, Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories	2647 8784
41 Tai Wai Road Branch	41-45 Tai Wai Road, Sha Tin, New Territories	2929 4288
74 Tai Wai Road Branch	74-76 Tai Wai Road, Sha Tin, New Territories	2699 9523
Fo Tan Branch	No 2, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories	2691 7193
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Sha Tin, New Territories	2605 6556
City One Sha Tin Branch	Shop A, 15-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories	2648 8083
Sha Tin VIP Centre	Shop 18, L1, Shatin Plaza, Sha Tin, New Territories	2688 7668
Sha Kok Estate Branch	Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories	2648 0302
Heng On Estate Branch	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories	2642 0111
Ma On Shan Plaza Branch	Shop 2103, Level 2, Ma On Shan Plaza, Sai Sha Road, Ma On Shan, New Territories	2631 0063
Lung Hang Estate Branch	103 Lung Hang Commercial Centre, Sha Tin, New Territories	2605 8618
New Town Plaza Branch	Shop 608, Level 6 Phase One, New Town Plaza, Sha Tin, New Territories	2606 6163
Sunshine City Branch	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories	2631 1011
Lek Yuen Branch	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories	2605 3021
Tai Po District		
Tai Kwong Lane Branch	16-22 Tai Kwong Lane, Tai Po Market, New Territories	2652 2133
Tai Po Branch	68-70 Po Heung Street, Tai Po Market, New Territories	2657 2121
Tai Po Plaza Branch	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories	2665 5890
On Chee Road Branch	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	2665 1966
Fu Heng Estate Branch	Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories	2661 6278
Fu Shin Estate Branch	Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories	2663 2788
Kwong Fuk Road Branch	40-50 Kwong Fuk Road, Tai Po Market, New Territories	2658 2268

Bank of China (Hong Kong) – Branch Network (continued)

Sai Kung District		
Sai Kung Branch	7-11 Wan King Path, Sai Kung, New Territories	2792 1465
East Point City Branch	Shop 101, East Point City, Tseung Kwan O, New Territories	2628 7238
Hau Tak Estate Branch	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories	2703 5203
HKUST Branch	The Hong Kong University of Science & Technology, Clear Water Bay Road New Territories	2358 2345
Tseung Kwan O Plaza Branch	Shop 112-125, Level 1, Tseung Kwan O Plaza, Tseung Kwan O, New Territories	2702 0282
Metro City Branch	Shop 209, Level 2, Metro City Phase 1, Tseung Kwan O, New Territories	2701 4962
Tsuen Wan District		
Tai Wo Hau Branch	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories	2429 0304
407 Castle Peak Road Branch	407-411 Castle Peak Road, Tsuen Wan, New Territories	2920 3211
Clague Garden Branch	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories	2412 2202
Tsuen Wan Branch	297-299 & 313 Sha Tsui Road, Tsuen Wan, New Territories	2411 1321
Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan, New Territories	2406 9932
Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories	2416 6577
Tsuen Wan VIP Centre	31-33 Chung On Street, Tsuen Wan, New Territories	2406 8908
Sham Tseng Branch	Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories	2491 0038
Fuk Loi Estate Branch	129-135 Sha Tsui Road, Tsuen Wan, New Territories	2499 0755
Texaco Road Branch	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories	2414 4287
Kwai Tsing District		
Ha Kwai Chung Branch	192-194 Hing Fong Road, Kwai Chung, New Territories	2424 9823
Sheung Kwai Chung Branch	7-11 Shek Yi Road, Sheung Kwai Chung, New Territories	2480 6161
Cheung Hong Estate Branch	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi Island New Territories	2497 7718
Cheung Fat Estate Branch	Shop 317, Cheung Fat Shopping Centre, Tsing Yi Island New Territories	2433 1689
Cheung Hong Estate Commercial Centre Branch	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi Island, New Territories	2497 0325
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island, New Territories	2436 9298
Lei Muk Shue Branch	Shop 22, Lei Muk Shue Shopping Centre, Kwai Chung, New Territories	2428 5731
Metroplaza Branch	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories	2420 2686
Kwai Cheong Road Branch	40 Kwai Cheong Road, Kwai Chung, New Territories	2480 3311
Kwai Chung Branch	432-436 Castle Peak Road, Kwai Chung, New Territories	2410 9133
Kwai Chung Road Branch	1009 Kwai Chung Road, Kwai Chung, New Territories	2424 3021
Kwai Chung Plaza Branch	A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories	2920 2468
Tuen Mun District		
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories	2450 8877
Tuen Mun Wealth Management Centre	Shop 5, Level 1, North Wing, Trend Plaza, Tuen Mun, New Territories	2404 9777
Tuen Mun Fa Yuen Branch	Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories	2458 1033
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories	2457 3501
Siu Hong Court Branch	226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories	2466 6703
Leung King Estate Branch	Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories	2463 3855
Kin Wing Street Branch	24-30 Kin Wing Street, Tuen Mun, New Territories	2465 2212
Venice Gardens Branch	Shop13-15, G/F, Venice Gardens, Leung Tak Street, Tuen Mun, New Territories	2455 1288
Butterfly Estate Branch	Shop 123-130, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories	2920 5188
Yuen Long District		
Tai Tong Road Branch	Shop A135, 1/F, Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories	2479 2113
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories	2474 2211
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long, New Territories	2476 2193
Yuen Long (Hang Fat Mansion) Branch	8-18 Castle Peak Road, Yuen Long, New Territories	2475 3777
Tin Shui Estate Branch	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories	2445 8728
Kau Yuk Road Branch	18-24 Kau Yuk Road, Yuen Long, New Territories	2473 2833
Kingswood Villas Branch	A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories	2443 3313
Kingswood Ginza Branch	Shop G73, Phase I Kingswood Ginza, Tin Shui Wai, New Territories	2616 4233
North District		
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui, New Territories	2671 0155
Sheung Shui VIP Centre	33 San Fung Avenue, Sheung Shui, New Territories	2639 9233
Sheung Shui Centre Branch	Shop 1007-1009, Level 1, Sheung Shui Centre, Sheung Shui, New Territories	2670 3131
Sha Tau Kok Branch	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories	2674 4011
Flora Plaza Branch	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	2675 6683
Fanling Centre Branch	Shop 2D-E & H, Fanling Centre, Fanling, New Territories	2669 7899
Choi Yuen Estate Branch	Shop 4, F3 Level, Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories	2671 6783
136 San Fung Ave Branch	136 San Fung Avenue, Sheung Shui, New Territories	2670 6138
Luen Wo Market Branch	17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories	2675 5113
Luen Shing Street Branch	Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories	2675 6113
Outlying Island District		
Cheung Chau Branch	53-55 Tai Sun Street, Cheung Chau, New Territories	2981 0021
Hong Kong International Airport Branch	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

Mainland Branches

Shenzhen Branch	G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Baoan Sub-Branch	Unit 108 Xushida Garden, Xin An Si Road, Baoan District 34-2, Shenzhen, China	(86-755) 2785 3302
Shenzhen Futian Sub-Branch	1/F, Shen Ye Garden Club House, Caitian Road, Futian District, Shenzhen, China	(86-755) 8294 2929
Shantou Branch	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8265
Shanghai Branch	Room A103-A107, Tomorrow Square, 389 Nanjing West Road, Shanghai, China	(86-21) 2306 9090
Qingdao Branch	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 8573 2828

Network & Corporate Banking Centres

Corporate Business	10/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6889
Corporate Finance	10/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6491
Commercial Business I	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6409
Commercial Business II	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	3419 3555
Commercial Business III	Unit 701-706, The Gateway Tower 3 (Prudential Tower), 21 Canton Road, Tsim Sha Tsui, Kowloon	2247 8888
Financial Institutions	33/F, Bank of China Tower, 1 Garden Road, Hong Kong	2903 6666
Hong Kong Central and West Commercial Centre Hong Kong Central and West SME Centre	24/F, Bank of China Tower, 1 Garden Road, Hong Kong	2846 2682
Hong Kong East Commercial Centre Hong Kong East SME Centre	3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong	2833 8790
Kowloon East Commercial Centre Kowloon East SME Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
San Po Kong Commercial Centre San Po Kong SME Centre	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon	2263 4900
Hung Hom Commercial Centre Hung Hom SME Centre	Room 507, 5/F, Tower A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre Kowloon West SME Centre	9/F, Kwangtung Provincial Bank Building, 589 Nathan Road, Mong Kok, Kowloon	3412 1688

Network & Corporate Banking Centres (continued)

[illegible]	Address	[illegible]
Tsim Sha Tsui Commercial Centre Tsim Sha Tsui SME Centre	Shop UG 01, Inter-Continental Plaza, 94 Granville Road, Tsimshatsui, Kowloon	2301 9788
New Territories East Commercial Centre New Territories East SME Centre	3/F, 68-70 Po Heung Street, Tai Po Market, Tai Po, New Territories	2654 3222
Fo Tan Commercial Centre Fo Tan SME Centre	Room 1408-1411, 1415-1416 and 1419, 14/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories	2687 5665
New Territories West Commercial Centre New Territories West SME Centre	Room 1720-1724 and 17168-1719, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, New Territories	3412 7044
Yuen Long Commercial Centre Yuen Long SME Centre	4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, New Territories	2442 8788
Causeway Bay Commercial Services Centre	2/F, 18 Percival Street, Causeway Bay, Hong Kong	2892 7032
Cheung Sha Wan Commercial Services Centre	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2310 5923
Shun Tak Centre Commercial Services Centre	Shop 225, 2/F, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong	2108 9662
Trade Product	5/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon	3198 3544
Trade Services Centre	6/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon	3198 3383

Nanyang Commercial Bank– Branch Network

[illegible]	[illegible]	[illegible]
Head Office	151 Des Voeux Road, Central, Hong Kong	2852 0888
Hong Kong Island		
Western Branch	128 Bonham Strand East, Sheung Wan, Hong Kong	2851 1100
Causeway Bay Branch	472 Hennessy Road, Causeway Bay, Hong Kong	2832 9888
Happy Valley Branch	29 Wong Nei Chung Road, Happy Valley, Hong Kong	2893 3383
Kennedy Town Branch	86 Belcher's Street, Kennedy Town, Hong Kong	2817 1946
Quarry Bay Branch	1014 King's Road, Quarry Bay, Hong Kong	2563 2286
Des Voeux Road West Branch	334 Des Voeux Road West, Hong Kong	2540 4532
Aberdeen Branch	171 Aberdeen Main Road, Aberdeen, Hong Kong	2553 4115
North Point Branch	351 King's Road, North Point, Hong Kong	2566 8116
Sheung Wan Branch	21 Connaught Road West, Sheung Wan, Hong Kong	2559 0888
Sai Wan Ho Branch	63 Shaukeiwan Road, Sai Wan Ho, Hong Kong	2567 0315
Wanchai Branch	123 Johnston Road, Wanchai, Hong Kong	2574 8118
Causeway Centre Branch	Shop 16, Causeway Centre, 28 Harbour Road, Wanchai, Hong Kong	2827 6338
Central District Branch	56-58 Wellington Street, Central, Hong Kong	2522 5011
Sunning Road Branch	8 Sunning Road, Causeway Bay, Hong Kong	2882 7668
Kowloon		
Mongkok Branch	727 Nathan Road, Mongkok, Kowloon	2394 8206
Yaumati Branch	309 Nathan Road, Yaumati, Kowloon	2782 9888
Ferry Point Branch	Shops D-F, G/F, Best-O-Best Commercial Centre, 32-36 Ferry Street, Yaumati, Kowloon	2332 0738
Homantin Branch	71A Waterloo Road, Homantin, Kowloon	2715 7518
Nathan Road Branch	570 Nathan Road, Mongkok, Kowloon	2780 0166
Laichikok Road Branch	236 Laichikok Road, Shamshuipo, Kowloon	2396 4164
Jordan Road Branch	20 Jordan Road, Yaumati, Kowloon	2735 3301
Tokwawan Branch	62 Tokwawan Road, Kowloon	2764 6666
Kwun Tong Branch	410 Kwun Tong Road, Kowloon	2389 6266
Tsimshatsui Branch	Shop A, 1/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon	2376 3988
Hunghom Branch	69A Wuhu Street, Hunghom, Kowloon	2362 2301
Shamshuipo Branch	198-200 Tai Po Road, Shamshuipo, Kowloon	2777 0147
Yee On Street Branch	Shops 4-6, G/F, Yee On Centre, 45 Hong Ning Road, Kowloon	2790 6688
Peninsula Centre Branch	Shop G48 Peninsula Centre 67, Mody Road, Tsim Sha Tsui, Kowloon	2722 0823
San Po Kong Branch	41-45, Yin Hing Street, San Po Kong, Kowloon	2328 5555
Kowloon City Branch	86 Nga Tsin Wai Road, Kowloon City, Kowloon	2716 6033
Laguna City Branch	Shop No 26, Phase 1 Laguna City, Cha Kwo Ling Road, Kowloon	2772 3336
New Territories		
Kwai Chung Branch	100 Lei Muk Road, Kwai Chung, New Territories	2480 1118
Tai Po Branch	Shop No. 11, G/F, Treasure Garden, 1 On Chee Road, Tai Po, New Territories	2656 5201
Yuen Long Branch	G/F, Tung Yik Building Tai Tong Road, Yuen Long, New Territories	2479 0231
Ha Kwai Chung Branch	180 Hing Fong Road, Kwai Chung, New Territories	2429 4242
Tsuen Wan Branch	78 Chung On Street, Tsuen Wan, New Territories	2492 0243
Sheung Shui Branch	31 Fu Hing Street, Sheung Shui, New Territories	2679 4333
Tuen Mun Branch	Forward Mansion, Yan Ching Circuit, Tuen Mun, New Territories	2459 8181
Shatin Branch	Shop 7-8, Lucky Plaza, Shatin, New Territories	2605 9188
Fou Wah Centre Branch	Shop A, 2/F, Fou Wah Centre, 210 Castle Peak Road, Tsuen Wan, New Territories	2498 4411
Sai Kung Branch	Shop 11-12 Sai Kung Garden, Man Nin Street, New Territories	2791 1122
Cheung Sha Wan Commercial Banking Centre	Unit 1005, Tower II, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2785 6182
Overseas		
San Francisco Branch	31/F, 50 California Street, San Francisco, CA94111, USA	(1-415) 398 8866

Nanyang Commercial Bank (China) – Branch Network

[illegible]	[illegible]	[illegible]
The Mainland of China		
Head Office	1A/F-2A/F, Block F, Hi-tech King World, 666-668 Beijing Rd E., Shanghai, China	(86-21) 5308 8833
Shenzhen Branch	Nanyang Mansion, 2002 Jian She Road, Luohu District,Shenzhen, China	(86-755) 2515 6333
Shenzhen Shekou Sub-Branch	G/F, Finance Centre, Taizi Road, Shekou, Shenzhen, China	(86-755) 2682 8788
Haikou Branch	Room 702-703, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Branch	Room 402, Skygalleria CITIC Plaza, 233 Tianhe North Road, Guangzhou, China	(86-20) 3891 2668
Dalian Branch	1/F, Li Yuan Mansion, 16-18 Mingze Street, Zhongshan District, Dalian, Liaoning Province, China	(86-411) 8282 3636
Beijing Branch	No 88, Jian Guo Men Wai Da Jie, Chaoyang District, Beijing, China	(86-10) 6568 4728
Shanghai Branch	Room B201-B202, Tomorrow Square, 389 Nanjing West Road, Shanghai, China	(86-21) 2306 9033

Chiyu Banking Corporation – Branch Network

[illegible]	[illegible]	[illegible]
Head Office	78 Des Voeux Road Central, Hong Kong	2843 0111
Hong Kong Island		
North Point Branch	390-394 King's Road, North Point, Hong Kong	2570 6381
Wanchai Branch	325 Hennessy Road, Wanchai, Hong Kong	2572 2823
Sheung Wan Branch	22-24 Bonham Strand West, Hong Kong	2544 1678
Western Branch	443 Queen's Road West, Hong Kong	2548 2298
Quarry Bay Branch	967-967A, King's Road, Quarry Bay, Hong Kong	2811 3131
Kowloon		
Hung Hom Branch	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Branch	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Branch	235-237 Laichikok Road, Kowloon	2789 8668
San Po Kong Branch	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Branch	117-119 Shanghai Street, Yaumatei, Kowloon	2332 2533
Castle Peak Road Branch	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Branch	Shop No 10 G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
Tokwawan Branch	G/F, Shop No. 11-13, 78 Tokwawan Road, Kowloon	2765 6118
Tsz Wan Shan Branch	Shop 703A, 7/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon	2322 3313
New Territories		
Tuen Mun Yau Oi Estate Branch	Shop No. 103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, New Territories	2452 3666
Kwai Hing Estate Branch	Shop No. 1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, New Territories	2487 3332
Tai Po Tai Wo Estate Branch	Shop No. 112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, New Territories	2656 3386
Belvedere Garden Branch	Shop No. 5A, G/F, Belvedere Square, Tsuen Wan, New Territories	2411 6789
Tsuen Wan Branch	Shop No. 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, New Territories	2413 8111
Shatin Sui Wo Court Branch	Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, New Territories	2601 5888
Ma On Shan Branch	Shop 313, Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, New Territories	2640 0733
Sheung Tak Estate Branch	Shop No 238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, New Territories	2178 2278
The Mainland of China		
Xiamen Branch	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592) 5851 691
Fuzhou Branch	1/F, International Building, 210 Wusi Road, Fuzhou Fujian Province, China	(86-591) 8781 0073

Review of Annual Results

The annual results have been reviewed by the Audit Committee of the Company.

Scope of work of PricewaterhouseCoopers

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2007 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 25 March 2008

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok**and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

END